2006 ANNUAL REPORT

WABASH
NATIONAL

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K/A

Amendment No. 1

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended December 31, 2006

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _______ to _______

Commission file number: 1-10883

WABASH NATIONAL CORPORATION

(Exact name of registrant as specified in its charter)

Delaware *(State or other jurisdiction of incorporation or organization)*	**52-1375208** *(IRS Employer Identification Number)*
1000 Sagamore Parkway South Lafayette, Indiana *(Address of Principal Executive Offices)*	**47905** *(Zip Code)*

Registrant's telephone number, including area code: (765) 771-5300

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $.01 Par Value	New York Stock Exchange
Series D Preferred Share Purchase Rights	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of voting stock held by non-affiliates of the registrant as of June 30, 2006 was $478,942,817 based upon the closing price of the Company's common stock as quoted on the New York Stock Exchange composite tape on such date.

The number of shares outstanding of the registrant's common stock as of February 26, 2007 was 30,530,952.

Part III of this Form 10-K incorporates by reference certain portions of the registrant's Proxy Statement for its Annual Meeting of Stockholders to be filed within 120 days after December 31, 2006.

Explanatory Note

This Amendment No. 1 on Form 10-K/A ("Form 10-K/A") is an amendment to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2006, which was originally filed with the Securities and Exchange Commission on March 12, 2007 (the "Original Filing").

This Form 10-K/A is being filed to include responses to certain items required by Part III, which were originally expected to be incorporated by reference to the Registrant's definitive Proxy Statement (the "Proxy Statement") to be delivered to the Registrant's stockholders in connection with its 2007 Annual Meeting of Stockholders, to update certain information contained in the executive biographies under the heading "Executive Officers of Wabash National Corporation" in Part I-Item 1, to update certain information under the heading "Industry and Competition" in Part I-Item 1 as a result of updated market data received from third party sources and to correct the date of the Report of Management on Internal Control over Financial Reporting in Part II-Item 9A. No other information in the Original Filing is amended hereby, and this Form 10-K/A does not otherwise reflect events occurring after the original filing date of March 12, 2007.

TABLE OF CONTENTS
WABASH NATIONAL CORPORATION
FORM 10-K FOR THE FISCAL
YEAR ENDED DECEMBER 31, 2006

FORWARD LOOKING STATEMENTS

This Annual Report contains "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"). Forward-looking statements may include the words "may," "will," "estimate," "intend," "continue," "believe," "expect," "plan" or "anticipate" and other similar words. Our "forwarding-looking statements" include, but are not limited to, statements regarding:

- our business plan;
- our expected revenues, income or loss and capital expenditures;
- plans for future operations;
- financing needs, plans and liquidity;
- our ability to achieve sustained profitability;
- reliance on certain customers and corporate relationships;
- availability and pricing of raw materials;
- availability of capital;
- dependence on industry trends;
- the outcome of any pending litigation;
- export sales and new markets;
- engineering and manufacturing capabilities and capacity;
- acceptance of new technology and products;
- government regulation; and
- assumptions relating to the foregoing.

Although we believe that the expectations expressed in our forward-looking statements are reasonable, actual results could differ materially from those projected or assumed in our forward-looking statements. Our future financial condition and results of operations, as well as any forward-looking statements, are subject to change and are subject to inherent risks and uncertainties, such as those disclosed in this Annual Report. Each forward-looking statement contained in this Annual Report reflects our management's view only as of the date on which that forward-looking statement was made. We are not obligated to update forward-looking statements or publicly release the result of any revisions to them to reflect events or circumstances after the date of this Annual Report or to reflect the occurrence of unanticipated events.

Currently known risks and uncertainties that could cause actual results to differ materially from our expectations are described throughout this Annual Report, including in "Item 1A. *Risk Factors*." We urge you to carefully review that section for a more complete discussion of the risks of an investment in our securities.

PART I

ITEM 1 — BUSINESS

Wabash National Corporation ("Wabash," "Company," "us," "we" or "our") is one of North America's leaders in designing, manufacturing and marketing standard and customized truck trailers and related transportation equipment. Founded in 1985 as a start-up, Wabash has grown to approximately $1.3 billion in annual sales in 2006. We believe our success has been the result of our longstanding relationships with our core customers, our demonstrated ability to attract new customers, our broad and innovative product line, our technological leadership and our large distribution and service network. Our management team is focused on becoming the low-cost producer of quality trailers in the truck trailer industry through continuous improvement, strategic sourcing opportunities, lean manufacturing initiatives and automation.

We seek to identify and produce proprietary products that offer exceptional value to customers with the potential to generate higher profit margins than those of standardized products. We believe that we have the engineering and manufacturing capability to produce these products efficiently. Our proprietary DuraPlate® composite truck trailer, which we introduced in 1996, has achieved widespread acceptance by our customers. For the last three years, sales of our DuraPlate® trailers represented approximately 80% of our total new van trailer sales. We are also a competitive producer of standardized sheet and post and refrigerated trailer products, and strive to become a low-cost producer of these products within our industry. In March 2006, we acquired Transcraft Corporation as part of our commitment to expand our customer base and grow our market leadership. We expect to continue a program of product development and selective acquisitions of quality proprietary products that further differentiate us from our competitors and increase profit opportunities.

We market our transportation equipment under the Wabash®, DuraPlate®, DuraPlateHD®, FreightPro®, ArcticLite®, RoadRailer®, Transcraft®, Eagle®, Eagle II® and D-Eagle® trademarks directly to customers, through independent dealers and through our factory-owned retail branch network. Historically, our marketing effort focused on our longstanding core customers representing many of the largest companies in the trucking industry. Our relationship with our core customers has been central to our growth since inception. Beginning in 2003, we have actively pursued the diversification of our customer base by focusing on what we refer to as the mid-market. These carriers, which represent approximately 1,250 carriers, operate fleets of between 250 to 7,500 trailers, which we estimate in total account for approximately one million trailers.

Longstanding core customers include — Schneider National, Inc.; J.B. Hunt Transport Services, Inc.; Swift Transportation Corporation; Werner Enterprises, Inc.; Heartland Express, Inc.; Averitt Express, Inc.; U.S. Xpress Enterprises, Inc.; Knight Transportation, Inc.; Interstate Distributor Co.; YRC Worldwide, Inc.; Old Dominion Freight Lines, Inc.; SAIA Motor Freightlines, Inc.; and FedEx Corp.

Mid-market customers include — CFI; New Prime; CR England, Inc.; USA Logistics; Roehl Transport, Inc.; C&S Wholesale Grocers, Inc.; Celadon Group, Inc.; Cowan Systems, LLC; Aurora LLC; Landair Transport, Inc.; Xtra Lease, Inc.; USF Corporation; Alliance Shippers, Inc.; Frozen Food Express Industries, Inc.; Star Transport, Inc.; Gordon Trucking, Inc.; and New Penn Motor Express, Inc.

Our factory-owned retail branch network provides additional opportunities to distribute our products and also offers nationwide service and support capabilities for our customers. The retail sale of new and used trailers, aftermarket parts and service through our retail branch network generally provides enhanced margin opportunities. Additionally, we utilize a network of 26 independent dealers with 50 locations to distribute our van trailers. We distribute our flatbed and dropdeck trailers through over 140 independent dealerships throughout North America.

Wabash was incorporated in Delaware in 1991 and is the successor by merger to a Maryland corporation organized in 1985. We operate in two reportable business segments: (1) manufacturing and (2) retail and distribution. Financial results by segment, including information about revenues from customers, measures of profit and loss, and total assets, and financial information regarding geographic areas and export sales are discussed in Note 13, Segments and Related Information, of the accompanying Consolidated Financial Statements. Our internet website is www.wabashnational.com. We make our electronic filings with the SEC, including our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to these reports available on our website free of charge as soon as practicable after we file or furnish them with the SEC. Information on the website is not part of this Form 10-K.

Strategy

We are committed to an operating strategy that seeks to deliver profitability throughout industry cycles by executing on the core elements of our strategic plan:

- ***Corporate Focus.*** We intend to continue our focus on improved earnings and cash flow.
- ***Product and Service Differentiation.*** We intend to continue to provide differentiated products and services that generate enhanced profit margins.

- ***Continuous Improvements.*** We are focused on reducing our cost structure by adhering to continuous improvement and lean manufacturing initiatives.

- ***Core Customers.*** We intend to maintain and grow our longstanding and new customer relationships and create new revenue opportunities by offering tailored transportation solutions.

- ***Customer Diversification.*** We expect to continue to expand and diversify our customer base by focusing on mid-market carriers with trailer fleets ranging from 250 to 7,500 units.

- ***Trailer Performance Improvements.*** We are continuing the development and introduction of design improvements on the DuraPlate® trailer with the goal of minimizing maintenance over a 10-year period.

- ***Strengthen Balance Sheet.*** We intend to continue to enhance financial flexibility enabling us to capitalize on future market opportunities.

- ***Acquisitions.*** We intend to expand our product offering and competitive advantage by acquiring strong brands where we can leverage our customer relationships, distribution capabilities and purchasing leverage.

Industry and Competition

Trucking in the United States (U.S.), according to the American Trucking Association (ATA), was estimated to be a $623 billion industry in 2005 (the latest date such information is available), leading all other modes of transportation. ATA estimates that approximately 69% of all freight tonnage is carried by truck at some point during its shipment, accounting for approximately 84% of freight industry revenues. Trailer demand is a direct function of the amount of freight to be transported. As the economy improves, it is forecasted that truck carriers will need to both expand and replace their fleets, which typically results in increased trailer orders. According to A.C.T. Research Company, LLC (A.C.T.), there are approximately 2.9 million trailers in use today and total trailer replacement demand is estimated at approximately 200,000 trailers per year.

In general, the U.S. trucking industry grew throughout the 1990's and peaked in 1999. A number of factors, including an economic downturn, fluctuations in fuel prices, declining asset values, limited capital, record trucking company failures and industry consolidation, led to a historic reduction of 54% in trailer purchases from 1999 to 2002. The industry began its recovery in 2003, and year-over-year trailer production improvements of 24%, 31%, 7% and 13% were recorded for 2003, 2004, 2005 and 2006, respectively. Most trucking companies experienced very strong financial performances in 2004-2006 as a capacity constrained freight environment allowed trucking companies to raise freight rates, in-turn improving profitability, despite increased fuel costs. However, recent industry estimates indicate a market softness that started in late 2006 is expected to continue into the first half of 2007.

Wabash, Great Dane and Utility are generally viewed as the top three trailer manufacturers and have accounted for greater than 50% of new trailer market share in recent years, including approximately 56% in 2006. In 2006, including the acquisition of Transcraft, our market share of total trailer production was approximately 22%. During the severe industry downturn in 2001 and 2002, a number of trailer manufacturers went out of business, resulting in greater industry consolidation. Despite market concentration, price competition is fierce as production capacity exceeds current demand. Trailer differentiation is made primarily through superior products, customer relationships, service availability and cost.

The table below sets forth new trailer production for Wabash, its largest competitors and for the trailer industry as a whole within North America. The data represents all segments of the market, except containers and chassis. Since 2002, we have primarily participated in the van segment of the market. Van production has grown from a low of approximately 99,000 units in 2002 to approximately 197,000 units in 2006, an improvement of 99%. During this period, our market share for van trailers has been approximately 27%.

	2006	2005	2004	2003	2002	2001
Wabash[(1)]	**60,000**[(4)]	**52,000**	**48,000**	**36,000**	**27,000**	**32,000**
Great Dane	60,000	55,000	55,000	41,000	33,000[(2)]	22,000
Utility	37,000	34,000	31,000	24,000	18,000	16,000
Stoughton	19,000	17,000	15,000	9,900	10,000	6,000
Other principal producers	54,000	46,000	42,000	34,000	28,000	32,000
Total Industry	278,000	245,000	228,000	174,000[(3)]	140,000	140,000

(1) Does not include approximately 700, 2,300, 1,500, 1,300 and 6,000 intermodal containers in 2006, 2005, 2004, 2003 and 2002, respectively.
(2) Data revised by publisher in 2004.
(3) Data revised by publisher in 2005.
(4) The 2006 production includes Transcraft volumes on a full-year pro forma basis.
Sources: Individual manufacturer information, some of which is estimated, provided by *Trailer Body Builders Magazine*.

Competitive Strengths

We believe our core competitive strengths include:

- ***Long-Term Core Customer Relationships*** — We are the leading provider of trailers to a significant number of top tier trucking companies, generating a revenue base that has helped to sustain us as one of the market leaders.
- ***Innovative Product Offerings*** — Our DuraPlate® proprietary technology offers what we believe to be a superior trailer to our customers, which commands premium pricing. A DuraPlate® trailer is a composite plate trailer constructed using material containing a high-density polyethylene core bonded between a high-strength steel skin. We believe that the competitive advantages of our DuraPlate® trailers compared to standard trailers include the following:
  - Extended Service Life – operate three to five years longer;
  - Lower Total Cost of Ownership – less costly to maintain;
  - Extended Warranty – warranty period for DuraPlate panels is 10 years; and
  - Improved Resale – higher trade-in values.

  We have also successfully introduced innovations in our refrigerated trailers and other product lines. For example, we introduced the DuraPlate HD® trailer and the FreightPro® sheet and post trailer in 2003.
- ***Significant Market Share and Brand Recognition*** — We have been one of the two largest manufacturers of trailers in North America in each of the last 10 years, with one of the most widely recognized brands in the industry. We believe we are currently one of the largest producers of van trailers in North America. The acquisition of Transcraft Corporation in March 2006 further expands our customer base and market share. Transcraft is a leading manufacturer of flatbed and dropdeck trailers in North America.
- ***Committed Focus on Operational Excellence*** — Safety, quality, on-time delivery, productivity and cost reduction are the core elements of our program of continuous improvement. We currently maintain an ISO 14001 registration of our Environmental Management System.
- ***Technology*** — We are recognized by the trucking industry as a leader in developing technology to reduce trailer maintenance. In 2006, we introduced a high performance liner for our refrigerated trailers, which helps reduce interior damage and associated maintenance costs. Also in 2006, we introduced a DuraPlate® trailer built on the new semi-automated Alpha production line. This technology has changed the way that trailers are traditionally manufactured and increases both efficiency of manufacturing and the quality of the finished products.
- ***Corporate Culture*** — We benefit from a value driven management team and dedicated workforce.
- ***Extensive Distribution Network*** — Sixteen factory-owned retail branch locations extend our sales network throughout North America, diversifying our factory direct sales, providing an outlet for used trailer sales and supporting our national service contracts. Additionally, we utilize a network of 26 independent dealers with

50 locations to distribute our van trailers, and our Transcraft distribution network consists of over 140 independent dealers throughout North America.

Regulation

Truck trailer length, height, width, maximum weight capacity and other specifications are regulated by individual states. The federal government also regulates certain safety features incorporated in the design of truck trailers, including regulations that require anti-lock braking systems (ABS) and define rear impact guard standards. Manufacturing operations are subject to environmental laws enforced by federal, state and local agencies (See "Environmental Matters").

Products

Since our inception, we have expanded our product offerings from a single truck trailer product to a broad range of trailer-related transportation equipment. Our manufacturing segment specializes in the development of innovative proprietary products for our key markets. Manufacturing segment sales represented approximately 85%, 80% and 77% of consolidated Wabash net sales in 2006, 2005 and 2004, respectively. Our current transportation equipment products primarily include the following:

- *DuraPlate® Trailers.* DuraPlate® trailers utilize a proprietary technology that consists of a composite plate wall for increased durability and greater strength. Our DuraPlate® trailers include our DuraPlateHD®, a heavy duty version of our regular DuraPlate® trailers.

- *Smooth Aluminum Trailers.* Smooth aluminum trailers, commonly known as "sheet and post" trailers, are the commodity trailer product purchased by the trucking industry. Starting in 2003, we began to market our FreightPro® trailer to provide a competitive offering for this segment of the market.

- *Platform Trailers.* In March 2006, we acquired Transcraft Corporation, one of the leading manufacturers and brands in the platform trailer segment. These trailers are sold under Transcraft® and Eagle® trademarks. Platform trailers consist of a trailer chassis with a flat or "drop" loading deck without permanent sides or a roof. These trailers are primarily utilized to haul steel coils, construction materials and large-size equipment.

- *Refrigerated Trailers.* Refrigerated trailers have insulating foam in the sidewalls and roof, which improves both the insulation capabilities and durability of the trailers. Our refrigerated trailers use our proprietary SolarGuard® technology, coupled with our novel foaming process, which we believe enables customers to achieve lower costs through reduced fuel consumption and reduced operating hours.

- *RoadRailer® Equipment.* The RoadRailer® intermodal system is a patented bimodal technology consisting of a truck trailer and detachable rail "bogie" that permits a trailer to run both over the highway and directly on railroad lines.

Our retail and distribution segment focuses on the sale of new and used trailers and providing parts and service as described below.

- We sell new trailers produced by the manufacturing segment. Additionally, we sell specialty trailers including tank trailers and dump trailers produced by third parties, which are purchased in smaller quantities for local or regional transportation needs. The sale of new transportation equipment through the retail branch network represented 7.0%, 11.3% and 12.2% of net sales during 2006, 2005 and 2004, respectively.

- We provide replacement parts and accessories and maintenance service for our own and competitors' trailers and related equipment. Sales of these products and service represented less than 5.0% of net sales during 2006, 2005 and 2004.

- We sell used transportation equipment including units taken in trade from our customers upon the sale of new trailers. The ability to remarket used equipment promotes new sales by permitting trade-in allowances and offering customers an outlet for the disposal of used equipment. The sale of used trailers represented 4.3%, 4.6% and 5.1% of net sales during 2006, 2005 and 2004, respectively.

Customers

Our customer base has historically included many of the nation's largest truckload common carriers, leasing companies, private fleet carriers, less-than-truckload (LTL) common carriers and package carriers. We successfully diversified our customer base from 61% of total units sold to large core customers in 2002 to 38% in 2006 by expanding our customer base and acquiring Transcraft. This has been accomplished while maintaining our relationship with our core customers. Our five largest customers accounted for 20%, 22% and 23% of our aggregate net sales in 2006, 2005 and 2004, respectively, and no single customer represented 10% or greater of net sales. International sales, primarily to Canadian customers, accounted for less than 10% of net sales for each of the last three years.

We have established relationships as a supplier to many large customers in the transportation industry, including the following:

- *Truckload Carriers:* Schneider National, Inc.; J.B. Hunt Transport Services, Inc.; Swift Transportation Corporation; Werner Enterprises, Inc.; Heartland Express, Inc.; Averitt Express, Inc.; U.S. Xpress Enterprises, Inc.; Knight Transportation, Inc.; and Interstate Distributor Co.
- *Leasing Companies:* GE Trailer Fleet Services; Xtra Lease, Inc.; Transport Services, Inc.; and Aurora LLC.
- *Private Fleets:* Safeway, Inc.; The Kroger Co.; and Dillard's, Inc.
- *Less-Than-Truckload Carriers:* YRC Worldwide, Inc.; Old Dominion Freight Lines, Inc.; SAIA Motor Freightlines, Inc.; FedEx Corp.; and Vitran Express, Inc.

Marketing and Distribution

We market and distribute our products through the following channels:

- factory direct accounts;
- factory-owned distribution network; and
- independent dealerships.

Factory direct accounts are generally large fleets, over 7,500 trailers that are high volume purchasers. Historically, we have focused on the factory direct market where customers are highly knowledgeable of the life-cycle costs of trailer equipment and, therefore, are best equipped to appreciate the design and value-added features of our products. Beginning in late 2003, we have actively pursued the diversification of our customer base focusing what we refer to as the mid-market. These carriers, which represent approximately 1,250 carriers, operate fleets of between 250 to 7,500 trailers, which we estimate in total account for approximately one million trailers. Since implementing our mid-market sales strategy, we have added over 200 new mid-market customers accounting for over 15,000 new trailer orders.

Our factory-owned distribution network generates retail sales of trailers to smaller fleets and independent operators located in geographic regions where our branches are located. This branch network enables us to provide maintenance and other services to customers. The branch network and our used trailer centers provide an outlet for used trailers taken in trade upon the sale of new trailers, which is a common practice with fleet customers.

We also sell our van trailers through a network of 26 independent dealerships with 50 locations. In addition, platform trailers are sold through over 140 independent dealerships throughout North America. The dealers primarily serve mid-market and smaller sized carriers and private fleets in the geographic region where the dealer is located and occasionally may sell to large fleets. The dealers may also perform service work for their customers.

Raw Materials

We utilize a variety of raw materials and components including steel, polyethylene, aluminum, lumber, tires and suspensions, which we purchase from a limited number of suppliers. Significant price fluctuations or shortages in raw materials or finished components may adversely affect our results of operations. In 2006 and for the foreseeable future, we expect that the raw materials used in the greatest quantity will be the steel, aluminum, polyethylene and wood used in our trailers. Our component suppliers have advised us that they have adequate capacity to meet our current and expected demands in 2007. However, unprecedented industry tire demand and escalating raw material costs in 2006 have resulted in higher tire costs. The price increases in our principal raw materials – aluminum, steel, plastic and timber – that materialized beginning in 2003 and continued through 2006, are expected to impact 2007 as well. Recently, we have experienced further increases in aluminum prices, which we expect will have the greatest impact on our sheet and post and refrigerated trailer products. Our Harrison, Arkansas laminated hardwood floor facility provides the majority of our requirements for trailer floors.

Backlog

Orders that have been confirmed by the customer in writing and can be produced during the next 18 months are included in our backlog. Orders that comprise backlog may be subject to changes in quantities, delivery, specifications and terms. Our backlog of orders at December 31, 2006 and 2005 was approximately $512 million, including $28 million of flatbed trailers, and $516 million, respectively. We expect to complete the majority of our backlog orders within the next 12 months.

Patents and Intellectual Property

We hold or have applied for 68 patents in the United States on various components and techniques utilized in our manufacture of truck trailers. In addition, we hold or have applied for 43 patents in two foreign countries. Our patents include intellectual property related to the manufacture of trailers using our proprietary DuraPlate® product, which we believe offers us a significant competitive advantage. The patents in our DuraPlate® portfolio have expiration dates ranging from 2009 to 2024 of which our view is there are no meaningful patents having expiration dates prior to 2016.

We also hold or have applied for 35 trademarks in the United States, as well as 22 trademarks in foreign countries. These trademarks include the Wabash®, Wabash National® and Transcraft® brand names as well as trademarks associated with our proprietary products such as the DuraPlate® trailer, the RoadRailer® trailer and the Eagle® trailer. We believe these trademarks are important for the identification of our products and the associated customer goodwill; however, our business is not materially dependent on such trademarks.

Research and Development

Research and development expenses are charged to earnings as incurred and were $4.3 million, $2.6 million and $2.6 million in 2006, 2005 and 2004, respectively.

Environmental Matters

Our facilities are subject to various environmental laws and regulations, including those relating to air emissions, wastewater discharges, the handling and disposal of solid and hazardous wastes, and occupational safety and health. Our operations and facilities have been and in the future may become the subject of enforcement actions or proceedings for non-compliance with such laws or for remediation of company-related releases of substances into the environment. Resolution of such matters with regulators can result in commitments to compliance abatement or remediation programs and in some cases the payment of penalties. (See Item 3 "Legal Proceedings.")

We believe that our facilities are in substantial compliance with applicable environmental laws and regulations. Our facilities have incurred, and will continue to incur, capital and operating expenditures and other costs in complying with these laws and regulations in both the United States and abroad. However, we currently do not anticipate that the future costs of environmental compliance will have a material adverse effect on our business, financial condition or results of operations.

Employees

As of December 31, 2006 and 2005, we had approximately 4,100 and 3,600 full-time associates, respectively. The December 31, 2006 headcount includes approximately 350 of our full-time hourly associates under labor union contracts, which expire in 2009 at our Mt. Sterling, Kentucky facility and in 2007 at our Anna, Illinois facility. During 2006, approximately 20% of our total production workforce included temporary associates. We place a strong emphasis on employee relations through educational programs and quality improvement teams. We believe our employee relations are good.

Executive Officers of Wabash National Corporation

The following are the executive officers of the Company:

Name	Age	Position
Richard J. Giromini	53	President and Chief Executive Officer, Director
Rodney P. Ehrlich	60	Senior Vice President — Chief Technology Officer
Bruce N. Ewald	55	Senior Vice President — Sales and Marketing
William P. Greubel	55	Chairman and Executive Director
Timothy J. Monahan	54	Senior Vice President — Human Resources
Robert J. Smith	60	Senior Vice President — Chief Financial Officer
Joseph M. Zachman	46	Senior Vice President — Manufacturing

Richard J. Giromini. Mr. Giromini was promoted to President and Chief Executive Officer on January 1, 2007. He had been Executive Vice President and Chief Operating Officer from February 28, 2005 until December 2005 when he was appointed President and a Director of the Company. He had been Senior Vice President — Chief Operating Officer since joining the Company on July 15, 2002. Most recently, Mr. Giromini was with Accuride Corporation from April 1998 to July 2002, where he served in capacities as Senior Vice President — Technology and Continuous Improvement; Senior Vice President and General Manager — Light Vehicle Operations; and President and CEO of AKW LP. Previously, Mr. Giromini was employed by ITT Automotive, Inc. from 1996 to 1998 serving as the Director of Manufacturing. Mr. Giromini also serves on the board of directors of The Wabash Center, a non-profit company dedicated to serving individuals with disabilities and special needs.

Rodney P. Ehrlich. Mr. Ehrlich has been Senior Vice President — Chief Technology Officer of the Company since January 2004. From 2001 to 2003, Mr. Ehrlich was Senior Vice President of Product Development. Mr. Ehrlich has been in charge of the Company's engineering operations since the Company's founding.

Bruce N. Ewald. Mr. Ewald joined the Company in March 2005 as Vice President and General Manager of Wabash National Trailer Centers, Inc. and in October 2005 he was promoted to Senior Vice President — Sales and Marketing. Prior to joining Wabash National, Mr. Ewald was with PACCAR Inc. from 1991 to February of 2005 where he served in a number of executive-level positions. Most recently with Peterbilt, a division of PACCAR, Mr. Ewald served as Assistant General Manager, Sales and Marketing from 2003 to February 2005, General Sales Manager, North America, from 2001 to 2003, and Regional Manager, Midwest from 1999 to 2000. Prior to PACCAR, Mr. Ewald spent 10 years with Genuine Parts Co. where he held several positions, including President and General Manager of a distribution center for Napa Auto Parts/Genuine Parts Co.

William P. Greubel. Mr. Greubel was appointed Executive Director of the Company and stepped down as our Chief Executive Officer effective as of January 1, 2007. He remains as our Chairman of the Board of Directors, a position he has held since our 2006 Annual Meeting of Stockholders, and has been a member of our Board of Directors since May 2002. Mr. Greubel served as our Chief Executive Officer from May 2002 until December 2006. He also served as our President from May 2002 until December 2005. He also serves on the Executive Committee of the Board. Mr. Greubel was a Director and Chief Executive Officer of Accuride Corporation, a manufacturer of wheels for trucks and trailers, from 1998 until May 2002 and served as President of Accuride Corporation from 1994 to 1998. Previously, Mr. Greubel was employed by AlliedSignal Corporation from 1974 to 1994 in a variety of positions of increasing responsibility, most recently as Vice President and General Manager of the Environmental Catalysts and Engineering Plastics business units. Mr. Greubel also serves as a Director of A.O. Smith Corporation.

Timothy J. Monahan. Mr. Monahan has been Senior Vice President — Human Resources since joining the Company on October 15, 2003. Prior to that, Mr. Monahan was with Textron Fastening Systems from 1999 to October 2003 where he served as Vice President — Human Resources. Previously, Mr. Monahan served as Vice President — Human Resources at Beloit Corporation. Mr. Monahan serves on the board of directors of North American Tool Corporation.

Robert J. Smith. Mr. Smith was appointed Senior Vice President — Chief Financial Officer in October 2004, after serving as our Acting Chief Financial Officer since June 2004, and our Vice President and Controller since joining us in March 2003. Before joining us, Mr. Smith served from 2000 to 2001 as Director of Finance for KPMG Consulting, Inc., now BearingPoint, Inc.; from 1993 to 2000 with Great Lakes Chemical Corp. (serving from 1998 to 2000 as vice president and controller) and from 1983 to 1993 with Olin Corporation, including as chief financial officer for several of its divisions.

Joseph M. Zachman. Mr. Zachman joined the Company in May 2005 as Vice President of Manufacturing and in June 2006 he was promoted to Senior Vice President — Manufacturing. Prior to joining Wabash National in May 2005 as Vice President of Manufacturing, Mr. Zachman was with TTM Technologies in Chippewa Falls, Wisconsin, where he served as Vice President and General Manager from December 2002 until December 2004. Previously, Mr. Zachman served as President of CDR Corporation from September 2001 until December 2002; Director of Operations of Sanmina Corporation from September 1997 until September 2001; and worked at Delco Electronics Corporation from January 1984 until September 1997 where he served in numerous positions of increasing responsibility in engineering and manufacturing management.

ITEM 1A — RISK FACTORS

You should carefully consider the risks described below in addition to other information contained or incorporated by reference in this Annual Report before investing in our securities. Realization of any of the following risks could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Risks Related to Our Business, Strategy and Operations

Cyclical nature of our business.

The truck trailer market has historically been cyclical, with several year periods of growth in trailer sales followed by several years of decline. We are not immune to this cyclicality. In each of the last three years we have been profitable, but we reported net losses aggregating to approximately $346 million for the preceding three years. Our ability to sustain profitability in the future will depend on the successful continued implementation of measures to reduce costs and achieve sales goals, as well as the ability to pass on to customers increases in the prices of raw materials and component parts. While we have taken steps to lower operating costs and reduce interest expense, and have seen our sales improve in recent periods, we cannot assure you that our cost-reduction measures will be successful, sales will be sustained or increased or that we will achieve a sustained return to profitability.

A change in our customer relationships or in the financial condition of our customers could adversely affect our business.

We have relationships with a number of customers where we supply the requirements of these customers. We do not have long-term agreements with these customers. Our success is dependent, to a significant extent, upon the continued strength of these relationships and the growth of our core customers. We often are unable to predict the level of demand for our products from these customers, or the timing of their orders. In addition, the same economic conditions that adversely affect us also often adversely affect our customers. As some of our customers are highly leveraged and have limited access to capital, their continued existence may be uncertain. The loss of a significant customer or unexpected delays in product purchases could adversely affect our business and results of operations.

Our technology and products may not achieve market acceptance, which could adversely affect our competitive position.

We continue to optimize and expand our product offerings to meet our customer needs through our established brands, such as DuraPlate®, DuraPlate HD®, FreightPro®, ArticLite® and Transcraft Eagle®. While we target product development to meet customer needs, there is no assurance that they will be embraced and meet our sales projections. Heavy truck is a very fluid industry in which our customers will make frequent changes to maximize their operations and profits.

Over the past year, we have seen a number of our competitors follow our leadership in the development and use of composite sidewalls that compete directly with our DuraPlate products. Our product development is focused on maintaining our leadership on this product but competitive pressures may erode our market share or margins. We continue to take steps to protect our proprietary rights in our new products. However, the steps we have taken to protect them may not be sufficient or may not be enforced by a court of law. If we are unable to protect our proprietary rights, other parties may attempt to copy or otherwise obtain or use our products or technology. If competitors are able to use our technology, our ability to compete effectively could be harmed.

We have a limited number of suppliers of raw materials; an increase in the price of raw materials or the inability to obtain raw materials could adversely affect our results of operations.

We currently rely on a limited number of suppliers for certain key components in the manufacturing of truck trailers, such as tires, landing gear, axles and specialty steel coil used in DuraPlate® panels. From time to time, there have been and may in the future continue to be shortages of supplies of raw materials or our suppliers may place us on allocation, which would have an adverse impact on our ability to meet demand for our products. Raw material shortages and allocations may result in inefficient operations and a build-up of inventory, which can negatively affect our working capital position. In addition, if the price of raw materials were to increase and we were unable to increase our selling prices or reduce our operating costs to offset the price increases, our operating margins would be adversely affected. The loss of any of our suppliers or their inability to meet our price, quality, quantity and delivery requirements could have a significant impact on our results of operations.

Disruption of our manufacturing operations would have an adverse effect on our financial condition and results of operations.

We manufacture our products at two van trailer manufacturing facilities in Lafayette, Indiana, two flatbed trailer facilities in Anna, Illinois and Mt. Sterling, Kentucky, and one hardwood floor facility in Harrison, Arkansas. An unexpected disruption in our production at any of these facilities for any length of time would have an adverse effect on our business, financial condition and results of operations.

The inability to attract and retain key personnel could adversely affect our results of operations.

Our ability to operate our business and implement our strategies depends, in part, on the efforts of our executive officers and other key employees. Our future success depends, in large part, on our ability to attract and retain qualified personnel, including finance personnel, technical sales professionals and engineers. The unexpected loss of services of any of our key personnel or the failure to attract or retain other qualified personnel could have a material adverse effect on the operation of our business.

The inability to realize additional costs savings could weaken our competitive position.

If we are unable to continue to successfully implement our program of cost reduction and continuous improvement, we may not realize additional anticipated cost savings, which could weaken our competitive position.

Restrictive covenants in our debt instruments could limit our financial and operating flexibility and subject us to other risks.

The agreements governing our indebtedness include certain covenants that restrict, among other things, our ability to:

- incur additional debt;
- pay dividends on our common stock in excess of $20 million per year;
- repurchase our common stock not to exceed $50 million over the remaining term of the agreement;
- consolidate, merge or transfer all or substantially all of our assets;
- make certain investments, mergers and acquisitions; and
- create certain liens.

Additionally, should our available borrowing capacity drop below $30 million, we would be subject to a minimum fixed charge coverage ratio of 1.1:1.0 which could limit our ability to make capital expenditures and further limit the amount of dividends we could pay.

Our ability to comply with such agreements may be affected by events beyond our control, including prevailing economic, financial and industry conditions. In addition, upon the occurrence of an event of default under our debt agreements, the lenders could elect to declare all amounts outstanding under our debt agreements, together with accrued interest, to be immediately due and payable.

We rely significantly on our integrated Enterprise Resource Planning (ERP) solution to support our operations.

We implemented a new ERP system in May 2006. Our new ERP system is expected to integrate departments and functions across Wabash, enhance the ability to service customers and improve our control environment. As a result of the implementation of our ERP system, we encountered manufacturing inefficiencies that arose in the second and third quarters of 2006 related to parts shortages and issues with inbound logistics that had a detrimental impact on scheduling and production. Since implementation, we have stabilized the system and have begun the process to improve utilization, optimize performance and obtain expected improvements in our operations. However, if these problems recur or we are not able to implement the enhancements identified, our ability to manage operations and the customers we serve could be adversely impacted.

Risks Particular to the Industry in Which We Operate

Our business is highly cyclical, which could adversely affect our sales and results of operations.

The truck trailer manufacturing industry historically has been and is expected to continue to be cyclical, as well as affected by overall economic conditions. New trailer shipments for the trailer industry reached its most recent peak of approximately 306,000 units in 1999, falling to approximately 140,000 by 2001 and rebounding to approximately 277,000 units in 2006. Customers historically have replaced trailers in cycles that run from five to twelve years, depending on service and trailer type. Poor economic conditions can adversely affect demand for new trailers and in the past have led to an overall aging of trailer fleets beyond this typical replacement cycle. Customers' buying patterns can also reflect regulatory changes, such as the federal hours-of-service rules and the 2007 federal emissions standards. Our business is likely to continue to be highly cyclical based on current and expected economic conditions and regulatory factors.

Significant competition in the industry in which we operate may result in our competitors offering new or better products and services or lower prices, which could result in a loss of customers and a decrease in our revenues.

The truck trailer manufacturing industry is highly competitive. We compete with other manufacturers of varying sizes, some of which may have greater financial resources than we do. Barriers to entry in the standard truck trailer manufacturing industry are low. As a result, it is possible that additional competitors could enter the market at any time. In the recent past, the manufacturing over-capacity and high leverage of some of our competitors, along with the bankruptcies and financial stresses that affected the industry, contributed to significant pricing pressures.

If we are unable to compete successfully with other trailer manufacturers, we could lose customers and our revenues may decline. In addition, competitive pressures in the industry may affect the market prices of our new and used equipment, which, in turn, may adversely affect our sales margins and results of operations.

We are subject to extensive governmental laws and regulations, and our costs related to compliance with, or our failure to comply with, existing or future laws and regulations could adversely affect our business and results of operations.

The length, height, width, maximum weight capacity and other specifications of truck trailers are regulated by individual states. The federal government also regulates certain truck trailer safety features, such as lamps, reflective devices, tires, air-brake systems and rear-impact guards. Changes or anticipation of changes in these regulations can have a material impact on our financial results, as our customers may defer purchasing decisions and we may have to reengineer products. In addition, we are subject to various environmental laws and regulations dealing with the transportation, storage, presence, use, disposal and handling of hazardous materials, discharge of storm water and underground fuel storage tanks and may be subject to liability associated with operations of prior owners of acquired property.

If we are found to be in violation of applicable laws or regulations in the future, it could have an adverse effect on our business, financial condition and results of operations. Our costs of complying with these or any other current or future environmental regulations may be significant. In addition, if we fail to comply with existing or future laws and regulations, we may be subject to governmental or judicial fines or sanctions.

Product liability and other claims.

As a manufacturer of products widely used in commerce, we are subject to regular product liability claims as well as warranty and similar claims alleging defective products. From time to time claims may involve material amounts and novel legal theories, and any insurance we carry may prove inadequate to insulate us from material liabilities for these claims.

Risks Related to an Investment in Our Common Stock

Our common stock has experienced, and may continue to experience, price volatility and a low trading volume.

The trading price of our common stock has been and may continue to be subject to large fluctuations. Our common stock price may increase or decrease in response to a number of events and factors, including:

- trends in our industry and the markets in which we operate;
- changes in the market price of the products we sell;
- the introduction of new technologies or products by us or our competitors;
- changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;
- operating results that vary from the expectations of securities analysts and investors;
- announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures, financings or capital commitments;
- changes in laws and regulations;
- general economic and competitive conditions; and
- changes in key management personnel.

This volatility may adversely affect the prices of our common stock regardless of our operating performance. The price of our common stock also may be adversely affected by the amount of common stock issuable upon conversion of our 3.25% convertible senior notes due 2008. Assuming $125 million in aggregate principal amount of these notes are converted at a conversion price of $18.83, which has been adjusted for the impact of dividend payments, the number of shares of our common stock outstanding would increase by 6.6 million, or approximately 22%. The conversion feature of these senior notes is subject to further adjustment in connection with the payment of future cash dividends. As a result of any future payment of a cash dividend, upon any conversion of the notes, we would be required to issue additional shares of common stock.

In addition, our common stock has experienced low trading volume in the past.

ITEM 1B — UNRESOLVED STAFF COMMENTS

None.

ITEM 2 — PROPERTIES

Manufacturing Facilities

We own and operate trailer manufacturing facilities in Lafayette, Indiana; Anna, Illinois; and Mt. Sterling, Kentucky; and a trailer floor manufacturing facility in Harrison, Arkansas. Our main Lafayette facility is a 1.2 million square foot facility that houses truck trailer and composite material production, tool and die operations, research laboratories and offices. The second Lafayette facility is 0.6 million square feet, primarily used for the production of refrigerated trailers. The plants located in Anna and Mt. Sterling, approximately 0.1 million square feet each, conduct the manufacturing operations of our flatbed trailer business. In total, our facilities have the capacity to produce in excess of 80,000 trailers annually on a three-shift, five-day workweek schedule.

Retail and Distribution Facilities

Retail and distribution facilities include 10 sales and service branches and six locations that sell new and used trailers (five of which are leased). Each sales and service branch consists of an office, parts warehouse and service space, and ranges in size from 20,000 to 50,000 square feet per facility. Fourteen branches are located in 11 states and two branches are located in two Canadian provinces.

We own a 0.3 million square foot warehouse facility in Lafayette, Indiana.

Wabash owned properties are subject to security interests held by our bank lenders.

ITEM 3 — LEGAL PROCEEDINGS

There are certain lawsuits and claims pending against Wabash that arose in the normal course of business. None of these claims are expected to have a material adverse effect on our financial position or our results of operations.

Brazil Joint Venture

In March 2001, Bernard Krone Indústria e Comércio de Máquinas Agrícolas Ltda. ("BK") filed suit against Wabash in the Fourth Civil Court of Curitiba in the State of Paraná, Brazil. This action seeks recovery of damages plus pain and suffering. Because of the bankruptcy of BK, this proceeding is now pending before the Second Civil Court of Bankruptcies and Creditors Reorganization of Curitiba, State of Paraná (No. 232/99).

This case grows out of a joint venture agreement between BK and Wabash related to marketing the RoadRailer® trailer in Brazil and other areas of South America. When BK was placed into the Brazilian equivalent of bankruptcy late in 2000, the joint venture was dissolved. BK subsequently filed its lawsuit against Wabash alleging that it was forced to terminate business with other companies because of exclusivity and non-compete clauses purportedly found in the joint venture agreement. BK asserts damages of approximately $8.4 million.

We answered the complaint in May 2001, denying any wrongdoing. We believe that the claims asserted by BK are without merit and we intend to defend our position. We believe that the resolution of this lawsuit will not have a material adverse effect on our financial position, liquidity or future results of operations; however, at this stage of the proceeding, no assurance can be given as to the ultimate outcome of the case.

Intellectual Property

On July 24, 2006, we filed a patent infringement suit against Trailmobile Corporation in the United States District Court for the Northern District of Illinois Eastern Division (Civil Action No. 06 CV 3991); and amended the Complaint on November 1, 2006 to include another patent. On December 1, 2006, Trailmobile Corporation filed its Answer to the Amended Complaint, along with a Counterclaim seeking a finding of non-infringement. We answered on December 8, 2006, denying any wrongdoing or merit to the allegations as set forth in the Counterclaim.

We believe that the claims asserted by Trailmobile Corporation are without merit and we intend to defend our position. We believe that the resolution of this lawsuit will not have a material adverse effect on our financial position, liquidity or future results of operations; however, at this stage of the proceeding, no assurance can be given as to the ultimate outcome of the case.

Environmental

In September 2003, we were noticed as a potentially responsible party (PRP) by the United States Environmental Protection Agency pertaining to the Motorola 52nd Street (Phoenix, Arizona) Superfund Site pursuant to the Comprehensive Environmental Response, Compensation and Liability Act. PRPs include current and former owners and operators of facilities at which hazardous substances were disposed. EPA's allegation that we were a PRP arises out of the operation of a former branch facility located approximately five miles from the original site, which we acquired and subsequently disposed. According to the notice, the site currently encompasses an area of groundwater contaminated by volatile organic compounds seven miles long and one mile wide. The site was placed on the National Priorities List in 1989. Motorola has been operating an interim groundwater containment remedy since 2001. We do not expect that these proceedings will have a material adverse effect on our financial condition or results of operations.

In January 2006, we received a letter from the North Carolina Department of Environment and Natural Resources indicating that a site that we formerly owned near Charlotte, North Carolina has been included on the state's October 2005 Inactive Hazardous Waste Sites Priority List. The letter states that we were being notified in fulfillment of the state's "statutory duty" to notify those who own and those who at present are known to be responsible for each Site on the Priority List. No action is being requested from us at this time. We do not expect that this designation will have a material adverse effect on our financial condition or results of operations.

ITEM 4 — SUBMISSION OF MATTERS TO VOTE OF SECURITY HOLDERS

None to report.

PART II

ITEM 5 — MARKET FOR REGISTRANT'S COMMON STOCK, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Information Regarding our Common Stock

Our common stock is traded on the New York Stock Exchange (ticker symbol: *WNC*). The number of record holders of our common stock at February 26, 2007 was 1,100.

We paid quarterly dividends of $0.045 per share on our common stock in both 2006 and 2005. Prior to 2005, no dividends had been paid since the third quarter of 2001. Our amended asset-based loan agreement limits the payment of cash dividends to $20 million per year. Payments of cash dividends depend on future earnings, capital availability and financial condition.

High and low stock prices as reported on the New York Stock Exchange for the last two years were:

	High	Low
2005		
First Quarter	$27.77	$24.00
Second Quarter	$27.98	$23.18
Third Quarter	$25.16	$19.24
Fourth Quarter	$20.39	$16.91
2006		
First Quarter	$21.39	$18.44
Second Quarter	$20.50	$14.74
Third Quarter	$15.58	$12.15
Fourth Quarter	$15.41	$13.28

Performance Graph

The following graph shows a comparison of cumulative total returns for an investment in our Common Stock, the S&P 500 Composite Index and the Dow Jones Transportation Index. It covers the period commencing December 31, 2001 and ending December 31, 2006. The graph assumes that the value for the investment in our common stock and in each index was $100 on December 31, 2001 and that all dividends were reinvested. This graph is not deemed to be "soliciting material" or to be "filed" with the SEC or subject to the SEC's proxy rules or to the liabilities of Section 18 of the 1934 Act, and the graph shall not be deemed to be incorporated by reference into any prior or subsequent filing by us under the Securities Act of 1933, as amended, or the 1934 Act.

Comparative of Cumulative Total Return
December 31, 2001 through December 31, 2006
Among Wabash National Corporation, the S&P 500 Index
and the Dow Jones Transportation Index


Wabash
S&P 500
DJ Trans
400
350
300
250
200
150
100
50
0
2001
2002
2003
2004
2005
2006

Purchases of Our Equity Securities

The Company's Board of Directors approved an amendment to its stock repurchase program on August 9, 2006, allowing the Company to repurchase up to $50 million of common stock without placing a limitation on the number of shares. As of December 31, 2006, $36.1 million remained available under the program. Stock repurchases under this program may be made in the open market or in private transactions, at times and in amounts that management deems appropriate, until September 15, 2007. During 2006, the Company repurchased 726,300 shares for $10.5 million.

The following table summarizes the purchases made in the program during the fourth quarter of 2006:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Maximum Amount of Available Funds to Purchase Shares Under the Plan (in millions)
October 2006	—	$ —	$ 46.1
November 2006	258,600	14.07	42.5
December 2006	427,900	14.95	36.1
	686,500	$ 14.62	$ 36.1

ITEM 6 — SELECTED FINANCIAL DATA

The following selected consolidated financial data with respect to Wabash for each of the five years in the period ended December 31, 2006, have been derived from our consolidated financial statements. Transcraft's operating results are included in our 2006 consolidated financial statements from the date of acquisition. The following information should be read in conjunction with *Management's Discussion and Analysis of Financial Condition and Results of Operations* and the consolidated financial statements and notes thereto included elsewhere in this Annual Report.

	Years Ended December 31,				
	2006	2005	2004	2003	2002
	(Dollars in thousands, except per share data)				
Statement of Operations Data:					
Net sales	$1,312,180	$1,213,711	$1,041,096	$887,940	$819,568
Cost of sales	1,207,687	1,079,196	915,310	806,963	773,756
Loss on asset impairment	—	—	—	28,500	2,000
Gross profit	104,493	134,515	125,786	52,477	43,812
Selling, general and administrative expenses	66,227	54,521	57,003	61,724	80,759
Impairment of goodwill	15,373	—	—	—	—
Restructuring charges	—	—	—	—	1,813
Income (loss) from operations	22,893	79,994	68,783	(9,247)	(38,760)
Interest expense	(6,921)	(6,431)	(10,809)	(31,184)	(34,945)
Foreign exchange gains and losses, net	(77)	231	463	5,291	5
Loss on debt extinguishment	—	—	(607)	(19,840)	(1,314)
Other, net	407	262	1,175	(2,247)	3,546
Income (loss) before income taxes	16,302	74,056	59,005	(57,227)	(71,468)
Income tax expense (benefit)	6,882	(37,031)	600	—	(15,278)
Net income (loss)	$ 9,420	$ 111,087	$ 58,405	$ (57,227)	$ (56,190)
Basic net income (loss) per common share	$ 0.30	$ 3.57	$ 2.10	$ (2.26)	$ (2.43)
Diluted net income (loss) per common share	$ 0.30	$ 3.06	$ 1.80	$ (2.26)	$ (2.43)
Cash dividends declared per common share	$ 0.18	$ 0.18	$ —	$ —	$ —

	Years Ended December 31,				
	2006	2005	2004	2003	2002
	(Dollars in thousands)				
Balance Sheet Data:					
Working capital	$ 154,880	$ 213,201	$ 108,101	$ 41,970	$ 55,052
Total assets	$ 556,483	$ 548,653	$ 432,046	$397,036	$565,569
Total debt and capital leases	$ 125,000	$ 125,500	$ 127,500	$227,316	$346,857
Stockholders' equity	$ 277,955	$ 278,702	$ 164,574	$ 22,162	$ 73,984

ITEM 7 — MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") describes the matters that we consider to be important to understanding the results of our operations for each of the three years in the period ended December 31, 2006, and our capital resources and liquidity as of December 31, 2006. Our discussion begins with our assessment of the condition of the North American trailer industry along with a summary of the actions we have taken to reposition Wabash. We then analyze the results of our operations for the last three years, including the trends in the overall business and our operations segments, followed by a discussion of our cash flows and liquidity, capital markets events and transactions, our new credit facility, and contractual commitments. We then provide a review of the critical accounting judgments and estimates that we have made that we believe are most important to an understanding of our MD&A and our consolidated financial statements. These are the critical accounting policies that affect the recognition and measurement of our transactions and the balances in our consolidated financial statements. We conclude our MD&A with information on recent accounting pronouncements that we adopted during the year, as well as those not yet adopted that are expected to have an impact on our financial accounting practices.

As part of our commitment to expand our customer base and grow our market leadership, we acquired Transcraft Corporation on March 3, 2006. Transcraft's operating results are included in our consolidated financial statements in the manufacturing segment from the date of acquisition.

We have two reportable segments: manufacturing and retail and distribution. The manufacturing segment produces trailers that are sold to customers who purchase trailers directly or through independent dealers and to the retail and distribution segment. The retail and distribution segment includes the sale of new and used trailers, as well as the sale of aftermarket parts and service through its retail branch network.

Executive Summary

The year 2006 was mixed with both success and challenge for us. We faced continued upward pressure from raw materials commodity prices, had a difficult launch of our new automated manufacturing line and faced disruptions related to our new Enterprise Resource Planning (ERP) system. We have made significant progress throughout the year in overcoming most of these challenges. In addition, we successfully completed the acquisition of Transcraft Corporation. As we move forward, we expect the overall trailer market for 2007 to decline from 2006 and then recover in 2008. We continue to focus on the improvement of our manufacturing and retail operations, expanding our customer base, introducing products that meet customers' needs, exiting non-core operations and strengthening our capital structure.

Operating Performance

We measure our operating performance in four key areas — Safety/Environmental, Quality, Productivity and Cost Reduction. Our objective of being better today than yesterday, and better tomorrow than we are today is simple, straightforward and easily understood by all our associates.

- *Safety/Environmental.* We have made improvements to our total recordable incident rate resulting in a 14.4% reduction in our workers compensation costs in 2006 compared to 2005. We maintain ISO 14001 registration of our Environmental Management System. We believe that our improved environmental, health and safety management translates into higher labor productivity and lower costs as a result of less time away from work and improved system management.
- *Quality.* We monitor product quality on a continual basis through a number of means for both internal and external performance as follows:
  - — *Internal performance.* Our primary internal quality measurement is Process Yield (PY). PY is a performance metric that measures the impact of all aspects of the business on our ability to ship trailers at the end of the production process. In 2006, PY was adversely impacted with the implementation of our ERP system; however, post-implementation improvements enabled us to exceed previous year's levels.
  - — *External performance.* We actively measure and track our warranty claims and costs. We utilize this information, along with other data, to drive continuous improvement initiatives relative to product quality and reliability. Through these efforts, we have seen decreasing rates of warranty payments over the last three years.

- *Productivity.* We measure productivity on many fronts. Some key indicators include production line speed, man-hours per trailer and inventory levels. Improvements over the last several years in these areas have translated into significant improvements in our inventory turns, which is a commonly used measure of working capital efficiency, to approximately 10 and 11 turns per year in 2006 and 2005, respectively, compared to approximately six turns in 2002.

- *Cost Reduction.* During 2002, we introduced our Continuous Improvement (CI) initiative. Since introduction, over 500 CI events have been completed with 80 executed in 2006. The scope in 2006 focused on the new ERP system, improved supply chain performance, improving Alpha line production levels, and continuing Branch CI activity. We rolled out CI training to additional key support associates to capture increased savings in 2007, further embedding the continuous improvement culture into everything we do. We also continue to refine our systems to ensure the processes we create are sustained going forward.

Industry Trends

Freight transportation in the United States, according to the American Trucking Association (ATA), was estimated to be a $623 billion industry in 2005 (the latest such information available). ATA estimates that approximately 69% of all freight tonnage is carried by trucks at some point during its shipment, accounting for approximately 84% of freight industry revenue in the United States. Trailer demand is a direct function of the amount of freight to be transported. To monitor the state of the industry, we evaluate a number of indicators related to trailer manufacturing and the transportation industry. Information is obtained from sources such as ACT, ATA, Cass Logistics and Eno Transportation Foundation. Recent trends we have observed include the following:

- ***Improvement in the Number of Units Shipped.*** After reaching a high of approximately 306,000 units shipped in 1999, shipments by the U.S. trailer industry declined to approximately 140,000 units in 2001. Unit shipments rebounded to approximately 183,000, 235,000, 256,000 and 277,000 in 2003, 2004, 2005 and 2006, respectively. ACT estimates shipments will be approximately 268,000 in 2007 and 274,000 in 2008. Our view is that shipments will be approximately 5% to 10% lower than the current 2007 ACT forecast due to a slower economic and freight demand environment and the impact of raw material costs on trailer prices.

- ***Increasing Age of Truckload Motor Carrier Trailer Fleets.*** During the three-year period ending December 31, 2005 (the latest such information available), the average age of trailer fleets increased from approximately 54 months to 59 months. We believe this increase resulted in part from deferred purchases by many motor carriers. This trend suggests to us that there may be pent-up replacement demand for trailers.

- ***Stable Rate of New Trailer Orders.*** According to ACT, quarterly industry order placement rates remain stable, achieving per month ranges of 12,500 to 32,500 in 2005, and 12,000 to 37,000 in 2006. Total trailer orders in 2006 were 278,000 units, a 6% increase from 262,000 units ordered in 2005.

- ***Other Developments.*** Other developments and our view of their potential impact on the industry include:

  — New U.S. federal truck emission regulations took effect in January 1, 2007, resulting in cleaner, yet less fuel-efficient and more costly tractor engines. As a consequence, many trucking firms accelerated purchases of tractors prior to the effective date of the regulation, significantly reducing the historical trailer-to-tractor ratio of 1.5 to 1, to 1.4 to 1 during 2006, according to ACT. While we foresee the trailer-to-tractor ratio continuing at slightly better than this level in 2007, we believe the ratio is unlikely to return to prior historic norms.

  — Technology advances in trailer tracking and route management implemented by motor carriers, which have led to increased trailer utilization and lowered trailer-to-tractor ratios, could result in reduced trailer demand.

  — Truck driver shortages experienced over the past several years have constrained freight market capacity growth in large part due to the difficulty in hiring and retaining drivers. As a result, trucking companies are under increased pressure to look for alternative ways to move freight, leading to more intermodal freight movement. We believe that railroads are at or near capacity, which will limit their ability to grow and we therefore expect that the majority of freight will still be moved by truck.

Results of Operations

The following table sets forth certain operating data as a percentage of net sales for the periods indicated:

	Years Ended December 31,		
	2006	2005	2004
	(Percentage of Net Sales)		
Net sales	100.0%	100.0%	100.0%
Cost of sales	92.0	88.9	87.9
Gross profit	8.0	11.1	12.1
General and administrative expenses	4.0	3.2	4.0
Selling expenses	1.1	1.3	1.5
Impairment of goodwill	1.2	—	—
Income from operations	1.7	6.6	6.6
Interest expense	(0.5)	(0.5)	(1.0)
Foreign exchange gains and losses, net	—	—	0.1
Loss on debt extinguishment	—	—	(0.1)
Other, net	—	—	0.1
Income before income taxes	1.2	6.1	5.7
Income tax expense (benefit)	0.5	(3.1)	0.1
Net income	0.7%	9.2%	5.6%

2006 Compared to 2005

Net Sales

Net sales in 2006 were $1.3 billion, an increase of $98.5 million, or 8.1%, compared to 2005. By business segment, net external sales and related units sold were as follows (in millions, except unit data):

	Year Ended December 31,		
	2006	2005	% Change
Sales by Segment:			
Manufacturing	$1,120.7	$ 968.4	15.7%
Retail and Distribution	191.5	245.3	(21.9%)
Total	$1,312.2	$1,213.7	8.1%
New Trailers:	(units)		
Manufacturing	55,500	50,500	9.9%
Retail and Distribution	3,900	5,600	(30.4%)
Total	59,400	56,100	5.9%
Used Trailers	6,600	6,000	10.0%

Manufacturing segment sales in 2006 were $1.1 billion, an increase of $152.3 million, or 15.7%, compared to 2005. The increase was primarily due to the inclusion of $95.0 million in sales, or approximately 4,600 units, from Transcraft since the date of acquisition and increased average selling prices for van trailers as van unit volumes were flat. The average selling prices for van trailers increased approximately 5.3% from 2005 due to our ability to pass along a portion of the increases in material costs and changes in product mix as more higher-priced refrigerated units and fewer lower-priced convertible dollies and containers were sold compared to the prior year.

Retail and distribution segment sales were $191.5 million in 2006, a decrease $53.8 million, or 21.9%, compared to 2005. New trailer sales in this segment decreased $45.8 million and sales for parts and service declined $7.5 million in 2006 primarily as a result of fewer retail outlets in operation during 2006. Used trailer sales were comparable with the prior year although selling prices were less favorable in 2006 due to product mix. .

Gross Profit

Gross profit in 2006 was $104.5 million compared to $134.5 million in 2005, a decrease of $30.0 million or 22.3%. Gross profit as a percent of sales was 8.0% in 2006 compared to 11.1% in 2005. As discussed below, both of our segments were impacted as follows (in millions):

	Year Ended December 31,		
	2006	2005	% Change
Gross Profit by Segment:			
Manufacturing	$ 89.5	$ 112.9	(20.7%)
Retail and Distribution	15.4	19.8	(22.2%)
Intercompany Profit Eliminations	(0.4)	1.8	
Total Gross Profit	$ 104.5	$ 134.5	(22.3%)

Manufacturing segment gross profit in 2006 decreased $23.4 million or 20.7%. Gross profit as a percentage of sales was 8.0% in 2006 compared to 11.7% in 2005. The decrease in gross profit and gross profit as a percentage of sales was largely due to the impact of higher raw material costs, primarily steel and aluminum. These were offset by gross profit contributions from Transcraft of $17.4 million since the date of acquisition. Additionally, the decrease was driven by manufacturing inefficiencies that arose in the second and third quarters of 2006 related to parts shortages and issues with inbound logistics that had a detrimental impact on scheduling and production. These inefficiencies were primarily the result of issues arising from the implementation of our new ERP system.

Retail and distribution segment gross profit in 2006 was $15.4 million, a decrease of $4.4 million, or 22.2% compared to 2005. This was a result of lower sales primarily driven by fewer retail outlets in 2006 as compared with 2005. The retail and distribution segment's gross profit as a percent of sales was 8.0% in 2006, compared to 8.1% in 2005.

General and Administrative Expenses

General and administrative expense increased $11.9 million to $51.2 million in 2006 from $39.3 million in 2005. The increase was largely due to the inclusion of $6.4 million from Transcraft since the date of acquisition, including $4.0 million of amortization expense for intangible assets acquired. Outside professional fees related to ERP implementation of $1.7 million, higher stock-based compensation costs of $1.5 million, primarily the result of adoption of SFAS No. 123(R), and $1.5 million of additional amortization of our new ERP system, also contributed to the increase. These increases were slightly offset by a decrease of $1.2 million in employee compensation.

Impairment of Goodwill

As part of the preparation of our financial statements, we conducted our annual impairment test of goodwill as of October 1, 2006 and determined that the goodwill within the Retail and Distribution reporting unit was impaired. We determined that the book value of the reporting unit exceeded the estimated fair market value of the reporting unit as determined using the present value of expected future cash flows on the assessment date. After calculating the implied fair value of the goodwill by deducting the fair value of all tangible and intangible net assets of the reporting unit from the fair value of the reporting unit, it was determined that the recorded goodwill of $15.4 million was impaired. The goodwill impairment was the result of the revised outlook as determined by our budgeting process for future periods. Future periods are being impacted by recent changes in the pattern of used trailer grade activity by larger fleet operators resulting in longer trade cycles and increased levels of direct sales of used trailers by customers. These changes impact both the profitability of used trailer and the parts and services operations. Also impacting future periods is the continued reduction of our retail locations.

Other Income (Expense)

Interest expense increased $0.5 million, or 7.6%, in 2006 to $6.9 million due to increased average borrowings during the year as our cost of borrowing remained relatively flat.

Income Taxes

In 2006, we recognized income tax expense of $6.9 million compared to a tax benefit of $37.0 million in 2005. The effective rate for 2006 was 42.2%. This rate includes recognition of the reversal of valuation allowance and reserves primarily resulting from the settlement of certain state income tax positions totaling $4.8 million. We also recognized $5.6 million of valuation allowance against foreign losses incurred during the year. As of December 31, 2006, we had approximately $70 million of remaining U.S. federal income tax net operating loss carryforwards, which will expire in 2022 if unused, and which may be subject to other limitations on use under Internal Revenue Service rules.

In 2005, we determined that a portion of our previously reserved deferred tax assets were more likely than not realizable based on criteria set forth in SFAS No. 109. As a result, we reversed $37.3 million of valuation allowance previously recorded and, additionally, we utilized $30.0 million of net operating losses (NOL) to offset 2005 income.

2005 Compared to 2004

Net Sales

Net sales in 2005 increased $172.6 million compared to the 2004 period. By business segment, net external sales and related units sold were as follows (in millions, except unit data):

	Year Ended December 31,		
	2005	2004	% Change
Sales by Segment:			
Manufacturing	$ 968.4	$ 806.0	20.1%
Retail and Distribution	245.3	235.1	4.3%
Total	$1,213.7	$1,041.1	16.6%
New Trailers:	(units)		
Manufacturing	50,500	45,100	12.0%
Retail and Distribution	5,600	6,100	(8.2%)
Total	56,100	51,200	9.6%
Used Trailers	6,000	6,900	(13.0%)

Manufacturing segment sales increased due to higher unit volumes and prices, which were offset, in part, by a change in product mix resulting from an increased percentage of lower priced double, container and converter dolly units in 2005 as compared to 2004. The increase in sales prices resulted from our ability to pass through most increases in raw material costs. The volume increase was driven by increases in the overall van industry, as well as our increased market share, penetration into the mid-market and ability to add customers.

Sales for 2005 in the retail and distribution segment were up $10.2 million compared to the prior year. New trailer sales in this segment increased $9.9 million primarily as a result of higher selling prices, which outpaced the impact of a decline in unit volume. An increase in used trailer sales of $5.1 million was achieved despite inventory constraints through the first three quarters of 2005, as selling prices were positively impacted by market conditions and product mix. Sales for parts and service declined $2.8 million compared to the 2004 period, due to having seven fewer full-service branches during part or all of 2005. Leasing revenues declined $2.0 million in 2005 from 2004, as we continue to wind-down that business.

Gross Profit

Gross profit in 2005 increased $8.7 million to $134.5 million compared to $125.8 million in 2004. Gross profit as a percent of sales was 11.1% compared to 12.1% in 2004. As discussed below, both of our segments were impacted as follows (in millions):

	Year Ended December 31,		
	2005	2004	% Change
Gross Profit by Segment:			
Manufacturing	$ 112.9	$ 110.8	1.9%
Retail and Distribution	19.8	16.8	17.9%
Intercompany Profit Eliminations	1.8	(1.8)	
Total Gross Profit	$ 134.5	$ 125.8	6.9%

The manufacturing segment's gross profit in 2005 was positively impacted by an increase in unit volume over 2004 and our ability to raise prices to offset increases in average per trailer raw material costs, including the effects of product mix. Gross profit as a percentage of sales was 11.7% in 2005, a 2.0 percentage point decrease from 2004. The decrease in margin percentage was impacted by:

- Product mix including a larger percentage of lower margin units being sold in 2005 as compared to 2004;
- Manufacturing inefficiencies that arose towards the end of the second quarter 2005 related to the utilization of personnel, parts shortages and an increased focus on product quality; and
- Start-up inefficiencies in the production of a new container product resulted in higher material, labor and overhead costs per unit.

Further, gross profit in 2005 was negatively impacted by higher warranty expense of $3.1 million due in large part to additional provisions for trailers produced prior to 2003. We also incurred additional trailer delivery costs of $1.5 million in 2005 compared to 2004. The 2004 period benefited from the favorable outcome of residual contingencies of $0.8 million.

The retail and distribution segment attained improved gross profit in 2005 through favorable market conditions and internal initiatives. The retail and distribution segment's gross profit as a percent of sales increased to 8.1% in 2005 from 7.1% in 2004. Parts and service margins as a percent of sales were up in 2005 compared to 2004 due to favorable parts pricing policy changes and service productivity gains from CI initiatives. Used trailer margins were up in 2005 due to the overall strength of the used trailer market. New trailer margins declined slightly in 2005 as selling price increases were unable to fully offset material cost increases. The 2004 period includes $1.1 million of profit related to RoadRailer® bogies from our finance and leasing business and $2.0 million of expense related to software that become fully amortized in 2004.

General and Administrative Expenses

General and administrative expenses decreased $2.7 million to $39.3 million in 2005 from $42.0 million in 2004 primarily due to reductions in outside professional fees and compensation costs. The 2004 period included a recovery of taxes of $0.6 million.

Other Income (Expense)

Interest expense totaled $6.4 million in 2005, a decrease of $4.4 million from 2004 primarily due to reduced borrowings.

Loss on debt extinguishment in 2004 of $0.6 million represents the write-off of deferred debt costs associated with the pay-off of our Bank Term Loan with proceeds from the issuance of common stock.

Other, net in 2005 was income of $0.3 million compared to income of $1.2 million in 2004. The income in 2004 was primarily related to gains on the sale of properties.

Income Taxes

In 2005, we analyzed our projected future income and determined that a portion of our previously reserved deferred tax assets were more likely than not realizable based on criteria set forth in SFAS No. 109. As a result, we have reversed $37.3 million of valuation allowance previously recorded. In addition, we utilized $30.0 million of net operating losses (NOL) to offset current year income. We recognized income tax expense of $0.6 million in the 2004 period primarily related to federal and state alternative minimum tax (AMT). We also have a U.S. federal tax net operating loss carryforward of approximately $96 million, which will expire beginning in 2022, if unused, and which may be subject to other limitations under IRS rules.

Liquidity and Capital Resources

Capital Structure

Today, our capital structure is comprised of a mix of equity and debt. As of December 31, 2006, our debt to equity ratio is approximately 0.4:1.0. Our objective is to generate operating cash flows sufficient to fund normal working capital requirements, capital expenditures, to be positioned to take advantage of market opportunities, pay dividends and fund potential stock repurchases.

Debt Amendment

On March 6, 2007, we entered into a Second Amended and Restated Loan and Security Agreement (Revolving Facility) with our lenders. The Revolving Facility replaced our prior facility. The Revolving Facility increased the capacity under the facility from $125 million to $150 million, subject to a borrowing base, and extended the maturity date of the facility from September 30, 2007 to March 6, 2012. The Revolving Facility provides for a letter of credit and letter of credit guaranty and a swingline loan subfacility and allows for overadvances in certain circumstances. In addition to Wabash National Corporation, certain of our subsidiaries are also borrowers under the Revolving Facility.

The borrowing base equals (1) 90% of the net amount of eligible accounts, (2) plus the least of (a) 85% of the net orderly liquidation percentage of eligible inventory and (b) the sum of (i) 85% of the net orderly liquidation value of eligible trailer inventory plus (ii) 75% of the value of eligible bill and hold inventory plus (iii) 70% of the value of eligible inventory consisting of raw materials or parts (including bill and hold inventory not constituting eligible bill and hold inventory) plus (iv) 50% of the value of eligible inventory consisting of work-in-process (3) plus a fixed asset sublimit equal to $21 million which amount shall be reduced by $1 million on the first day of each January, April, July and October, commencing on April 1, 2007.

We have the option to increase the credit facility by up to an additional $100 million during the term of the facility, subject to a borrowing base. The lenders under the Revolving Facility are under no obligation to provide any additional commitments and any increase in commitments will be subject to customary conditions precedent.

Interest Rate and Fees. Borrowings under the Revolving Facility bear interest at a rate equal to, at our option, either (1) a base rate determined as Bank of America, N.A.'s prime rate for commercial loans or (2) a LIBOR rate determined on the basis of the offered rates for deposits in U.S. dollars, for a period of time comparable to the applicable interest rate period, which appears on the Telerate page 3750 as of 11am (London time), on the day that is two London banking days preceding the first day of the interest period, in each case plus an applicable margin. The applicable margin for borrowings under the Revolving Facility ranges from 0.00% to 0.75% for base rate borrowings and 1.25% to 2.25% for LIBOR borrowings, subject to adjustment based on the average availability under the Revolving Facility. Until September 30, 2007, the applicable margin is 0.00% for base rate borrowings and 1.25% for LIBOR borrowings.

In addition to paying interest on the outstanding principal under the Revolving Facility, we are required to pay an annual agency fee to our administrative agent in the amount of $50,000 each year the Revolving Facility is outstanding other than the first year. We are also required to pay an unused line fee equal to 0.25% on the unused portion of the Revolving Facility and other customary fees.

Mandatory Repayments. If we receive proceeds from the sale of any collateral or certain other dispositions, we are required to repay a sum equal to 100% of the net proceeds (including insurance payments but net of costs and taxes incurred in connection with the sale or event). If we issue any additional indebtedness (excluding any indebtedness issued in connection with a refinancing of our Senior Convertible Notes), we are required to repay a sum equal to 100% of the net proceeds of the issuance of the indebtedness. If we issue equity other than certain customary exceptions, we are required to repay a sum equal to 50% of the net proceeds of the issuance.

Further, if we receive proceeds from any tax refunds, indemnity payments or pension plan reversions, we are required to repay a sum equal to 100% of the proceeds.

Any repayment shall be applied to reduce the outstanding principal balance of the Revolving Facility but shall not permanently reduce the capacity to borrow under the facility.

If an event of default has occurred, we may be required to repay the outstanding balance under the Revolving Facility, together with accrued and unpaid interest thereon and all other fees and obligations accrued there under.

Voluntary Repayments. We may repay the outstanding balance under the Revolving Facility from time to time without premium or penalty other than customary breakage costs with respect to LIBOR loans. In addition, we may opt to reduce the capacity under the Revolving Facility in an aggregate amount not to exceed $25 million during the term of the Revolving Facility. Upon 30 days' prior written notice, we may terminate the Revolving Facility if we have satisfied all outstanding obligations under the Revolving Facility and cash collateralized any outstanding letters of credit and letters of credit guaranties.

Guarantees and Security. Certain of our subsidiaries unconditionally guaranty all obligations under the Revolving Facility. All obligations under the Revolving Facility, and the guarantees of those obligations, are secured, subject to certain exceptions, by a first-priority security interest in, or pledge of, certain personal and real property of the Company and certain direct and indirect subsidiaries, including inventory, accounts, certain investment property, shares of capital stock in each domestic subsidiary, general intangibles, intellectual property, certain security and deposit accounts and certain related assets and proceeds of the foregoing.

Certain Covenants and Events of Default. The Revolving Facility includes certain covenants that restrict, among other things and subject to certain exceptions, our ability and the ability of our subsidiaries to:

- incur additional debt;
- pay any distributions, including dividends on our common stock in excess of $20 million per year;
- repurchase our common stock in excess of $50 million over the term of the agreement;
- consolidate, merge or transfer all or substantially all of our assets;
- make certain investments, loans, mergers and acquisitions;
- enter into material transactions with affiliates unless in the ordinary course, upon fair and reasonable terms and no less favorable than would be obtained in a comparable arms-length transaction;
- use proceeds from the Revolving Facility to make payment on certain indebtedness, excluding certain payments relating to our Senior Convertible Notes and indebtedness incurred in connection with a repurchase of our Senior Convertible Notes;
- amend the terms of certain indebtedness;
- sell, lease or dispose of certain assets;
- amend our organizational documents in certain circumstances;
- enter into operating leases with an aggregate rentals payable in excess of $10 million;

- change in any material respect the nature of our business conducted as of March 6, 2007; and
- create certain liens.

Additionally, should our available borrowing capacity drop below $30 million, we would be subject to a minimum fixed charge coverage ratio of 1.1:1.0 which could limit our ability to make capital expenditures and stock repurchases and further limit the amount of dividends we could pay. Also, the definition of earnings before interest, taxes, depreciation and amortization (EBITDA) was further amended to exclude expenses relating to the issuance of any new convertible indebtedness.

The Revolving Facility also requires that no later than May 1, 2008, we do one or more of the following in connection with our Senior Convertible Notes: (i) repurchase all or a portion of the Senior Convertible Notes, (ii) defease any outstanding indebtedness evidenced by the Senior Convertible Notes or (iii) institute cash reserves equal to the outstanding principal balance of the Senior Convertible Notes from funds other than proceeds from the Revolving Facility, which cash reserves shall only be used to satisfy our obligations under the Senior Convertible Notes and which shall remain in place until the Senior Convertible Notes have been paid in full.

The Revolving Facility also contains additional customary affirmative covenants and events of default, including among other events, certain cross defaults, business disruption, condemnation and change in ownership.

Previous Amendments. Prior to entering into the Revolving Facility on February 14, 2006, we and our lenders entered into a consent and amendment of the prior facility. The consent allowed the completion of the Transcraft acquisition. Additionally, the definition of EBITDA was amended to exclude expenses relating to stock options and restricted stock grants, which are additional add-backs to EBITDA.

On September 23, 2005, we and our lenders also entered into an amendment of the prior facility to, among other things, allow dividend payments up to $20 million per fiscal year and allow the repurchase of up to $50 million of common stock over the remaining term of the agreement. Under the repurchase program, adopted by our Board of Directors on September 26, 2005, we could repurchase up to two million shares of our common stock on the open market or in private transactions, at times and amounts deemed appropriate. On August 9, 2006, our Board of Directors approved an amendment to our repurchase program allowing us to repurchase up to $50 million without limitation on the number of shares. We may limit or terminate the program at any time. During 2006 and 2005, we repurchased 726,300 and 189,000 shares at a cost of $10.5 million and $3.4 million, respectively. The total amount purchased under the program as of December 31, 2006 was 915,300 shares at a cost of $13.9 million. In 2006 and 2005, we declared dividends of $5.7 million and $5.6 million, respectively.

Cash Flow

Operating activities provided $51.8 million in cash in 2006 compared to $50.5 million in 2005. Working capital utilized $4.2 million of cash in 2006 compared to $40.7 million in 2005. The use by working capital in 2006 was more than offset by net income (adjusted for non-cash items) of $56.0 million in 2006 as outlined below:

- Accounts receivables decreased $26.1 million during 2006 compared to an increase of $43.6 million in 2005, due to lower van sales in December 2006 compared to 2005 driven by the timing of customer shipments. Days sales outstanding (DSO), a measure of working capital efficiency that measures the amount of time a receivable is outstanding, was approximately 28 days in 2006 compared to 35 days in 2005.
- Inventory increased $20.3 million during 2006 compared to an increase of $13.7 million in 2005. The 2006 increase is due primarily to higher new trailer inventories, increased raw materials inventory related primarily to tires as we procured stock in advance of requirements to ensure availability of product and increased raw material prices for commodities such as steel and aluminum. Inventory turns, a commonly used measure of working capital efficiency that measures how quickly inventory turns, were 10 times in 2006 compared to 11 times in 2005.

Investing activities used $75.1 million during 2006, including $69.3 million used for the Transcraft acquisition and $12.9 million for capital improvement projects, most notably our ERP implementation of $5.6 million.

Financing activities used $14.2 million during 2006, primarily due to the repurchase of common stock and payment of dividends.

As of December 31, 2006, our liquidity position, defined as cash on hand and available borrowing capacity, amounted to approximately $147.4 million and total debt and lease obligations amounted to approximately $130.0 million, including $5.0 million of off-balance sheet operating leases. We expect that in 2007, we will be able to generate sufficient cash flow from operations to fund working capital, capital expenditure requirements and quarterly dividend payments.

Capital Expenditures

Capital spending amounted to $12.9 million for 2006 and is anticipated to be in the range of $13-16 million for 2007.

Outlook

According to the most recent ACT estimates, total trailer industry sales are expected to be down from 2006 to approximately 268,000 units in 2007 and 274,000 units in 2008. As mentioned previously, our view is that shipments will be approximately 5% to 10% lower than the current 2007 ACT forecast. ACT has further reported that industry order rates continue to be healthy with cancellations remaining lower than expected.

As we look ahead to 2007, we anticipate only a modest decrease in van industry production. ACT is estimating that the industry will ship 184,000 units in 2007 compared to 193,000 shipped in 2006. We expect to sell approximately 47,000 vans in 2007, compared to 52,000 in 2006. This modest industry decrease reflects the expected slower economic growth in the first half of 2007. From a platform trailer standpoint, ACT is estimating that the industry will ship 29,000 units in 2007, compared to 33,000 shipped in 2006. Through Transcraft, we expect to sell approximately 5,000 platform trailers, compared to 4,600 in 2006. The decrease in the platform market is attributed to a slower economy and new housing construction market. Overall, ACT is predicting that the trailer industry will remain healthy through 2008.

We believe we are in a strong position in the industry because (1) our core customers are among the dominant participants in the trucking industry, (2) our DuraPlate® trailer continues to have increased market acceptance, (3) our focus is on developing solutions that reduce our customers trailers maintenance costs, and (4) we expect some expansion of our presence into the mid-market carriers. In 2006, we added approximately 70 new mid-market customers accounting for orders of over 4,300 new trailers. Since implementing our mid-market sales strategy three years ago, we have added over 200 new mid-market customers accounting for orders for over 15,000 new trailers.

The 2007 year will also see us facing pricing headwinds and continued pressure from raw material and component pricing. As has been our policy, we expect to attempt to pass along raw material and component price increases to our customers. Looking ahead, we have a focus on continuing to develop innovative new products that both add value to our customers' operations and allow us to continue to differentiate our products from the competition to increase profitability.

Contractual Obligations and Commercial Commitments

A summary of payments of our contractual obligations and commercial commitments, both on and off balance sheet, as of December 31, 2006 are as follows (in millions):

	2007	2008	2009	2010	2011	Thereafter	Total
DEBT (excluding interest):							
Senior Convertible Notes	$ —	$125.0	$ —	$ —	$ —	$ —	$125.0
Bank Revolver (due 2012)	—	—	—	—	—	—	—
TOTAL DEBT	$ —	$125.0	$ —	$ —	$ —	$ —	$125.0
OTHER:							
Operating Leases	$ 1.8	$ 1.3	$ 0.8	$ 0.6	$ 0.3	$ 0.2	$ 5.0
TOTAL OTHER	$ 1.8	$ 1.3	$ 0.8	$ 0.6	$ 0.3	$ 0.2	$ 5.0
OTHER COMMERCIAL COMMITMENTS:							
Letters of Credit	$ 7.5	$ —	$ —	$ —	$ —	$ —	$ 7.5
Purchase Commitments	40.1	—	—	—	—	—	40.1
Residual Guarantees	1.8	—	—	—	—	—	1.8
TOTAL OTHER COMMERCIAL COMMITMENTS	$ 49.4	$ —	$ —	$ —	$ —	$ —	$ 49.4
TOTAL OBLIGATIONS	$ 51.2	$126.3	$ 0.8	$ 0.6	$ 0.3	$ 0.2	$179.4

Residual guarantees represent commitments related to certain new trailer sales transactions prior to 2002 where we had entered into agreements to guarantee end-of-term residual value. The agreements also contain an option for us to purchase the used equipment at a predetermined price. We have purchase options of $4.7 million on the aforementioned trailers.

Operating leases represent the total future minimum lease payments.

We have $40.1 million in purchase commitments through December 2007 for aluminum, which is within normal production requirements.

Significant Accounting Policies and Critical Accounting Estimates

Our significant accounting policies are more fully described in Note 2 to our consolidated financial statements. Certain of our accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. These judgments are based on our historical experience, terms of existing contracts, our evaluation of trends in the industry, information provided by our customers and information available from other outside sources, as appropriate.

We consider an accounting estimate to be critical if:

- it requires us to make assumptions about matters that were uncertain at the time we were making the estimate; and

- changes in the estimate or different estimates that we could have selected would have had a material impact on our financial condition or results of operations.

The table below presents information about the nature and rationale for our critical accounting estimates:

Balance Sheet Caption	Critical Estimate Item	Nature of Estimates Required	Assumptions/ Approaches Used	Key Factors
Other accrued liabilities and other noncurrent liabilities	Warranty	Estimating warranty requires us to forecast the resolution of existing claims and expected future claims on products sold.	We base our estimate on historical trends of units sold and payment amounts, combined with our current understanding of the status of existing claims, recall campaigns and discussions with our customers.	Failure rates and estimated repair costs
Accounts receivable, net	Allowance for doubtful accounts	Estimating the allowance for doubtful accounts requires us to estimate the financial capability of customers to pay for products.	We base our estimates on historical experience, the time an account is outstanding, customer's financial condition and information from credit rating services.	Customer financial condition
Inventories	Lower of cost or market write-downs	We evaluate future demand for products, market conditions and incentive programs.	Estimates are based on recent sales data, historical experience, external market analysis and third party appraisal services.	Market conditions Product type
Property, plant and equipment, goodwill, intangible assets, and other assets	Valuation of long- lived assets and investments	We are required from time-to-time to review the recoverability of certain of our assets based on projections of anticipated future cash flows, including future profitability assessments of various product lines.	We estimate cash flows using internal budgets based on recent sales data, and independent trailer production volume estimates.	Future production estimates Discount rate
Deferred income taxes	Recoverability of deferred tax assets - in particular, net operating loss carry-forwards	We are required to estimate whether recoverability of our deferred tax assets is more likely than not based on forecasts of taxable earnings.	We use projected future operating results, based upon our business plans, including a review of the eligible carry-forward period, tax planning opportunities and other relevant considerations.	Variances in future projected profitability, including by taxing entity Tax law changes

In addition, there are other items within our financial statements that require estimation, but are not as critical as those discussed above. Changes in estimates used in these and other items could have a significant effect on our consolidated financial statements. The determination of the fair market value of new and used trailers is subject to variation particularly in times of rapidly changing market conditions. A 5% change in the valuation of our inventories would be approximately $7 million.

Other

Inflation

We have historically been able to offset the impact of rising costs through productivity improvements as well as selective price increases. As a result, inflation has not had, and is not expected to have a significant impact on our business.

New Accounting Pronouncements

Share-Based Payments

In December 2004, the Financial Accounting Standard Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 123 (revised 2004), *Share-Based Payment.* SFAS No. 123(R), which is a revision of

SFAS No. 123, *Accounting for Stock-Based Compensation*, superseded APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and amends SFAS No. 95, *Statements of Cash Flows*. Statement No. 123(R) requires that all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based upon their fair value. The current pro forma disclosure of the impact on earnings is no longer allowed. We adopted this Statement effective January 1, 2006.

Income Taxes

In June 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, an interpretation of Financial Accounting Standard 109, *Accounting for Income Taxes* (FIN 48), to create a single model to address uncertainty in tax positions. FIN 48 purports to clarify accounting for income taxes by prescribing a minimum recognition threshold that a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. We will adopt FIN 48 as of January 1, 2007, as required. The adoption of FIN 48 will not have a material impact on our financial position and results of operations.

Fair Value Measurements

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*. SFAS 157 provides guidance for using fair value to measure assets and liabilities and only applies when other standards require or permit the fair value measurement of assets and liabilities. It does not expand the use of fair value measurement. This Statement is effective for fiscal years beginning after November 15, 2007. Adoption of this Statement is not expected to have a material impact on our financial position, results of operations or cash flows.

Inventory Costs

In November 2004, the FASB issued SFAS No. 151, *Inventory Costs — an amendment of Accounting Research Bulletin (ARB) No. 43, Chapter 4*. The Statement clarified that abnormal amounts of idle facility expense, freight, handling costs and wasted materials should be recognized as current-period expenses regardless of how abnormal the circumstances. In addition, this Statement required that the allocation of fixed overheads to the costs of conversion be based upon normal production capacity levels. The Statement was effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of this Statement had no impact on our financial position, results of operations and cash flows.

ITEM 7A — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In addition to the risks inherent in our operations, we have exposure to financial and market risk resulting from volatility in commodity prices, interest rates and foreign exchange rates. The following discussion provides additional detail regarding our exposure to these risks.

a. Commodity Price Risks

We are exposed to fluctuation in commodity prices through the purchase of raw materials that are processed from commodities such as aluminum, steel, wood and polyethylene. Given the historical volatility of certain commodity prices, this exposure can significantly impact product costs. Historically, we have managed aluminum price changes by entering into fixed price contracts with our suppliers. As of December 31, 2006, we had $40.1 million in raw material purchase commitments through December 2007 for materials that will be used in the production process. We typically do not set prices for our products more than 45-90 days in advance of our commodity purchases and can, subject to competitive market conditions, take into account the cost of the commodity in setting our prices for each order. To the extent that we are unable to offset the increased commodity costs in our product prices, our results would be materially and adversely affected.

b. Interest Rates

As of December 31, 2006, we had no floating rate debt outstanding. For 2006, we maintained an average floating rate borrowing level of $12.0 million under our revolving line of credit. Based on this average borrowing level, a hypothetical 100 basis-point increase in the floating interest rate from the current level would correspond to approximately a $0.1 million increase in interest expense over a one-year period. This sensitivity analysis does not account for the change in the competitive environment indirectly related to the change in interest rates and the potential managerial action taken in response to these changes.

c. Foreign Exchange Rates

We are subject to fluctuations in the Canadian dollar exchange rate that impact intercompany transactions with our Canadian subsidiary, as well as U.S. denominated transactions between the Canadian subsidiaries and unrelated parties. A five cent change in the Canadian exchange rate would have an immaterial impact on results of operations. We do not hold or issue derivative financial instruments for speculative purposes.

ITEM 8 — FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Wabash National Corporation

We have audited the accompanying consolidated balance sheets of Wabash National Corporation as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Wabash National Corporation at December 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 9 to the Consolidated Financial Statements, the Company adopted Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment," in 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Wabash National Corporation's internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 7, 2007 expressed an unqualified opinion thereon.

ERNST & YOUNG LLP

Indianapolis, Indiana
March 7, 2007

WABASH NATIONAL CORPORATION
CONSOLIDATED BALANCE SHEETS
(Dollars in thousands)

	December 31, 2006	December 31, 2005
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 29,885	$ 67,437
Accounts receivable, net	110,462	131,671
Inventories	133,133	108,044
Deferred income taxes	26,650	40,550
Prepaid expenses and other	4,088	8,897
Total current assets	304,218	356,599
PROPERTY, PLANT AND EQUIPMENT, net	129,325	131,561
EQUIPMENT LEASED TO OTHERS, net	1,302	7,646
DEFERRED INCOME TAXES	—	3,050
GOODWILL	66,692	33,018
INTANGIBLE ASSETS	35,998	2,116
OTHER ASSETS	18,948	14,663
	$556,483	$548,653
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 90,632	$ 84,147
Current maturities of long-term debt	—	500
Other accrued liabilities	58,706	58,751
Total current liabilities	149,338	143,398
LONG-TERM DEBT, net of current maturities	125,000	125,000
DEFERRED INCOME TAXES	1,556	—
OTHER NONCURRENT LIABILITIES AND CONTINGENCIES	2,634	1,553
STOCKHOLDERS' EQUITY:		
Preferred stock, 25,000,000 shares authorized, no shares issued or outstanding	—	—
Common stock 75,000,000 shares authorized, $0.01 par value, 30,480,034 and 31,079,958 shares issued and outstanding, respectively	319	315
Additional paid-in capital	342,737	337,327
Retained deficit	(52,887)	(56,653)
Accumulated other comprehensive income	2,975	2,358
Treasury stock at cost, 974,900 and 248,600 common shares, respectively	(15,189)	(4,645)
Total stockholders' equity	277,955	278,702
	$556,483	$548,653

The accompanying notes are an integral part of these Consolidated Statements.

WABASH NATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in thousands, except per share amounts)

	Years Ended December 31,		
	2006	2005	2004
NET SALES	$1,312,180	$1,213,711	$1,041,096
COST OF SALES	1,207,687	1,079,196	915,310
Gross profit	$ 104,493	$ 134,515	$ 125,786
GENERAL AND ADMINISTRATIVE EXPENSES	51,157	39,301	42,026
SELLING EXPENSES	15,070	15,220	14,977
IMPAIRMENT OF GOODWILL	15,373	—	—
Income from operations	$ 22,893	$ 79,994	$ 68,783
OTHER INCOME (EXPENSE):			
Interest expense	(6,921)	(6,431)	(10,809)
Foreign exchange gains and losses, net	(77)	231	463
Loss on debt extinguishment	—	—	(607)
Other, net	407	262	1,175
Income before income taxes	$ 16,302	$ 74,056	$ 59,005
INCOME TAX EXPENSE (BENEFIT)	6,882	(37,031)	600
Net income	$ 9,420	$ 111,087	$ 58,405
COMMON STOCK DIVIDENDS DECLARED	$ 0.18	$ 0.18	$ —
BASIC NET INCOME PER SHARE	$ 0.30	$ 3.57	$ 2.10
DILUTED NET INCOME PER SHARE	$ 0.30	$ 3.06	$ 1.80
COMPREHENSIVE INCOME			
Net income	$ 9,420	$ 111,087	$ 58,405
Foreign currency translation adjustment	617	649	1,137
NET COMPREHENSIVE INCOME	$ 10,037	$ 111,736	$ 59,542

The accompanying notes are an integral part of these Consolidated Statements.

WABASH NATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(Dollars in thousands)

	Common Stock		Additional Paid-in Capital	Retained Earnings (Deficit)	Other Comprehensive Income (Loss)	Treasury Stock	Total
	Shares	Amount					
BALANCES, December 31, 2003	26,849,257	$269	$242,682	$(220,502)	$ 992	$ (1,279)	$ 22,162
Net income for the year	—	—	—	58,405	—	—	58,405
Foreign currency translation	—	—	—	—	1,137	—	1,137
Stock-based compensation	20,242	—	425	—	—	—	425
Common stock issued under:							
Equity offering	3,450,000	35	75,667	—	—	—	75,702
Employee stock bonus plan	7,720	—	224	—	—	—	224
Stock option plan	476,498	4	6,407	—	—	—	6,411
Outside directors' plan	3,653	1	107	—	—	—	108
BALANCES, December 31, 2004	30,807,370	$309	$325,512	$(162,097)	$2,129	$ (1,279)	$164,574
Net income for the year	—	—	—	111,087	—	—	111,087
Foreign currency translation	—	—	—	—	649	—	649
Foreign currency translation realized on asset disposal	—	—	—	—	(420)	—	(420)
Stock-based compensation	58,867	2	1,545	—	—	—	1,547
Stock repurchase	(189,000)	—	—	—	—	(3,366)	(3,366)
Common stock dividends	—	—	—	(5,643)	—	—	(5,643)
Tax benefit from stock-based compensation	—	—	6,253	—	—	—	6,253
Common stock issued under:							
Employee stock bonus plan	5,220	—	116	—	—	—	116
Stock option plan	391,281	4	3,751	—	—	—	3,755
Outside directors' plan	6,220	—	150	—	—	—	150
BALANCES, December 31, 2005	31,079,958	$315	$337,327	$ (56,653)	$2,358	$ (4,645)	$278,702
Net income for the year	—	—	—	9,420	—	—	9,420
Foreign currency translation	—	—	—	—	617	—	617
Stock-based compensation	14,492	3	3,975	—	—	—	3,978
Stock repurchase	(726,300)	—	—	—	—	(10,544)	(10,544)
Common stock dividends	—	—	—	(5,654)	—	—	(5,654)
Tax benefit from stock-based compensation	—	—	352	—	—	—	352
Common stock issued under:							
Employee stock bonus plan	970	—	4	—	—	—	4
Stock option plan	90,278	1	761	—	—	—	762
Outside directors' plan	20,636	—	318	—	—	—	318
BALANCES, December 31, 2006	30,480,034	$319	$342,737	$ (52,887)	$2,975	$(15,189)	$277,955

The accompanying notes are an integral part of these Consolidated Statements.

WABASH NATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

	Years Ended December 31,		
	2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 9,420	$111,087	$ 58,405
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	20,598	15,547	19,441
Net (gain) loss on the sale of assets	(796)	344	(2,089)
Deferred income taxes	7,744	(37,347)	—
Cash used for restructuring activities	—	—	(3,007)
Loss on debt extinguishments	—	—	607
Excess tax benefits from stock-based compensation	(352)	—	—
Stock-based compensation	3,978	1,547	426
Impairment of goodwill	15,373	—	—
Changes in operating assets and liabilities:			
Accounts receivable	26,141	(43,565)	(20,871)
Finance contracts	1,497	3,623	5,070
Inventories	(20,332)	(13,704)	(8,037)
Prepaid expenses and other	1,716	(141)	(716)
Accounts payable and accrued liabilities	(15,649)	12,395	5,081
Other, net	2,431	714	2,614
Net cash provided by operating activities	$ 51,769	$ 50,500	$ 56,924
CASH FLOWS FROM INVESTING ACTIVITIES:			
Capital expenditures	(12,931)	(30,880)	(15,495)
Acquisition, net of cash acquired	(69,307)	—	—
Proceeds from the sale of property, plant and equipment	7,121	11,736	6,800
Net cash used in investing activities	$ (75,117)	$ (19,144)	$ (8,695)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from exercise of stock options	762	3,755	5,261
Excess tax benefits from stock-based compensation	352	—	—
Proceeds from issuance of common stock	—	—	75,702
Borrowings under revolving credit facilities	243,313	15,414	667,522
Payments under revolving credit facilities	(243,313)	(15,414)	(727,879)
Payments under long-term debt obligations	(500)	(2,000)	(39,459)
Repurchase of common stock	(9,164)	(3,366)	—
Common stock dividends paid	(5,654)	(4,236)	—
Net cash used in financing activities	$ (14,204)	$ (5,847)	$ (18,853)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	$ (37,552)	$ 25,509	$ 29,376
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	67,437	41,928	12,552
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 29,885	$ 67,437	$ 41,928
Supplemental disclosures of cash flow information:			
Cash paid during the period for:			
Interest	$ 5,266	$ 4,814	$ 9,021
Income taxes paid, net	$ 41	$ 739	$ 1,137

The accompanying notes are an integral part of these Consolidated Statements.

WABASH NATIONAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF THE BUSINESS

Wabash National Corporation (the Company) designs, manufactures and markets standard and customized truck trailers and intermodal equipment under the Wabash®, DuraPlate®, DuraPlateHD®, FreightPro®, ArcticLite®, RoadRailer®, Transcraft® Eagle®, Eagle II® and D-Eagle® trademarks. The Company's wholly-owned subsidiary, Wabash National Trailer Centers, Inc. (WNTC), sells new and used trailers through its retail network and provides aftermarket parts and service for the Company's and competitors' trailers and related equipment.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Basis of Consolidation

The consolidated financial statements reflect the accounts of the Company and its wholly-owned and majority-owned subsidiaries. All significant intercompany profits, transactions and balances have been eliminated in consolidation. Certain reclassifications have been made to prior periods to conform to the current year presentation. These reclassifications had no effect on net income for the periods previously reported.

b. Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that directly affect the amounts reported in its consolidated financial statements and accompanying notes. Actual results could differ from these estimates.

c. Foreign Currency Accounting

The financial statements of the Company's Canadian subsidiary have been translated into U.S. dollars in accordance with Financial Accounting Standards Board (FASB) Statement No. 52, *Foreign Currency Translation.* Assets and liabilities have been translated using the exchange rate in effect at the balance sheet date. Revenues and expenses have been translated using a weighted-average exchange rate for the period. The resulting translation adjustments are recorded as *Accumulated Other Comprehensive Income* in Stockholders' Equity. Gains or losses resulting from foreign currency transactions are included in *Foreign Exchange Gains and Losses, net* on the Company's Consolidated Statements of Operations.

The Company has continued to designate a $30 million Canadian dollar intercompany loan as a permanent investment. Gains and losses associated with this investment are charged to *Accumulated Other Comprehensive Income* in the Consolidated Balance Sheets. As of December 31, 2006, 2005 and 2004, accumulated gains of $3.5 million, $3.5 million and $2.6 million, respectively, have been recorded related to this permanent investment.

d. Revenue Recognition

The Company recognizes revenue from the sale of trailers and aftermarket parts when the customer has made a fixed commitment to purchase the trailers for a fixed or determinable price, collection is reasonably assured under the Company's billing and credit terms and ownership and all risk of loss has been transferred to the buyer, which is normally upon shipment or pick up by the customer.

The Company recognizes revenue from direct finance leases based upon a constant rate of return while revenue from operating leases is recognized on a straight-line basis in an amount equal to the invoiced rentals.

e. Used Trailer Trade Commitments and Residual Value Guarantees

The Company has commitments with certain customers to accept used trailers on trade for new trailer purchases. These commitments arise in the normal course of business related to future new trailer orders at the time a new trailer order is placed by the customer. The Company acquired used trailers of approximately $36.9 million, $55.3 million and $37.9 million in 2006, 2005 and 2004, respectively. As of December 31, 2006 and 2005, the

Company had approximately $18.0 million and $10.9 million, respectively, of outstanding trade commitments. On occasion, the amount of the trade allowance provided for in the used trailer commitments may exceed the net realizable value of the underlying used trailer. In these instances, the Company's policy is to recognize the loss related to these commitments at the time the new trailer revenue is recognized. The net realizable value of the used trailers subject to the remaining outstanding trade commitments was approximately $16.6 million and $9.8 million as of December 31, 2006 and 2005, respectively.

In connection with certain new trailer sale transactions prior to 2002, the Company had entered into agreements to guarantee end-of-term residual value, which contain an option for the Company to purchase the used equipment at a pre-determined price. Since 2002, the Company has not provided any additional used trailer residual guarantees. The Company recognizes a loss contingency for used trailer residual commitments for the difference between the equipment's purchase price and its fair value when it becomes probable that the purchase price at the guarantee date will exceed the equipment's fair market value at that date.

Under these agreements, future guarantee payments that may be required as of December 31, 2006 were $1.8 million for 2007. The purchase option on the equipment as of December 31, 2006 was $4.7 million. In relation to the guarantees, as of December 31, 2006 and 2005, the Company recorded loss contingencies of less than $0.1 million.

f. Cash and Cash Equivalents

Cash equivalents consist of highly liquid investments, which are readily convertible into cash and have maturities of three months or less.

g. Accounts Receivable and Finance Contracts

Accounts receivable are shown net of allowance for doubtful accounts and primarily include trade receivables. Finance contracts, net of allowances, totaled less than $0.1 million and $1.5 million as of December 31, 2006 and 2005, respectively, and are reported within *Prepaid expenses and other* on the Consolidated Balance Sheets. The Company records and maintains a provision for doubtful accounts for customers based upon a variety of factors including the Company's historical experience, the length of time the account has been outstanding and the financial condition of the customer. If the circumstances related to specific customers were to change, the Company's estimates with respect to the collectibility of the related accounts could be further adjusted. Provisions to the allowance for doubtful accounts are charged to *General and Administrative Expenses* in the Consolidated Statements of Operations. The activity in the allowance for doubtful accounts was as follows (in thousands):

	Years Ended December 31,		
	2006	2005	2004
Balance at beginning of year	$ 1,807	$ 2,985	$ 4,160
Expense (income)	36	(98)	(231)
Write-offs, net	(426)	(1,080)	(944)
Balance at end of year	$ 1,417	$ 1,807	$ 2,985

h. Inventories

Inventories are primarily stated at the lower of cost, determined on the first-in, first-out (FIFO) method, or market. The cost of manufactured inventory includes raw material, labor and overhead. Inventories consist of the following (in thousands):

	December 31,	
	2006	2005
Raw materials and components	$ 50,398	$ 42,886
Work in progress	1,157	10,537
Finished goods	64,299	27,392
Aftermarket parts	5,770	4,975
Used trailers	11,509	22,254
	$133,133	$108,044

i. Prepaid Expenses and Other

Prepaid expenses and other as of December 31, 2006 and 2005 were $4.1 million and $8.9 million, respectively. Prepaid expenses and other primarily included prepaid expenses, such as insurance premiums, computer software maintenance, finance contracts and assets held for sale. Assets held for sale, which included closed manufacturing facilities and branch locations, were $1.8 million as of December 31, 2005. During 2006, the Company sold the remaining properties at amounts that approximated carrying values.

j. Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Maintenance and repairs are charged to expense as incurred, while expenditures that extend the useful life of an asset are capitalized. Depreciation is recorded using the straight-line method over the estimated useful lives of the depreciable assets. The estimated useful lives are up to 33 years for buildings and building improvements and a range of three to 10 years for machinery and equipment. Depreciation expense on property, plant and equipment was $12.8 million, $12.3 million and $13.0 million for 2006, 2005 and 2004, respectively.

Property, plant and equipment consist of the following (in thousands):

	December 31,	
	2006	2005
Land	$ 21,147	$ 20,820
Buildings and building improvements	88,218	85,301
Machinery and equipment	144,353	129,780
Construction in progress	4,545	12,398
	258,263	248,299
Less — accumulated depreciation	(128,938)	(116,738)
	$ 129,325	$ 131,561

k. Equipment Leased to Others

Equipment leased to others as of December 31, 2006 and 2005 was $1.3 million and $7.6 million, net of accumulated depreciation of $2.4 million and $5.3 million, respectively. Equipment leased to others is depreciated over the estimated life of the equipment or the term of the underlying lease arrangement, not to exceed 15 years, with a 20% residual value or a residual value equal to the estimated market value of the equipment at lease termination. Depreciation expense on equipment leased to others was $1.6 million, $2.2 million and $3.1 million for the years 2006, 2005 and 2004, respectively. The future minimum lease payments to be received under the lease arrangements are less than $0.1 million per year through 2009.

l. Goodwill

The changes in the carrying amount of goodwill by reportable segment are as follows (in thousands):

	Manufacturing	Retail and Distribution	Total
Balance as of January 1, 2005	$ 18,357	$ 16,154	$ 34,511
Effects of foreign currency	—	534	534
Allocated to disposals	—	(2,027)	(2,027)
Balance as of December 31, 2005	$ 18,357	$ 14,661	$ 33,018
Effects of foreign currency	—	712	712
Acquisition - Transcraft	48,335	—	48,335
Impairment	—	(15,373)	(15,373)
Balance as of December 31, 2006	$ 66,692	$ —	$ 66,692

In accordance with Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets*, the Company tests goodwill for impairment on an annual basis or more frequently if an event occurs or circumstances change that could more likely than not reduce the fair value of a reporting unit below its carrying amount. The Company estimates fair value based upon the present value of future cash flows. In estimating the future cash flows, the Company takes into consideration the overall and industry economic conditions and trends, market risk of the Company and historical information.

The Company conducted its annual impairment test as of October 1, 2006 and determined that no impairment of goodwill existed for the Company's reporting units within the Manufacturing reportable segment.

The Company conducted its annual impairment test as of October 1, 2006 and determined that the goodwill within the Retail and Distribution reporting unit was impaired. The Company determined that the book value of the reporting unit exceeded the estimated fair value of the reporting unit as determined using the present value of expected future cash flows on the assessment date. After calculating the implied fair value of the goodwill by deducting the fair value of all tangible and intangible net assets of the reporting unit from the fair value of the reporting unit, it was determined that the recorded goodwill of $15.4 million was impaired. The goodwill impairment was the result of the revised outlook as determined by Company's budgeting process for future periods. Future periods are being impacted by changes in the pattern of used trailer trade activity by larger fleet operators resulting in longer trade cycles and increased levels of direct sales of the used trailers by customers. These changes impact both the profitability of used trailer and the parts and services operations. Also impacting future periods is the continued reduction of our retail locations.

During December 2005, the Company sold three of its Canadian branch locations. As part of the transaction, $2.0 million of goodwill was allocated to the disposal. A net loss of $0.9 million was recorded on the sale in *Other, net* in the Consolidated Statements of Operations. The allocation was based on the relative fair values of the retained and to be disposed of businesses.

m. Intangible Assets

The Company has intangible assets including patents, licenses, trade names, trademarks, customer relationships and technology costs, which are being amortized on a straight-line basis over periods ranging from two to twenty years. As of December 31, 2006 and 2005, the Company had gross intangible assets of $54.0 million ($36.0 million net of amortization), and $15.5 million ($2.1 million net of amortization), respectively. Amortization expense for 2006, 2005 and 2004 was $4.6 million, $0.9 million and $1.3 million, respectively, and is estimated to be $3.5 million, $3.3 million, $3.1 million, $3.1 million and $3.0 million for 2007, 2008, 2009, 2010 and 2011, respectively.

n. Other Assets

The Company capitalizes the cost of computer software developed or obtained for internal use in accordance with Statement of Position No. 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.* Capitalized software is amortized using the straight-line method over three to seven years. In 2005, the

Company began a project to implement a new enterprise resource planning system, which was completed in May 2006. As of December 31, 2006, $15.2 million of costs were capitalized related to the project. As of December 31, 2006 and 2005, the Company had software costs, net of amortization of $14.1 million and $10.1 million, respectively. Amortization expense for 2006, 2005 and 2004 was $1.6 million, $0.1 million and $2.0 million, respectively.

o. Long-Lived Assets

Long-lived assets are reviewed for impairment in accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, whenever facts and circumstances indicate that the carrying amount may not be recoverable. Specifically, this process involves comparing an asset's carrying value to the estimated undiscounted future cash flows the asset is expected to generate over its remaining life. If this process were to result in the conclusion that the carrying value of a long-lived asset would not be recoverable, a write-down of the asset to fair value would be recorded through a charge to operations. Fair value is determined based upon discounted cash flows or appraisals as appropriate.

p. Other Accrued Liabilities

The following table presents the major components of *Other Accrued Liabilities* (in thousands):

	Years Ended December 31,	
	2006	2005
Customer deposits	$ 8,257	$ 11,067
Warranty	14,978	10,217
Payroll and related taxes	13,020	9,832
Accrued taxes	6,536	7,851
Self-insurance	8,742	7,733
All other	7,173	12,051
	$ 58,706	$ 58,751

The following table presents the changes in the product warranty accrual included in *Other Accrued Liabilities* (in thousands):

	2006	2005
Balance at January 1	$ 10,217	$ 8,399
Provision for warranties issued in current year	5,333	4,974
Additional provisions for pre-existing warranties	3,547	3,298
Transcraft acquisition	2,100	—
Payments	(6,219)	(6,454)
Balance at December 31	$ 4,978	$ 10,217

The Company's warranty policy generally provides coverage for components of the trailer the Company produces or assembles. Typically, the coverage period is five years for trailers sold prior to 2005. Beginning in 2005, the coverage period for DuraPlate® trailer panels was extended to 10 years, with all other components remaining at five years. The Company's policy is to accrue the estimated cost of warranty coverage at the time of the sale.

The following table presents the changes in the self-insurance accrual included in *Other Accrued Liabilities* (in thousands):

	Self-Insurance Accrual
Balance as of January 1, 2005	$ 8,159
Expense	24,442
Payments	(24,868)
Balance as of December 31, 2005	$ 7,733
Expense	26,295
Payments	(25,286)
Balance as of December 31, 2006	$ 8,742

The Company is self-insured up to specified limits for medical and workers' compensation coverage. The self-insurance reserves have been recorded to reflect the undiscounted estimated liabilities, including claims incurred but not reported, as well as catastrophic claims as appropriate.

q. Income Taxes

The Company determines its provision or benefit for income taxes under the asset and liability method. The asset and liability method measures the expected tax impact at current enacted rates of future taxable income or deductions resulting from differences in the tax and financial reporting basis of assets and liabilities reflected in the Consolidated Balance Sheets. Future tax benefits of tax losses and credit carryforwards are recognized as deferred tax assets. Deferred tax assets are reduced by a valuation allowance to the extent the Company concludes there is uncertainty as to their realization.

r. New Accounting Pronouncements

Income Taxes. In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, an interpretation of Financial Accounting Standard 109, *Accounting for Income Taxes* (FIN 48), to create a single model to address uncertainty in tax positions. FIN 48 purports to clarify accounting for income taxes by prescribing a minimum recognition threshold that a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company will adopt FIN 48 as of January 1, 2007, as required. The adoption of FIN 48 will not have a material impact on the Company's financial position and results of operations.

Fair Value Measurements. In September 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements.* The Statement provides guidance for using fair value to measure assets and liabilities and only applies when other standards require or permit the fair value measurement of assets and liabilities. It does not expand the use of fair value measurement. This Statement is effective for fiscal years beginning after November 15, 2007. The adoption of this Statement is not expected to have a material impact on the Company's financial position, results of operations and cash flows.

Inventory Costs. In November 2004, the FASB issued SFAS No. 151, *Inventory Costs — an amendment of Accounting Research Bulletin (ARB) No. 43, Chapter 4.* The Statement clarified that abnormal amounts of idle facility expense, freight, handling costs and wasted materials should be recognized as current-period expenses regardless of how abnormal the circumstances. In addition, this Statement required that the allocation of fixed overheads to the costs of conversion be based upon normal production capacity levels. The Statement was effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of this Statement had no impact on the Company's financial position, results of operations and cash flows.

3. FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, *Disclosures About Fair Value of Financial Instruments*, requires disclosure of fair value information for certain financial instruments. The differences between the carrying amounts and the estimated fair values, using the methods and assumptions listed below, of the Company's financial instruments at December 31, 2006, and 2005 were immaterial, with the exception of the Senior Convertible Notes.

Cash and Cash Equivalents, Accounts Receivable and Accounts Payable. The carrying amounts reported in the Consolidated Balance Sheets approximate fair value.

Long-Term Debt. The fair value of long-term debt is estimated based on current quoted market prices for similar issues or debt with the same maturities. The interest rates on the Company's bank borrowings under its Bank Facility are adjusted regularly to reflect current market rates. The estimated fair value of the Company's Senior Convertible Notes, based on market quotes, is approximately $124 million and $141 million, compared to a carrying value of $125 million, as of December 31, 2006 and 2005, respectively.

Foreign Currency Forward Contracts. From time-to-time, the Company holds foreign currency contracts to mitigate the impact of Canadian currency fluctuations. No contracts were outstanding as of December 31, 2006 and $1.7 million were outstanding as of December 31, 2005.

4. ACQUISITION

As part of the Company's commitment to expand its customer base and grow its market leadership, Wabash National Corporation acquired all of the outstanding shares of Transcraft Corporation on March 3, 2006, for approximately $69.3 million in cash, including $0.6 million in closing costs, consisting primarily of legal and accounting fees. An additional purchase price payment of $4.5 million is payable in the first half of 2007 based on Transcraft's achievement of 2006 performance targets.

Transcraft Corporation is the leading manufacturer of flatbed and drop deck trailers in North America. Transcraft operates manufacturing facilities in Anna, Illinois and Mt. Sterling, Kentucky. This acquisition allows Wabash and Transcraft to capitalize on their core competencies of product innovation, quality manufacturing and customer satisfaction. Transcraft's operating results are included in the Company's consolidated financial statements in the manufacturing segment from the date of acquisition.

Goodwill and intangible assets of $48.3 million and $38.5 million, respectively, were recorded as a result of the acquisition. The amount of goodwill that is expected to be deductible for tax purposes is $31.9 million. The intangible assets consisted of the following (in millions):

	Amount	Useful Life
Customer Relationships	$27.0	11 years
Trademarks/Trade Names	10.0	20 years
Backlog	1.5	Less than 1 year
	$38.5	

The aggregate purchase price of $73.8 million, including the additional purchase price payment of $4.5 million payable in 2007, was allocated to the opening balance sheet of Transcraft as follows (in thousands):

Current Assets	$ 9,587
Property, Plant & Equipment	4,532
Goodwill	48,335
Intangibles	38,500
Total Assets	$100,954
Current Liabilities	$ 16,385
Deferred Taxes	10,762
Total Liabilities	$ 27,147
Net Assets Acquired	$ 73,807

Unaudited Pro forma Results

The results of Transcraft are included in the Consolidated Statements of Operations from the date of acquisition. The following unaudited pro forma information is shown below as if the acquisition of Transcraft had been completed as of the beginning of each fiscal year presented (in thousands, except per share amounts).

	Twelve Months Ended December 31,	
	2006	2005
Sales	$ 1,343,137	$ 1,310,864
Operating Income	28,629	90,123
Net Income	9,840	117,164
Basic Net Income per Share	0.32	3.76
Diluted Net Income per Share	0.31	3.22

The information presented above is for informational purposes only and is not necessarily indicative of the actual results that would have occurred had the acquisition been consummated at the beginning of the respective period, nor are they necessarily indicative of future operating results of the combined companies under the ownership and management of the Company.

5. PER SHARE OF COMMON STOCK

Per share results have been computed based on the average number of common shares outstanding. The computation of basic and diluted net income per share is determined using net income applicable to common stockholders as the numerator and the number of shares included in the denominator as follows (in thousands):

	Years Ended December 31,		
	2006	2005	2004
Basic net income per share:			
Net income applicable to common stockholders	$ 9,420	$111,087	$58,405
Weighted average common shares outstanding	31,102	31,139	27,748
Basic net income per share	$ 0.30	$ 3.57	$ 2.10
Diluted net income per share:			
Net income applicable to common stockholders	$ 9,420	$111,087	$58,405
After-tax equivalent of interest on convertible notes	—	4,914	4,828
Diluted net income applicable to common stockholders	$ 9,420	$116,001	$63,233
Weighted average common shares outstanding	31,102	31,139	27,748
Dilutive stock options/shares	189	276	832
Convertible notes equivalent shares	—	6,542	6,510
Diluted weighted average common shares outstanding	31,291	37,957	35,090
Diluted net income per share	$ 0.30	$ 3.06	$ 1.80

Average diluted shares outstanding in 2006 exclude the antidilutive effects of the Company's Senior Convertible Notes, for which the after-tax equivalent of interest on convertible notes was $3.0 million and the convertible notes equivalent shares were 6.6 million.

6. OTHER LEASE ARRANGEMENTS

The Company leases office space, manufacturing, warehouse and service facilities and equipment under operating leases, the majority of which expire through 2009. Future minimum lease payments required under these other lease commitments as of December 31, 2006 are as follows (in thousands):

	Payments
2007	$1,750
2008	1,313
2009	797
2010	611
2011	270
Thereafter	245
	$4,986

Total rental expense was $4.7 million, $3.2 million and $6.2 million for 2006, 2005 and 2004, respectively.

7. DEBT

a. Long-term debt consists of the following (in thousands):

	December 31,	
	2006	2005
Senior Convertible Notes (3.25% due 2008)	$125,000	$125,000
Other Notes Payable (7.25% due 2006)	—	500
	125,000	125,500
Less: Current maturities	—	(500)
	$125,000	$125,000

b. Senior Convertible Notes

The Company had $125 million of five-year senior unsecured convertible notes (convertible notes) at December 31, 2006, which are currently convertible into approximately 6.6 million shares of the Company's common stock. The convertible notes have a conversion price of $18.83, which has been adjusted for the impact of cash dividend payments, or a rate of 53.1123 shares per $1,000 principal amount of note. The conversion feature of the convertible notes is subject to further adjustment in connection with the payment of future cash dividends. As a result of any future payment of a cash dividend, upon any conversion of the notes, the Company would be required to issue additional shares of common stock. The convertible notes bear interest at 3.25% per annum payable semi-annually on February 1 and August 1. If not converted, the balance is due on August 1, 2008.

c. Bank Facility

On March 6, 2007, the Company entered into a Second Amended and Restated Loan and Security Agreement (Revolving Facility) with its lenders. The Revolving Facility replaced the Company's prior facility. The Revolving Facility increased the capacity under the facility from $125 million to $150 million, subject to a borrowing base, and extended the maturity date of the facility from September 30, 2007 to March 6, 2012. The Revolving Facility provides for a letter of credit and letter of credit guaranty and a swingline loan subfacility and allows for overadvances in certain circumstances.

The Company has the option to increase the credit facility by up to an additional $100 million during the term of the facility, subject to a borrowing base. The lenders under the Revolving Facility are under no obligation to provide any additional commitments and any increase in commitments will be subject to customary conditions precedent.

All obligations under the Revolving Facility, and the guarantees of those obligations, are secured, subject to certain exceptions, by substantially all assets of the Company.

The Revolving Facility includes certain covenants that restrict, among other things and subject to certain exceptions, the Company's ability and the ability of its subsidiaries to:

- incur additional debt;
- pay any distributions, including dividends on our common stock in excess of $20 million per year;
- repurchase our common stock in excess of $50 million over the term of the agreement;
- consolidate, merge or transfer all or substantially all of our assets;
- make certain investments, loans, mergers and acquisitions;
- enter into material transactions with affiliates unless in the ordinary course, upon fair and reasonable terms and no less favorable than would be obtained in a comparable arms-length transaction;
- use proceeds from the Revolving Facility to make payment on certain indebtedness, excluding certain payments relating to our Senior Convertible Notes and indebtedness incurred in connection with a repurchase of our Senior Convertible Notes;
- amend the terms of certain indebtedness;
- sell, lease or dispose of certain assets;
- amend our organizational documents in certain circumstances;
- enter into operating leases with an aggregate rentals payable in excess of $10 million;
- change in any material respect the nature of our business conducted as of March 6, 2007; and
- create certain liens.

Additionally, should the Company's available borrowing capacity drop below $30 million, the Company would be subject to a minimum fixed charge coverage ratio of 1.1:1.0 which could limit its ability to make capital expenditures and stock repurchases and further limit the amount of dividends it could pay. Also, the definition of earnings before interest, taxes, depreciation and amortization (EBITDA) was further amended to exclude expenses relating to the issuance of any new convertible indebtedness.

The Revolving Facility also requires that no later than May 1, 2008, the Company do one or more of the following in connection with our Senior Convertible Notes: (i) repurchase all or a portion of the Senior Convertible Notes, (ii) defease any outstanding indebtedness evidenced by the Senior Convertible Notes or (iii) institute cash reserves equal to the outstanding principal balance of the Senior Convertible Notes from funds other than proceeds from the Revolving Facility, which cash reserves shall only be used to satisfy the Company's obligations under the Senior Convertible Notes and which shall remain in place until the Senior Convertible Notes have been paid in full.

The Revolving Facility also contains additional customary affirmative covenants and events of default, including among other events, certain cross defaults, business disruption, condemnation and change in ownership.

Borrowings under the Revolving Facility bear interest at a variable rate based on the London Interbank Offer Rate (LIBOR) or a base rate determined by the lender's prime rate plus an applicable margin, as defined in the agreement. The applicable margin for borrowings under the Revolving Facility ranges from 0.00% to 0.75% for base rate borrowings and 1.25% to 2.25% for LIBOR borrowings, subject to adjustment based on the average availability under the Revolving Facility. Until September 30, 2007, the applicable margin is 0.00% for base rate borrowings and 1.25% for LIBOR borrowings. The Company also pays a commitment fee on the unused portion of the facility at a rate of 0.25%. All interest and fees are paid monthly.

On February 14, 2006, the Company and its lenders entered into a consent and amendment of facility at that time. The consent allowed the completion of the Transcraft acquisition. Additionally, the definition of EBITDA was amended to exclude expenses relating to stock options and restricted stock grants, which are additional add-backs to EBITDA.

On September 23, 2005, the Company and its lenders also entered into an amendment of the prior facility to, among other things, allow dividend payments up to $20 million per fiscal year and allow the repurchase of up to $50 million of common stock over the remaining term of the agreement.

As of December 31, 2006 and 2005, borrowing capacity under the previous facility was $117.5 million and $117.3 million, respectively. Under the new Revolving Facility, the borrowing capacity would have been $142.5 million and $142.3 million, respectively.

As of December 31, 2006, the 30-day LIBOR was 5.4%. For the quarter ended December 31, 2006, the weighted average interest rate was 7.25%

As of December 31, 2006, the Company was in compliance with all covenants of the Revolving Facility.

8. STOCKHOLDERS' EQUITY

a. Common Stock

On August 9, 2006, the Company's Board of Directors approved an amendment to its stock repurchase program allowing the Company to repurchase up to $50 million of common stock without placing a limitation on the number of shares. As of December 31, 2006, $36.1 million remained available under the authorization. Stock repurchases under this program may be made in the open market or in private transactions, at times and in amounts that management deems appropriate, until September 15, 2007.

In 2006 and 2005, the Company declared dividends of $5.7 million and $5.6 million, respectively.

b. Preferred Stock

Effective December 29, 2005, in connection with the expiration of the Company's prior Stockholder Rights Plan, the Company's Board of Directors adopted resolutions eliminating the Series A Junior Participating Preferred Stock authorized by the Company.

On December 28, 2005, in connection with the adoption of a Stockholders Rights Plan discussed further below, the Company's Board of Directors adopted resolutions creating a series of 300,000 shares of Preferred Stock designated as Series D Junior Participating Preferred Stock, par value $.01 per share. As of December 31, 2006, the Company had no shares issued or outstanding.

The Board of Directors has the authority to issue up to 25 million shares of unclassified preferred stock and to fix dividends, voting and conversion rights, redemption provisions, liquidation preferences and other rights and restrictions.

c. Stockholders' Rights Plan

On December 28, 2005, the Company's Board of Directors adopted a Stockholders' Rights Plan (the "Rights Plan") replacing a similar plan that expired. The Rights Plan is designed to deter coercive or unfair takeover tactics in the event of an unsolicited takeover attempt. It is not intended to prevent a takeover of Wabash on terms that are favorable and fair to all stockholders and will not interfere with a merger approved by the Board of Directors. Each right entitles stockholders to buy one one-thousandth of a share of Series D Junior Participating Preferred Stock at an exercise price of $120. The rights will be exercisable only if a person or a group acquires or announces a tender or exchange offer to acquire 20% or more of the Company's common stock or if the Company enters into other business combination transactions not approved by the Board of Directors. In the event the rights become exercisable, the Rights Plan allows for the Company's stockholders to acquire stock of Wabash or the surviving corporation, whether or not Wabash is the surviving corporation having a value twice that of the exercise price of the rights. The rights will expire December 28, 2015 or are redeemable for $0.01 per right by the Company's Board of Directors under certain circumstances.

9. STOCK-BASED COMPENSATION

Description of the Plans

The Company has stock incentive plans that provide for the issuance of stock appreciation rights (SARs), restricted stock and the granting of common stock options to directors, officers and other eligible employees.

At the 2004 Annual Meeting of Stockholders, the 2004 Stock Incentive Plan was approved making available 1,100,000 shares for issuance, as well as a reduction of shares available for granting under the 2000 Stock Option and Incentive Plan to 100,000 shares.

Stock Options. The Company has three non-qualified stock option plans (1992 Stock Option Plan, 2000 Stock Option and Incentive Plan and 2004 Stock Incentive Plan), which allow eligible employees to purchase shares of common stock at a price not less than market price at the date of grant. The Company currently only allows new grants under the 2000 and 2004 plans. Under the terms of the stock option plans, up to an aggregate of approximately 3,850,000 shares are reserved for issuance, subject to adjustment for stock dividends, recapitalizations and the like. Options granted to employees under the stock option plans vest in annual installments over three to five years depending upon the grant. Options granted to non-employee directors of the Company are fully vested and exercisable six months after the date of grant. All options granted expire 10 years after the date of grant.

The Company has issued non-qualified stock options in connection with inducing certain individuals to commence employment with the Company. In the aggregate, the Company has issued options to purchase 385,000 shares of common stock to three individuals. The exercise price for each option granted was set by the Compensation Committee at the fair market value of the shares subject to that option. The Compensation Committee set vesting over three years. Upon a change in control of the Company, all outstanding shares subject to these options vest. The options expire in 10 years if not exercised.

Restricted Stock. From time-to-time, the Company has granted to certain key employees and outside directors shares of the Company's stock to be earned over time and based on achievement of specific corporate financial performance metrics. These shares are valued at the market price on the date of grant. These grants have been made under the 2000 Stock Option and Incentive Plan and the 2004 Stock Incentive Plan.

Adoption of FASB Statement No. 123(R), "Share-Based Payment"

The Company adopted SFAS No. 123 (revised 2004), *Share-Based Payment* on January 1, 2006 (SFAS No. 123(R). SFAS No. 123(R), which revised SFAS No. 123, *Accounting for Stock-Based Compensation,* superseded APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and amends SFAS No. 95, *Statement of Cash Flows.* SFAS No. 123(R) requires that all share-based payments to employees, including grants of employee stock options, be recognized in the financial statements based upon their fair value. The Company had previously followed APB No. 25, in accounting for its stock options and accordingly, no compensation cost had been previously expensed.

The Company has adopted SFAS No. 123(R) using the modified prospective method. Under this transition method, compensation cost has been recognized for all share-based payments in the consolidated financial statements in 2006 based upon the fair value of the stock or option grant. Prior period results have not been restated. The Company will value new awards granted subsequent to the adoption of SFAS No. 123R using a binomial model. The Company believes valuing awards using a binomial model provides a better estimate of fair value versus the Black-Scholes-Merton formula used in valuing previous awards. The Company's policy is to recognize expense for awards subject to graded vesting using the straight-line attribution method. The amount of after-tax compensation cost related to nonvested stock options and restricted stock not yet recognized was $5.5 million at December 31, 2006, for which the expense will be recognized through 2010.

As a result of adopting SFAS No. 123(R) on January 1, 2006, the Company has incurred additional stock-based compensation expense of $2.0 million ($1.2 million after tax and approximately $0.04 per basic and diluted earnings per share) related to stock options for the year ending December 31, 2006.

Prior to the adoption of SFAS No. 123(R), the Company presented all tax benefits of deductions resulting from the exercise of stock options as operating cash flows in the Consolidated Statements of Cash Flows.

SFAS No. 123(R) requires the cash flows resulting from the tax benefits from tax deductions in excess of the compensation cost recognized for those options (excess tax benefits) to be classified as financing cash flows. The $0.4 million excess tax benefits classified as a financing cash inflow would have been classified as an operating cash inflow if the Company had not adopted SFAS No. 123(R).

SFAS No. 123(R), as amended, required pro forma presentation as if compensation costs had been expensed under the fair value method. For purpose of pro forma disclosure, the estimated fair value of stock options at the grant date is amortized to expense over the vesting period. The following table illustrates the effect on net income and net income per share as if compensation expense had been recognized (in thousands, except for per share amounts):

	Year Ended December 31,	
	2005	2004
Reported net income	$ 111,087	$ 58,405
Pro forma stock-based employee compensation expense (net of tax)	(4,027)	(2,613)
Stock-based employee compensation expense recorded (net of tax)	1,547	417
Pro forma net income	$ 108,607	$ 56,209
Basic net income per share:		
Reported net income per share	$ 3.57	$ 2.10
Pro forma net income per share	$ 3.49	$ 2.02
Diluted net income per share:		
Reported net income per share	$ 3.06	$ 1.80
Pro forma net income per share	$ 2.99	$ 1.74

Stock Options and Stock Related Grants

Restricted Stock

In August 2006, the Compensation Committee approved a grant of 24,250 shares of restricted stock to employees, of which one-third vested on the grant date and two-thirds will vest one year from the grant date. The grants are forfeitable in the event of terminated employment prior to vesting. The restricted stock includes the right to vote and receive dividends.

Also in May 2006, the Compensation Committee approved a grant of 85,200 shares of restricted stock to employees, which will vest at the end of the three years from the grant date. These grants are forfeitable in the event of terminated employment prior to vesting. The restricted stock includes the right to vote and receive dividends.

Additionally in May 2006, the Compensation Committee approved a grant of 162,940 shares of restricted stock to employees, which carry performance condition requirements. These shares will vest based on the achievement of specified corporate financial performance metrics at the end of 2008. The grant also includes a provision for vesting of additional common shares at the end of 2008 if performance metrics exceed original targets. Based on current estimates, the Company believes that 50% of the shares granted will ultimately vest.

During 2006, 2005 and 2004, the Company granted 272,890, 171,390 and 69,510 shares, respectively, of restricted stock with aggregate fair values on the date of grant of $4.5 million, $4.5 million and $1.7 million, respectively. The grants generally vest over periods ranging from two to five years.

In 2006, 2005 and 2004, the Company recorded compensation expense of $2.0 million, $1.5 million and $0.4 million, respectively, related to restricted stock.

A summary of all restricted stock activity for the periods indicated below is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value
Restricted Stock Outstanding at December 31, 2005	213,490	$25.56
Granted	272,890	$16.56
Vested	(14,492)	$17.90
Forfeited	(24,753)	$23.71
Restricted Stock Outstanding at December 31, 2006	447,135	$20.42

The total fair value of restricted stock that vested during 2006, 2005 and 2004 was $0.2 million, $1.5 million and $0.1 million, respectively.

Stock Options

In May 2006, the Compensation Committee approved the grant of 324,700 stock options to employees with an exercise price equal to fair market value of the underlying common stock at the date of grant. These options will vest ratably over a three-year period. Expense will be recognized using the straight-line attribution method.

Using a binomial option valuation model, the estimated fair value of the options granted in 2006 was $8.23 per option. The estimated fair values of options granted in 2005 and 2004 were estimated using the Black-Scholes-Merton model. The values for 2005 and 2004 were $12.29 and $15.35, respectively. Expected volatility is based upon the Company's historical experience. Principal weighted-average assumptions used in applying these models were as follows:

Valuation Assumptions	2006	2005	2004
Risk-free interest rate	4.95%	3.99%	4.70%
Expected volatility	49.7%	51.5%	52.1%
Expected dividend yield	1.07%	0.68%	0.50%
Expected term	6 yrs.	5 yrs.	10 yrs.

A summary of all stock option activity for the periods indicated below is as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value ($ in millions)
Options Outstanding at December 31, 2005	991,875	$16.37		
Granted	325,550	$16.84		
Exercised	(65,278)	$ 7.86		$0.7
Forfeited	(40,167)	$23.26		
Expired	(22,100)	$20.36		
Options Outstanding at December 31, 2006	1,189,880	$16.58	6.9	$2.7
Options Exercisable at December 31, 2006	733,063	$14.77	5.6	$2.7

The total intrinsic value of options exercised during 2006, 2005 and 2004 was $0.7 million, $6.5 million and $7.3 million, respectively.

The following table summarizes information about stock options outstanding as of December 31, 2006:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Life	Weighted Average Exercise Price	Number Exercisable at 12/31/06	Weighted Average Exercise Price
$ 6.68 - $10.01	445,074	5.8	$ 8.92	445,074	$ 8.92
$10.02 - $13.35	1,500	4.4	$12.95	1,500	$12.95
$13.36 - $16.69	26,000	1.8	$15.34	26,000	$15.34
$16.70 - $20.03	321,600	9.3	$16.83	2,667	$18.04
$20.04 - $23.36	57,350	3.6	$21.29	56,017	$21.30
$23.37 - $26.70	170,687	7.1	$24.03	109,450	$23.93
$26.71 - $30.04	167,669	5.9	$27.43	92,355	$27.84

10. EMPLOYEE SAVINGS PLANS

Substantially all of the Company's employees are eligible to participate in a defined contribution plan that qualifies as a safe harbor plan under Section 401(k) of the Internal Revenue Code. The Company also provides a non-qualified defined contribution plan for senior management and certain key employees. Both plans provide for the Company to match, in cash, a percentage of each employee's contributions up to certain limits. The Company's matching contribution and related expense for these plans was approximately $3.7 million, $3.2 million and $2.8 million for 2006, 2005 and 2004, respectively.

11. INCOME TAXES

a. Income Before Income Taxes

The consolidated income before income taxes for 2006, 2005 and 2004 consists of the following:

	2006	2005	2004
Domestic	$ 32,441	$ 75,520	$ 62,907
Foreign	(16,139)	(1,464)	(3,902)
Total income before income taxes	$ 16,302	$ 74,056	$ 59,005

b. Income Tax Expense (Benefit)

The consolidated income tax expense (benefit) for 2006, 2005 and 2004 consists of the following components (in thousands):

	2006	2005	2004
Current:			
U.S. Federal	$ 976	$ 1,301	$ 102
Foreign	—	—	—
State	(1,838)	(985)	498
Deferred	7,744	(37,347)	—
Total consolidated expense (benefit)	$ 6,882	$ (37,031)	$ 600

The Company's following table provides a reconciliation of differences from the U.S. Federal statutory rate of 35% as follows (in thousands):

	2006	2005	2004
Pretax book income	$16,302	$ 74,056	$ 59,005
Federal tax expense at 35% statutory rate	5,706	25,920	20,652
State and local income taxes	1,300	3,625	498
U.S. federal alternative minimum tax	—	1,095	400
Reversal of tax valuation allowance and reserves	(4,763)	(37,347)	—
Current utilization of valuation allowance for net operating losses	(219)	(29,981)	(21,683)
Foreign taxes	5,649	512	1,366
Other	(791)	(855)	(633)
Total income tax expense (benefit)	$ 6,882	$(37,031)	$ 600

c. *Deferred Taxes*

The Company's deferred income taxes are primarily due to temporary differences between financial and income tax reporting for the depreciation of property, plant and equipment and tax credits and losses carried forward.

Under SFAS No. 109, *Accounting for Income Taxes*, deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company determined that a valuation allowance was necessary and recorded a full valuation allowance for all deferred tax assets as of December 31, 2004. In 2005, the Company determined that the criteria for reversal of a portion of the income tax asset valuation allowance, including materially all valuation allowance recorded against U.S. federal loss carryforward tax assets were met, and accordingly, the Company recorded a tax benefit of $37.3 million for the release of the valuation allowance. In the fourth quarter of 2006, the Company reversed $4.8 million of valuation allowance and reserves, primarily related to settlement of state tax audits. In future periods, the Company will evaluate the remaining deferred income tax asset valuation allowance and adjust (reduce) the allowance when management has determined that impairment to future realizability of the related deferred tax assets, or a portion thereof, has been removed as provided in the criteria set forth in SFAS No. 109.

The Company has a U.S. federal tax net operating loss carryforward of approximately $70.0 million, which will expire beginning in 2022, if unused, and which may be subject to other limitations under IRS rules. The Company has various, multistate income tax net operating loss carryforwards which have been recorded as a deferred income tax asset of approximately $12.0 million, before valuation allowances. The Company has various U.S. federal income tax credit carryforwards which will expire beginning in 2013, if unused.

The components of deferred tax assets and deferred tax liabilities as of December 31, 2006 and 2005 were as follows (in thousands):

	2006	2005
Deferred tax assets:		
Tax credits and loss carryforwards	$ 45,157	$ 55,936
Accrued liabilities	5,908	4,049
Other	8,649	8,928
	59,714	68,913
Deferred tax liabilities:		
Property, plant and equipment	(4,608)	(4,882)
Intangibles	(16,460)	(2,058)
Prepaid insurance	(1,042)	(858)
Other	(383)	(759)
	(22,493)	(8,557)
Net deferred tax asset before valuation allowance	37,221	60,356
Valuation allowance	(12,127)	(16,756)
Net deferred tax asset	$ 25,094	$ 43,600

12. COMMITMENTS AND CONTINGENCIES

a. Litigation

Various lawsuits, claims and proceedings have been or may be instituted or asserted against the Company arising in the ordinary course of business, including those pertaining to product liability, labor and health related matters, successor liability, environmental and possible tax assessments. While the amounts claimed could be substantial, the ultimate liability cannot now be determined because of the considerable uncertainties that exist. Therefore, it is possible that results of operations or liquidity in a particular period could be materially affected by certain contingencies. However, based on facts currently available, management believes that the disposition of matters that are currently pending or asserted will not have a material adverse effect on the Company's financial position, liquidity or results of operations.

Brazil Joint Venture

In March 2001, Bernard Krone Indústria e Comércio de Máquinas Agrícolas Ltda. ("BK") filed suit against the Company in the Fourth Civil Court of Curitiba in the State of Paraná, Brazil. This action seeks recovery of damages plus pain and suffering. Because of the bankruptcy of BK, this proceeding is now pending before the Second Civil Court of Bankruptcies and Creditors Reorganization of Curitiba, State of Paraná (No. 232/99).

This case grows out of a joint venture agreement between BK and the Company, which was generally intended to permit BK and the Company to market the RoadRailer® trailer in Brazil and other areas of South America. When BK was placed into the Brazilian equivalent of bankruptcy late in 2000, the joint venture was dissolved. BK subsequently filed its lawsuit against the Company alleging among other things that it was forced to terminate business with other companies because of the exclusivity and non-compete clauses purportedly found in the joint venture agreement. In its complaint, BK asserts that it has been damaged by these alleged wrongs by the Company in the approximate amount of $8.4 million.

The Company answered the complaint in May 2001, denying any wrongdoing. The Company believes that the claims asserted against it by BK are without merit and intends to defend itself vigorously against those claims. The Company believes that the resolution of this lawsuit will not have a material adverse effect on its financial position, liquidity or future results of operations; however, at this early stage of the proceeding, no assurance can be given as to the ultimate outcome of the case.

Intellectual Property

On July 24, 2006, the Company filed a patent infringement suit against Trailmobile Corporation in the United States District Court for the Northern District of Illinois Eastern Division (Civil Action No. 06 CV 3991); and amended the Complaint on November 1, 2006 to include another patent. On December 1, 2006, Trailmobile Corporation filed its Answer to the Amended Complaint, along with a Counterclaim seeking a finding of non-infringement. The Company answered on December 8, 2006, denying any wrongdoing or merit to the allegations as set forth in the Counterclaim.

The Company believes that the claims asserted by Trailmobile Corporation are without merit and it intends to defend its position. The Company believes that the resolution of this lawsuit will not have a material adverse effect on its financial position, liquidity or future results of operations; however, at this stage of the proceeding, no assurance can be given as to the ultimate outcome of the case.

Environmental

In September 2003, the Company was noticed as a potentially responsible party (PRP) by the United States Environmental Protection Agency pertaining to the Motorola 52nd Street, Phoenix, Arizona Superfund Site pursuant to the Comprehensive Environmental Response, Compensation and Liability Act. PRPs include current and former owners and operators of facilities at which hazardous substances were disposed. EPA's allegation that the Company was a PRP arises out of the operation of a former branch facility located approximately five miles from the original site. The Company does not expect that these proceedings will have a material adverse effect on the Company's financial condition or results of operations.

In January 2006, the Company received a letter from the North Carolina Department of Environment and Natural Resources indicating that a site that the Company formerly owned near Charlotte, North Carolina has been included on the state's October 2005 Inactive Hazardous Waste Sites Priority List. The letter states that the Company was being notified in fulfillment of the state's "statutory duty" to notify those who own and those who at present are known to be responsible for each Site on the Priority List. No action is being requested from the Company at this time. The Company does not expect that this designation will have a material adverse effect on its financial condition or results of operations.

b. Environmental

The Company generates and handles certain material, wastes and emissions in the normal course of operations that are subject to various and evolving federal, state and local environmental laws and regulations.

The Company assesses its environmental liabilities on an on-going basis by evaluating currently available facts, existing technology, presently enacted laws and regulations as well as experience in past treatment and remediation efforts. Based on these evaluations, the Company estimates a lower and upper range for the treatment and remediation efforts and recognizes a liability for such probable costs based on the information available at the time. As of December 31, 2006 and 2005, the Company had an estimated remediation costs of $0.4 million for activities at a former branch property.

c. Letters of Credit

As of December 31, 2006, the Company had standby letters of credit totaling $7.5 million issued in connection with workers compensation claims and surety bonds.

d. Royalty Payments

The Company is obligated to make quarterly royalty payments through 2007 in accordance with a licensing agreement related to the development of the Company's composite plate material used on its proprietary DuraPlate® trailer. The amount of the payments varies with the production volume of usable material with maximum royalties of $0.2 million for 2007. Annual payments were $0.2 million, $0.7 million and $0.7 million in 2006, 2005 and 2004, respectively.

e. Collective Bargaining Agreements

As of December 31, 2006, approximately 350 full-time hourly associates, representing approximately 9% of the Company's total workforce, are under collective bargaining agreements. These agreements have expiration dates through 2009. The Company maintains one agreement, covering approximately 200 employees or 5% of its total workforce, that expires in 2007.

f. Purchase Commitments

The Company has $40.1 million in purchase commitments through December 2007 for aluminum, which is within normal production requirements.

13. SEGMENTS AND RELATED INFORMATION

a. Segment Reporting

Under the provisions of SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information*, the Company has two reportable segments: manufacturing and retail and distribution. The manufacturing segment produces and sells new trailers to the retail and distribution segment or to customers who purchase trailers direct or through independent dealers. The retail and distribution segment includes the sale of new and used trailers, as well as the sale of aftermarket parts and service through its retail branch network.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies except that the Company evaluates segment performance based on income from operations. The Company has not allocated certain corporate related charges such as administrative costs, interest and income taxes from the manufacturing segment to the Company's other reportable segment. The Company accounts for intersegment sales and transfers at cost plus a specified mark-up. Reportable segment information is as follows (in thousands):

	Manufacturing	Retail and Distribution	Combined Segments	Eliminations	Consolidated Total
2006					
Net sales					
External customers	$1,120,717	$191,463	$1,312,180	$ —	$1,312,180
Intersegment sales	76,966	—	76,966	(76,966)	$ —
Total net sales	$1,197,683	$191,463	$1,389,146	$ (76,966)	$1,312,180
Depreciation and amortization	18,117	2,481	20,598	—	20,598
Impairment of goodwill	—	15,373	15,373	—	15,373
Income (loss) from operations	36,782	(13,487)	23,295	(402)	22,893
Reconciling items to net income:					
Interest income					(710)
Interest expense					6,921
Foreign exchange gains and losses, net					77
Other income, net					303
Income tax expense					6,882
Net income					$ 9,420
Capital expenditures	$ 12,569	$ 362	$ 12,931	$ —	$ 12,931
Assets	$ 659,808	$128,123	$ 787,931	$(231,448)	$ 556,483

	Manufacturing	Retail and Distribution	Combined Segments	Eliminations	Consolidated Total
2005					
Net sales					
External customers	$ 968,419	$245,292	$1,213,711	$ —	$1,213,711
Intersegment sales	102,938	—	102,938	(102,938)	$ —
Total net sales	$1,071,357	$245,292	$1,316,649	$(102,938)	$1,213,711
Depreciation and amortization	12,406	3,141	15,547	—	15,547
Income from operations	75,385	2,827	78,212	1,782	79,994
Reconciling items to net income:					
Interest income					(760)
Interest expense					6,431
Foreign exchange gains and losses, net					(231)
Other income, net					498
Income tax benefit					(37,031)
Net income					$ 111,087
Capital expenditures	$ 30,302	$ 578	$ 30,880	$ —	$ 30,880
Assets	$ 536,566	$173,825	$ 710,391	$(161,738)	$ 548,653
2004					
Net sales					
External customers	$ 805,993	$235,103	$1,041,096	$ —	$1,041,096
Intersegment sales	107,685	1,975	109,660	(109,660)	—
Total net sales	$ 913,678	$237,078	$1,150,756	$(109,660)	$1,041,096
Depreciation and amortization	13,357	6,084	19,441	—	19,441
Income (loss) from operations	73,472	(2,879)	70,593	(1,810)	68,783
Reconciling items to net income:					
Interest income					(129)
Interest expense					10,809
Foreign exchange gains and losses, net					(463)
Loss on debt extinguishment					607
Other income, net					(1,046)
Income tax expense					600
Net income					$ 58,405
Capital expenditures	$ 14,240	$ 1,255	$ 15,495	$ —	$ 15,495
Assets	$ 410,087	$185,479	$ 595,566	$(163,520)	$ 432,046

b. Geographic Information

International sales, primarily to Canadian customers, accounted for less than 10% in each of the last three years.

At December 31, 2006 and 2005, property, plant and equipment, net of accumulated depreciation related to the Company's Canadian subsidiary was approximately $0.1 million and $0.8 million, respectively.

c. Product Information

The Company offers products primarily in three general categories; new trailers, used trailers, and parts and service. Other sales include leasing and freight revenue. The following table sets forth the major product category sales and their percentage of consolidated net sales (dollars in thousands):

	2006		2005		2004	
New Trailers	$1,186,792	90.4%	$1,084,454	89.4%	$ 914,468	87.8%
Used Trailers	55,770	4.3	55,546	4.6	52,960	5.1
Parts and Service	54,712	4.2	57,000	4.7	58,246	5.6
Other	14,906	1.1	16,711	1.3	15,422	1.5
Total Sales	$1,312,180	100.0%	$1,213,711	100.0%	$1,041,096	100.0%

d. Major Customer

In 2006, 2005 and 2004, no customer represented 10% or greater of consolidated net sales.

14. CONSOLIDATED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following is a summary of the unaudited quarterly results of operations for fiscal years 2006, 2005 and 2004 (dollars in thousands except per share amounts).

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2006				
Net sales	$262,119	$333,572	$362,290	$354,199
Gross profit	22,791	27,272	26,113	28,317
Net income (loss)[(1)(3)]	4,337	5,047	4,989	(4,953)
Basic net income (loss) per share[(2)]	0.14	0.16	0.16	(0.16)
Diluted net income (loss) per share[(2)]	0.13	0.15	0.15	(0.16)
2005				
Net sales	$256,105	$322,983	$293,834	$340,789
Gross profit	34,398	36,109	30,085	33,923
Net income[(3)]	18,479	49,258	23,655	19,695
Basic net income per share[(2)]	0.60	1.58	0.76	0.63
Diluted net income per share[(2)]	0.52	1.33	0.66	0.55
2004				
Net sales	$221,597	$254,899	$277,243	$287,357
Gross profit	23,122	36,635	36,922	29,107
Net income	6,859	18,262	20,294	12,990
Basic net income per share[(2)]	0.25	0.67	0.74	0.44
Diluted net income per share[(2)]	0.23	0.56	0.62	0.39

(1) The fourth quarter of 2006 included $15.4 million of expense related to the impairment of goodwill as discussed in Note 2.

(2) Net income (loss) per share are computed independently for each of the quarters presented. Therefore, the sum of the quarterly net income per share may differ from annual net income (loss) per share due to rounding. Diluted net income per share for the fourth quarter of 2006 excludes the antidilutive effects of convertible notes and stock options/shares.

(3) The fourth quarter of 2006 included $4.8 million of income related to the reversal of tax valuation allowance and reserves, as discussed in Note 11. The second, third and fourth quarters of 2005 included income of $29.3 million, $6.6 million and $1.4 million, respectively, related to the reversal of tax valuation allowances, as discussed in Note 11.

ITEM 9 — CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

ITEM 9A — CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to provide reasonable assurance to our management and board of directors that information required to be disclosed in the reports we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Based on an evaluation conducted under the supervision and with the participation of the Company's management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2006, including those procedures described below, we, including our Chief Executive Officer and our Chief Financial Officer, determined that those controls and procedures were effective.

During the second and third quarters of 2006, we identified control deficiencies related to accounting for inventory at our Lafayette facility and the financial statement close process, which represent material weaknesses. These control deficiencies arose from the conversion to a new ERP system on May 1, 2006.

To ensure that our consolidated financial statements were fairly stated in accordance with U.S. generally accepted accounting principles, we expanded procedures to be performed in order to prepare the consolidated financial statements as of December 31, 2006. These procedures included a physical inventory as of December 31, 2006, additional analyses, recalculations and review of the inventory processes and related balances to fairly state inventory and the associated cost of goods sold in the period. Additionally, we performed account analyses and reconciliations related to the financial statement close process.

Additional steps were implemented to meet our financial reporting objectives, such as enhancing the capabilities of financial reporting from our ERP system, improving processes in operational areas related to purchasing, inventory management and inventory relief, testing the accuracy of our data, and performing multiple levels of review within the financial statement close process. The remediation efforts implemented by the Company during the latter half of 2006 resulted in the elimination of the material weaknesses previously identified.

Changes in Internal Controls

Other than disclosed above, there were no changes in our internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, during the fourth quarter of fiscal 2006 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Report of Management on Internal Control over Financial Reporting

The management of Wabash National Corporation (the Company), is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with U.S. generally accepted accounting principles; (3) provide reasonable assurance that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (4) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2006, based on criteria for effective internal control over financial reporting described in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, we have concluded that internal control over financial reporting is effective as of December 31, 2006.

Management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2006, excluded Transcraft Corporation, which was acquired by the Company in March 2006. Transcraft Corporation, a wholly-owned subsidiary of the Company, represented $93.8 million of the consolidated total assets of the Company and, taking into account activity since the date of acquisition, Transcraft Corporation represented $95.0 million of consolidated net sales of the Company for the year then ended. Companies are allowed to exclude acquisitions from their assessment of internal control over financial reporting during the first year of an acquisition under guidelines established by the Securities and Exchange Commission.

Ernst & Young LLP, an Independent Registered Public Accounting Firm, has audited the Company's consolidated financial statements as of and for the period ended December 31, 2006, and has issued an attestation report on management's assessment of the Company's internal control over financial reporting which appears on the following page.

Richard J. Giromini	President and Chief Executive Officer
Robert J. Smith	Senior Vice President and Chief Financial Officer

March 7, 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Wabash National Corporation

We have audited management's assessment, included in the accompanying Report of Management on Internal Control over Financial Reporting, that Wabash National Corporation maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Wabash National Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Report of Management on Internal Control over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Transcraft Corporation, which is included in the 2006 consolidated financial statements of Wabash National Corporation and constituted $93.8 million of total assets as of December 31, 2006 and $95.0 million of revenues for the year then ended. Our audit of internal control over financial reporting of Wabash National Corporation also did not include an evaluation of the internal control over financial reporting of Transcraft Corporation.

In our opinion, management's assessment that Wabash National Corporation maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Wabash National Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Wabash National Corporation as of December 31, 2006 and 2005, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2006 of Wabash National Corporation and our report dated March 7, 2007 expressed an unqualified opinion thereon.

ERNST & YOUNG LLP

Indianapolis, Indiana

March 7, 2007

ITEM 9B — OTHER INFORMATION

None.

PART III

ITEM 10 — EXECUTIVE OFFICERS OF THE REGISTRANT

The Company hereby incorporates by reference the information contained under the heading "Executive Officers" from Item 1 Part I of this Annual Report.

The Company hereby incorporates by reference the information contained under the headings "Section 16(a) Beneficial Ownership Reporting Compliance," "Election of Directors" from its definitive Proxy Statement to be delivered to stockholders of the Company in connection with the 2007 Annual Meeting of Stockholders to be held May 24, 2007.

As required by the New York Stock Exchange (NYSE) rules, in 2006, the CEO certified to the NYSE that he was not aware of any violation by the Corporation of NYSE corporate governance listing standards.

Code of Ethics

As part of our system of corporate governance, our Board of Directors has adopted a code of ethics that is specifically applicable to our Chief Executive Officer and Senior Financial Officers. This code of ethics is available on the Investors page of the Company Info section of our website at www.wabashnational.com/about. We will disclose any waivers for our Chief Executive Officer or Senior Financial Officers under, or any amendments to, our code of ethics. We will provide a copy of our code of ethics to any person without charge, upon request.

ITEM 11 — EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

The following compensation discussion and analysis provides information regarding the objectives and elements of our compensation philosophy and policies for the compensation of our Chief Executive Officer, Chief Financial Officer and our three most highly-compensated executive officers in 2006 other than our Chief Executive Officer and Chief Financial Officer. We refer to these individuals collectively as our named executive officers, or NEOs.

The Compensation Committee is responsible for implementing our executive compensation policies and programs and works closely with our management, in particular our Senior Vice President of Human Resources, and an outside compensation consultant, which for 2006 was Towers Perrin HR Services. The Compensation Committee operates pursuant to a charter approved by the Board of Directors. More information on the Committee's processes and procedures can be found in the Proxy Statement under the heading "Compensation Committee."

Philosophy and Objectives of Wabash National Compensation Programs

Overview

Our overall compensation philosophy is to provide compensation packages to our executives, including our NEOs, that are competitive with those of executives of similar status in the transportation industry while at the same time keeping our compensation program equitable and straightforward in structure.

- ***Equitable treatment of our executives.*** We strive to provide levels of compensation that are equitable on both internal and external measures, and we want our associates to feel that their compensation is comparable to similarly situated people both within and outside of our Company. All of our full-time, salaried employees are on a grade scale, so that employees with comparable levels of responsibility and contributions to the Company have comparable levels of compensation. We also use competitive market assessments to provide benchmarks for our compensation decisions, as discussed below.

- ***Straightforward structure.*** In structuring our compensation policies and practices, we seek to minimize the complexity of the program, maximize our associates' understanding of the elements of compensation and provide compensation that is easily comparable to other opportunities in the market. We believe that a compensation program that is easy to understand further enforces an equitable work environment.

While we provide a framework for compensation, we believe that the Compensation Committee must have the flexibility needed to attract and, perhaps more importantly, retain qualified candidates, as well as recognize individual contributions or performance over and above that which is expected.

In implementing this philosophy, we award compensation to meet our three principle objectives: aligning executive compensation with our Company's annual and long-term performance goals, using equity-based awards in an effort to align NEO and stockholder interests and setting compensation at levels that assist us in attracting and retaining qualified executives.

Reflect Annual and Long-Term Performance Goals

As part of our executive compensation program, we reward the achievement, and surpassing, of short-term and long-term corporate goals. Our short-term incentive program is designed to reward participants for the achievement of annual financial and personal performance goals by providing cash awards that are paid if annual financial goals are met and personal performance meets expectations. Our long-term incentive program is designed to reward participants for the achievement of longer term financial goals over a three year period by providing equity-based compensation that provides value to our NEOs when our stock price increases or company-wide financial goals are met. We believe that the use of annual and long-term performance goals provide our associates with an equitable message that when the Company does well, so do they. Similarly, because a significant portion of awards are tied to Company-wide goals, all of the participants in the plan are rewarded for superior Company performance. We also believe that the use of the performance goals we select helps us to have a straightforward structure because our associates can easily track Company performance and correlate their awards to improved Company performance and operations.

Utilize Equity-Based Awards

Our compensation program uses equity-based awards in order to provide our NEOs with a direct incentive to seek increased shareholder returns. Our shareholders receive value when our stock price increases, and by using equity-based awards our NEOs also receive increased value when our stock price increases. We believe that equity-based awards are an important part of an equitable structure because it is fair to our NEOs and to the Company that the level of rewards for our NEOs increase and decrease based on the return to shareholders. Similarly, equity-based awards represent our philosophy of having a straightforward structure by reminding NEOs that one of the best measures of long-term corporate success is increased shareholder value.

Attract and Retain Qualified Executives

We believe that the supply of qualified executive talent is limited and have designed our compensation programs to help us attract qualified candidates by providing compensation that is competitive within the transportation industry and the broader market for executive talent. Perhaps more importantly, we believe that the design of our compensation programs is important in helping us to keep the qualified executives that we currently have.

Competitive Market Assessments

To assist in identifying the appropriate level of compensation to target for our NEOs, the Compensation Committee has historically engaged a compensation consultant. For 2006, Towers Perrin HR Services, or Towers Perrin, served as the Compensation Committee's compensation consultant.

In February 2006, Towers Perrin provided the Compensation Committee with a competitive market assessment of the compensation paid to our NEOs and other senior officers, with the exception of Messrs. Ehrlich and Greubel. Because of what we believe is the unique nature of his position and responsibilities and the lack of comparable positions at other companies in the transportation industry, we do not believe that data on directly comparable positions is available for Mr. Ehrlich. Similarly, because of the negotiated nature of the employment contract for Mr. Greubel and the succession planning that was underway, the February 2006 report from Towers Perrin did not cover Mr. Greubel's compensation in 2006. However, the Compensation Committee did receive a market assessment from Towers Perrin in connection with setting the compensation for Mr. Giromini when he became our new Chief Executive Officer on January 1, 2007.

The Compensation Committee reviewed the competitive market assessment provided by Towers Perrin, which provided historical information and analysis on the amount of base salary, total cash compensation, target bonus percentages, annualized expected values of long-term incentives and total direct compensation for executive officers. Towers Perrin's analysis compared the compensation packages for our executive officers to a size-based sample from general industry and a size-adjusted durable goods manufacturing sample. In calculating the 2006 values for the competitive market assessment, Towers Perrin generally used publicly available numbers for 2005 and made what it considered were appropriate inflationary adjustments. The Towers Perrin information was used by the Compensation Committee to reaffirm the elements of our compensation programs.

In addition to the information the Compensation Committee received from Towers Perrin, Mr. Greubel also reviewed the information from Towers Perrin and made recommendations to the Compensation Committee on the amount of base salary and target awards under our short-term and long-term incentive plans for the other NEOs.

While the competitive market assessments provided by Towers Perrin are an important factor in making compensation decisions and the Compensation Committee strives to provide compensation that is around the median of comparable company compensation, the Compensation Committee retains the flexibility to also consider subjective factors. The Compensation Committee realizes that competitive alternatives vary from individual to individual and may extend beyond equivalent positions in our industry or at other publicly traded or similarly-situated companies, and the Committee considers each NEO's contributions to our corporate performance, complexity and importance of role and responsibilities, regional considerations, cost of living adjustments, position tenure and leadership and growth potential.

We believe that our total cash compensation, which includes salary and target short-term incentive awards, historically has been around the median of market competitive values, and our long-term incentives have historically been below the median due to our historical compensation practices. In recent years, we have begun to focus on increasing the level of long-term compensation of our executives so that total compensation is more competitive. In 2006, total cash compensation for each of our NEOs, other than Mr. Greubel and Mr. Ehrlich for whom we did not have data, was below the median provided by Towers Perrin. The Compensation Committee determined that raising total cash compensation to at or above the median would occur gradually as the NEOs gain tenure in their positions. In 2006, total direct compensation, which includes base salary, the short-term incentive plan target amount and long-term incentive plan target amount, for each of our NEOs other than Mr. Greubel and Mr. Ehrlich was also below the median provided by Towers Perrin. However, it was closer to the median than in prior years and as noted above we expect that we will continue to gradually increase compensation, and long-term compensation, in particular, as circumstances warrant.

While we consider current and prior compensation awards when considering retirement and severance programs, we do not consider prior compensation awards when setting long-term compensation. We do not consider those prior awards because we do not believe that other companies who may be interested in hiring our NEOs would take into account the holdings that these officers have in our Company, so we do not believe that all of the objectives of our compensation policy would be met were we to consider those holdings.

We plan to obtain a revised competitive market assessment from our compensation consultant every other year and have the Compensation Committee approve changes to the assessment in the intervening years to take into account inflationary increases and other applicable changes in the market for executive talent for which data is available.

Elements of Compensation

Base Salary

We believe that it is a necessity to provide our NEOs with a portion of compensation that is fixed and liquid, and we do this through base salaries. The base salaries for our NEOs are generally set by the Compensation Committee in February of each year, absent other factors, such as new hires or promotions. For example, in January 2006 Mr. Giromini's base salary was increased when he was promoted to the position of President. At that time, the Compensation Committee received a competitive analysis on the level of his compensation from Towers Perrin and received the recommendation of Mr. Greubel. His base salary was not further adjusted in February 2006 at the time the base salaries of the other NEOs were reviewed.

As discussed above, the Compensation Committee reviews the competitive market assessment provided by Towers Perrin when setting base salaries and strives to be near the median of the salaries covered by the assessment. The Compensation Committee also considers internal benchmarking to compare base salaries among all of our executive officers as part of our efforts to provide equitable levels of compensation both internally and externally. For Mr. Greubel and Mr. Ehrlich, a competitive market assessment was not available, and therefore the Compensation Committee relied more heavily on our internal benchmarking and the data that we had for the other executive officers, as well as the subjective factors discussed above.

The Compensation Committee's decisions to set base salary impact the other portions of our compensation program because target awards under our short-term incentive program and our long-term incentive program are both designed as multiples of base salary.

Short-Term Incentive Plan

Our short-term incentive plan is designed to reward participants for meeting or exceeding financial and personal performance over the course of a calendar year, and in addition to our NEOs, it is available to a wide range of key associates and executives. If short-term incentive plan targets are met, participants receive a cash bonus. We use the short-term incentive plan for compensating our NEOs because it permits us to incentivize our NEOs to achieve goals that we believe are consistent with our current overall goals and strategic direction. We believe that achievement of these current overall goals and strategic direction will translate into long-term success for the Company and improved shareholder return. The plan is reviewed and updated by the Compensation Committee on an annual basis, which generally occurs in February of each year.

In 2006, awards under the plan were only to be paid if we met or exceeded 80% of our financial target, even if an NEO exhibited outstanding individual performance. We selected 80% as the threshold because we believe that level of performance is representative of good corporate performance and because we believe that based on their understanding of market standards our employees expected awards if we achieved that level of success. The size of the target bonus under the short-term incentive plan for Messrs. Greubel and Giromini was 60% of base salary, for Mr. Smith it was 50% of base salary and for our other NEOs it was 45% of base salary. As discussed above, in setting these percentages the Compensation Committee considered the information contained in the competitive analysis received from Towers Perrin.

For our NEOs, in 2006, 50% of the target bonus under the short-term incentive plan was based on achieving pre-tax profit of $73,000,000, 25% of the target was based on achieving operating working capital of 12.4%, and 25% was based on individual performance. For this purpose, operating working capital is determined by dividing net working capital by annual sales, where net working capital is calculated as the sum of accounts receivable and inventory less accounts payable, and all measures are calculated by averaging the results of each calculation for the prior 13 months. In selecting financial measures, we selected measures we believe all participants in the short-term incentive plan could readily relate to their performance and easily track. Our NEOs were subject to the same metrics as the other participants. We believe that pre-tax profit was an appropriate measure for short-term incentive plan awards because we believe that it is the most direct and appropriate measure to reflect our employees' efforts to achieve profitability and short-term performance. Similarly, we believe that working capital is an appropriate measure for short-term incentive plan awards because it directly reflects the efforts of our employees to achieve improved operational performance. The overall effect of this is the selection of metrics and targets that are easy to understand. The 25% of the short-term incentive plan that is based on individual performances furthers our philosophy of having flexibility to reward an individual's performance.

Payouts to NEOs under the plan can range from 50% of the target bonus to 200% of the target bonus based on corporate performance, with 50% paid at 80% of target, 100% paid at 100% of target and 200% paid at 150% of target. In 2006, we did not achieve 80% of the financial targets that is the minimum threshold for payments under the plan, and no bonus payments were made to our NEOs pursuant to the plan.

For 2007, we are restructuring the short-term incentive plan in order that awards for personal performance may be paid under the short-term incentive plan even when thresholds set for the financial targets have not been met. By tying the payment of the personal performance portion of the short-term incentive plan to the achievement of financial targets, we did not have the flexibility that we believe is important to be able to reward superior performance without regard to factors that may have been outside of the particular executive's control.

Long-Term Incentive Plan

Our long-term incentive plan, or LTI Plan, is designed to reward our NEOs for achieving and exceeding financial targets on a longer-term basis, generally three years. The LTI Plan consists of grants of various types of equity awards: stock options that vest over three years, restricted stock that vests in total at the end of three years, and performance share units that vest over three years based on pre-defined performance measures. As described above, we believe that a substantial portion of NEOs' compensation should be in the form of equity awards in order to align the interests of the NEOs and our stockholders. The plan is reviewed and updated by the Compensation Committee on an annual basis, which generally occurs in February of each year. In 2006, the award components of the LTI Plan were redesigned based on the recommendations of Towers Perrin and Mr. Greubel to provide for options, restricted stock and performance share units, for the reasons discussed below.

Under the LTI Plan, each NEO's long-term incentive award target is established based on a percentage of his or her base salary. To determine the size of the awards to be made, we multiply the respective NEO's salary by a specified percentage. In 2006, it was 160% of salary for Mr. Greubel, 100% of salary for Mr. Giromini and Mr. Smith, and 80% of salary for our other NEOs. As discussed above, in setting these percentages the Compensation Committee considered the information contained in the competitive analysis received from Towers Perrin. For 2006, awards under the LTI Plan were divided among stock options that vest equally over the first 3 anniversaries of the awards, shares of restricted stock that vest in full at the end of 3 years and performance share units that vest at the end of 3 years based on pre-defined performance measures. The number of options granted was determined by dividing 40% of the value of the executive's LTI Plan target by a binomial option value on the date of grant. The number of shares of restricted stock was determined by dividing 20% of the value of the executive's LTI Plan target by the closing stock price of our common stock on the date of grant. The number of performance share units was determined by dividing 40% of the value of the executive's LTI Plan target by the expected value of a performance share on the date of grant, which is calculated using a binomial valuation method on the date of grant. Binomial valuation calculations take into account the value of an equity instrument over its life, and our calculations were based on formulas provided by Towers Perrin.

The performance share units vest based on the achievement of financial targets over the course of a three-year performance cycle. For awards made in 2006, covering the period from 2006 through 2008, 50% of the award is based on our achievement of a targeted return on invested capital and 50% of the award is based on our achievement of a targeted gross profit margin. For this purpose, return on invested capital is calculated by dividing the trailing twelve months of operating income by net invested capital, where net invested capital is calculated as total assets less the result of cash minus total current liabilities, less any current debt obligations. For this purpose, gross profit margin is calculated by dividing net sales by gross profit, where gross profit is calculated as net sales minus cost of goods sold. The number of shares to be issued decreases or increases based on whether and by how much targets are achieved, with a minimum threshold of 50% of the awards and a maximum threshold of 150%. The Compensation Committee is responsible for determining whether these targets were met. We believe that return on invested capital is an appropriate measure for long-term incentive plan awards because it takes into account our overall financial performance, and that gross profit margin is an appropriate measure for long-term incentive plan awards because it directly reflects improvements in operational efficiency. We believe that with superior performance, the targets that we have set forth for our NEOs can be met, and our NEOs have informed us that they expect that they will meet these targeted returns. To receive the target awards, our corporate performance in 2007 and 2008 would need to substantially improve over our 2006 results.

We believed that the three types of equity awards utilized in the LTI Plan were an appropriate mix of types of awards and provided the proper incentives for NEOs to remain with the Company and execute our strategic growth plans. Because 40% of each award in 2006 was composed of options that require an increase in stock price to have value to the NEO and 40% of each award was comprised of performance share units that require performance objectives to be met, 80% of the LTI Plan award is tied to the Company's growth and returns to shareholders. We believed that this provided appropriate incentive to the NEOs to improve the Company's performance. We believed that in 2006 solely relying on either an increased stock price or achieving specified performance metrics would not be sufficient. While stock price can be a good indicator of corporate success, outside factors can cause the stock price to go up or down regardless of the level of performance. Similarly, while internal performance metrics are important indicators of success, tying a portion of the total award to stock price is still important to better align the interests of the NEOs with our stockholders. Accordingly, we used both options and performance share units for the performance awards. In addition, we believe that the utilization of restricted stock is appropriate given the expectations of our executives based on our historical practices, the marketplace for executive talent, our historical practice of granting restricted stock, their impact on retention and the cyclical nature of our business.

For 2007, we expect that awards under the LTI Plan will consist of stock options and restricted stock grants. We expect to use these forms of awards because we think that stock options and restricted stock grants are sufficient to meet our goals as stated above for long-term initiatives, and because multi-year performance share units granted on an annual basis were not as effective a tool in offering our employees a simple and straight-forward incentive.

Equity Grant Practices

Grants of equity awards are generally made to our NEOs at one time each year pursuant to the LTI Plan. As discussed above, the Compensation Committee reviews and approves awards and award levels under the LTI Plan in February of each year. In 2007, awards under the LTI Plan will not be made until after the Annual Meeting where the stockholders are being asked to approve a new Omnibus Incentive Plan. Subsequent to the Compensation Committee approval, equity awards for the NEOs are subject to approval by the full Board of Directors. There is no set time for approval and ratification, though they typically occur in connection with regularly scheduled meetings of the Compensation Committee and the Board of Directors in February of each year. While most of our option awards are made at that time, we occasionally make grants of options to NEOs at other times, including in connection with the initial hiring of a new officer or promotion. We make such grants at the time of the hiring or promotion. We do not have any specific program, plan or practice related to time equity award grants to executives in coordination with the release of non-public information.

All options are granted with an exercise price equal to the closing market price on the date of grant. The date of grant for our equity awards is set by the Board of Directors and is a date that is on or after the Board action approving and ratifying the awards. We have not engaged in a practice of back-dating equity awards.

Stock Ownership Guidelines

In February 2005, we adopted stock ownership guidelines for our executive officers, including our NEOs. These guidelines are designed to encourage our executive officers to increase their equity stake in the Company and more closely align their interests with those of other stockholders. The stock ownership guidelines provide that within 5 years of adoption of the guidelines, the executive officer is required to own a number of shares roughly equivalent to what was then three times the executive's salary, or five times in the case of our Chief Executive Officer. In 2006, this translated into 120,000 shares for Mr. Greubel, 45,000 shares for Mr. Giromini and 25,000 shares in the case of the other NEOs. Because the policy is new, none of our executive officers are currently required to meet these guidelines. However, in 2006 Mr. Greubel, Mr. Giromini and Mr. Ehrlich met these guidelines.

Our insider trading policy prohibits our executive officers, including our NEOs, from engaging in selling short our common stock or engaging in hedging or offsetting transactions regarding our common stock.

Post-Termination Compensation

Employment and Severance Agreements

In 2006, we did not have employment or severance agreements with any of our NEOs, other than employment agreements with Mr. Greubel and Mr. Giromini. These agreements provided for payments and other benefits if the executive's employment terminates based upon certain qualifying events, such as termination without "cause" or leaving employment for "good reason." These provisions were in these officer's agreements that were negotiated when they were initially hired. The Board of Directors believed that these severance payments and benefit arrangements were necessary to hire these officers and were consistent with industry practice, and the terms are the result of negotiations between us and the officers. Our agreement with Mr. Greubel was superseded in its entirety by a new agreement when he ceased serving as our Chief Executive Officer on January 1, 2007, and he no longer has an agreement that provides for post-termination payments. Our agreement with Mr. Giromini was amended when he became our Chief Executive Officer on January 1, 2007, and his employment agreement continues to have these terms.

We also have instituted a change-in-control policy applicable to a number of our senior executive officers, including Messrs. Giromini, Smith and Ewald. We determined that this policy was appropriate based on the prevalence of similar policies within our industry, as well as the dynamic nature of the business environment in which we operate. We also believe change-in-control policies and agreements are appropriate tools to motivate executive officers to exhibit the right behaviors when considering potential business combinations. By defining compensation and benefits payable under various merger and acquisition scenarios, change-in-control agreements enable the named executive officers to set aside personal financial and career objectives and focus on maximizing shareholder value. These agreements help to minimize distractions such as the officer's concern about what may happen to his or her position, and help to keep the officer objective in analyzing opportunities that may arise. Furthermore, they ensure continuity of the leadership team at a time when business continuity is of paramount concern. Under the terms of his employment agreement as amended in January 2007, Mr. Giromini will receive the greater of the benefits pursuant to our change-in-control policy or his employment agreement, but not both.

Additional information regarding these provisions, including a definition of key terms and a quantification of benefits that would be received assuming a triggering event on December 31, 2006, is found below under the heading "Potential Payments upon Termination or Change-in-Control" and a more general discussion of the terms of the employment agreements is found below in the discussion following the *Summary Compensation Table* and *Grants of Plan Based Awards Table*.

Executive Severance Plan

We have adopted an Executive Severance Plan that provides for severance benefits for our officers, including our NEOs, in the event we terminate their employment without cause. Under the plan, in the absence of an employment agreement providing for superior benefits, our NEOs are eligible for a severance payment equal to the executive's base salary for a period of one month or, if the executive executes a general release, for a period of up to 18 months. In addition to the severance payment, our NEOs are entitled to a lump sum amount to cover post-termination healthcare premiums for the duration of the severance period. We determined that this plan was appropriate based on the prevalence of similar plans within our industry and its importance to attracting and retaining qualified executives based on our belief of their expectations. See below, under the heading "Potential Payments upon Termination or Change-in-Control", for a quantification of the benefits that would be received assuming termination of eligible NEOs on December 31, 2006.

Deferred Compensation Plan

We sponsor a non-qualified, unfunded deferred compensation plan, which allows eligible highly-compensated employees, including the NEOs , and directors to voluntarily elect to defer certain forms of compensation prior to the compensation being earned and vested. We make this opportunity available to our highly-compensated employees as a financial planning tool and an additional method to save for retirement. Deferrals by executive officers generally result in the deferral of our obligation to make cash payments or issue shares of our common stock to those executive officers. Executive officers do not receive preferential earnings on their deferred compensation.

As a result, we do not view earnings received on contributions to the deferred compensation plan as providing executives with additional compensation. Participants in the Deferred Compensation Plan are general creditors of the Company. See the *Nonqualified Deferred Compensation Table* below for additional information on the Deferred Compensation Plan.

Executive Life Insurance Program

Pursuant to the terms of their employment agreements, we maintain life insurance policies on Mr. Greubel and Mr. Giromini. We have purchased and maintain these policies on these executives but provide the executives with an interest in the death benefit. The executive officer is responsible for taxes on the income imputed in connection with this agreement under Internal Revenue Service rules. Upon termination of employment, the life insurance policies will be assigned to the executive officer or his beneficiary. This was a negotiated benefit entered into when these officers began their employment with us.

Deductibility Cap on Executive Compensation

Under Section 162(m) of the Internal Revenue Code of 1986, as amended, and applicable Treasury regulations, no tax deduction is allowed for annual compensation in excess of $1,000,000 to the named executive officers listed in the summary compensation table below. However, performance-based compensation, as defined in the tax law, is fully deductible if the programs, among other requirements, are approved by shareholders, the compensation is payable only upon attainment of pre-established, objective performance goals and the board committee that establishes such goals consists only of "outside directors" as defined for purposes of Section 162(m). For 2006, all of the members of the Compensation Committee qualified as "outside directors." Our policy is to qualify our incentive compensation programs for full corporate deductibility to the extent feasible and consistent with our overall compensation goals as reflected in the *Summary Compensation Table* below.

COMPENSATION COMMITTEE REPORT

The Compensation Committee reviewed and discussed with management the Compensation Discussion and Analysis set forth in this Form 10-K/A. Based on the review and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Proxy Statement and in the Wabash National Corporation Annual Report on Form 10-K for the fiscal year ended December 31, 2006.

COMPENSATION COMMITTEE (March 19, 2007)
David C. Burdakin
Martin C. Jischke
J.D. (Jim) Kelly
Stephanie K. Kushner
Larry J. Magee
Scott K. Sorensen
Ronald L Stewart

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Compensation Committee of the Board of Directors in 2006 consisted of Dr. Jischke, Ms. Kushner, and Messrs. Burdakin, Kelly, Magee, Sorensen and Stewart. None of these individuals is currently, or has ever been, an officer or employee of Wabash or any of our subsidiaries. In addition, during 2006, none of our executive officers served as a member of the board of directors or on the compensation committee of any other entity that had an executive officer serving on our Board of Directors or our Compensation Committee.

Summary Compensation Table
for Fiscal Year End December 31, 2006

The following table summarizes the compensation of the NEOs for the fiscal year end December 31, 2006. The NEOs are the Company's Chief Executive Officer, Chief Financial Officer, and the three other most highly compensated executive officers as determined by taking the total compensation calculated pursuant to the table below.

Name and Principal Position	Year	Salary(1) ($)	Stock Awards(2) ($)	Option Awards(2) ($)	All Other Compensation(3) ($)	Total ($)
WILLIAM P. GREUBEL Chief Executive Officer(4)	2006	705,385	360,978	260,538	79,026	1,405,927
ROBERT J. SMITH Senior Vice President — Chief Financial Officer	2006	292,615	74,637	68,970	24,333	460,555
RICHARD J GIROMINI President, Chief Operating Officer(4)	2006	451,000	138,972	103,817	46,756	740,545
RODNEY P. EHRLICH Senior Vice President — Chief Technology Officer	2006	285,057	72,386	52,095	23,843	433,402
BRUCE N. EWALD Senior Vice President — Sales and Marketing	2006	253,270	181,200	56,512	74,353	565,335

(1) No bonuses or payments under our Short Term Incentive Plan were awarded to our NEOs for 2006 performance.

(2) See Note 9 of the consolidated financial statements in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2006 regarding assumptions underlying valuation of equity awards.

(3) Amounts in this column consist of (i) payments by us with respect to our 401(k) Plan; (ii) matching contributions under our Non-Qualified Deferred Compensation Plan (NQP); (iii) payments by us with respect to term life insurance for the benefit of the respective officer; (iv) payments by us with respect to the Executive Life Insurance Plan; (v) for Mr. Ewald, reimbursement of relocation expenses, including a related tax gross-up, and tax accounting services; and (vi) miscellaneous compensation or perquisites. These amounts include:

Name	NQP Match	Executive Life Insurance Plan(a)	Relocation Reimbursement(b)	Tax Gross-up(c)
WILLIAM GREUBEL	$28,215	$38,913	—	—
ROBERT SMITH	11,705	—	—	—
RICHARD GIROMINI	18,040	18,250	—	—
RODNEY EHRLICH	11,402	—	—	—
BRUCE EWALD	—	—	$50,254	$13,777

(a) Mr. Greubel and Mr. Giromini are provided with a stipend to pay for a universal life insurance policy that is fully owned by the executive.

(b) Pursuant to his employment offer letter, Mr. Ewald received a relocation package consisting of a relocation bonus of $10,000, housing assistance and other relocation expenses. The relocation package offered to Mr. Ewald was consistent with what is generally provided to officers who join the Company at his level.

(c) Pursuant to his employment offer letter, Mr. Ewald was entitled to receive a tax gross-up with respect to the taxable portion of his relocation package.

(4) As of January 1, 2007, Mr. Giromini was elevated to the position of Chief Executive Officer to succeed Mr. Greubel who had stepped down from that position.

Grants of Plan-Based Awards
for Fiscal Year End
December 31, 2006

		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[2]			Estimated Future Payouts Under Equity Incentive Plan Awards[3]			All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards[6]
Name	Grant Date[1]	Threshold ($) (50%)	Target ($) (100%)	Maximum ($) (200%)	Threshold Units (#) (50%)	Target Units (#) (100%)	Maximum Units (#) (150%)	(#)[4]	(#)[5]	($/Sh)	
WILLIAM GREUBEL	5/18/2006	213,000	426,000	852,000							
	5/18/2006				15,990	31,980	47,970				
	5/18/2006							15,460			259,883
	5/18/2006								62,250	16.81	512,317
ROBERT SMITH	5/18/2006	75,000	150,000	300,000							
	5/18/2006				4,220	8,440	12,660				
	5/18/2006							4,080			68,585
	5/18/2006								16,440	16.81	135,301
RICHARD GIROMINI	5/18/2006	135,300	270,600	541,200							
	5/18/2006				6,350	12,700	19,050				
	5/18/2006							6,140			103,213
	5/18/2006								24,710	16.81	203,363
RODNEY EHRLICH	5/18/2006	64,426	128,853	257,706							
	5/18/2006				3,225	6,450	9,675				
	5/18/2006							3,120			52,447
	5/18/2006								12,550	16.81	103,286
BRUCE EWALD	5/18/2006	57,242	114,484	228,969							
	5/18/2006				2,865	5,730	8,595				
	5/18/2006							2,770			259,883
	5/18/2006								11,150	16.81	91,764

(1) As discussed under "Equity Grant Practices" in the Compensation Discussion and Analysis above, the grant date of equity awards is set by our Board of Directors and is a date that is on or after the Board of Directors or Compensation Committee action approving or ratifying the award.

(2) These columns show the range of cash payouts targeted for 2006 performance under our Short Term Incentive Plan as described in the section titled "Short Term Incentive Plan" in the Compensation Discussion and Analysis above. In 2006, the target for minimum threshold for payments under the plan was not met, and no payments were made. For a discussion of the performance metrics applicable to these awards, see the above-referenced section of the Compensation Discussion and Analysis.

(3) These columns show the range of performance share unit payouts targeted for 2006 performance under the Wabash National Corporation 2004 Stock Incentive Plan as described in the section titled "Long-Term Incentive Plan" in the Compensation Discussion and Analysis above. The dollar amount recognized by the Company for these performance awards is shown in the Summary Compensation Table in the column titled "Stock Awards" and their valuation assumptions are referenced in footnote 2 to that table.

(4) Amounts represent restricted stock awards granted pursuant to the Wabash National Corporation 2004 Stock Incentive Plan that vest on the three-year anniversary of the date of grant. The recipient is entitled to receive dividends on the restricted stock when paid.

(5) Amounts represent stock option awards granted pursuant to the Wabash National Corporation 2004 Stock Incentive Plan and vest in three equal installments over the first three anniversaries of the date of grant. Dividends will not accrue on the stock option awards.

(6) The amounts shown in this column represent the full grant date fair market value of stock and option awards granted in 2006, as determined pursuant to FAS 123R.

For Mr. Greubel and Mr. Giromini, the amounts disclosed in the tables above are in part a result of the terms of their employment agreements. We have no other employment agreements with our named executive officers.

Mr. Greubel's Employment Agreement. Effective January 1, 2007, Mr. Greubel has ceased serving as our Chief Executive Officer, and his employment agreement was superseded with a new employment agreement for his service as Executive Director. Below is a description of Mr. Greubel's employment agreement in effect during the last fiscal year and which the compensation disclosed in the tables above is based upon.

In April 2002, we entered into an employment agreement with Mr. Greubel to serve as President and Chief Executive Officer with an initial term starting from April 12, 2002 through March 31, 2005. The term of

Mr. Greubel's employment automatically renewed for successive one-year periods until Mr. Greubel stepped down from his position as Chief Executive Officer effective January 1, 2007. Pursuant to this agreement, Mr. Greubel's initial base salary was set at $600,000 per year, subject to annual adjustment in connection with annual performance reviews and discussions between Mr. Greubel and us. Mr. Greubel's base salary for 2006 was $705,385. Mr. Greubel was also eligible for an annual bonus.

Mr. Greubel's employment could be terminated for cause by us or by him upon his giving us 30 days written notice. In the event that Mr. Greubel's employment was terminated without cause, or it was terminated by Mr. Greubel for Good Reason (as defined below in the "Potential Payments on Termination or Change-in-Control" section), we were obligated to make certain payments to him and continue certain benefits. In addition, Mr. Greubel would maintain all of his rights in connection with his vested stock options. Furthermore, if a change of control with respect to us had occurred and Mr. Greubel terminated within 180 days thereafter, we would have been required to make certain severance payments to Mr. Greubel. In his employment agreement, Mr. Greubel had agreed not to compete with us during the term of his agreement and for a period of two years after termination for any reason.

On January 1, 2007, in connection with his stepping down as Chief Executive Officer, we entered into an executive director agreement with Mr. Greubel, which superseded in its entirety his employment agreement described above. Under the Executive Director Agreement, Mr. Greubel shall receive an annual base salary of $280,000 and is eligible for an annual incentive bonus targeted at 40% of his base salary and which may range from 0% to 80% of base salary. The Executive Director Agreement also entitles Mr. Greubel to continue to participate in our executive benefit programs. We shall continue to pay an additional sum to Mr. Greubel to enable him to continue his current coverage under his executive life insurance program.

For a discussion of potential termination payments to Mr. Greubel pursuant to the Executive Director Agreement, see the heading "Potential Payments upon Termination or Change-in-Control" below.

Mr. Giromini's Employment Agreement. Effective January 1, 2007, the Board appointed Mr. Giromini, to serve as Chief Executive Officer, succeeding Mr. Greubel. In June 2002, we entered into an employment agreement with Mr. Giromini to serve as Chief Operating Officer of the Corporation effective July 15, 2002 through July 15, 2003. The term of Mr. Giromini's employment automatically renews for successive one-year periods unless and until either party provides written notice, not less than 60 days prior to the end of the then current term, of their intent not to renew the agreement. Pursuant to this agreement, Mr. Giromini's initial base salary was set at $325,000 per year, subject to annual adjustment in connection with annual performance reviews and discussions between Mr. Giromini and us. Mr. Giromini's salary for 2006 was $451,000. Mr. Giromini's employment agreement had similar provisions to that of Mr. Greubel, except with respect to his position, base salary, and certain health benefits.

A description of the termination provisions, whether or not following a change-in-control, and a quantification of benefits that would be received by Mr. Giromini can be found under the heading "Potential Payments upon Termination or Change-in-Control" below.

On January 1, 2007, in connection with Mr. Giromini becoming our Chief Executive Officer, we entered into an amendment to his employment agreement to provide that Mr. Giromini's title and duties will be that of the President and Chief Executive Officer. The amendment provides that Mr. Giromini will receive an annual base salary of $620,000 and is eligible for an annual incentive bonus targeted at 80% of his base salary, and which may range from 0% to 160% of base salary. In addition, Mr. Giromini is entitled to payment of an additional sum to enable Mr. Giromini to participate in an executive life insurance program, currently estimated to be $49,190 annually.

Outstanding Equity Awards at Fiscal Year-End

December 31, 2006

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable[1]	Number of Securities Underlying Unexercised Options (#) Unexercisable[1]	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[2]	Market Value of Shares or Units of Stock That Have Not Vested ($)[3]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[4]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[3]
WILLIAM P. GREUBEL						15,700(5)	237,070		
						25,110(6)	379,161		
						15,460(7)	233,446		
								15,990	241,449
	83,333	0		10.01	5/6/2012				
	175,000	0		9.03	1/17/2013				
	15,733	7,867		23.90	5/20/2014				
	8,454	16,906		26.93	3/7/2015				
	0	62,250		16.81	5/18/2016				
ROBERT J. SMITH						2,500(5)	37,750		
						4,650(6)	70,215		
						4,080(7)	61,608		
								4,220	63,722
	2,400	1,200		23.90	5/20/2014				
	3,333	1,667		24.65	10/20/2014				
	1,567	3,133		26.93	3/7/2015				
	0	16,440		16.81	5/18/2016				
RICHARD J GIROMINI						6,000(5)	90,600		
						9,460(6)	142,846		
						6,140(7)	92,714		
								6,350	95,885
	65,000	0		8.65	7/15/2012				
	35,000	0		9.03	1/17/2013				
	6,600	3,300		23.90	5/20/2014				
	3,187	6,373		26.93	3/7/2015				
	0	24,710		16.81	5/18/2016				
RODNEY P. EHRLICH						3,000(5)	45,300		
						5,130(6)	77,463		
						3,120(7)	47,112		
								3,225	48,698
	10,000	0		28.75	9/16/2007				
	4,000	0		21.56	9/17/2009				
	20,000	0		9.03	1/17/2013				
	3,200	1,600		23.90	5/20/2014				
	1,727	3,453		26.93	3/7/2015				
	0	12,550		16.81	5/18/2016				
BRUCE N. EWALD						12,500(8)	188,750		
						2,770(7)	41,827		
								2,865	43,262
	0	10,000		25.41	3/21/2015				
	0	11,150		16.81	5/18/2016				

(1) The vesting date of each service-based option award that is not otherwise fully vested is listed in the table below by expiration date:

Expiration Date	Vesting Schedule and Date
05/20/2014	Three equal installments on May 20, 2005, 2006 and 2007
10/20/2014	Three equal installments on October 20, 2005, 2006 and 2007
03/07/2015	Three equal installments on March, 7 2006, 2007 and 2008
03/21/2015	Vests in full on March 21, 2007
05/18/2006	Three equal installments on May 18, 2007, 2008 and 2009

(2) The recipient is entitled to receive dividends on shares of restricted stock when paid during the restriction period.

(3) Value calculated by multiplying the closing market price of our common stock on December 29, 2006, or $15.10, by the number of shares or units, as applicable.

(4) The performance share units vest in full on May 18, 2009 contingent on our achievement of performance targets described above in the Compensation Discussion and Analysis — Long-Term Incentive Plan.

(5) Represents service-based restricted stock awards that vest in three equal installments on May 20, 2007, 2008 and 2009.

(6) Represents service-based restricted stock awards that vest in three equal installments on March 7, 2008, 2009 and 2010.

(7) Represents service-based restricted stock awards that vest in full on May 18, 2009.

(8) Represents service-based restricted stock awards that vest in full on March 21, 2007.

Option Exercises and Stock Vested

There were no stock option exercises by, or any stock that vested for, any of our NEOs in 2006.

Non-Qualified Deferred Compensation

Name	Executive Contribution in last FY[1] ($)	Registrant Contributions in last FY[2] ($)	Aggregate Earnings in last FY (#)	Aggregate Withdrawals / Contributions ($)	Aggregate Balance at Last FYE[3] ($)
WILLIAM P. GREUBEL	84,646	28,215	36,696	—	466,266
ROBERT J. SMITH	14,631	11,705	10,597	—	80,943
RICHARD J GIROMINI	22,550	18,040	19,088	—	257,494
RODNEY P. EHRLICH	57,011	11,402	10,752	—	127,514
BRUCE N. EWALD	0	0	1,070	—	14,017

(1) Amounts reflected in this column represent a portion of each NEO's salary deferred in 2006. These amounts are also included in the salary column in the Summary Compensation Table above.

(2) The amounts in this column are also included in the Summary Compensation Table above in the All Other Compensation column as the NQP match on regular earnings for 2006.

(3) The following represents the extent to which the amounts reported in the aggregate balance column were previously reported as compensation to our NEOs in our Summary Compensation Table for previous years:

Name	2006	Previous Years
WILLIAM P. GREUBEL	$112,861	$291,187
ROBERT J. SMITH	26,336	47,056
RICHARD J GIROMINI	40,590	127,822
RODNEY P. EHRLICH	68,413	51,526
BRUCE N. EWALD	0	12,600

Eligible highly-compensated employees, including the NEOs, and our directors may defer receipt of all or part of their cash compensation under the deferred compensation plan. Amounts deferred under this program are invested among the investment funds listed in the Service Agreement for the program from time to time pursuant to the participant's direction and participants become entitled to the returns on those investments. Participants may elect to receive the funds in a lump sum or in up to 10 annual installments following retirement, but may not make withdrawals during their employment, except in the event of hardship as approved by the Company. The deferred compensation plan is unfunded and subject to forfeiture in the event of bankruptcy.

POTENTIAL PAYMENTS ON TERMINATION OR CHANGE-IN-CONTROL

The section below describes the payments that may be made to NEOs in connection with a change-in-control or pursuant to certain termination events.

Executive Severance Plan. In the absence of an employment agreement that provides for superior benefits, our Executive Severance Plan provides severance benefits to our officers, including our NEOs, in the event we terminate their employment without cause. Under this plan, our NEOs are eligible for a severance payment, on a bi-weekly basis, equal to the NEO's base salary for a period of one month or, if the executive executes a general release, for a period of up to 18 months. In addition to the severance payment, the executive is entitled to receive a lump sum amount equal to his or her COBRA healthcare premiums for the duration of the severance period.

Change-in-Control. We provide severance pay and benefits in connection with a "change-in-control" and Qualifying Termination, as defined below, to some of our executives, including all of the NEOs except for Mr. Greubel, in accordance with the terms of a change-in-control policy that we adopted in December 2005. Benefits under the policy are payable in the event of a termination within twelve months after a change-in-control that is either by Wabash without "cause" or by the executive for "good reason" (a "Qualifying Termination"). In the case of Mr. Giromini, he will not receive payments under our change-in-control policy if he is entitled to greater benefits under the terms of his employment agreement. An executive must execute a release in favor of the Company to receive benefits under the policy.

In the case of Mr. Giromini, the benefits under the policy upon a Qualifying Termination are a severance payment of two times base salary plus two times his target bonus for the year in which the Qualifying Termination occurs. In addition, a payment will be made for a pro-rata portion of his target bonus for the current year, and health benefits will be continued for two years (or until comparable coverage is obtained by him).

In the case of our NEOs, other than Messrs. Greubel and Giromini, the benefits under the policy upon a Qualifying Termination are a severance payment of one and one-half times base salary plus one and one-half times the executive's target bonus for the year in which the Qualifying Termination occurs. In addition, a payment will be made for a pro-rata portion of the executive's target bonus for the current year, and health benefits will be continued for one and one-half years (or until comparable coverage is obtained by the executive).

Mr. Giromini's Agreement. Mr. Giromini's employment agreement, described above, has certain provisions that provide for payments to him in the event of the termination of his employment or in the event of a termination of his employment in connection with a change-in-control. Mr. Greubel had an agreement with identical provisions until his prior employment agreement was superseded on January 1, 2007, when he ceased to serve as our Chief Executive Officer.

- *Termination for cause or good reason* — In the event that Mr. Giromini's employment is terminated for "cause" or without "good reason" (each as defined below), we will pay the compensation and benefits otherwise payable to him through the termination date of his employment. However, Mr. Giromini shall not be entitled to any bonus payment for the fiscal year in which he is terminated without cause.

- *Termination by reason of death or disability* — If Mr. Giromini's employment is terminated by reason of death or disability, we are required to pay to him or his estate, as the case may be, the compensation and benefits otherwise payable to him through his date of termination, and a pro-rated bonus payment for the portion of the year served. In addition, Mr. Giromini will maintain all of his rights in connection with his vested options.

- *Termination without cause or for good reason* — In the event that we terminate Mr. Giromini's employment without "cause," or he terminates employment for "good reason," we are required to pay to him his then current base salary for a period of two years. During such two-year period, or until Mr. Giromini is eligible to receive benefits from another employer, whichever is longer, we will continue his participation in our group health plans and such benefits will be in addition to any other benefits due to him under any other health plan. In addition, Mr. Giromini will maintain his rights in connection with his vested options. Furthermore, if Mr. Giromini's termination occurs at our election without cause, he is entitled to receive a pro-rata portion of his bonus for the year in which he is terminated.

- *Termination without cause or for good reason in connection with a change-in-control* — In the event that we terminate Mr. Giromini's employment without "cause," or he terminates employment for "good reason," within 180 days of a "change of control" (as defined below) we are required to pay to him a sum equal to three times his then base salary plus his target bonus for that fiscal year. We are also required to pay to him the compensation and benefits otherwise payable to him through the last day of his employment. In addition, any unvested stock options or restricted stock held by Mr. Giromini shall immediately and fully vest upon his termination. Furthermore, at our election, we are required to either continue Mr. Giromini's benefits for a period of three years following his termination or pay him a lump sum payment equal to three years' premiums (at the rate and coverage level applicable at termination) under the our health and dental insurance policy plus three years' premiums under our life insurance policy. Any change of control payment that becomes subject to the excise tax imposed by Section 4999 of the Internal Revenue Code or any interest or penalties with respect to such excise tax, including any additional excise tax, interest or penalties imposed on the restorative payment, requires that we make an additional restorative payment to Mr. Giromini that will fund the payment of such taxes, interest and penalties.

The payments and benefits payable to Mr. Giromini described above are contingent upon his execution of a general release of all claims acceptable to Mr. Giromini and us. Mr. Giromini has agreed not to compete with us during the term of his agreement and for a period of two years after termination for any reason.

As provided for under the Company's change-in-control policy and his employment agreement, Mr. Giromini, upon a change-in-control, is entitled to receive benefits under either the change-in-control policy or his employment agreement, but not both.

For purposes of Mr. Giromini's employment agreement, the following definitions apply:

- "Change of Control" means:
  - (A) any person becomes the beneficial owner of our securities representing 50% or more of the combined voting power of our then outstanding securities;
  - (B) during any 2-year period, individuals who at the beginning of such period constitute the Board of Directors, including any new director whose election resulted from a vacancy on the Board of Directors caused by the mandatory retirement, death, or disability of a director and was approved by a vote of at least two-thirds of the directors then still in office who were directors at the beginning of the period, cease for any reason to constitute a majority of the Board of Directors;
  - (C) we consummate a merger or consolidation with or into another corporation, the result of which is that our stockholders at the time of the execution of the agreement to merge or consolidate own less than eighty percent (80%) of the total equity of the corporation surviving or resulting from the merger or consolidation or of a corporation owning 100% of the total equity of such surviving or resulting corporation;
  - (D) the sale in one or a series of transactions of all or substantially all of our assets;
  - (E) any person has commenced a tender or exchange offer, or entered into an agreement or received an option to acquire beneficial ownership of 50% or more of our voting shares, unless the Board of Directors has made a reasonable determination that such action does not constitute and will not constitute a change of control; or
  - (F) there is a change of control of a nature that would be required to be reported in response to item 6(e) of Schedule 14A of Regulation 14A under the Securities Exchange Act of 1934 other than in circumstances specifically covered by clauses (A)-(E) above.

- "Good Reason" means:
  - (a) a material diminishment of Mr. Giromini's position, duties, or responsibilities;
  - (b) the assignment by us to him of substantial additional duties or responsibilities that are inconsistent with the duties or responsibilities then being carried out by him and which are not duties of an executive nature;
  - (c) a material breach of the employment agreement by us, and our failure to cure such breach within 20 business days of written notice specifying the breach;

- (d) material fraud on our part; or
- (e) discontinuance of the active operation of our business, or our insolvency, or the filing by or against us of a petition in bankruptcy or for reorganization or restructuring pursuant to applicable insolvency or bankruptcy law.

Mr. Greubel's Agreement. Mr. Greubel's employment agreement that was in effect during 2006 contained terms that were nearly identical to Mr. Giromini's agreement. In connection with Mr. Greubel stepping down as our Chief Executive Officer and his subsequent entry into an Executive Director Agreement with us, Mr. Greubel no longer has any payments that are specifically tied to a change-in-control.

In the event that Mr. Greubel's employment with us is terminated without cause, or it is terminated by Mr. Greubel as a result of a material breach of the agreement by us, which is not corrected within twenty (20) business days of the receipt of written notice specifying the breach, or the discontinuance of the active operation of our business or our insolvency or bankruptcy, we shall pay compensation and benefits earned through the last day of Mr. Greubel's actual employment. Assuming the attainment of the individual and corporate objectives, Mr. Greubel would be entitled also to receive a pro-rata portion of his bonus for the year in which he is terminated without cause. We have also agreed that we would continue, through January 1, 2009, to pay his base salary, make the payments for his executive life insurance and, at his election, continue coverage under our benefit plans or pay a lump sum equal to the premiums we would have paid to continue such coverage. In addition, all unvested equity awards held by Mr. Greubel on the last day of actual employment would vest when they are otherwise scheduled to vest (without regard to the fact that his employment has terminated). Furthermore, we have agreed that, if any of the preceding payments, benefits, or distributions would be subject to excise taxes under Section 4999 of the Internal Revenue Code, including any related interest and penalties, we would make such additional payments to fund the imposed excise taxes, including those imposed on the original and additional payments.

Payment and Benefit Estimates

The table below was prepared to reflect the estimated payments that would have been made pursuant to the policies and agreements described above. Except as otherwise noted, the estimated payments were calculated as though the applicable triggering event occurred and the NEO's employment was terminated on December 31, 2006, using the share price of $15.10 of our common stock as of December 29, 2006, the last business day of 2006. With respect to Messrs. Greubel and Giromini, the termination date is as of December 31, 2006; however, the estimated payments are based on the terms of the January 1, 2007 Executive Director Agreement for Mr. Greubel and the amended employment agreement for Mr. Giromini, including the 2007 base salary and bonus award terms.

			Accelerated Vesting of Equity Value					
Executive	Aggregate Severance Pay	Incremental Pension benefits/Retiree Medical	Performance shares	Restricted Stock	Stock Options	Welfare Benefits Continuation	Parachute Tax Gross-up Payment	Total
WILLIAM P. GREUBEL								
Voluntary termination	$ —		$ —	—	$—	$ —	$ —	$ —
Termination without Cause or by executive for good reason	672,000		482,898	849,677	—	93,601	—	$2,098,176
Termination following a Change-in-Control	—		—	—	—	—	—	—
ROBERT J. SMITH								
Voluntary termination	—		—	—	—	—	—	—
Termination without Cause or by executive for good reason	450,000		—	—	—	16,240	—	466,240
Termination following a Change-in-Control	675,000		127,444	169,573	—	16,240	—	988,257
RICHARD J. GIROMINI								
Voluntary termination	—		—	—	—	—	—	—
Termination without Cause or by executive for good reason	2,232,000		—	—	—	120,993	—	2,352,993
Termination following a Change-in-Control	2,356,000		191,770	326,160	—	181,489	1,251,194	4,306,613
RODNEY P. EHRLICH								
Voluntary termination	—		—	—	—	—	—	—
Termination without Cause or by executive for good reason	429,510		—	—	—	10,404	—	439,914
Termination following a Change-in-Control	—		97,395	169,875	—	—	—	267,270
BRUCE N. EWALD								
Voluntary termination	—		—	—	—	—	—	—
Termination without Cause or by executive for good reason	381,615		—	—	—	15,816	—	397,431
Termination following a Change-in-Control	553,342		86,523	230,577	—	15,816	—	886,257

General Assumptions.

- The amounts shown do not include distributions of plan balances under the Wabash National Deferred Compensation plan. Those amounts are shown in the Nonqualified Deferred Compensation table.
- No payments or benefits are payable or due upon a voluntary termination or termination for cause, other than amounts already earned.
- Bonus amounts payable are at the target level.

Equity-based Assumptions.

- All performance-based restricted stock and service-based restricted stock are treated as fully earned, and the period of restriction lapses upon the triggering event.
- Performance-based restricted stock shares treated as earned at the target level.
- For all NEOs (other than Mr. Greubel) all unexercisable options accelerate and become exercisable upon termination following a change of control event, however, as of December 29, 2006 all such unexercisable shares of the NEOs had no value upon their becoming exercisable on such date.
- Mr. Greubel's stock options only accelerate in the event we terminate him without cause or he terminates for good reason, however, as of December 29, 2006 all of his unexercisable shares had no value upon their becoming exercisable on such date.

Director Compensation

Directors who are not our employees are compensated for their service as a director as shown in the chart below:

Schedule of Director Fees
December 31, 2006

Compensation Item	Amount[(1)]
Annual Retainers	
Board	$75,000[(2)(3)]
Executive Committee Chair	8,000[(4)]
Audit Committee Chair	12,000[(4)]
Nominating and Corporate Governance Committee Chair	8,000[(4)]
Compensation Committee Chair	8,000[(4)]
Lead Director	15,000[(5)]
Per meeting fees (Board and Committee)	2,000[(6)]

(1) All annual retainers are paid in quarterly installments, except for annual grant of unrestricted shares of common stock.
(2) Effective April 1, 2006. Previously, $40,000 ($55,000 for the Chairman) with 50% payable in cash and 50% payable in Common Stock.
(3) Consists of $30,000 cash retainer and an award of unrestricted shares of common stock with an aggregate market value of $45,000.
(4) Effective April 1, 2006. Previously, $5,000.
(5) Effective April 1, 2006. Previously, none. Effective immediately following our 2007 Annual Meeting we will cease to have a Lead Director and this amount will be paid to our new Chairman.
(6) Effective April 1, 2006. Previously, $1,000.

The following table summarizes the compensation paid to our non-employee directors during 2006.

Director Compensation for Fiscal Year-End
December 31, 2006

Name[(1)]	Fees Earned or Paid in Cash[(2)] ($)	Stock Awards[(3)] ($)	All Other Compensation[(4)] ($)	Total ($)
David C. Burdakin	60,000	67,991	2,650	130,641
Martin C. Jischke	55,500	67,991	—	123,491
J.D. (Jim) Kelly	38,500	45,001	—	83,501
Stephanie K. Kushner	73,500	67,991	3,190	144,681
John Hackett[(5)]	33,000	22,990	—	55,990
Larry J. Magee	72,500	54,526	2,900	129,926
Scott K. Sorensen	67,500	67,991	—	135,491
Ronald L Stewart	48,500	67,991	1,940	118,431

(1) See the Summary Compensation Table in the Executive Compensation section above for disclosure related to Messrs. Greubel and Giromini who were both named executive officers of the Company as of December 31, 2006.
(2) Directors are entitled to defer a portion of their cash compensation pursuant to our Non-Qualified Deferred Compensation Plan, whose material terms are described in the narrative following the Non-Qualified Deferred Compensation Table in the Executive Compensation section above.
(3) Amounts represent the dollar amount recognized for financial statement reporting purposes for each director during 2006, as computed in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 123R, "Share-based Payments," which we refer to as FAS 123R,other than disregarding any estimates of forfeitures relating to service-based vesting conditions. See Note 9 of the consolidated financial statements in our Annual Report on Form 10-K for the fiscal year ended December 31, 2006 regarding assumptions underlying the valuation of equity awards.

The following stock awards were made to non-employee directors in 2006: (a) On December 30, 2005, Dr. Jischke, Ms. Kushner, and Messrs. Hackett, Burdakin, Magee, Sorensen and Stewart were awarded their 2005 annual restricted stock grant, which amounted to 1,000 shares that were then granted on January 10, 2006 with a grant date fair market value of $19.05 per share, and (b) Dr. Jischke,

Ms. Kushner, and Messrs. Burdakin, Kelly, Magee, Sorensen and Stewart were awarded their 2006 annual stock compensation on May 18, 2006, which amounted to 2,685 shares that were then granted on May 30, 2006 with a grant date fair market value of $16.76 per share.

These stock awards and all prior stock awards are fully vested in that they are not subject to forfeiture. As of December 31, 2006 (May 18, 2006 with respect to Mr. Hackett), the aggregate number of vested and unvested stock awards outstanding for each of our non-employee directors was as follows:

	Vested	Unvested
David C. Burdakin	9,752	3,000
Martin C. Jischke	9,752	3,000
J.D. (Jim) Kelly	2,685	0
Stephanie K. Kushner	4,376	2,000
John Hackett	3,000	0
Larry J. Magee	3,715	1,000
Scott K. Sorensen	3,615	1,000
Ronald L Stewart	3,801	2,000

(4) This amount represents our match on amounts deferred by the Director.

(5) Retired from the Board effective May 18, 2006. At his retirement Mr. Hackett had an outstanding option award for 7,500 shares of Common Stock.

Stock Ownership Guidelines. Each non-employee director is required to beneficially own, within five years after he or she first becomes a director, that number of shares of our common stock with an aggregate value equal to five times the amount of the annual cash retainer for non-employee directors, and to continue to beneficially own at least this number of shares for as long as he or she serves as a director. As of December 31, 2006, all directors who were required to be in compliance with these guidelines were in compliance.

Other. The Company reimburses all directors for travel and other reasonable, necessary business expenses incurred in the performance of their services for the Company and extends coverage to them under the Company's travel accident and directors' and officers' liability insurance policies. In addition, the Company allocates to each director an annual allowance of $5,000 to reimburse costs associated with attending continuing education courses related to board of directors service.

ITEM 12 — SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The Company hereby incorporates by reference the information contained under the headings "Beneficial Ownership of Common Stock" and "Equity Compensation Plan Information" from its definitive Proxy Statement to be delivered to the stockholders of the Company in connection with the 2007 Annual Meeting of Stockholders to be held on May 24, 2007.

ITEM 13 — CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company hereby incorporates by reference the information contained under the heading "Related Party Transactions" from its definitive Proxy Statement to be delivered to the stockholders of the Company in connection with the 2007 Annual Meeting of Stockholders to be held on May 24, 2007.

ITEM 14 — PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information required by Item 14 of this form and the audit committee's pre-approval policies and procedures regarding the engagement of the principal accountant are incorporated herein by reference to the information contained under the heading "Ratification and Appointment of Independent Registered Public Accounting Firm" from the Company's definitive Proxy Statement to be delivered to the stockholders of the Company in connection with the 2007 Annual Meeting of Stockholders to be held on May 24, 2007.

PART IV

ITEM 15 — EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) *Financial Statements:* The Company has included all required financial statements in Item 8 of this Form 10-K. The financial statement schedules have been omitted as they are not applicable or the required information is included in the Notes to the consolidated financial statements.

(b) *Exhibits:* The following exhibits are filed with this Form 10-K or incorporated herein by reference to the document set forth next to the exhibit listed below:

2.01	Asset Purchase Agreement dated July 22, 2003
2.02	Amendment No. 1 to the Asset Purchase Agreement dated September 19, 2003 (7)
2.03	Stock Purchase Agreement by and among the Company, Transcraft Corporation and Transcraft Investment Partners, L.P. dated as of March 3, 2006 (16)
3.01	Certificate of Incorporation of the Company (1)
3.02	Certificate of Designations of Series D Junior Participating Preferred Stock (14)
3.03	Amended and Restated By-laws of the Company (5)
4.01	Specimen Stock Certificate (2)
4.02	Rights Agreement between the Company and National City Bank as Rights Agent dated December 28, 2005 (15)
4.03	Indenture for the 3.25% Convertible Senior Notes due August 1, 2008, between the registrant, as issuer, and Wachovia Bank, National Association, as Trustee, dated as of August 1, 2003 (8)
10.01#	1992 Stock Option Plan (1)
10.02#	2000 Stock Option Plan (3)
10.03#	2001 Stock Appreciation Rights Plan (4)
10.04#	Executive Employment Agreement dated June 28, 2002 between the Company and Richard J. Giromini (6)
10.05#	Non-qualified Stock Option Agreement dated July 15, 2002 between the Company and Richard J. Giromini (6)
10.06#	Non-qualified Stock Option Agreement between the Company and William P. Greubel (6)
10.07#	2004 Stock Incentive Plan (9)
10.08	Waiver and Amendment No. 4 to Loan and Security Agreement dated September 9, 2004 (10)
10.09#	Form of Associate Stock Option Agreements under the 2004 Stock Incentive Plan (11)
10.10#	Form of Associate Restricted Stock Agreements under the 2004 Stock Incentive Plan (11)
10.11#	Form of Executive Stock Option Agreements under the 2004 Stock Incentive Plan (11)
10.12#	Form of Executive Restricted Stock Agreements under the 2004 Stock Incentive Plan (11)
10.13	Second Amended and Restated Loan and Security Agreement dated March 6, 2007 (19)
10.14#	Restricted Stock Unit Agreement between the Company and William P. Greubel dated March 7, 2005 (12)
10.15#	Stock Option Agreement between the Company and William P. Greubel dated March 7, 2005 (12)
10.16#	Corporate Plan for Retirement — Executive Plan (13)
10.17#	Change in Control Policy (19)
10.18#	Executive Severance Policy (19)
10.19#	Form of Restricted Stock Unit Agreement under the 2004 Stock Incentive Plan (17)
10.20#	Form of Restricted Stock Agreement under the 2004 Stock Incentive Plan (17)
10.21#	Form of CEO and President Restricted Stock Agreement under the 2004 Stock Incentive Plan (17)
10.22#	Form of Stock Option Agreement under the 2004 Stock Incentive Plan (17)
10.23#	Form of CEO and President Stock Option Agreement under the 2004 Stock Incentive Plan (17)
10.24#	Executive Director Agreement dated January 1, 2007 between the Company and William P. Greubel (18)

10.25# Amendment to Executive Employment Agreement dated January 1, 2007 between the Company and Richard J. Giromini (18)

21.00 List of Significant Subsidiaries (19)

23.01 Consent of Ernst & Young LLP (20)

31.01 Certification of Principal Executive Officer (20)

31.02 Certification of Principal Financial Officer (20)

32.01 Written Statement of Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350) (20)

Management contract or compensatory plan.

(1) Incorporated by reference to the Registrant's Registration Statement on Form S-1 (No. 33-42810) or the Registrant's Registration Statement on Form 8-A filed December 6, 1995 (item 3.02 and 4.02)

(2) Incorporated by reference to the Registrant's registration statement Form S-3 (Registration No. 333-27317) filed on May 16, 1997

(3) Incorporated by reference to the Registrant's Form 10-Q for the quarter ended March 31, 2001 (File No. 1-10883)

(4) Incorporated by reference to the Registrant's Form 10-Q for the quarter ended September 30, 2001 (File No. 1-10883)

(5) Incorporated by reference to the Registrant's Form 10-K for the year ended December 31, 2001 (File No. 1-10883)

(6) Incorporated by reference to the Registrant's Form 10-Q for the quarter ended June 30, 2002 (File No. 1-10883)

(7) Incorporated by reference to the Registrant's Form 8-K filed on September 29, 2003 (File No. 1-10883)

(8) Incorporated by reference to the Registrant's registration statement Form S-3 (Registration No. 333-109375) filed on October 1, 2003

(9) Incorporated by reference to the Registrant's Form 10-Q for the quarter ended June 30, 2004 (File No. 1-10883)

(10) Incorporated by reference to the Registrant's Form 8-K filed on September 29, 2004 (File No. 1-10883)

(11) Incorporated by reference to the Registrant's Form 10-Q for the quarter ended September 30, 2004 (File No. 1-10883)

(12) Incorporated by reference to the Registrant's Form 8-K filed on March 11, 2005 (File No. 1-10883)

(13) Incorporated by reference to the Registrant's Form 10-Q for the quarter ended March 31, 2005 (File No. 1-10883)

(14) Incorporated by reference to the Registrant's Form 8-K filed on December 28, 2005 (File No. 1-10883)

(15) Incorporated by reference to the Registrant's registration statement on Form 8-A12B filed on December 28, 2005 (File No. 1-10883)

(16) Incorporated by reference to the Registrant's Form 8-K filed on March 8, 2006 (File No. 1-10883)

(17) Incorporated by reference to the Registrant's Form 8-K filed on May 18, 2006 (File No. 1-10883)

(18) Incorporated by reference to the Registrant's Form 8-K filed on January 8, 2007 (File No. 1-10883)

(19) Previously Filed with Original Form 10-K filed on March 12, 2007

(20) Filed herewith

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this amended report to be signed on its behalf by the undersigned, thereunto duly authorized.

WABASH NATIONAL CORPORATION

March 22, 2007

By: /s/ Robert J. Smith

Robert J. Smith
Senior Vice President and Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

Exhibit 23.01

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements:

(1) Registration Statement (Form S-3 No. 333-109375) of Wabash National Corporation
(2) Registration Statement (Form S-8 No. 333-54714) pertaining to the 2000 Stock Option and Incentive Plan of Wabash National Corporation
(3) Registration Statement (Form S-8 No. 333-29309) pertaining to the 1992 Stock Option Plan and Stock Bonus Plan of Wabash National Corporation
(4) Registration Statement (Form S-8 No. 33-49256) pertaining to the 1992 Stock Option Plan of Wabash National Corporation
(5) Registration Statement (Form S-8 No. 33-65698) pertaining to the 1993 Employee Stock Purchase Plan of Wabash National Corporation
(6) Registration Statement (Form S-8 No. 33-90826) pertaining to the Directors and Executives Deferred Compensation Plan of Wabash National Corporation
(7) Registration Statement (Form S-8 No. 333-115682) pertaining to the 2004 Stock Incentive Plan of Wabash National Corporation
(8) Registration Statement (Forms S-8 No. 333-113157) pertaining to the Non-Qualified Stock Option Agreements for William P. Greubel, Richard J. Giromini and Timothy J. Monahan of Wabash National Corporation

of our reports dated March 7, 2007, with respect to the consolidated financial statements of Wabash National Corporation and Wabash National Corporation management's assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting of Wabash National Corporation, included in this Annual Report Amendment No. 1 (Form 10-K/A) for the year ended December 31, 2006.

/s/ Ernst & Young LLP
Indianapolis, Indiana
March 19, 2007

Exhibit 31.01

CERTIFICATIONS

I, Richard J. Giromini, certify that:

1. I have reviewed this report on Form 10-K of Wabash National Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 22, 2007

/s/ Richard J. Giromini

Richard J. Giromini
President and Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.02

CERTIFICATIONS

I, Robert J. Smith, certify that:

1. I have reviewed this report on Form 10-K of Wabash National Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 22, 2007

/s/ Robert J. Smith

Robert J. Smith
Senior Vice President and Chief Financial Officer
(Principal Financial Officer)

Exhibit 32.01

Written Statement of Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350)

The undersigned, the Chief Executive Officer and the Senior Vice President, Chief Financial Officer of Wabash National Corporation (the "Company"), each hereby certifies that, to his knowledge, on March 22, 2007;

(a) the Form 10K Annual Report of the Company for the year ended December 31, 2006 filed on March 12, 2007, with the Securities and Exchange Commission (the "Report") fully complies with the requirements of Section 13(a) of 15(d) of the Securities Exchange Act of 1934; and

(b) information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Richard J. Giromini

Richard J. Giromini
President and Chief Executive Officer
March 22, 2007

/s/ Robert J. Smith

Robert J. Smith
Senior Vice President, Chief Financial Officer
March 22, 2007

WABASH NATIONAL CORPORATION
1000 Sagamore Parkway South
Lafayette, Indiana 47905

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held On May 24, 2007

To the Stockholders of Wabash National Corporation:

The 2007 Annual Meeting of Stockholders of Wabash National Corporation will be held at the Holiday Inn Select City Centre located at 515 South Street, Lafayette, Indiana 47901 on Thursday, May 24, 2007, at 10:00 a.m. local time for the following purposes:

1. To elect nine members of the Board of Directors;
2. To approve the Wabash National Corporation 2007 Omnibus Incentive Plan;
3. To ratify the appointment of Ernst & Young LLP as Wabash National Corporation's independent registered public accounting firm for the year ending December 31, 2007; and
4. To consider any other matters that properly come before the Annual Meeting or any adjournment or postponement thereof. Management is currently aware of no other business to come before the Annual Meeting.

Each outstanding share of Wabash National Corporation Common Stock (NYSE:WNC) entitles the holder of record at the close of business on April 2, 2007, to receive notice of and to vote at the Annual Meeting or any adjournment or postponement of the Annual Meeting. Shares of our Common Stock can be voted at the Annual Meeting only if the holder is present in person or by valid proxy. Management cordially invites you to attend the Annual Meeting.

IF YOU PLAN TO ATTEND:

Please note that space limitations make it necessary to limit attendance to stockholders and one guest. Registration and seating will begin at 9:00 a.m. Stockholders holding stock in brokerage accounts ("street name" holders) will need to bring a copy of a brokerage statement reflecting stock ownership as of the record date. Cameras, recording devices and other electronic devices will not be permitted at the meeting.

By Order of the Board of Directors

CYNTHIA J. KRETZ
Vice President General Counsel and
Corporate Secretary

April 24, 2007

IMPORTANT: WHETHER OR NOT YOU EXPECT TO ATTEND IN PERSON, WE URGE YOU TO VOTE YOUR SHARES AT YOUR EARLIEST CONVENIENCE. THIS WILL ENSURE THE PRESENCE OF A QUORUM AT THE ANNUAL MEETING. PROMPTLY VOTING YOUR SHARES BY SIGNING, DATING AND RETURNING THE ENCLOSED PROXY CARD WILL SAVE US THE EXPENSE AND EXTRA WORK OF ADDITIONAL SOLICITATION. AN ADDRESSED ENVELOPE FOR WHICH NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES IS ENCLOSED. SUBMITTING YOUR PROXY NOW WILL NOT PREVENT YOU FROM VOTING YOUR SHARES AT THE MEETING IF YOU DESIRE TO DO SO, AS YOUR PROXY IS REVOCABLE AT YOUR OPTION. YOUR VOTE IS IMPORTANT, SO PLEASE ACT TODAY.

WABASH NATIONAL CORPORATION
1000 Sagamore Parkway South
Lafayette, Indiana 47905

PROXY STATEMENT
Annual Meeting of Stockholders on May 24, 2007

This Proxy Statement is furnished on or about April 24, 2007, to stockholders of Wabash National Corporation (hereinafter, "we" "us" and "Wabash"), 1000 Sagamore Parkway South, Lafayette, Indiana 47905, in connection with the solicitation by our Board of Directors of proxies to be voted at the Annual Meeting of Stockholders to be held at the Holiday Inn Select City Centre located at 515 South Street, Lafayette, Indiana 47901, on Thursday, May 24, 2007, at 10:00 a.m. local time, (the "Annual Meeting") and at any adjournments or postponements of the Annual Meeting.

ABOUT THE MEETING

What is the Purpose of the Annual Meeting?

At the Annual Meeting, stockholders will act upon the matters outlined in the accompanying Notice of Annual Meeting of Stockholders. In addition, our management will report on our performance during fiscal 2006 and respond to questions from our stockholders.

Who is Entitled to Vote?

Only stockholders of record at the close of business on April 2, 2007 (the "Record Date"), are entitled to receive notice of the Annual Meeting and to vote the shares of Common Stock that they held on the Record Date at the Annual Meeting, or any postponement or adjournment of the Annual Meeting. Each share entitles its holder to cast one vote on each matter to be voted upon.

A list of stockholders of record as of the Record Date will be available for inspection during ordinary business hours at our offices located at 1000 Sagamore Parkway South, Lafayette, Indiana 47905, from May 14, 2007 to the date of our Annual Meeting. The list will also be available for inspection at the Annual Meeting.

Who can Attend the Annual Meeting?

All stockholders as of the close of business on the Record Date, or their duly appointed proxies, may attend the Annual Meeting.

Please note that if you hold your shares in "street name" (that is, through a broker or other nominee), you will need to bring a copy of a brokerage statement reflecting your stock ownership as of the Record Date and check in at the registration desk at the Annual Meeting. Alternatively, in order to vote, you may contact the person in whose name your shares are registered and obtain a proxy from that person and bring it to the Annual Meeting.

What Constitutes a Quorum?

The presence at the Annual Meeting, in person or by valid proxy, of the holders of a majority of the shares of our Common Stock outstanding on the Record Date will constitute a quorum, permitting us to conduct our business at the Annual Meeting. As of the Record Date, 30,525,766 shares of Common Stock, held by 1,098 stockholders of record, were outstanding and entitled to vote at the Annual Meeting. Proxies received but marked as abstentions and broker non-votes will be included in the calculation of the number of shares considered to be present at the Annual Meeting.

How do I Vote?

You can vote on matters to come before the Annual Meeting in the following two ways:

- You can attend the Annual Meeting and cast your vote in person; or
- You can vote by completing, dating and signing the enclosed proxy card and returning it in the enclosed postage-paid envelope. If you do so, you will authorize the individuals named on the proxy card, referred to as the proxies, to vote your shares according to your instructions. If you provide no instructions, the proxies will vote your shares according to the recommendation of the Board of Directors or, if no recommendation is given, in their own discretion.

What if I Vote and Then Change my Mind?

You may revoke your proxy at any time before it is exercised by:

- Sending written notice of revocation addressed to the Corporate Secretary, Wabash National Corporation, P.O. Box 6129, Lafayette, Indiana 47903;
- Sending in another duly executed proxy bearing a later date; or
- Attending the Annual Meeting and casting your vote in person.

Your last vote will be the vote that is counted.

What are the Board's Recommendations?

The Board recommends that you vote FOR election of the nominated slate of directors (see page 5), FOR approval of the Wabash National Corporation 2007 Omnibus Incentive Plan (see page 34) and FOR ratification of the appointment of our auditors (see page 42). Unless you give other instructions on your proxy card, the persons named as proxy holders on the proxy card will vote in accordance with the Board's recommendation. With respect to any other matter that properly comes before the meeting, the proxy holders will vote in their own discretion.

What Vote is Required?

The election of directors requires a plurality of the votes cast for the election of directors; accordingly, the nine directorships to be filled at the Annual Meeting will be filled by the nine nominees receiving the highest number of votes. A properly executed proxy marked "WITHHOLD AUTHORITY" with respect to the election of one or more directors will not be voted with respect to the nominee or nominees indicated, although it will be counted for purposes of determining whether there is a quorum. A broker "non-vote," discussed below, will also have no effect on the outcome because only a plurality of votes actually cast is required to elect a director.

The approval of the Wabash National Corporation 2007 Omnibus Incentive Plan and ratification of the appointment of Ernst & Young LLP ("E&Y") as our independent registered public accounting firm for the year ending December 31, 2007, requires the affirmative vote of a majority of the shares of Common Stock present and entitled to vote at the Annual Meeting.

If you hold your shares in "street name" through a broker or other nominee, your broker or nominee may elect to exercise voting discretion with respect to the election of directors. Under New York Stock Exchange Rules, the proposal to elect directors and to ratify the appointment of our auditors is considered a "discretionary" item and the approval of the Wabash National Corporation 2007 Omnibus Incentive Plan is not a "discretionary" item. This means that brokerage firms may vote in their discretion on the election of directors and the ratification of our auditors on behalf of clients who have not furnished voting instructions at least 15 days before the date of the Annual Meeting and may not exercise their discretion for the approval of the Wabash National Corporation 2007 Omnibus Incentive Plan. If you do not give your broker or nominee specific instructions, your broker or nominee may elect not to exercise its discretion on the election of directors and the ratification of our auditors, and in which case your shares will not be voted on those matters. Shares for which the broker does not exercise its discretion or for which it has no discretion and for which it has received no instructions, so-called broker "non-votes", will not be counted in determining the number of shares necessary for approval of such matters; however, those shares will be counted in determining whether there is a quorum.

Who will Bear the Costs of this Proxy Solicitation?

We will bear the cost of solicitation of proxies. This includes the charges and expenses of brokerage firms and others for forwarding solicitation material to beneficial owners of our outstanding Common Stock. We may solicit proxies by mail, personal interview, telephone or via the Internet through our officers, directors and other management employees, who will receive no additional compensation for their services. In addition, we have also retained The Altman Group, Inc. to assist with proxy solicitation. If we use their services, we will pay a fee of $6,000 plus out-of-pocket expenses.

PROPOSAL 1

Election of Directors

Our Bylaws provide that our Board of Directors, or the Board, shall be comprised of not less than three nor more than nine directors, with the exact number to be fixed by resolution of the Board of Directors. The Board has currently fixed the authorized number of directors at nine.

At the Annual Meeting, nine directors are to be elected, each of whom shall serve for a term of one year or until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal. Proxies representing shares held on the Record Date that are returned duly executed will be voted, unless otherwise specified, in favor of the nine nominees for the Board of Directors named below. Each of the nominees has consented to be named herein and to serve on the Board if elected. It is not anticipated that any nominee will become unable or unwilling to accept nomination or election, but, if that should occur, the persons named in the proxy intend to vote for the election in his or her stead, such other person as the Nominating and Corporate Governance Committee may recommend to the Board.

Corporate Governance Matters

Our Board of Directors has adopted Corporate Governance Guidelines (the "Guidelines") and a Code of Business Conduct and Ethics (the "Code of Ethics"). The Guidelines set forth a framework within which the Board of Directors oversees and directs the affairs of Wabash. The Guidelines cover, among other things, the composition and functions of the Board of Directors, director independence, stock ownership by our directors, management succession and review, Board committees, the selection of new directors, and director responsibilities and duties.

The Code of Ethics covers, among other things, compliance with laws, rules and regulations (including insider trading), conflicts of interest, corporate opportunities, confidentiality, protection and use of company assets, and the reporting process for any illegal or unethical conduct. The Code of Ethics is applicable to all of our officers, directors and employees, including our Chief Executive Officer and our Chief Financial Officer. The Code of Ethics includes provisions that are specifically applicable to our Chief Financial Officer and senior financial officers (as defined in the Code of Ethics).

Any waiver of the Code of Ethics for our directors or executive officers, including our Chief Executive Officer, principal financial officer or principal accounting officer, may be made only by our Board of Directors or a Board committee consisting solely of disinterested and independent directors and will be promptly disclosed and posted on our website as required by law or the listing standards of the New York Stock Exchange. We will also promptly post any amendment to our Code of Ethics on our website.

The Guidelines and Code of Ethics are each available on the Company Info/Investors page of our website at www.wabashnational.com and are available in print without charge by writing to: Wabash National Corporation, Attention: Corporate Secretary, P.O. Box 6129, Lafayette, Indiana 47903.

Related Persons Transactions

Related Persons Transactions Policy. Our Board of Directors has adopted a Related Persons Transactions Policy. The Related Persons Transactions Policy sets forth our policy and procedures for review, approval and monitoring of transactions in which we and "related persons" are participants. Related persons include directors, nominees for director, officers, stockholders owning five percent or greater of our outstanding stock or any immediate family members of the aforementioned. The Related Persons Transactions Policy is administered by a committee designated by the Board of Directors, which is currently the Audit Committee.

The Related Persons Transactions Policy covers any related person transaction that meets the minimum threshold for disclosure in our annual meeting proxy statement under the relevant Securities and Exchange Commission (the "SEC") rules, which is currently transactions involving amounts exceeding $120,000 in which a related person has a direct or indirect material interest. Related person transactions must be approved, ratified or rejected, or referred to the Board, by the Committee. The policy provides that as a general rule all related person transactions should be on terms reasonably comparable to those that could be obtained by us in arm's length dealings with an unrelated third party. However, the policy takes into account that in certain cases it may be impractical or unnecessary to make such a comparison. In such cases, the transaction may be approved in accordance with the provisions of the Delaware General Corporation Law.

The Related Persons Transaction Policy provides that management or the affected director or officer will bring any relevant transaction to the attention of the Committee. If a director is involved in the transaction, he or she will be recused from all discussions and decisions about the transaction, to the extent practicable. The transaction must be approved in advance whenever practicable, and if not practicable, must be ratified as promptly as practicable. All related person transactions will be disclosed to the full Board and in the Company's proxy statement and other appropriate filings as required by the rules and regulations of the SEC and the New York Stock Exchange.

Transaction involving Dr. Jischke. Dr. Martin Jischke, a member of our Board of Directors since January 2002 and a current nominee for reelection, has been the President of Purdue University since August 2000. In 2006, we contributed $1,000,000 to Purdue University. This contribution was part of an understanding, subject to approval of timing and amount, to periodically contribute to Purdue University, which was originally considered and approved by the Board of Directors in December 1999, prior to Dr. Jischke joining the Board. Dr. Jischke abstains from voting when the Board periodically makes decisions on specific contributions. Dr. Jischke's interest in the contribution is solely a consequence of his status as President of the University. The Board does not consider this contribution to be a "related person transaction" as defined under the Related Persons Transaction Policy.

Director Independence

Under the rules of the New York Stock Exchange, the Board must affirmatively determine that a director has no material relationship with us in order for the director to be considered independent. As permitted by the New York Stock Exchange rules, to assist the Board in making this determination, our Board of Directors has adopted categorical standards of independence. The Board has determined that, among other considerations, relationships are not material and would not impair a director's independence when the aggregate amount of payments by us to, and to us from, any company of which a director is an executive officer or employee or of which a family member of a director is an executive officer, are less than the greater of $1 million or 2% of such other company's consolidated gross revenues in any single fiscal year.

Our Board of Directors undertook its annual review of director independence in February 2007. During this review, the Board considered transactions and relationships between each director and director nominee, and any member of his or her immediate family, and Wabash and its subsidiaries and affiliates. The Board also considered whether there were any transactions or relationships between directors or director nominees or any member of their immediate families (or any entity of which a director or director nominee or an immediate family member is an executive officer, general partner or significant equity holder) and members of our senior management or their affiliates. Finally, the Board considered charitable contributions to organizations with which directors or director nominees had relationships. The purpose of this review was to determine whether any such relationship or transaction existed that was inconsistent with a determination that the director or director nominee is independent.

As a result of this review, the Board of Directors affirmatively determined that all of the directors nominated for election at the Annual Meeting are independent of Wabash and its management within the meaning of the rules of the New York Stock Exchange and the categorical standard described above, with the exception of Richard J. Giromini and William P. Greubel, who are employees of Wabash National Corporation.

As of January 1, 2007, Mr. Greubel, our Chairman, stepped down as our Chief Executive Officer and the Board appointed Mr. Giromini to serve as our Chief Executive Officer. Mr. Greubel will remain with the Company as Executive Director and currently serves as Chairman of the Board. Pursuant to an Executive Director Agreement, dated January 1, 2007, between Mr. Greubel and the Company, the Company is required to use commercially reasonable efforts to cause Mr. Greubel to be nominated for election to our Board of Directors at the 2007 and 2008 Annual Meetings of Stockholders.

Since our 2006 Annual Meeting, Mr. David C. Burdakin has acted as the Lead Director for our Board of Directors. Our Lead Director has significant responsibilities, including presiding at the executive sessions of our independent directors and facilitating communication between our independent directors and our management. As Lead Director, Mr. Burdakin also chaired each executive session of the independent directors in 2006, who meet at least twice per year in executive session without management. If elected as a director, effective immediately after our 2007 Annual Meeting, Dr. Martin Jischke will assume the position of Chairman of the Board, and we will no longer continue to have a separately designated Lead Director, as our Chairman will be an independent director.

Information on Directors Standing for Election

The name, age, business experience, and directorships of each nominee for director, during at least the last five years, are set forth in the table below. For additional information concerning the nominees for director, including stock ownership and compensation, see "Director Compensation" and "Beneficial Ownership of Common Stock" which follow:

NAME	AGE	OCCUPATION, BUSINESS & DIRECTORSHIPS	DIRECTOR SINCE
David C. Burdakin 	52	Mr. Burdakin has served as our Lead Director since our 2006 Annual Meeting. Mr. Burdakin is Executive Vice President of HNI Corporation, formerly HON INDUSTRIES Inc., since February 2001. Previously, Mr. Burdakin was President of The HON Company, and has held a variety of positions of increasing responsibility with HNI Corporation since 1993.	February 2002

NAME	AGE	OCCUPATION, BUSINESS & DIRECTORSHIPS	DIRECTOR SINCE
William P. Greubel 	55	Mr. Greubel was appointed Executive Director of the Company and stepped down as our Chief Executive Officer effective as of January 1, 2007. He remains as our Chairman of the Board of Directors, a position he has held since our 2006 Annual Meeting of Stockholders, and has been a member of our Board of Directors since May 2002. Mr. Greubel served as our Chief Executive Officer from May 2002 until December 2006. He also served as our President from May 2002 until December 2005. He also serves on the Executive Committee of the Board. Mr. Greubel was a Director and Chief Executive Officer of Accuride Corporation, a manufacturer of wheels for trucks and trailers, from 1998 until May 2002 and served as President of Accuride Corporation from 1994 to 1998. Previously, Mr. Greubel was employed by AlliedSignal Corporation from 1974 to 1994 in a variety of positions of increasing responsibility, most recently as Vice President and General Manager of the Environmental Catalysts and Engineering Plastics business units. Mr. Greubel also serves as a Director of A.O. Smith Corporation. Mr. Greubel's Executive Director agreement required us to use commercially reasonable efforts to cause him to be nominated for election to the Board of Directors at the Annual Meeting.	May 2002
Richard J. Giromini 	54	Mr. Giromini was promoted to President and Chief Executive Officer on January 1, 2007. He had been Executive Vice President and Chief Operating Officer from February 28, 2005 until December 2005 when he was appointed President and a Director of the Company. He had been Senior Vice President — Chief Operating Officer since joining the Company on July 15, 2002. Most recently, Mr. Giromini was with Accuride Corporation from April 1998 to July 2002, where he served in capacities as Senior Vice President — Technology and Continuous Improvement; Senior Vice President and General Manager — Light Vehicle Operations; and President and CEO of AKW LP. Previously, Mr. Giromini was employed by ITT Automotive, Inc. from 1996 to 1998 serving as the Director of Manufacturing. Mr. Giromini also serves on the board of directors of The Wabash Center, a non-profit company dedicated to serving individuals with disabilities and special needs.	December 2005

NAME	AGE	OCCUPATION, BUSINESS & DIRECTORSHIPS	DIRECTOR SINCE
Dr. Martin C. Jischke 	65	Dr. Jischke has served as President of Purdue University, West Lafayette, Indiana, since August 2000. Dr. Jischke will become Chairman of our Board of Directors if elected as a director at the Annual Meeting. Dr. Jischke also serves as a Director of Vectren Corporation and Duke Realty Corporation.	January 2002
J.D.(Jim) Kelly 	54	Mr. Kelly has served as the President, Engine Business and a Vice President for Cummins Inc. since May 2005. Between 1976 and 1988, and following 1989, Mr. Kelly has been employed by Cummins in a variety of positions of increasing responsibility including, most recently, the Vice President and General Manager — Mid Range Engine Business between 2001 and 2004, and the Vice President and General Manager — Mid Range and Heavy Duty Engine Business from 2004 through May 2005.	February 2006
Stephanie K. Kushner 	51	Ms. Kushner is Vice President and Chief Financial Officer of Federal Signal Corporation, a position she has held since February 2002. Prior to joining Federal Signal, she was employed by affiliates of FMC Corporation for 14 years, most recently as Vice President — Treasury and Corporate Development for FMC Technologies in 2001 and Vice President and Treasurer for FMC Corporation from 1999 to 2001.	February 2004
Larry J. Magee 	52	Mr. Magee is Chairman, Chief Executive Officer and President of BFS Retail & Commercial Operations, LLC, a position he has held since December 2001. Previously, Mr. Magee served as President of Bridgestone/Firestone Retail Division from 1998 until his 2001 appointment. Mr. Magee has held positions of increasing responsibility within the Bridgestone/Firestone family of companies during his 31-year tenure.	January 2005

NAME	AGE	OCCUPATION, BUSINESS & DIRECTORSHIPS	DIRECTOR SINCE
Scott K. Sorensen 	45	Mr. Sorensen is the Chief Financial Officer of Headwaters, Inc., a position he has held since October 2005. Prior to joining Headwaters, Mr. Sorensen was the Vice President and Chief Financial Officer of Hillenbrand Industries, Inc., a manufacturer and provider of products and services for the health care and funeral services industries, since March 2001.	March 2005
Ronald L. Stewart 	64	Prior to his retirement in December 2005, Mr. Stewart served as President and Chief Executive Officer of Material Sciences Corporation, a position he held from March 2004 until his retirement. Previously, Mr. Stewart was President and Chief Executive Officer of Pangborn Corporation from 1999 thru 2004. He currently serves on the Board of Directors for Pangborn Corporation.	December 2004

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE ELECTION OF EACH OF THE DIRECTOR NOMINEES LISTED ABOVE.

Meetings of the Board of Directors and its Committees

Information concerning the Board of Directors and the four standing committees maintained by the Board of Directors is set forth below. With the exception of the Executive Committee, the Board committees currently consist only of directors who are not employees of the Company and who are "independent" within the meaning of the listing standards of the New York Stock Exchange.

During 2006, our Board of Directors held six meetings. All of our directors attended at least 75% of all Board meetings and meetings of committees on which they served in 2006, with the exception of Mr. Stewart who attended 73% of all Board meetings and meeting of committees on which he served in 2006. Our Board of Directors strongly encourages all of our directors to attend our annual stockholders meeting. In 2006, all but one of our directors then serving attended our annual meeting of stockholders.

The Board of Directors has four standing committees: the Nominating and Corporate Governance Committee; the Compensation Committee; the Executive Committee; and the Audit Committee. The charters for the Nominating and Corporate Governance, Compensation, and Audit Committees can be accessed electronically from the Company Info/Investors page of our website at www.wabashnational.com or by writing to us at Wabash National Corporation, Attention: Corporate Secretary, P.O. Box 6129, Lafayette, Indiana 47903.

The following table indicates each standing committee or committees on which our directors served in 2006:

Name	Nominating and Corporate Governance Committee	Compensation Committee	Audit Committee	Executive Committee
David C. Burdakin	X	X		X
Richard J. Giromini				
William P. Greubel				X
John T. Hackett [(1)]		X	X	X
Dr. Martin C. Jischke	X	X		X
J.D. (Jim) Kelly	X	X		
Stephanie K. Kushner		X	X	X
Larry J. Magee		X	X	X
Scott K. Sorensen		X	X	
Ronald L. Stewart	X	X		

(1) Mr. Hackett retired from the Board of Directors at the 2006 Annual Meeting of Stockholders.

Effective following the 2007 Annual Meeting, if all of the nominees for election at the Annual Meeting are elected, the directors serving on the Nominating and Corporate Governance Committee will be Messrs. Burdakin, Kelly and Stewart; the directors serving on the Compensation Committee will be Dr. Jischke, Ms. Kushner and Messrs. Burdakin, Kelly, Magee, Sorensen and Stewart; the directors serving on the Audit Committee will be Dr. Jischke, Ms. Kushner and Messrs. Magee and Sorensen; and the directors serving on the Executive Committee will be Dr. Jischke, Ms. Kushner and Messrs. Giromini, Magee, and Stewart.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee, which we refer to as the Nominating Committee, met four times during 2006. The Board of Directors has determined that each member of the Nominating Committee is "independent" within the meaning of the rules of the New York Stock Exchange. The Nominating Committee's responsibilities include:

- Assisting the Board by either identifying or reviewing Stockholder nominated individuals qualified to become Board members and by recommending to the Board the Director nominees for the next annual meeting of stockholders;
- Developing and recommending to the Board a set of corporate governance principles applicable to us;
- Reviewing and recommending to the Board the form and amounts of director compensation;
- Leading the Board in its annual review of the Board's performance; and
- Recommending to the Board Director nominees for each Board committee.

Compensation Committee

The Compensation Committee met five times during 2006. The Board of Directors has determined that each member of the Compensation Committee is "independent" within the meaning of the rules of the New York Stock Exchange. The Compensation Committee's responsibilities include:

- Overseeing our incentive compensation plans and equity-based plans; and
- Annually reviewing and approving the corporate goals and objectives relevant to the Chief Executive Officer's and other executive officers' compensation, evaluating their performance in light of those goals and objectives, and setting their compensation levels based on their evaluations.

The Compensation Committee is responsible for determining our compensation policies for executive officers and for administering our 1992 Stock Option Plan, 2000 Stock Option and Incentive Plan, 2004 Stock

Incentive Plan, 1997 Stock Bonus Plan, and 2001 Stock Appreciation Rights Plan, pursuant to the provisions of the plans.

The Compensation Committee works closely with our Senior Vice President of Human Resources in setting the compensation for our other executive officers. In addition, our Chief Executive Officer typically makes recommendations to the Compensation Committee for the other executive officers on the amount of base salary, target cash awards pursuant to our short-term incentive plan and target equity awards pursuant to our long-term incentive plan. Our Chief Executive Officer also discusses the performance targets for our short-term incentive plan and our long-term incentive plan with the Compensation Committee before they are set and makes his recommendations to the Compensation Committee. For purposes of that plan, the personal performance goals are set by our Chief Executive Officer for the other executive officers, who then reports to the Compensation Committee on, and makes recommendations as to, the achievement of those goals.

The Compensation Committee has also engaged an outside compensation consultant, Towers Perrin HR Services, or Towers Perrin. At the request of the Compensation Committee, Towers Perrin worked with our Senior Vice President of Human Resources and our Chief Executive Officer to review performance information, a competitive market assessment, and functional responsibilities of our executive officers. Towers Perrin then presented the Compensation Committee with the results of this review and recommendations for the compensation of our executive officers and for the overall design of our compensation system for all of our employees. Towers Perrin presents its reports and recommendations directly to the Compensation Committee and works directly with our Senior Vice President of Human Resources. Towers Perrin provides its materials to our Chief Executive Officer and Senior Vice President of Human Resources, who in turn are responsible for distributing copies of any reports as needed.

In 2006, our former Chief Executive Officer who was also a director, in consultation with our Senior Vice President of Human Resources, approved the grant of equity awards to newly hired employees who were not executive officers of the Corporation. None of our executive officers currently has the authority to grant equity awards.

Audit Committee

The Board has established a separately-designated standing Audit Committee in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934. The Audit Committee met twelve times during 2006. The Board of Directors has determined that each member of the Audit Committee is "independent" within the meaning of the rules of the New York Stock Exchange. The Board of Directors also determined that Ms. Kushner and Mr. Sorensen are "audit committee financial experts" as defined by the SEC and that they have accounting and related financial management expertise within the listing standards of the New York Stock Exchange.

The Audit Committee's responsibilities include:

- Reviewing the independence of the independent auditors and making decisions regarding engaging and discharging independent auditors;
- Reviewing with the independent auditors the plans and results of auditing engagements;
- Reviewing and approving non-audit services provided by our independent auditors and the range of audit and non-audit fees;
- Reviewing the scope and results of our internal audit procedures and the adequacy of the system of internal controls;
- Overseeing special investigations;
- Reviewing our financial statements and reports filed with the SEC;
- Overseeing our efforts to ensure that our business and operations are conducted in compliance with the highest legal and regulatory standards applicable to us, as well as ethical business practices;
- Overseeing our internal reporting system regarding compliance by us with Federal, state and local laws;
- Establishing and implementing procedures for confidential communications for "whistleblowers" and others who have concerns with our accounting, internal accounting controls and audit matters; and
- Reviewing our significant accounting policies.

Executive Committee

The Executive Committee met once during 2006. The Executive Committee is responsible for exercising the authority of the Board of Directors, to the extent permitted by law and our Bylaws, in the intervals between meetings of the Board when an emergency issue arises or when scheduling makes it difficult to convene all directors.

Director Nomination Process

The Nominating Committee will consider stockholder recommendations for director nominees sent to the Nominating and Corporate Governance Committee, Attention: Corporate Secretary, Wabash National Corporation, P.O. Box 6129, Lafayette, Indiana 47903. Stockholder recommendations for director nominees should include:

- The name and address of the stockholder recommending the person to be nominated;
- A representation that the stockholder is a holder of record of our stock, including the number of shares held and the period of holding;
- A description of all arrangements or understandings between the stockholder and the recommended nominee;
- Such other information regarding the recommended nominee as would be required to be included in a proxy statement filed pursuant to Regulation 14A under the Securities Exchange Act of 1934;
- The consent of the recommended nominee to serve as a director if so elected; and
- All other information requirements set forth in our Bylaws.

To submit a candidate as a nominee for director for an upcoming annual stockholder meeting, it is necessary that you notify us not less than 90 days nor more than 120 days before the first anniversary of the date of the preceding year's annual stockholders meeting. Thus, in order for any such nomination to be considered by us for the 2008 annual stockholders meeting, it must be received no earlier than January 26, 2008, but no later than February 25, 2008. Upon receipt by the Corporate Secretary of a stockholder notice of a director nomination, the Corporate Secretary will notify the stockholder that the notice has been received and will be presented to the Nominating Committee for review. Stockholders' nominees that comply with these procedures will receive the same consideration as other candidates identified by or to the Nominating Committee.

Director Qualifications. To be considered by the Nominating Committee, a director nominee must meet the following minimum criteria:

- Director candidates shall have the highest personal and professional integrity;
- Director candidates shall have a record of exceptional ability and judgment;
- Director candidates shall have skills and knowledge useful to our oversight;
- Director candidates must be able and willing to devote the required amount of time to our affairs, including attendance at Board and committee meetings;
- Director candidates should have the interest, capacity and willingness, in conjunction with the other members of the Board, to serve the long-term interests of our stockholders;
- Director candidates may be required to be a "financial expert" as defined in Item 401 of Regulation S-K; and
- Director candidates shall be free of any personal or professional relationships that would adversely affect their ability to serve our best interests and those of our stockholders.

Identifying and Evaluating Nominees for Directors. The Nominating Committee, with the help of our General Counsel and, as needed, a retained search firm, will screen the candidates, perform reference checks, prepare a biography for each candidate for the Nominating Committee to review and conduct interviews. The Nominating Committee and our Chief Executive Officer will interview candidates that meet the criteria, and the Nominating Committee will recommend to the Board of Directors nominees that best suit the Board's needs.

Communications with the Board of Directors

Stockholders or other interested persons wishing to make known complaints or concerns about our accounting, internal accounting controls or auditing matters, or bring other concerns to the Board of Directors or the Audit Committee, or to otherwise communicate with our independent directors as a group or the entire Board, individually or as a group, may do so by sending an email to board@wabashnational.com or auditcommittee@wabashnational.com, or by writing c/o Wabash National Corporation, Attention: General Counsel, P.O. Box 6129, Lafayette, Indiana 47903.

Pursuant to the direction of the Board of Directors, all correspondence will be received and processed by the General Counsel's office. You will receive a written acknowledgment from the General Counsel's office upon receipt of your written correspondence. You may report your concerns anonymously or confidentially. All communications received in accordance with the above procedures will be reviewed initially by the General Counsel, who will relay all such communications to the appropriate director or directors

Director Compensation

Directors who are not our employees are compensated for their service as a director as shown in the chart below:

Schedule of Director Fees
December 31, 2006

Compensation Item	Amount [1]	
Annual Retainers		
Board	$75,000	(2)(3)
Executive Committee Chair	8,000	(4)
Audit Committee Chair	12,000	(4)
Nominating and Corporate Governance Committee Chair	8,000	(4)
Compensation Committee Chair	8,000	(4)
Lead Director	15,000	(5)
Per meeting fees (Board and Committee)	2,000	(6)

(1) All annual retainers are paid in quarterly installments, except for annual grant of unrestricted shares of Common Stock.

(2) Effective April 1, 2006. Previously, $40,000 ($55,000 for the Chairman) with 50% payable in cash and 50% payable in Common Stock.

(3) Consists of $30,000 cash retainer and an award of unrestricted shares of Common Stock with an aggregate market value of $45,000.

(4) Effective April 1, 2006. Previously, $5,000.

(5) Effective April 1, 2006. Previously, none. Effective immediately following our 2007 Annual Meeting, if elected, Dr. Jischke will become Chairman of our Board of Directors and we will cease to have a Lead Director. The amount designated as an annual retainer for the Lead Director position will then be paid to our new Chairman and be designated as a retainer for the Independent Chairman of the Board to the extent that the Board elects a Chairman who is an independent or a non-employee director.

(6) Effective April 1, 2006. Previously, $1,000.

The following table summarizes the compensation paid to our non-employee directors during 2006.

Director Compensation for Fiscal Year-End December 31, 2006

Name [1]	Fees Earned or Paid in Cash [2] ($)	Stock Awards [3] ($)	All Other Compensation [4] ($)	Total ($)
David C. Burdakin	60,000	67,991	2,650	130,641
Martin C. Jischke	55,500	67,991	-	123,491
J.D. (Jim) Kelly	38,500	45,001	-	83,501
Stephanie K. Kushner	73,500	67,991	3,190	144,681
John Hackett [5]	33,000	22,990	-	55,990
Larry J. Magee	72,500	54,526	2,900	129,926
Scott K. Sorensen	67,500	67,991	-	135,491
Ronald L Stewart	48,500	67,991	1,940	118,431

(1) See the Summary Compensation Table in the Executive Compensation section of this proxy statement for disclosure related to Messrs. Greubel and Giromini who were both named executive officers of the Company as of December 31, 2006.

(2) Directors are entitled to defer a portion of their cash compensation pursuant to our Non-Qualified Deferred Compensation Plan, whose material terms are described in the narrative following the *Non-Qualified Deferred Compensation Table* in the Executive Compensation section below.

(3) Amounts represent the dollar amount recognized for financial statement reporting purposes for each director during 2006, as computed in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 123R, "Share-based Payments," which we refer to as FAS 123R, other than disregarding any estimates of forfeitures relating to service-based vesting conditions. See Note 9 of the consolidated financial statements in our Annual Report for the year ended December 31, 2006 regarding assumptions underlying the valuation of equity awards.

The following stock awards were made to non-employee directors in 2006: (a) On December 30, 2005, Dr. Jischke, Ms. Kushner, and Messrs. Hackett, Burdakin, Magee, Sorensen and Stewart were awarded their 2005 annual restricted stock grant, which amounted to 1,000 shares that were then granted on January 10, 2006 with a grant date fair market value of $19.05 per share, and (b) Dr. Jischke, Ms. Kushner, and Messrs. Burdakin, Kelly, Magee, Sorensen and Stewart were awarded their 2006 annual stock compensation on May 18, 2006, which amounted to 2,685 shares that were then granted on May 30, 2006 with a grant date fair market value of $16.76 per share.

These stock awards and all prior stock awards are fully vested in that they are not subject to forfeiture. As of December 31, 2006 (May 18, 2006 with respect to Mr. Hackett), the aggregate number of vested and unvested stock awards outstanding for each of our non-employee directors was as follows:

	Vested	Unvested
David C. Burdakin	9,752	3,000
Martin C. Jischke	9,752	3,000
J.D. (Jim) Kelly	2,685	0
Stephanie K. Kushner	4,376	2,000
John Hackett	3,000	0
Larry J. Magee	3,715	1,000
Scott K. Sorensen	3,615	1,000
Ronald L Stewart	3,801	2,000

(4) This amount represents our match on amounts deferred by the Director.

(5) Retired from the Board effective May 18, 2006. At his retirement Mr. Hackett had an outstanding option award for 7,500 shares of Common Stock.

Stock Ownership Guidelines. Each non-employee director is required to beneficially own, within five years after he or she first becomes a director, that number of shares of our Common Stock with an aggregate value equal to five times the amount of the annual cash retainer for non-employee directors, and to continue to beneficially own at least this number of shares for as long as he or she serves as a director. As of December 31, 2006, all directors who were required to be in compliance with these guidelines were in compliance.

Other. The Company reimburses all directors for travel and other reasonable, necessary business expenses incurred in the performance of their services for the Company and extends coverage to them under the Company's travel accident and directors' and officers' liability insurance policies. In addition, the Company allocates to each director an annual allowance of $5,000 to reimburse costs associated with attending continuing education courses related to board of directors service.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our directors, executive officers and 10% stockholders to file reports of ownership of our equity securities. To our knowledge, based solely on review of the copies of such reports furnished to us related to the year ended December 31, 2006, all such reports were made on a timely basis, except for Mr. Joseph M. Zachman who: (i) filed a Form 3 that inadvertently excluded a stock option award he had received and shares of Common Stock he acquired prior to the time he was required to file reports pursuant to Section 16(a) and (ii) filed a late Form 4 report with respect to shares of Common Stock he acquired through a dividend reinvestment plan within his individual retirement account.

(THIS SPACE INTENTIONALLY LEFT BLANK)

(THIS SPACE INTENTIONALLY LEFT BLANK)

Beneficial Ownership of Common Stock

The following table sets forth certain information as of April 2, 2007 (unless otherwise specified), with respect to the beneficial ownership of our Common Stock by each person who is known to own beneficially more than 5% of the outstanding shares of Common Stock, each person currently serving as a director, each nominee for director, each named executive officer (as defined below), and all directors and executive officers as a group:

NAME AND ADDRESS OF BENEFICIAL OWNER	SHARES OF COMMON STOCK BENEFICIALLY OWNED (1)		PERCENT OF CLASS
Tontine Capital Management, L.L.C. and affiliates 55 Railroad Avenue, 3rd Floor Greenwich, CT 06830	3,907,500	(2)	12.80%
Goldman Sachs Asset Management, L.P. 32 Old Slip New York, NY 10005	3,471,731	(3)	11.37%
Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403	3,183,759	(4)	10.43%
Artisan Partners Limited Partnership 875 East Wisconsin Avenue, Suite 800 Milwaukee, WI 53202	2,868,700	(5)	9.40%
Unicredito Italiano S.P.A. Piazza Cordusio 2 20123 Milan, Italy	2,188,577	(6)	7.17%
BlackRock, Inc. and affiliates 40 East 52nd Street New York, NY 10022	1,817,422	(7)	5.95%
Barclays Global Investors, N.A. and affiliates	1,635,820	(8)	5.36%
David C. Burdakin	12,752		*
Rodney P. Ehrlich	74,698	(9)	*
Bruce N. Ewald	28,987	(10)	*
Richard J. Giromini	176,702	(11)	*
William P. Greubel	415,860	(12)	1.34%
Martin C. Jischke	12,752		*
J.D. (Jim) Kelly	2,685		*
Stephanie K. Kushner	6,376		*
Larry J. Magee	4,715		*
Robert J. Smith	26,776	(13)	*
Scott K. Sorensen	4,615		*
Ronald L. Stewart	5,801		*
All executive officers and directors as a group (14 persons)	821,980	(14)	2.62%

* Less than one percent

(1) Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of Common Stock subject to options or warrants currently exercisable or exercisable within 60 days of March 31, 2007 are deemed outstanding for purposes of computing the percentage ownership of the person holding such options, but are not deemed outstanding for purposes of computing the percentage ownership of any other person. Except where indicated otherwise, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.

(2) Based solely on a Form 4 filed February 16, 2007, Mr. Jeffrey L. Gendell is the managing member of Tontine Capital Management, L.L.C. ("TCM"), a Delaware limited liability company, the general partner of Tontine Capital Partners, L.P. ("TCP"), a Delaware limited partnership. Mr. Gendell is also the managing member of Tontine Overseas Associates, L.L.C., a Delaware limited liability company ("TOA"), the investment adviser to Tontine Capital Overseas Master Fund, L.P., a

Cayman Islands partnership ("TCO"). Mr. Gendell directly owns 0 shares of the Common Stock. TCM and TOA directly own 0 shares of Common Stock. TCP directly owns 3,105,600 shares of Common Stock. TCO owns 801,900 shares of Common Stock. All of the foregoing shares of Common Stock may be deemed to be beneficially owned by Mr. Gendell, who disclaims beneficial ownership of the shares, except as to securities directly owned by Mr. Gendell or representing his pro rata interest in, and interest in the profits of, TCM, TCP, TOA, and TCO.

(3) Based solely on a Schedule 13G/A filed February 1, 2007. Goldman Sachs Asset Management, L.P. has sole voting power with respect to 3,059,337 of these shares, and has sole investment power with respect to all of these shares.

(4) Based solely on a Schedule 13G/A filed January 8, 2007 on behalf of Franklin Resources, Inc. ("Franklin"). These shares of Common Stock are beneficially owned by one or more open- or closed-end investment companies or other managed accounts that are investment management clients of investment managers that are direct and indirect subsidiaries, including Franklin Advisory Services, LLC ("FAS"), (each, an "Investment Management Subsidiary" and, collectively, the "Investment Management Subsidiaries") of Franklin. Investment management contracts grant to the Investment Management Subsidiaries all investment and/or voting power over the securities owned by such investment management clients, except as otherwise noted. The Advisory Subsidiaries have sole investment power over the shares of Common Stock in the amounts indicated: FAS 3,183,759. The Advisory Subsidiaries have sole voting power over the shares of Common Stock in the amounts indicated: FAS 3,148,759.

(a) Charles B. Johnson and Rupert H. Johnson, Jr. (the "Principal Stockholders") each own in excess of 10% of the outstanding common stock of Franklin and are the principal stockholders of Franklin. Franklin and the Principal Stockholders may be deemed to be the beneficial owners of securities held by persons or entities advised by Franklin's subsidiaries, including the Investment Management Subsidiaries.

(b) Franklin, the Advisory Subsidiaries and the Principal Stockholders have disclaimed beneficial ownership of these shares of Common Stock. Amount does not include shares of our Common Stock that may be beneficially owned by Franklin Mutual Advisors, LLC, an indirect subsidiary of Franklin.

(5) Based solely on a Schedule 13G filed January 26, 2007 jointly filed on behalf of Artisan Partners Limited Partnership ("Artisan Partners"), Artisan Investment Corporation ("Artisan Corp."), Andrew A. Ziegler and Carlene Murphy Ziegler. Artisan Corp. is the general partner of Artisan Partners, an investment adviser having shared voting and dispositive power over all of these shares. Mr. Ziegler and Ms. Ziegler are the principal stockholders of Artisan Corp.

(6) Based solely on a Schedule 13G/A filed February 7, 2007. Pioneer High Yield Fund, an investment company registered under the Investment Company Act of 1940, has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, 1,649,705 of these shares.

(7) Based solely on a Schedule 13G filed February 13, 2007 jointly filed on behalf of BlackRock Advisors LLC, BlackRock Investment Management LLC and BlackRock (Channel Islands) Ltd (collectively the "Investment Management Subsidiaries"), and BlackRock, Inc. ("BlackRock"). BlackRock, Inc. is a parent holding company for the Investment Management Subsidiaries, which are the holders of the shares with shared voting and dispositive power over the shares.

(8) Based solely on a Schedule 13G filed January 1, 2007. The address for Barclays Global Investors, NA ("Barclays Investors") and Barclays Global Fund Advisors ("Barclays Fund Advisors") is 45 Fremont Street, San Francisco 94105, the address for Barclays Global Investors, Ltd. ("Barclays Investors Ltd.") is Murray House, 1 Royal Mint Court, London, EC3N 4HH and the address for Barclays Global Investors Japan Trust and Banking Company Limited ("Barclays Japan Trust") and Barclays Global Investors Japan Limited ("Barclays Investors Japan") is Ebisu Prime Square Tower 8th Floor, 1-1-39 Hiroo Shibuy-Ku, Tokyo 150-0012 Japan. As of December 31, 2006, the Schedule 13G indicates that Barclays Investors has sole voting power as to 495,977 shares and sole dispositive power as to 644,800 shares, Barclays Fund Advisors has sole voting power and sole dispositive power as to 971,167 shares, Barclays Investors Ltd. has sole voting power and sole dispositive power as to 19,853 shares and Barclays Japan Trust and Barclays Investors Japan have sole voting power and sole dispositive power as to 0 shares.

(9) Includes options held by Mr. Ehrlich to purchase 46,437 shares that are currently, or will be within 60 days of April 2, 2007, exercisable. Includes 14,000 shares held by a trust of which Mr. Ehrlich's wife is the sole trustee and 6,011 shares held by a trust of which Mr. Ehrlich is the sole trustee.

(10) Includes options held by Mr. Ewald to purchase 13,717 shares that are currently, or will be within 60 days of April 2, 2007, exercisable.

(11) Includes options held by Mr. Giromini to purchase 124,510 shares that are currently, or will be within 60 days of April 2, 2007, exercisable.

(12) Includes options held by Mr. Greubel to purchase 319,590 shares that are currently, or will be within 60 days of April 2, 2007, exercisable.

(13) Includes options held by Mr. Smith to purchase 15,546 shares that are currently, or will be within 60 days of April 2, 2007, exercisable.

(14) Includes options held by our executive officers and directors to purchase an aggregate of 546,010 shares that are currently, or will be within 60 days of April 2, 2007, exercisable.

Executive Compensation

Compensation Discussion and Analysis

The following compensation discussion and analysis provides information regarding the objectives and elements of our compensation philosophy and policies for the compensation of our Chief Executive Officer, Chief Financial Officer and our three most highly-compensated executive officers in 2006 other than our Chief Executive Officer and Chief Financial Officer. We refer to these individuals collectively as our named executive officers, or NEOs.

The Compensation Committee is responsible for implementing our executive compensation policies and programs and works closely with our management, in particular our Senior Vice President of Human Resources, and an outside compensation consultant, which for 2006 was Towers Perrin HR Services, or Towers Perrin. The Compensation Committee operates pursuant to a charter approved by the Board of Directors. More information on the Committee's processes and procedures can be found above under the heading "Compensation Committee."

Philosophy and Objectives of Wabash National Compensation Programs

Overview

Our overall compensation philosophy is to provide compensation packages to our executives, including our NEOs, that are competitive with those of executives of similar status in the transportation industry while at the same time keeping our compensation program equitable and straightforward in structure.

- *Equitable treatment of our executives.* We strive to provide levels of compensation that are equitable on both internal and external measures, and we want our associates to feel that their compensation is comparable to similarly situated people both within and outside of our Company. All of our full-time, salaried employees are on a grade scale, so that employees with comparable levels of responsibility and contributions to the Company have comparable levels of compensation. We also use competitive market assessments to provide benchmarks for our compensation decisions, as discussed below.
- *Straightforward structure.* In structuring our compensation policies and practices, we seek to minimize the complexity of the program, maximize our associates' understanding of the elements of compensation and provide compensation that is easily comparable to other opportunities in the market. We believe that a compensation program that is easy to understand further enforces an equitable work environment.

While we provide a framework for compensation, we believe that the Compensation Committee must have the flexibility needed to attract and, perhaps more importantly, retain qualified candidates, as well as recognize individual contributions or performance over and above that which is expected.

In implementing this philosophy, we award compensation to meet our three principle objectives: aligning executive compensation with our Company's annual and long-term performance goals, using equity-based awards in an effort to align NEO and stockholder interests and setting compensation at levels that assist us in attracting and retaining qualified executives.

Reflect Annual and Long-Term Performance Goals

As part of our executive compensation program, we reward the achievement, and surpassing, of short-term and long-term corporate goals. Our short-term incentive program is designed to reward participants for the achievement of annual financial and personal performance goals by providing cash awards that are paid if annual financial goals are met and personal performance meets expectations. Our long-term incentive program is designed to reward participants for the achievement of longer term financial goals over a three-year period by providing equity-based compensation that provides value to our NEOs when our stock price increases or Company-wide financial goals are met. We believe that the use of annual and long-term performance goals provide our associates with an equitable message that when the Company does well, so do they. Similarly, because a significant portion of awards are tied to Company-wide goals, all of the participants in the plan are rewarded for superior Company performance. We also believe that the use of the performance goals we select helps us to have a straightforward structure because our associates can easily track Company performance and correlate their awards to improved Company performance and operations.

Utilize Equity-Based Awards

Our compensation program uses equity-based awards in order to provide our NEOs with a direct incentive to seek increased stockholder returns. Our stockholders receive value when our stock price increases, and by using equity-based awards our NEOs also receive increased value when our stock price increases. We believe that equity-based awards are an important part of an equitable structure because it is fair to our NEOs and to the Company that the level of rewards for our NEOs increase and decrease based on the return to stockholders. Similarly, equity-based awards represent our philosophy of having a straightforward structure by reminding NEOs that one of the best measures of long-term corporate success is increased stockholder value.

Attract and Retain Qualified Executives

We believe that the supply of qualified executive talent is limited and have designed our compensation programs to help us attract qualified candidates by providing compensation that is competitive within the transportation industry and the broader market for executive talent. Perhaps more importantly, we believe that the design of our compensation programs is important in helping us to keep the qualified executives that we currently have.

Competitive Market Assessments

To assist in identifying the appropriate level of compensation to target for our NEOs, the Compensation Committee has historically engaged a compensation consultant. For 2006 Towers Perrin served as the Compensation Committee's compensation consultant.

In February 2006, Towers Perrin provided the Compensation Committee with a competitive market assessment of the compensation paid to our NEOs and other senior officers, with the exception of Messrs. Ehrlich and Greubel. Because of what we believe is the unique nature of his position and responsibilities and the lack of comparable positions at other companies in the transportation industry, we do not believe that data on directly comparable positions is available for Mr. Ehrlich. Similarly, because of the negotiated nature of the employment contract for Mr. Greubel and the succession planning that was underway, the February 2006 report from Towers Perrin did not cover Mr. Greubel's compensation in 2006. However, the Compensation Committee did receive a market assessment from Towers Perrin in connection with setting the compensation for Mr. Giromini when he became our new Chief Executive Officer on January 1, 2007.

The Compensation Committee reviewed the competitive market assessment provided by Towers Perrin, which provided historical information and analysis on the amount of base salary, total cash compensation, target bonus percentages, annualized expected values of long-term incentives and total direct compensation for executive officers. Towers Perrin's analysis compared the compensation packages for our executive officers to a size-based sample from general industry and a size-adjusted durable goods manufacturing sample. In calculating the 2006 values for the competitive market assessment, Towers Perrin generally used publicly available numbers for 2005 and made what it considered were appropriate inflationary adjustments. The Towers Perrin information was used by the Compensation Committee to reaffirm the elements of our compensation programs.

In addition to the information the Compensation Committee received from Towers Perrin, Mr. Greubel also reviewed the information from Towers Perrin and made recommendations to the Compensation Committee on the amount of base salary and target awards under our short-term and long-term incentive plans for the other NEOs.

While the competitive market assessments provided by Towers Perrin are an important factor in making compensation decisions and the Compensation Committee strives to provide compensation that is around the median of comparable company compensation, the Compensation Committee retains the flexibility to also consider subjective factors. The Compensation Committee realizes that competitive alternatives vary from individual to individual and may extend beyond equivalent positions in our industry or at other publicly traded or similarly-situated companies, and the Committee considers each NEO's contributions to our corporate performance, complexity and importance of role and responsibilities, regional considerations, cost of living adjustments, position tenure and leadership and growth potential.

We believe that our total cash compensation, which includes salary and target short-term incentive awards, historically has been around the median of market competitive values, and our long-term incentives have historically been below the median due to our historical compensation practices. In recent years, we have begun to focus on increasing the level of long-term compensation of our executives so that total compensation is more competitive. In 2006, total cash compensation for each of our NEOs, other than Mr. Greubel and Mr. Ehrlich for whom we did not have data, was below the median provided by Towers Perrin. The Compensation Committee determined that raising total cash compensation to at or above the median would occur gradually as the NEOs gained tenure in their positions. In 2006, total direct compensation, which includes base salary, the short-term incentive plan target amount and long-term incentive plan target amount, for each of our NEOs other than Mr. Greubel and Mr. Ehrlich was also below the median provided by Towers Perrin. However, it was closer to the median than in prior years, and as noted above, we expect that we will continue to gradually increase compensation, and long-term compensation, in particular, as circumstances warrant.

While we consider current and prior compensation awards when considering retirement and severance programs, we do not consider prior compensation awards when setting long-term compensation. We do not consider those prior awards because we do not believe that other companies who may be interested in hiring our NEOs would take into account the holdings that these officers have in our Company, so we do not believe that all of the objectives of our compensation policy would be met were we to consider those holdings.

We plan to obtain a revised competitive market assessment from our compensation consultant every other year and have the Compensation Committee approve changes to the assessment in the intervening years to take into account inflationary increases and other applicable changes in the market for executive talent for which data is available.

Elements of Compensation

Base Salary

We believe that it is a necessity to provide our NEOs with a portion of compensation that is fixed and liquid, and we do this through base salaries. The base salaries for our NEOs are generally set by the Compensation Committee in February of each year, absent other factors, such as new hires or promotions. For example, in January 2006, Mr. Giromini's base salary was increased when he was promoted to the position of President. At that time, the Compensation Committee received a competitive analysis on the level of his compensation from Towers Perrin and received the recommendation of Mr. Greubel. His base salary was not further adjusted in February 2006 at the time the base salaries of the other NEOs were reviewed.

As discussed above, the Compensation Committee reviews the competitive market assessment provided by Towers Perrin when setting base salaries and strives to be near the median of the salaries covered by the assessment. The Compensation Committee also considers internal benchmarking to compare base salaries among all of our executive officers as part of our efforts to provide equitable levels of compensation both internally and externally. For Mr. Greubel and Mr. Ehrlich, a competitive market assessment was not available, and therefore the Compensation Committee relied more heavily on our internal benchmarking and the data that we had for the other executive officers, as well as the subjective factors discussed above.

The Compensation Committee's decisions to set base salary impact the other portions of our compensation program because target awards under our short-term incentive program and our long-term incentive program are both designed as multiples of base salary.

Short-Term Incentive Plan

Our short-term incentive plan is designed to reward participants for meeting or exceeding financial and personal performance over the course of a calendar year, and in addition to our NEOs, it is available to a wide range of key associates and executives. If short-term incentive plan targets are met, participants receive a cash bonus. We use the short-term incentive plan for compensating our NEOs because it permits us to incentivize our NEOs to achieve goals that we believe are consistent with our current overall goals and strategic direction. We believe that achievement of these current overall goals and strategic direction will translate into long-term success for the Company and improved stockholder return. The plan is reviewed and updated by the Compensation Committee on an annual basis, which generally occurs in February of each year.

In 2006, awards under the plan were only to be paid if we met or exceeded 80% of our financial target, even if an NEO exhibited outstanding individual performance. We selected 80% as the threshold because we believe that level of performance is representative of good corporate performance and because we believe that, based on their understanding of market standards, our employees expected awards if we achieved that level of success. The size of the target bonus under the short-term incentive plan was, as a percentage of each individual's base salary, 100% for Mr. Greubel, 60% for Mr. Giromini, 50% for Mr. Smith, and 45% for our other NEOs. As discussed above, in setting these percentages the Compensation Committee considered the information contained in the competitive analysis received from Towers Perrin.

For our NEOs, in 2006, 50% of the target bonus under the short-term incentive plan was based on achieving pre-tax profit of $73,000,000, 25% of the target was based on achieving operating working capital of 12.4%, and 25% was based on individual performance. For this purpose, operating working capital is determined by dividing net working capital by annual sales, where net working capital is calculated as the sum of accounts receivable and inventory less accounts payable, and all measures are calculated by averaging the results of each calculation for the prior 13 months. In selecting financial measures, we selected measures we believe all participants in the short-term incentive plan could readily relate to their performance and easily track. Our NEOs were subject to the same metrics as the other participants. We believe that pre-tax profit was an appropriate measure for short-term incentive plan awards because we believe that it is the most direct and appropriate measure to reflect our employees' efforts to achieve profitability and short-term performance. Similarly, we believe that working capital is an appropriate measure for short-term incentive plan awards because it directly reflects the efforts of our employees to achieve improved operational performance. The overall effect of this is the selection of metrics and targets that are easy to understand. The 25% of the short-term incentive plan that is based on individual performances furthers our philosophy of having flexibility to reward an individual's performance.

Payouts to NEOs under the plan can range from 50% of the target bonus to 200% of the target bonus based on corporate performance, with 50% paid at 80% of target, 100% paid at 100% of target and 200% paid at 150% of target. In 2006, we did not achieve 80% of the financial targets that is the minimum threshold for payments under the plan, and no bonus payments were made to our NEOs pursuant to the plan.

For 2007, we are restructuring the short-term incentive plan in order that awards for personal performance may be paid under the short-term incentive plan even when thresholds set for the financial targets have not been met. By tying the payment of the personal performance portion of the short-term incentive plan to the achievement of financial targets, we did not have the flexibility that we believe is important to be able to reward superior performance without regard to factors that may have been outside of the particular executive's control.

Long-Term Incentive Plan

Our long-term incentive plan, or LTI Plan, is designed to reward our NEOs for achieving and exceeding financial targets on a longer-term basis, generally three years. The LTI Plan consists of grants of various types of equity awards: stock options that vest over three years, restricted stock that vests in total at the end of three years, and performance share units that vest over three years based on pre-defined performance measures. As described above, we believe that a substantial portion of NEOs' compensation should be in the form of equity awards in order to align the interests of the NEOs and our stockholders. The plan is reviewed and updated by the Compensation Committee on an annual basis, which generally occurs in February of each year. In 2006, the award components of the LTI Plan were redesigned based on the recommendations of Towers Perrin and Mr. Greubel to provide for options, restricted stock and performance share units, for the reasons discussed below.

Under the LTI Plan, each NEO's long-term incentive award target is established based on a percentage of his or her base salary. To determine the size of the awards to be made, we multiply the respective NEO's salary by a specified percentage. In 2006, it was 160% of salary for Mr. Greubel, 100% of salary for Mr. Giromini and Mr. Smith, and 80% of salary for our other NEOs. As discussed above, in setting these percentages, the Compensation Committee considered the information contained in the competitive analysis received from Towers Perrin.

For 2006, awards under the LTI Plan were divided among stock options that vest equally over the first 3 anniversaries of the awards, shares of restricted stock that vest in full at the end of 3 years and performance share units that vest at the end of 3 years based on pre-defined performance measures. The number of options granted was determined by dividing 40% of the value of the executive's LTI Plan target by a binomial option value on the date of grant. The number of shares of restricted stock was determined by dividing 20% of the value of the executive's LTI Plan target by the closing stock price of our Common Stock on the date of grant. The number of performance share units was determined by dividing 40% of the value of the executive's LTI Plan target by the expected value of a performance share on the date of grant, which is calculated using a binomial valuation method on the date of grant. Binomial valuation calculations take into account the value of an equity instrument over its life, and our calculations were based on formulas provided by Towers Perrin.

The performance share units vest based on the achievement of financial targets over the course of a three-year performance cycle. For awards made in 2006, covering the period from 2006 through 2008, 50% of the award is based on our achievement of a targeted return on invested capital and 50% of the award is based on our achievement of a targeted gross profit margin. For this purpose, return on invested capital is calculated by dividing the trailing twelve months of operating income by net invested capital, where net invested capital is calculated as total assets less the result of cash minus total current liabilities, less any current debt obligations. For this purpose, gross profit margin is calculated by dividing net sales by gross profit, where gross profit is calculated as net sales minus cost of goods sold. The number of shares to be issued decreases or increases based on whether and by how much targets are achieved, with a minimum threshold of 50% of the awards and a maximum threshold of 150%. The Compensation Committee is responsible for determining whether these targets were met. We believe that return on invested capital is an appropriate measure for long-term incentive plan awards because it takes into account our overall financial performance, and that gross profit margin is an appropriate measure for long-term incentive plan awards because it directly reflects improvements in operational efficiency. We believe that with superior performance, the targets that we have set forth for our NEOs can be met, and our NEOs have informed us that they expect that they will meet these targeted returns. To receive the target awards, our corporate performance in 2007 and 2008 would need to substantially improve over our 2006 results.

We believed that the three types of equity awards utilized in the LTI Plan were an appropriate mix of types of awards and provided the proper incentives for NEOs to remain with the Company and execute our strategic growth plans. Because 40% of each award in 2006 was composed of options that require an increase in stock price to have value to the NEO and 40% of each award was comprised of performance share units that require performance objectives to be met, 80% of the LTI Plan award is tied to the Company's growth and returns to stockholders. We believed that this provided appropriate incentive to the NEOs to improve the Company's performance. We believed that in 2006 solely relying on either an increased stock price or achieving specified performance metrics would not be sufficient. While stock price can be a good indicator of corporate success, outside factors can cause the stock price to go up or down regardless of the level of performance. Similarly, while internal performance metrics are important indicators of success, tying a portion of the total award to stock price is still important to better align the interests of the NEOs with our stockholders. Accordingly, we used both options and performance share units for the performance awards. In addition, we believe that the utilization of restricted stock is appropriate given the expectations of our executives based on our historical practices, the marketplace for executive talent, our historical practice of granting restricted stock, their impact on retention and the cyclical nature of our business.

For 2007, we expect that awards under the LTI Plan will consist of stock options and restricted stock grants. We expect to use these forms of awards because we think that stock options and restricted stock grants are sufficient to meet our goals as stated above for long-term initiatives, and because multi-year performance share units granted on an annual basis were not as effective a tool in offering our employees a simple and straight-forward incentive.

Equity Grant Practices

Grants of equity awards are generally made to our NEOs at one time each year pursuant to the LTI Plan. As discussed above, the Compensation Committee typically reviews and approves awards and award levels under the LTI Plan in February of each year in conjunction with regularly scheduled meetings of the Compensation Committee and Board of Directors. Subsequent to the Compensation Committee approval, equity awards for the NEOs are subject to approval by the full Board of Directors. In 2007, awards under the LTI Plan will not be made until after the Annual Meeting where the stockholders are being asked to approve a new Omnibus Incentive Plan. While most of our option awards are made during that time period, we occasionally make grants of options to NEOs at other times, including in connection with the initial hiring of a new officer or promotion. We make such grants at the time of the hiring or promotion. We do not have any specific program, plan or practice related to time equity award grants to executives in coordination with the release of non-public information.

All options are granted with an exercise price equal to the closing market price on the date of grant. The date of grant for our equity awards is set by the Board of Directors and is a date that is on or after the Board action approving and ratifying the awards. We have not engaged in a practice of back-dating equity awards.

Stock Ownership Guidelines

In February 2005, we adopted stock ownership guidelines for our executive officers, including our NEOs. These guidelines are designed to encourage our executive officers to increase their equity stake in the Company and more closely align their interests with those of other stockholders. The stock ownership guidelines provide that within 5 years of adoption of the guidelines, the executive officer is required to own a number of shares roughly equivalent to what was then three times the executive's salary, or five times in the case of our Chief Executive Officer. In 2006, this translated into 120,000 shares for Mr. Greubel, 45,000 shares for Mr. Giromini and 25,000 shares in the case of the other NEOs. Because the policy is new, none of our executive officers are currently required to meet these guidelines. However, in 2006 Mr. Greubel, Mr. Giromini and Mr. Ehrlich each met these guidelines.

Our insider trading policy prohibits our executive officers, including our NEOs, from engaging in selling short our Common Stock or engaging in hedging or offsetting transactions regarding our Common Stock.

Post-Termination Compensation

Employment and Severance Agreements

In 2006, we did not have employment or severance agreements with any of our NEOs, other than employment agreements with Mr. Greubel and Mr. Giromini. These agreements provided for payments and other benefits if the executive's employment terminates based upon certain qualifying events, such as termination without "cause" or leaving employment for "good reason." These provisions were in these officer's agreements that were negotiated when they were initially hired. The Board of Directors believed that these severance payments and benefit arrangements were necessary to hire these officers and were consistent with industry practice, and the terms are the result of negotiations between us and the officers. Our agreement with Mr. Greubel was superseded in its entirety by a new agreement when he ceased serving as our Chief Executive Officer on January 1, 2007, and he no longer has an agreement that provides for post-termination payments. Our agreement with Mr. Giromini was amended when he became our Chief Executive Officer on January 1, 2007, and his employment agreement continues to have these terms.

We also have instituted a change-in-control policy applicable to a number of our senior executive officers, including Messrs. Giromini, Smith and Ewald. We determined that this policy was appropriate based on the prevalence of similar policies within our industry, as well as the dynamic nature of the business environment in which we operate. We also believe change-in-control policies and agreements are appropriate tools to motivate executive officers to exhibit the right behaviors when considering potential business combinations. By defining compensation and benefits payable under various merger and acquisition scenarios, change-in-control agreements enable the NEOs to set aside personal financial and career objectives and focus on maximizing stockholder value. These agreements help to minimize distractions such as the officer's concern about what may happen to his or her position, and help to keep the officer objective in analyzing opportunities that may arise. Furthermore, they ensure continuity of the leadership team at a time when business continuity is of paramount concern. Under the terms of his employment agreement as amended in January 2007, Mr. Giromini will receive the greater of the benefits pursuant to our change-in-control policy or his employment agreement, but not both.

Additional information regarding these provisions, including a definition of key terms and a quantification of benefits that would be received assuming a triggering event on December 31, 2006, is found below under the heading "Potential Payments upon Termination or Change-in-Control" and a more general discussion of the terms of the employment agreements is found below in the discussion following the *Summary Compensation Table* and *Grants of Plan Based Awards Table.*

Executive Severance Plan

We have adopted an Executive Severance Plan that provides for severance benefits for our officers, including our NEOs, in the event we terminate their employment without cause. Under the plan, in the absence of an employment agreement providing for superior benefits, our NEOs are eligible for a severance payment equal to the executive's base salary for a period of one month or, if the executive executes a general release, for a period of up to 18 months. In addition to the severance payment, our NEOs are entitled to a lump sum amount to cover post-termination healthcare premiums for the duration of the severance period. We determined that this plan was appropriate based on the prevalence of similar plans within our industry and its importance to attracting and retaining qualified executives based on our belief of their expectations. See below, under the heading "Potential Payments upon Termination or Change-in-Control", for a quantification of the benefits that would be received assuming termination of eligible NEOs on December 31, 2006.

Deferred Compensation Plan

We sponsor a non-qualified, unfunded deferred compensation plan, which allows eligible highly-compensated employees, including the NEOs, and our directors to voluntarily elect to defer certain forms of compensation prior to the compensation being earned and vested. We make this opportunity available to our highly-compensated employees as a financial planning tool and an additional method to save for retirement. Deferrals by executive officers generally result in the deferral of our obligation to make cash payments or issue shares of our Common Stock to those executive officers. Executive officers do not receive preferential earnings on their deferred compensation. As a result, we do not view earnings received on contributions to the deferred compensation plan as providing executives with additional compensation. Participants in the Deferred Compensation Plan are general creditors of the Company. See the *Nonqualified Deferred Compensation Table* below for additional information on the Deferred Compensation Plan.

Executive Life Insurance Program

Pursuant to the terms of their employment agreements, we maintain life insurance policies on Mr. Greubel and Mr. Giromini. We have purchased and maintain these policies on these executives but provide the executives with an interest in the death benefit. The executive officer is responsible for taxes on the income imputed in connection with this agreement under Internal Revenue Service rules. Upon termination of employment, the life insurance policies will be assigned to the executive officer or his beneficiary. This was a negotiated benefit entered into when these officers began their employment with us.

Deductibility Cap on Executive Compensation

Under Section 162(m) of the Internal Revenue Code of 1986, as amended, and applicable Treasury regulations, no tax deduction is allowed for annual compensation in excess of $1,000,000 to the NEOs listed in the *Summary Compensation Table* below. However, performance-based compensation, as defined in the tax law, is fully deductible if the programs, among other requirements, are approved by stockholders, the compensation is payable only upon attainment of pre-established, objective performance goals and the board committee that establishes such goals consists only of "outside directors" as defined for purposes of Section 162(m). For 2006, all of the members of the Compensation Committee qualified as "outside directors." Our policy is to qualify our incentive compensation programs for full corporate deductibility to the extent feasible and consistent with our overall compensation goals as reflected in the *Summary Compensation Table* below.

Compensation Committee Report

The Compensation Committee reviewed and discussed with management the Compensation Discussion and Analysis set forth in this Proxy Statement. Based on the review and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and in the Wabash National Corporation Annual Report on Form 10-K for the fiscal year ended December 31, 2006 (including through incorporation by reference to this Proxy Statement).

COMENSATION COMMITTEE
David C. Burdakin
Martin C. Jischke
J.D. (Jim) Kelly
Stephanie K. Kushner
Larry J. Magee
Scott K. Sorensen
Ronald L Stewart

Compensation Committee Interlocks and Insider Participation

The Compensation Committee of the Board of Directors in 2006 consisted of Dr. Jischke, Ms. Kushner, and Messrs. Burdakin, Kelly, Magee, Sorensen and Stewart. None of these individuals is currently, or has ever been, an officer or employee of Wabash or any of our subsidiaries. In addition, during 2006, none of our executive officers served as a member of the board of directors or on the compensation committee of any other entity that had an executive officer serving on our Board of Directors or our Compensation Committee.

Summary Compensation Table
for Fiscal Year End December 31, 2006

The following table summarizes the compensation of the NEOs for the fiscal year end December 31, 2006. The NEOs are the Company's Chief Executive Officer, Chief Financial Officer, and the three other most highly compensated executive officers as determined by taking the total compensation calculated pursuant to the table below.

Name and Principal Position	Year	Salary [1] ($)	Stock Awards [2] ($)	Option Awards [2] ($)	All Other Compensation [3] ($)	Total ($)
WILLIAM P. GREUBEL Chief Executive Officer [4]	2006	705,385	360,978	260,538	79,026	1,405,927
ROBERT J. SMITH Senior Vice President — Chief Financial Officer	2006	292,615	74,637	68,970	24,333	460,555
RICHARD J GIROMINI President, Chief Operating Officer [4]	2006	451,000	138,972	103,817	46,756	740,545
RODNEY P. EHRLICH Senior Vice President — Chief Technology Officer	2006	285,057	72,386	52,095	23,843	433,402
BRUCE N. EWALD Senior Vice President — Sales and Marketing	2006	253,270	181,200	56,512	74,353	565,335

(1) No bonuses or payments under our Short Term Incentive Plan were awarded to our NEOs for 2006 performance.

(2) See Note 9 of the consolidated financial statements in the Company's Annual Report for the year ended December 31, 2006 regarding assumptions underlying valuation of equity awards.

(3) Amounts in this column consist of (i) payments by us with respect to our 401(k) Plan; (ii) matching contributions under our Non-Qualified Deferred Compensation Plan (NQP); (iii) payments by us with respect to term life insurance for the benefit of the respective officer; (iv) payments by us with respect to the Executive Life Insurance Plan; (v) for Mr. Ewald, reimbursement of relocation expenses, including a related tax gross-up, and tax accounting services; and (vi) miscellaneous compensation or perquisites. These amounts include:

Name	NQP Match	Executive Life Insurance Plan [a]	Relocation Reimbursement [b]	Tax Gross-up [c]
WILLIAM GREUBEL	$28,215	$38,913	-	-
ROBERT SMITH	11,705	-	-	-
RICHARD GIROMINI	18,040	18,250	-	-
RODNEY EHRLICH	11,402	-	-	-
BRUCE EWALD	-	-	$50,254	$13,777

(a) Mr. Greubel and Mr. Giromini are provided with a stipend to pay for a universal life insurance policy that is fully owned by the executive.

(b) Pursuant to his employment offer letter, Mr. Ewald received a relocation package consisting of a relocation bonus of $10,000, housing assistance and other relocation expenses. The relocation package offered to Mr. Ewald was consistent with what is generally provided to officers who join the Company at his level.

(c) Pursuant to his employment offer letter, Mr. Ewald was entitled to receive a tax gross-up with respect to the taxable portion of his relocation package.

(4) As of January 1, 2007, Mr. Giromini was elevated to the position of Chief Executive Officer to succeed Mr. Greubel who had stepped down from that position.

Grants of Plan-Based Awards
for Fiscal Year End December 31, 2006

Name	Grant Date [1]	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards [2]			Estimated Future Payouts Under Equity Incentive Plan Awards [3]			All Other Stock Awards: Number of Shares of Stock or Units [4] (#)	All Other Option Awards: Number of Securities Underlying Options [5] (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards [6]
		Threshold ($) (50%)	Target ($) (100%)	Maximum ($) (200%)	Threshold Units (#) (50%)	Target Units (#) (100%)	Maximum Units (#) (150%)				
William Greubel	5/18/2006	213,000	426,000	852,000							
	5/18/2006				15,990	31,980	47,970				
	5/18/2006							15,460			259,883
	5/18/2006								62,250	16.81	512,317
Robert Smith	5/18/2006	75,000	150,000	300,000							
	5/18/2006				4,220	8,440	12,660				
	5/18/2006							4,080			68,585
	5/18/2006								16,440	16.81	135,301
Richard Giromini	5/18/2006	135,300	270,600	541,200							
	5/18/2006				6,350	12,700	19,050				
	5/18/2006							6,140			103,213
	5/18/2006								24,710	16.81	203,363
Rodney Ehrlich	5/18/2006	64,426	128,853	257,706							
	5/18/2006				3,225	6,450	9,675				
	5/18/2006							3,120			52,447
	5/18/2006								12,550	16.81	103,286
Bruce Ewald	5/18/2006	57,242	114,484	228,969							
	5/18/2006				2,865	5,730	8,595				
	5/18/2006							2,770			259,883
	5/18/2006								11,150	16.81	91,764

(1) As discussed under "Equity Grant Practices" in the Compensation Discussion and Analysis above, the grant date of equity awards is set by our Board of Directors and is a date that is on or after the Board of Directors or Compensation Committee action approving or ratifying the award.

(2) These columns show the range of cash payouts targeted for 2006 performance under our Short Term Incentive Plan as described in the section titled "Short Term Incentive Plan" in the Compensation Discussion and Analysis above. In 2006, the target for minimum threshold for payments under the plan was not met, and no payments were made. For a discussion of the performance metrics applicable to these awards, see the above-referenced section of the Compensation Discussion and Analysis.

(3) These columns show the range of performance share unit payouts targeted for 2006 performance under the Wabash National Corporation 2004 Stock Incentive Plan as described in the section titled "Long-Term Incentive Plan" in the Compensation Discussion and Analysis above. The dollar amount recognized by the Company for these performance awards is shown in the Summary Compensation Table in the column titled "Stock Awards" and their valuation assumptions are referenced in footnote 2 to that table.

(4) Amounts represent restricted stock awards granted pursuant to the Wabash National Corporation 2004 Stock Incentive Plan that vest on the three-year anniversary of the date of grant. The recipient is entitled to receive dividends on the restricted stock when paid.

(5) Amounts represent stock option awards granted pursuant to the Wabash National Corporation 2004 Stock Incentive Plan and vest in three equal installments over the first three anniversaries of the date of grant. Dividends will not accrue on the stock option awards.

(6) The amounts shown in this column represent the full grant date fair market value of stock and option awards granted in 2006, as determined pursuant to FAS 123R.

Option Exercises and Stock Vested

There were no stock option exercises by, or any stock that vested for, any of our NEOs in 2006.

Non-Qualified Deferred Compensation

Name	Executive Contribution in last FY [1] ($)	Registrant Contributions in last FY [2] ($)	Aggregate Earnings in last FY (#)	Aggregate Withdrawals / Contributions ($)	Aggregate Balance at Last FYE [3] ($)
William P. Greubel	84,646	28,215	36,696	-	466,266
Robert J. Smith	14,631	11,705	10,597	-	80,943
Richard J Giromini	22,550	18,040	19,088	-	257,494
Rodney P. Ehrlich	57,011	11,402	10,752	-	127,514
Bruce N. Ewald	0	0	1,070	-	14,017

(1) Amounts reflected in this column represent a portion of each NEO's salary deferred in 2006. These amounts are also included in the salary column in the Summary Compensation Table above.

(2) The amounts in this column are also included in the Summary Compensation Table above in the All other Compensation column as the NQP match on regular earnings for 2006.

(3) The following represents the extent to which the amounts reported in the aggregate balance column were previously reported as compensation to our NEOs in our Summary Compensation Table for previous years:

Name	2006	Previous Years
William P. Greubel	$112,861	$291,187
Robert J. Smith	26,336	47,056
Richard J Giromini	40,590	127,822
Rodney P. Ehrlich	68,413	51,526
Bruce N. Ewald	0	12,600

Eligible highly-compensated employees, including the NEOs, and our directors may defer receipt of all or part of their cash compensation under the deferred compensation plan. Amounts deferred under this program are invested among the investment funds listed in the Service Agreement for the program from time to time pursuant to the participant's direction and participants become entitled to the returns on those investments. Participants may elect to receive the funds in a lump sum or in up to 10 annual installments following retirement, but may not make withdrawals during their employment, except in the event of hardship as approved by the Company. The deferred compensation plan is unfunded and subject to forfeiture in the event of bankruptcy.

Potential Payments on Termination or Change-in-Control

The section below describes the payments that may be made to NEOs in connection with a change-in-control or pursuant to certain termination events.

Executive Severance Plan. In the absence of an employment agreement that provides for superior benefits, our Executive Severance Plan provides severance benefits to our officers, including our NEOs, in the event we terminate their employment without cause. Under this plan, our NEOs are eligible for a severance payment, on a bi-weekly basis, equal to the NEO's base salary for a period of one month or, if the executive executes a general release, for a period of up to 18 months. In addition to the severance payment, the executive is entitled to receive a lump sum amount equal to his or her COBRA healthcare premiums for the duration of the severance period.

Change-in-Control. We provide severance pay and benefits in connection with a "change-in-control" and Qualifying Termination, as defined below, to some of our executives, including all of the NEOs except for Mr. Greubel, in accordance with the terms of a change-in-control policy that we adopted in December 2005. Benefits under the policy are payable in the event of a termination within twelve months after a change-in-control that is either by Wabash without "cause" or by the executive for "good reason" (a "Qualifying Termination"). In the case of Mr. Giromini, he

Grants of Plan-Based Awards for Fiscal Year End December 31, 2006

Name	Grant Date [1]	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards [2]			Estimated Future Payouts Under Equity Incentive Plan Awards [3]			All Other Stock Awards: Number of Shares of Stock or Units [4] (#)	All Other Option Awards: Number of Securities Underlying Options [5] (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards [6]
		Threshold ($) (50%)	Target ($) (100%)	Maximum ($) (200%)	Threshold Units (#) (50%)	Target Units (#) (100%)	Maximum Units (#) (150%)				
William Greubel	5/18/2006	213,000	426,000	852,000							
	5/18/2006				15,990	31,980	47,970				
	5/18/2006							15,460			259,883
	5/18/2006								62,250	16.81	512,317
Robert Smith	5/18/2006	75,000	150,000	300,000							
	5/18/2006				4,220	8,440	12,660				
	5/18/2006							4,080			68,585
	5/18/2006								16,440	16.81	135,301
Richard Giromini	5/18/2006	135,300	270,600	541,200							
	5/18/2006				6,350	12,700	19,050				
	5/18/2006							6,140			103,213
	5/18/2006								24,710	16.81	203,363
Rodney Ehrlich	5/18/2006	64,426	128,853	257,706							
	5/18/2006				3,225	6,450	9,675				
	5/18/2006							3,120			52,447
	5/18/2006								12,550	16.81	103,286
Bruce Ewald	5/18/2006	57,242	114,484	228,969							
	5/18/2006				2,865	5,730	8,595				
	5/18/2006							2,770			259,883
	5/18/2006								11,150	16.81	91,764

(1) As discussed under "Equity Grant Practices" in the Compensation Discussion and Analysis above, the grant date of equity awards is set by our Board of Directors and is a date that is on or after the Board of Directors or Compensation Committee action approving or ratifying the award.

(2) These columns show the range of cash payouts targeted for 2006 performance under our Short Term Incentive Plan as described in the section titled "Short Term Incentive Plan" in the Compensation Discussion and Analysis above. In 2006, the target for minimum threshold for payments under the plan was not met, and no payments were made. For a discussion of the performance metrics applicable to these awards, see the above-referenced section of the Compensation Discussion and Analysis.

(3) These columns show the range of performance share unit payouts targeted for 2006 performance under the Wabash National Corporation 2004 Stock Incentive Plan as described in the section titled "Long-Term Incentive Plan" in the Compensation Discussion and Analysis above. The dollar amount recognized by the Company for these performance awards is shown in the Summary Compensation Table in the column titled "Stock Awards" and their valuation assumptions are referenced in footnote 2 to that table.

(4) Amounts represent restricted stock awards granted pursuant to the Wabash National Corporation 2004 Stock Incentive Plan that vest on the three-year anniversary of the date of grant. The recipient is entitled to receive dividends on the restricted stock when paid.

(5) Amounts represent stock option awards granted pursuant to the Wabash National Corporation 2004 Stock Incentive Plan and vest in three equal installments over the first three anniversaries of the date of grant. Dividends will not accrue on the stock option awards.

(6) The amounts shown in this column represent the full grant date fair market value of stock and option awards granted in 2006, as determined pursuant to FAS 123R.

For Mr. Greubel and Mr. Giromini, the amounts disclosed in the tables above are in part a result of the terms of their employment agreements. We have no other employment agreements with our NEOs.

Mr. Greubel's Employment Agreement. Effective January 1, 2007, Mr. Greubel has ceased serving as our Chief Executive Officer, and his employment agreement was superseded with a new employment agreement for his service as Executive Director. Below is a description of Mr. Greubel's employment agreement in effect during the last fiscal year and upon which the compensation disclosed in the tables above is based.

In April 2002, we entered into an employment agreement with Mr. Greubel to serve as President and Chief Executive Officer with an initial term starting from April 12, 2002 through March 31, 2005. The term of Mr. Greubel's employment automatically renewed for successive one-year periods until Mr. Greubel stepped down from his position as Chief Executive Officer effective January 1, 2007. Pursuant to this agreement, Mr. Greubel's initial base salary was set at $600,000 per year, subject to annual adjustment in connection with annual performance reviews and discussions between Mr. Greubel and us. Mr. Greubel's base salary for 2006 was $705,385. Mr. Greubel was also eligible for an annual bonus.

Mr. Greubel's employment could be terminated for cause by us or by him upon his giving us 30 days written notice. In the event that Mr. Greubel's employment was terminated without cause, or it was terminated by Mr. Greubel for Good Reason (as defined below in the "Potential Payments on Termination or Change-in-Control" section), we were obligated to make certain payments to him and continue certain benefits. In addition, Mr. Greubel would maintain all of his rights in connection with his vested stock options. Furthermore, if a change of control with respect to us had occurred and Mr. Greubel terminated within 180 days thereafter, we would have been required to make certain severance payments to Mr. Greubel. In his employment agreement, Mr. Greubel had agreed not to compete with us during the term of his agreement and for a period of two years after termination for any reason.

On January 1, 2007, in connection with his stepping down as Chief Executive Officer, we entered into an executive director agreement with Mr. Greubel, which superseded in its entirety his employment agreement described above. Under the Executive Director Agreement, Mr. Greubel shall receive an annual base salary of $280,000 and is eligible for an annual incentive bonus targeted at 40% of his base salary and which may range from 0% to 80% of base salary. The Executive Director Agreement also entitles Mr. Greubel to continue to participate in our executive benefit programs. We shall continue to pay an additional sum to Mr. Greubel to enable him to continue his current coverage under his executive life insurance program.

For a discussion of potential termination payments to Mr. Greubel pursuant to the Executive Director Agreement, see the heading "Potential Payments upon Termination or Change-in-Control" below.

Mr. Giromini's Employment Agreement. Effective January 1, 2007, the Board appointed Mr. Giromini, to serve as Chief Executive Officer, succeeding Mr. Greubel. In June 2002, we entered into an employment agreement with Mr. Giromini to serve as Chief Operating Officer of the Corporation effective July 15, 2002 through July 15, 2003. The term of Mr. Giromini's employment automatically renews for successive one-year periods unless and until either party provides written notice, not less than 60 days prior to the end of the then current term, of their intent not to renew the agreement. Pursuant to this agreement, Mr. Giromini's initial base salary was set at $325,000 per year, subject to annual adjustment in connection with annual performance reviews and discussions between Mr. Giromini and us. Mr. Giromini's salary for 2006 was $451,000. Mr. Giromini's employment agreement had similar provisions to that of Mr. Greubel, except with respect to his position, base salary, and certain health benefits.

A description of the termination provisions, whether or not following a change-in-control, and a quantification of benefits that would be received by Mr. Giromini can be found under the heading "Potential Payments upon Termination or Change-in-Control" below.

On January 1, 2007, in connection with Mr. Giromini becoming our Chief Executive Officer, we entered into an amendment to his employment agreement to provide that Mr. Giromini's title and duties will be that of the President and Chief Executive Officer. The amendment provides that Mr. Giromini will receive an annual base salary of $620,000 and is eligible for an annual incentive bonus targeted at 80% of his base salary, and which may range from 0% to 160% of base salary. In addition, Mr. Giromini is entitled to payment of an additional sum to enable Mr. Giromini to participate in an executive life insurance program, currently estimated to be $49,190 annually.

Outstanding Equity Awards at Fiscal Year-End
December 31, 2006

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options Exercisable [1] (#)	Number of Securities Underlying Unexercised Options Unexercisable [1] (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested [2] (#)	Market Value of Shares or Units of Stock That Have Not Vested [3] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested [4] (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested [3] ($)
William P. Greubel						15,700 [5]	237,070		
						25,110 [6]	379,161		
						15,460 [7]]	233,446		
								15,990	241,449
	83,333	0		10.01	5/6/2012				
	175,000	0		9.03	1/17/2013				
	15,733	7,867		23.90	5/20/2014				
	8,454	16,906		26.93	3/7/2015				
	0	62,250		16.81	5/18/2016				
Robert J. Smith						2,500 [5]	37,750		
						4,650 [6]	70,215		
						4,080 [7]	61,608		
								4,220	63,722
	2,400	1,200		23.90	5/20/2014				
	3,333	1,667		24.65	10/20/2014				
	1,567	3,133		26.93	3/7/2015				
	0	16,440		16.81	5/18/2016				
Richard J Giromini						6,000 [5]	90,600		
						9,460 [6]	142,846		
						6,140 [7]	92,714		
								6,350	95,885
	65,000	0		8.65	7/15/2012				
	35,000	0		9.03	1/17/2013				
	6,600	3,300		23.90	5/20/2014				
	3,187	6,373		26.93	3/7/2015				
	0	24,710		16.81	5/18/2016				
Rodney P. Ehrlich						3,000 [5]	45,300		
						5,130 [6]	77,463		
						3,120 [7]	47,112		
								3,225	48,698
	10,000	0		28.75	9/16/2007				
	4,000	0		21.56	9/17/2009				
	20,000	0		9.03	1/17/2013				
	3,200	1,600		23.90	5/20/2014				
	1,727	3,453		26.93	3/7/2015				
	0	12,550		16.81	5/18/2016				
Bruce N. Ewald						12,500 [8]	188,750		
						2,770 [7]	41,827		
								2,865	43,262
	0	10,000		25.41	3/21/2015				
	0	11,150		16.81	5/18/2016				

(1) The vesting date of each service-based option award that is not otherwise fully vested is listed in the table below by expiration date:

Expiration Date	Vesting Schedule and Date
05/20/2014	Three equal installments on May 20, 2005, 2006 and 2007
10/20/2014	Three equal installments on October 20, 2005, 2006 and 2007
03/07/2015	Three equal installments on March 7, 2006, 2007 and 2008
03/21/2015	Vests in full on March 21, 2007
05/18/2006	Three equal installments on May 18, 2007, 2008 and 2009

(2) The recipient is entitled to receive dividends on shares of restricted stock when paid during the restriction period.
(3) Value calculated by multiplying the closing market price of our Common Stock on December 29, 2006, or $15.10, by the number of shares or units, as applicable.
(4) The performance share units vest in full on May 18, 2009 contingent on our achievement of performance targets described above in the Compensation Discussion and Analysis — Long-Term Incentive Plan.
(5) Represents service-based restricted stock awards that vest in three equal installments on May 20, 2007, 2008 and 2009.
(6) Represents service-based restricted stock awards that vest in three equal installments on March 7, 2008, 2009 and 2010.
(7) Represents service-based restricted stock awards that vest in full on May 18, 2009.
(8) Represents service-based restricted stock awards that vest in full on March 21, 2007.

Option Exercises and Stock Vested

There were no stock option exercises by, or any stock that vested for, any of our NEOs in 2006.

Non-Qualified Deferred Compensation

Name	Executive Contribution in last FY [(1)] ($)	Registrant Contributions in last FY [(2)] ($)	Aggregate Earnings in last FY (#)	Aggregate Withdrawals / Contributions ($)	Aggregate Balance at Last FYE [(3)] ($)
William P. Greubel	84,646	28,215	36,696	-	466,266
Robert J. Smith	14,631	11,705	10,597	-	80,943
Richard J Giromini	22,550	18,040	19,088	-	257,494
Rodney P. Ehrlich	57,011	11,402	10,752	-	127,514
Bruce N. Ewald	0	0	1,070	-	14,017

(1) Amounts reflected in this column represent a portion of each NEO's salary deferred in 2006. These amounts are also included in the salary column in the Summary Compensation Table above.

(2) The amounts in this column are also included in the Summary Compensation Table above in the All other Compensation column as the NQP match on regular earnings for 2006.

(3) The following represents the extent to which the amounts reported in the aggregate balance column were previously reported as compensation to our NEOs in our Summary Compensation Table for previous years:

Name	2006	Previous Years
William P. Greubel	$112,861	$291,187
Robert J. Smith	26,336	47,056
Richard J Giromini	40,590	127,822
Rodney P. Ehrlich	68,413	51,526
Bruce N. Ewald	0	12,600

Eligible highly-compensated employees, including the NEOs, and our directors may defer receipt of all or part of their cash compensation under the deferred compensation plan. Amounts deferred under this program are invested among the investment funds listed in the Service Agreement for the program from time to time pursuant to the participant's direction and participants become entitled to the returns on those investments. Participants may elect to receive the funds in a lump sum or in up to 10 annual installments following retirement, but may not make withdrawals during their employment, except in the event of hardship as approved by the Company. The deferred compensation plan is unfunded and subject to forfeiture in the event of bankruptcy.

Potential Payments on Termination or Change-in-Control

The section below describes the payments that may be made to NEOs in connection with a change-in-control or pursuant to certain termination events.

Executive Severance Plan. In the absence of an employment agreement that provides for superior benefits, our Executive Severance Plan provides severance benefits to our officers, including our NEOs, in the event we terminate their employment without cause. Under this plan, our NEOs are eligible for a severance payment, on a bi-weekly basis, equal to the NEO's base salary for a period of one month or, if the executive executes a general release, for a period of up to 18 months. In addition to the severance payment, the executive is entitled to receive a lump sum amount equal to his or her COBRA healthcare premiums for the duration of the severance period.

Change-in-Control. We provide severance pay and benefits in connection with a "change-in-control" and Qualifying Termination, as defined below, to some of our executives, including all of the NEOs except for Mr. Greubel, in accordance with the terms of a change-in-control policy that we adopted in December 2005. Benefits under the policy are payable in the event of a termination within twelve months after a change-in-control that is either by Wabash without "cause" or by the executive for "good reason" (a "Qualifying Termination"). In the case of Mr. Giromini, he will not receive payments under our change-in-control policy if he is entitled to greater benefits under the terms of his employment agreement. An executive must execute a release in favor of the Company to receive benefits under the policy.

In the case of Mr. Giromini, the benefits under the policy upon a Qualifying Termination are a severance payment of two times base salary plus two times his target bonus for the year in which the Qualifying Termination occurs. In addition, a payment will be made for a pro-rata portion of his target bonus for the current year, and health benefits will be continued for two years (or until comparable coverage is obtained by him).

In the case of our NEOs, other than Messrs. Greubel and Giromini, the benefits under the policy upon a Qualifying Termination are a severance payment of one and one-half times base salary plus one and one-half times the executive's target bonus for the year in which the Qualifying Termination occurs. In addition, a payment will be made for a pro-rata portion of the executive's target bonus for the current year, and health benefits will be continued for one and one-half years (or until comparable coverage is obtained by the executive).

Mr. Giromini's Agreement. Mr. Giromini's employment agreement, described above, has certain provisions that provide for payments to him in the event of the termination of his employment or in the event of a termination of his employment in connection with a change-in-control. Mr. Greubel had an agreement with identical provisions until his prior employment agreement was superseded on January 1, 2007, when he ceased to serve as our Chief Executive Officer.

- *Termination for cause or good reason* — In the event that Mr. Giromini's employment is terminated for "cause" or without "good reason" (each as defined below), we will pay the compensation and benefits otherwise payable to him through the termination date of his employment. However, Mr. Giromini shall not be entitled to any bonus payment for the fiscal year in which he is terminated without cause.
- *Termination by reason of death or disability* — If Mr. Giromini's employment is terminated by reason of death or disability, we are required to pay to him or his estate, as the case may be, the compensation and benefits otherwise payable to him through his date of termination, and a pro-rated bonus payment for the portion of the year served. In addition, Mr. Giromini, or his estate, will maintain all of his rights in connection with his vested options.
- *Termination without cause or for good reason* — In the event that we terminate Mr. Giromini's employment without "cause," or he terminates employment for "good reason," we are required to pay to him his then current base salary for a period of two years. During such two-year period, or until Mr. Giromini is eligible to receive benefits from another employer, whichever is longer, we will continue his participation in our group health plans and such benefits will be in addition to any other benefits due to him under any other health plan. In addition, Mr. Giromini will maintain his rights in connection with his vested options. Furthermore, if Mr. Giromini's termination occurs at our election without cause, he is entitled to receive a proorata portion of his bonus for the year in which he is terminated.
- *Termination without cause or for good reason in connection with a change-in-control* — In the event that we terminate Mr. Giromini's employment without "cause," or he terminates employment for "good reason," within 180 days of a "change of control" (as defined below) we are required to pay to him a sum equal to three times his then base salary plus his target bonus for that fiscal year. We are also required to pay to him the compensation and benefits otherwise payable to him through the last day of his employment. In addition, any unvested stock options or restricted stock held by Mr. Giromini shall immediately and fully vest upon his termination. Furthermore, at our election, we are required to either continue Mr. Giromini's benefits for a period of three years following his termination or pay him a lump sum payment equal to three years' premiums (at the rate and coverage level applicable at termination) under the our health and dental insurance policy plus three years' premiums under our life insurance policy. Any change of control payment that becomes subject to the excise tax imposed by Section 4999 of the Internal Revenue Code or any interest or penalties with respect to such excise tax, including any additional excise tax, interest or penalties imposed on the restorative payment, requires that we make an additional restorative payment to Mr. Giromini that will fund the payment of such taxes, interest and penalties.

The payments and benefits payable to Mr. Giromini described above are contingent upon his execution of a general release of all claims acceptable to Mr. Giromini and us. Mr. Giromini has agreed not to compete with us during the term of his agreement and for a period of two years after termination for any reason.

As provided for under the Company's change-in-control policy and his employment agreement, Mr. Giromini, upon a change-in-control, is entitled to receive benefits under either the change-in-control policy or his employment agreement, but not both.

For purposes of Mr. Giromini's employment agreement, the following definitions apply:

- "Change of Control" means:
    - (A) any person becomes the beneficial owner of our securities representing 50% or more of the combined voting power of our then outstanding securities;
    - (B) during any 2-year period, individuals who at the beginning of such period constitute the Board of Directors, including any new director whose election resulted from a vacancy on the Board of Directors caused by the mandatory retirement, death, or disability of a director and was approved by a vote of at least two-thirds of the directors then still in office who were directors at the beginning of the period, cease for any reason to constitute a majority of the Board of Directors;
    - (C) we consummate a merger or consolidation with or into another corporation, the result of which is that our stockholders at the time of the execution of the agreement to merge or consolidate own less than eighty percent (80%) of the total equity of the corporation surviving or resulting from the merger or consolidation or of a corporation owning 100% of the total equity of such surviving or resulting corporation;
    - (D) the sale in one or a series of transactions of all or substantially all of our assets;
    - (E) any person has commenced a tender or exchange offer, or entered into an agreement or received an option to acquire beneficial ownership of 50% or more of our voting shares, unless the Board of Directors has made a reasonable determination that such action does not constitute and will not constitute a change of control; or
    - (F) there is a change of control of a nature that would be required to be reported in response to item 6(e) of Schedule 14A of Regulation 14A under the Securities Exchange Act of 1934 other than in circumstances specifically covered by clauses (A)-(E) above.
- "Good Reason" means:
    - (a) a material diminishment of Mr. Giromini's position, duties, or responsibilities;
    - (b) the assignment by us to him of substantial additional duties or responsibilities that are inconsistent with the duties or responsibilities then being carried out by him and which are not duties of an executive nature;
    - (c) a material breach of the employment agreement by us, and our failure to cure such breach within 20 business days of written notice specifying the breach;
    - (d) material fraud on our part; or
    - (e) discontinuance of the active operation of our business, or our insolvency, or the filing by or against us of a petition in bankruptcy or for reorganization or restructuring pursuant to applicable insolvency or bankruptcy law.

Mr. Greubel's Agreement. Mr. Greubel's employment agreement that was in effect during 2006 contained terms that were nearly identical to Mr. Giromini's agreement. In connection with Mr. Greubel stepping down as our Chief Executive officer and his subsequent entry into an Executive Director Agreement with us, Mr. Greubel no longer has any payments that are specifically tied to a change-in-control.

In the event that Mr. Greubel's employment with us is terminated without cause, or it is terminated by Mr. Greubel as a result of a material breach of the agreement by us, which is not corrected within twenty (20) business days of the receipt of written notice specifying the breach, or the discontinuance of the active operation of our business or our insolvency or bankruptcy, we shall pay compensation and benefits earned through the last day of Mr. Greubel's actual employment. Assuming the attainment of the individual and corporate objectives, Mr. Greubel would be entitled also to receive a pro-rata portion of his bonus for the year in which he is terminated without cause. We have also agreed that we would continue, through January 1, 2009, to pay his base salary, make the payments for his executive life insurance and, at his election, continue coverage under our benefit plans or pay a lump sum equal to the premiums we would have paid to continue such coverage. In addition, all unvested equity awards held by Mr. Greubel on the last day of actual employment would vest when they are otherwise scheduled to vest (without regard to the fact that his employment has terminated). Furthermore, we have agreed that, if any of the preceding payments, benefits, or distributions would be subject to excise taxes under Section 4999 of the Internal Revenue Code, including any related interest and penalties, we would make such additional payments to fund the imposed excise taxes, including those imposed on the original and additional payments.

Payment and Benefit Estimates

The table below was prepared to reflect the estimated payments that would have been made pursuant to the policies and agreements described above. Except as otherwise noted, the estimated payments were calculated as though the applicable triggering event occurred and the NEO's employment was terminated on December 31, 2006, using the share price of $15.10 of our Common Stock as of December 29, 2006, the last business day of 2006. With respect to Messrs. Greubel and Giromini, the termination date is as of December 31, 2006; however, the estimated payments are based on the terms of the January 1, 2007 Executive Director Agreement for Mr. Greubel and the amended employment agreement for Mr. Giromini, including the 2007 base salary and bonus award terms.

Executive	Aggregate Severance Pay	Incremental Pension Benefits/ Retiree Medical	Accelerated Vesting of Equity Value			Welfare Benefits Continuation	Parachute Tax Gross-up Payment	Total
			Performance Shares	Restricted Stock	Stock Options			
William P. Greubel								
Voluntary termination	$ -		$ -	-	$-	$ -	$ -	$
Termination without Cause or by executive for good reason.	672,000		482,898	849,677	-	93,601	-	$2,098,176
Termination following a Change-in-Control	-		-	-	-	-	-	
Robert J. Smith								
Voluntary termination	-		-	-	-	-	-	-
Termination without Cause or by executive for good reason.	450,000		-	-	-	16,240	-	466,240
Termination following a Change-in-Control	675,000		127,444	169,573	-	16,240	-	988,257
Richard J. Giromini								
Voluntary termination	-		-	-	-	-	-	
Termination without Cause or by executive for good reason.	2,232,000		-	-	-	120,993	-	2,352,993
Termination following a Change-in-Control	2,356,000		191,770	326,160	-	181,489	1,251,194	4,306,613
Rodney P. Ehrlich								
Voluntary termination	-		-	-	-	-	-	-
Termination without Cause or by executive for good reason.	429,510		-	-	-	10,404	-	439,914
Termination following a Change-in-Control	-		97,395	169,875	-	-	-	267,270
Bruce N. Ewald								
Voluntary termination	-		-	-	-	-	-	
Termination without Cause or by executive for good reason.	381,615		-	-	-	15,816	-	397,431
Termination following a Change-in-Control	553,342		86,523	230,577	-	15,816	-	886,257

General Assumptions.

- The amounts shown do not include distributions of plan balances under the Wabash National Deferred Compensation plan. Those amounts are shown in the Nonqualified Deferred Compensation table.
- No payments or benefits are payable or due upon a voluntary termination or termination for cause, other than amounts already earned.
- Bonus amounts payable are at the target level.

Equity-based Assumptions.

- All performance-based restricted stock and service-based restricted stock are treated as fully earned, and the period of restriction lapses upon the triggering event.
- Performance-based restricted stock shares treated as earned at the target level.
- For all NEOs (other than Mr. Gruebel) all unexercisable options accelerate and become exercisable upon termination following a change of control event, however, as of December 29, 2006 all such unexercisable shares of the NEOs had no value upon their becoming exercisable on such date.
- Mr. Greubel's stock options only accelerate in the event we terminate him without cause or he terminates for good reason, however, as of December 29, 2006 all of his unexercisable shares had no value upon their becoming exercisable on such date.

PROPOSAL 2

Approval of the Wabash National Corporation 2007 Omnibus Incentive Plan

This section provides a summary of the terms of the 2007 Omnibus Incentive Plan and the proposal to approve the plan.

The Board of Directors approved the 2007 Omnibus Incentive Plan on February 27, 2007, subject to approval from our stockholders at this meeting. We are asking our stockholders to approve our 2007 Omnibus Incentive Plan as we believe that approval of the plan is essential to our continued success. The purpose of the 2007 Omnibus Incentive Plan is to attract and retain highly qualified officers, directors, key employees and other key individuals and to motivate these individuals to serve the Company and to expend maximum effort to improve the business results and earnings of the Company by providing these individuals an opportunity to acquire or increase a direct proprietary interest in the operations and future success of the Company. In the judgment of the Board of Directors, an initial or increased grant under the 2007 Omnibus Incentive Plan will be a valuable incentive and will serve to the ultimate benefit of stockholders by aligning more closely the interests of 2007 Omnibus Incentive Plan participants with those of our stockholders.

On the Record Date, the number of shares of Common Stock reserved for issuance under the 2007 Omnibus Incentive Plan was equal to the sum of two million five hundred thousand (2,500,000) shares of Common Stock plus any shares of Common Stock that are subject to outstanding awards granted under the Company's 2004 Stock Incentive Plan that expire or are forfeited, canceled or settled for cash after the effective date of the 2007 Omnibus Incentive Plan without delivery of shares of Common Stock. On the Record Date, the closing price of our Common Stock was $15.49 per share.

As of April 2, 2007, we had 1,171,626 shares of Common Stock underlying all outstanding stock options with a weighted average exercise price of $16.57 and a weighted average remaining term of 6.61 years, 268,902 shares of outstanding unvested restricted Common Stock and 155,520 shares of Common Stock underlying unvested restricted performance shares units. If our stockholders approve the 2007 Omnibus Incentive Plan, the 45,676 shares available as of April 2, 2007 for issuance under our 2004 Stock Incentive Plan and the 70,253 shares available as of that date for issuance under our 2000 Stock Option and Incentive Plan will no longer be available for grant under those plans.

Because participation and the types of awards under the 2007 Omnibus Incentive Plan are subject to the discretion of the Compensation Committee, the benefits or amounts that will be received by any participant or groups of participants if the 2007 Omnibus Incentive Plan is approved are not currently determinable. There are currently no participants in the 2007 Omnibus Incentive Plan. On the Record Date, there were approximately 7 executive officers, 3,951 employees and 7 non-employee directors of the Company and its subsidiaries who were eligible to participate in the 2007 Omnibus Incentive Plan.

Unless otherwise indicated, properly executed proxies will be voted in favor of Proposal 2 to approve the 2007 Omnibus Incentive Plan.

The Board of Directors recommends that stockholders vote "FOR" the approval of the 2007 Omnibus Incentive Plan.

Description of the Plan

A description of the provisions of the 2007 Omnibus Incentive Plan is set forth below. This summary is qualified in its entirety by the detailed provisions of the 2007 Omnibus Incentive Plan, a copy of which is attached as Annex A to this proxy statement.

Administration. The 2007 Omnibus Incentive Plan is administered by the Compensation Committee of the Board of Directors. Subject to the terms of the plan, the Compensation Committee may select participants to receive awards, determine the types of awards and terms and conditions of awards, and interpret provisions of the plan. Members of the Compensation Committee serve at the pleasure of the Board of Directors.

Common Stock Reserved for Issuance under the Plan. The Common Stock issued or to be issued under the 2007 Omnibus Incentive Plan consists of authorized but unissued shares and treasury shares. If any shares covered by an award are not purchased or are forfeited, or if an award otherwise terminates without delivery of any Common Stock, then the number of shares of Common Stock counted against the aggregate number of shares available under the plan with respect to the award will, to the extent of any such forfeiture or termination, again be available for making awards under the 2007 Omnibus Incentive Plan.

Eligibility. Awards may be made under the 2007 Omnibus Incentive Plan to directors, officers and employees of, or consultants to, the Company or any of our affiliates and to any other individual whose participation in the plan is determined to be in the best interests of the Company by the Board of Directors.

Amendment or Termination of the Plan. The Board of Directors may terminate or amend the plan at any time and for any reason. The 2007 Omnibus Incentive Plan shall terminate in any event ten years after its effective date. Amendments will be submitted for stockholder approval to the extent required by the Internal Revenue Code or other applicable laws, rules or regulations. In addition, an amendment will be contingent on approval of the Company's stockholders if the amendment would: (i) materially increase the benefits accruing to participants under the plan, (ii) materially increase the aggregate number of shares of Common Stock that may be issued under the plan, or (iii) materially modify the requirements as to eligibility for participation in the plan.

Options. The 2007 Omnibus Incentive Plan permits the granting of options to purchase shares of Common Stock intended to qualify as incentive stock options under the Internal Revenue Code and stock options that do not qualify as incentive stock options.

The exercise price of each stock option may not be less than 100% of the fair market value of our Common Stock on the date of grant. The fair market value is generally determined as the closing price of the Common Stock on the date of grant. In the case of certain 10% stockholders who receive incentive stock options, the exercise price may not be less than 110% of the fair market value of the Common Stock on the date of grant. An exception to these requirements is made for options that the Company grants in substitution for options held by employees of companies that the Company acquires. In such a case the exercise price is adjusted to preserve the economic value of the employee's stock option from his or her former employer.

The term of each stock option is fixed by the Compensation Committee and may not exceed 10 years from the date of grant. The Compensation Committee determines at what time or times each option may be exercised and the period of time, if any, after retirement, death, disability or termination of employment during which options may be exercised. Options may be made exercisable in installments. The exercisability of options may be accelerated by the Compensation Committee.

In general, an optionee may pay the exercise price of an option by cash, certified check, by tendering shares of Common Stock, or by means of a broker-assisted cashless exercise.

Stock options and stock appreciation rights may not be repriced absent stockholder approval. This provision applies to both direct repricings (lowering the exercise price of an outstanding grant) and indirect repricings (canceling an outstanding grant and granting a replacement grant with a lower exercise price).

Stock options and stock appreciation rights granted under the 2007 Omnibus Incentive Plan may not be sold, transferred, pledged or assigned other than by will or under applicable laws of descent and distribution. However, the Company may permit limited transfers of non-qualified options for the benefit of immediate family members of grantees to help with estate planning concerns.

Other Awards. The Compensation Committee may also award:

- shares of unrestricted stock, which are shares of Common Stock at no cost or for a purchase price determined by the Compensation Committee and which are free from any restrictions under the plan. Unrestricted shares of Common Stock may be issued to participants in recognition of past services or other valid consideration, and may be issued in lieu of cash compensation to be paid to participants. No more than 5% of the number of shares of Common Stock available for issuance under the plan may be granted as shares of unrestricted stock;
- restricted stock, which are shares of Common Stock subject to restrictions.
- stock units, which are Common Stock units subject to restrictions.
- dividend equivalent rights, which are rights entitling the recipient to receive credits for dividends that would be paid if the recipient had held a specified number of shares of Common Stock.
- stock appreciation rights, which are rights to receive a number of shares or, in the discretion of the Compensation Committee, an amount in cash or a combination of shares and cash, based on the increase in the fair market value of the shares underlying the right during a stated period specified by the Compensation Committee.
- performance and annual incentive awards, ultimately payable in Common Stock or cash, as determined by the Compensation Committee. The Compensation Committee may grant multi-year and annual incentive awards subject to achievement of specified goals tied to business criteria (described below). The Compensation Committee may specify the amount of the incentive award as a percentage of these business criteria, a percentage in excess of a threshold amount or as another amount which need not bear a strictly mathematical relationship to these business criteria. The Compensation Committee may modify, amend or adjust the terms of each award and performance goal. Awards to individuals who are covered under Section 162(m) of the Internal Revenue Code, or who the Compensation Committee designates as likely to be covered in the future, will comply with the requirement that payments to such employees qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code to the extent that the Compensation Committee so designates. Such employees include the chief executive officer and the four highest compensated executive officers (other than the chief executive officer) determined at the end of each year (the "covered employees").

Restricted stock and stock units that vest solely by the passage of time may not vest in full in less than three (3) years from the date of grant, and restricted stock and stock units for which vesting may be accelerated by achieving performance targets may not vest in full in less than one (1) year from the grant date.

Effect of Certain Corporate Transactions. Certain change of control transactions involving us, such as a sale of the Company, may cause awards granted under the 2007 Omnibus Incentive Plan to vest, unless the awards are continued or substituted for in connection with the change of control transaction.

Adjustments for Stock Dividends and Similar Events. The Compensation Committee will make appropriate adjustments in outstanding awards and the number of shares available for issuance under the 2007 Omnibus Incentive Plan, including the individual limitations on awards, to reflect stock splits and other similar events.

Section 162(m) of the Internal Revenue Code. Section 162(m) of the Internal Revenue Code limits publicly-held companies such as the Company to an annual deduction for federal income tax purposes of $1 million for compensation paid to their covered employees. However, performance-based compensation is excluded from this limitation. The 2007 Omnibus Incentive Plan is designed to permit the Compensation Committee to grant awards that qualify as performance-based for purposes of satisfying the conditions of Section 162(m).

To qualify as performance-based:

(i) the compensation must be paid solely on account of the attainment of one or more pre-established, objective performance goals;

(ii) the performance goal under which compensation is paid must be established by a compensation committee comprised solely of two or more directors who qualify as outside directors for purposes of the exception;

(iii) the material terms under which the compensation is to be paid must be disclosed to and subsequently approved by stockholders of the corporation before payment is made in a separate vote; and

(iv) the compensation committee must certify in writing before payment of the compensation that the performance goals and any other material terms were in fact satisfied.

In the case of compensation attributable to stock options, the performance goal requirement (summarized in (i) above) is deemed satisfied, and the certification requirement (summarized in (iv) above) is inapplicable, if the grant or award is made by the compensation committee; the plan under which the option is granted states the maximum number of shares with respect to which options may be granted during a specified period to an employee; and under the terms of the option, the amount of compensation is based solely on an increase in the value of the Common Stock after the date of grant.

Under the 2007 Omnibus Incentive Plan, one or more of the following business criteria, on a consolidated basis, and/or with respect to specified subsidiaries or business units (except with respect to the total stockholder return and earnings per share criteria), are used exclusively by the Compensation Committee in establishing performance goals:

- total stockholder return;
- such total stockholder return as compared to total return (on a comparable basis) of a publicly available index such as, but not limited to, the Standard & Poor's 500 Stock Index;
- net income;
- pretax earnings;
- earnings before interest expense, taxes, depreciation and amortization;
- pretax operating earnings after interest expense and before bonuses, service fees and extraordinary or special items;
- operating margin;
- earnings per share;
- return on equity;
- return on capital;
- return on investment;
- operating earnings;
- working capital;
- ratio of debt to stockholders' equity; and
- revenue.

Business criteria may be measured on a GAAP or non-GAAP basis.

Under the Internal Revenue Code, a director is an "outside director" of the Company if he or she is not a current employee of the Company; is not a former employee who receives compensation for prior services (other than under a qualified retirement plan); has not been an officer of the Company; and does not receive, directly or indirectly (including amounts paid to an entity that employs the director or in which the director has at least a five percent ownership interest), remuneration from the Company in any capacity other than as a director.

The maximum number of shares of Common Stock subject to options or stock appreciation rights that can be awarded under the 2007 Omnibus Incentive Plan to any person is 625,000 per year. The maximum number of shares of Common Stock that can be awarded under the 2007 Omnibus Incentive Plan to any person, other than pursuant to an option or stock appreciation right, is 375,000 per year. The maximum amount that may be earned as an annual incentive award or other cash award in any fiscal year by any one person is $1,500,000 and the maximum amount that may be earned as a performance award or other cash award in respect of a performance period by any one person is $2,000,000.

Federal Income Tax Consequences

Incentive Stock Options. The grant of an option will not be a taxable event for the grantee or for the Company. A grantee will not recognize taxable income upon exercise of an incentive stock option (except that the alternative minimum tax may apply), and any gain realized upon a disposition of our Common Stock received pursuant to the exercise of an incentive stock option will be taxed as long-term capital gain if the grantee holds the shares of Common Stock for at least two years after the date of grant and for one year after the date of exercise (the "holding period requirement"). We will not be entitled to any business expense deduction with respect to the exercise of an incentive stock option, except as discussed below.

For the exercise of an option to qualify for the foregoing tax treatment, the grantee generally must be our employee or an employee of our subsidiary from the date the option is granted through a date within three months before the date of exercise of the option.

If all of the foregoing requirements are met except the holding period requirement mentioned above, the grantee will recognize ordinary income upon the disposition of the Common Stock in an amount generally equal to the excess of the fair market value of the Common Stock at the time the option was exercised over the option exercise price (but not in excess of the gain realized on the sale). The balance of the realized gain, if any, will be capital gain. We will be allowed a business expense deduction to the extent the grantee recognizes ordinary income, subject to our compliance with Section 162(m) of the Internal Revenue Code and to certain reporting requirements.

Non-Qualified Options. The grant of an option will not be a taxable event for the grantee or the Company. Upon exercising a non-qualified option, a grantee will recognize ordinary income in an amount equal to the difference between the exercise price and the fair market value of the Common Stock on the date of exercise. Upon a subsequent sale or exchange of shares acquired pursuant to the exercise of a non-qualified option, the grantee will have taxable capital gain or loss, measured by the difference between the amount realized on the disposition and the tax basis of the shares of Common Stock (generally, the amount paid for the shares plus the amount treated as ordinary income at the time the option was exercised).

If we comply with applicable reporting requirements and with the restrictions of Section 162(m) of the Internal Revenue Code, we will be entitled to a business expense deduction in the same amount and generally at the same time as the grantee recognizes ordinary income.

A grantee who has transferred a non-qualified stock option to a family member by gift will realize taxable income at the time the non-qualified stock option is exercised by the family member. The grantee will be subject to withholding of income and employment taxes at that time. The family member's tax basis in the shares of Common Stock will be the fair market value of the shares of Common Stock on the date the option is exercised. The transfer of vested non-qualified stock options will be treated as a completed gift for gift and estate tax purposes. Once the gift is completed, neither the transferred options nor the shares acquired on exercise of the transferred options will be includable in the grantee's estate for estate tax purposes.

In the event a grantee transfers a non-qualified stock option to his or her ex-spouse incident to the grantee's divorce, neither the grantee nor the ex-spouse will recognize any taxable income at the time of the transfer. In general, a transfer is made "incident to divorce" if the transfer occurs within one year after the marriage ends or if it is related to the end of the marriage (for example, if the transfer is made pursuant to a divorce order or settlement agreement). Upon the subsequent exercise of such option by the ex-spouse, the ex-spouse will recognize taxable income in an amount equal to the difference between the exercise price and the fair market value of the shares of Common Stock at the time of exercise. Any distribution to the ex-spouse as a result of the exercise of the option will be subject to employment and income tax withholding at this time.

Restricted Stock. A grantee who is awarded restricted stock will not recognize any taxable income for federal income tax purposes in the year of the award, provided that the shares of Common Stock are subject to restrictions (that is, the restricted stock is nontransferable and subject to a substantial risk of forfeiture). However, the grantee may elect under Section 83(b) of the Internal Revenue Code to recognize compensation income in the year of the award in an amount equal to the fair market value of the Common Stock on the date of the award (less the purchase price, if any), determined without regard to the restrictions. If the grantee does not make such a Section 83(b) election, the fair market value of the Common Stock on the date the restrictions lapse (less the purchase price, if any) will be treated as compensation income to the grantee and will be taxable in the year the restrictions lapse and dividends paid while the Common Stock is subject to restrictions will be subject to withholding taxes. If we comply with applicable reporting requirements and with the restrictions of Section 162(m) of the Internal Revenue Code, we will be entitled to a business expense deduction in the same amount and generally at the same time as the grantee recognizes ordinary income.

Stock Units. There are no immediate tax consequences of receiving an award of stock units under the 2007 Omnibus Incentive Plan. A grantee who is awarded stock units will be required to recognize ordinary income in an amount equal to the fair market value of shares issued to such grantee at the end of the restriction period or, if later, the payment date. If we comply with applicable reporting requirements and with the restrictions of Section 162(m) of the Internal Revenue Code, we will be entitled to a business expense deduction in the same amount and generally at the same time as the grantee recognizes ordinary income.

Dividend Equivalent Rights. Participants who receive dividend equivalent rights will be required to recognize ordinary income in an amount distributed to the grantee pursuant to the award. If we comply with applicable reporting requirements and with the restrictions of Section 162(m) of the Internal Revenue Code, we will be entitled to a business expense deduction in the same amount and generally at the same time as the grantee recognizes ordinary income.

Stock Appreciation Rights. There are no immediate tax consequences of receiving an award of stock appreciation rights under the 2007 Omnibus Incentive Plan. Upon exercising a stock appreciation right, a grantee will recognize ordinary income in an amount equal to the difference between the exercise price and the fair market value of the Common Stock on the date of exercise. If we comply with applicable reporting requirements and with the restrictions of Section 162(m) of the Internal Revenue Code, we will be entitled to a business expense deduction in the same amount and generally at the same time as the grantee recognizes ordinary income.

Performance and Annual Incentive Awards. The award of a performance or annual incentive award will have no federal income tax consequences for us or for the grantee. The payment of the award is taxable to a grantee as ordinary income. If we comply with applicable reporting requirements and with the restrictions of Section 162(m) of the Internal Revenue Code, we will be entitled to a business expense deduction in the same amount and generally at the same time as the grantee recognizes ordinary income.

Unrestricted Common Stock. Participants who are awarded unrestricted Common Stock will be required to recognize ordinary income in an amount equal to the fair market value of the shares of Common Stock on the date of the award, reduced by the amount, if any, paid for such shares. If we comply with applicable reporting requirements and with the restrictions of Section 162(m) of the Internal Revenue Code, we will be entitled to a business expense deduction in the same amount and generally at the same time as the grantee recognizes ordinary income.

Section 280(G). To the extent payments which are contingent on a change-in-control are determined to exceed certain Code limitations, they may be subject to a 20% nondeductible excise tax and the Company's deduction with respect to the associated compensation expense may be disallowed in whole or in part.

Section 409A. The Company intends for awards granted under the plan to comply with Section 409A of the Code. To the extent a grantee would be subject to the additional 20% excise tax imposed on certain nonqualified deferred compensation plans as a result of a provision of an award under the plan, the provision will be deemed amended to the minimum extent necessary to avoid application of the 20% excise tax.

Equity Compensation Plan Information

The following table summarizes information regarding our equity compensation plans as of December 31, 2006.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (A)	Weighted average exercise price of outstanding options, warrants and rights (B)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (A)) (C)
Equity Compensation plans approved by security holders	734,806 (1)	$21.16	40,286 (3)(5)
Equity Compensation plans not approved by security holders	455,074 (2)	$ 9.18	764,976 (4)(5)
Total	1,189,880	$16.58	805,262

(1) Consists of shares of Common Stock to be issued upon exercise of outstanding options granted under the Wabash National Corporation Amended 1992 Stock Option Plan, shares of Common Stock to be issued upon exercise of outstanding options granted under the Wabash National Corporation 1992 Directors Stock Option Plan, shares of Common Stock to be issued under the Wabash National Corporation Directors and Executives Deferred Compensation Plan, and shares of Common Stock to be issued upon exercise of outstanding options granted under the Wabash National Corporation 2004 Stock Incentive Plan. There are no securities that are currently issuable under the Wabash National Corporation Directors and Executives Deferred Compensation Plan, and the number of securities available for grant under that plan is indeterminable as that number is dependent upon future deferrals by eligible participants.

(2) Consists of shares of Common Stock to be issued upon exercise of outstanding options granted under the Wabash National Corporation 2000 Stock Option and Incentive Plan, shares of Common Stock to be issued under the Wabash National Corporation Stock Bonus Plan, shares of Common Stock to be issued under the Wabash National Corporation Employee Stock Purchase Plan and inducement options that were granted outside of any formal corporate plan.

(3) Consists of shares of Common Stock available for future issuance pursuant to our 2004 Stock Incentive Plan. All 40,286 shares of Common Stock available as of December 31, 2006 for future issuance under this plan were available for future issuance pursuant to grants in the form of restricted stock, stock units, unrestricted stock and other incentive awards, subject to certain limitations in the plan.

(4) Consists of shares of Common Stock available for future issuance pursuant to our Stock Bonus Plan, Employee Stock Purchase Plan, and 2000 Stock Option and Incentive Plan. Of the 764,976 shares of Common Stock available as of December 31, 2006 for future issuance under these plans, 69,750 shares were available under our 2000 Stock Option and Incentive Plan for future issuance pursuant to grants in the form of restricted stock, stock units, unrestricted stock and other incentive awards, subject to certain limitations in that plan.

(5) If our stockholders approve the 2007 Omnibus Incentive Plan, the 110,036 shares available as of December 31, 2006 under our 2004 Stock Incentive Plan and 2000 Stock Option and Incentive Plan will no longer be available for awards.

Restricted Stock and Stock Unit Grants

We have issued an aggregate of 486,010 shares of restricted stock and stock units pursuant to the Wabash National Corporation 2004 Stock Incentive Plan, of which 43,380 were forfeited or otherwise cancelled, and 11,250 vested, on or before December 31, 2006, with 431,380 remaining subject to forfeiture as of that date. We have issued an aggregate of 51,855 shares of restricted stock pursuant to the Wabash National Corporation 2000 Stock Option and Incentive Plan, of which 13,233 were forfeited or otherwise cancelled, and 22,867 vested, on or before December 31, 2006, with 15,755 remaining subject to forfeiture as of that date. We have issued an aggregate of 58,054 shares of restricted stock in the form of inducement grants, none of which were subject to forfeiture as of December 31, 2006.

2000 Stock Option and Incentive Plan

Our Board of Directors adopted the Wabash National Corporation 2000 Stock Option and Incentive Plan effective November 2000. This plan provides for the grant of non-qualified stock options and restricted stock in order to attract, retain and compensate directors, highly qualified officers, key employees and other persons. There were 2,000,000 shares of stock originally authorized for issuance under the plan. The exercise price for each option granted is set by the Compensation Committee, but is required to be at least the fair market value of a share of our Common Stock on the date of grant. The Compensation Committee sets the vesting schedule for each option granted and sets the restricted period for each grant of restricted stock. Upon a change-in-control of Wabash, all outstanding shares subject to options vest and all restrictions and conditions applicable to shares subject to restricted stock lapse. The term of the plan is 10 years, unless earlier terminated by the Board of Directors. As a result of the approval of the 2004 Stock Incentive Plan at our 2004 annual meeting of stockholders, the number of shares available for grant under the 2000 Stock Option and Incentive Plan was reduced to 100,000 shares, of which 69,750 remain available.

Employee Stock Purchase Plan

Our Board of Directors adopted the Wabash National Corporation Employee Stock Purchase Plan effective June 1993. This plan provides for the purchase of our Common Stock by certain employees in order to increase the employees' interest in our growth and success and to retain the employees' services. An employee purchases the stock by electing to have deducted from his or her payroll a whole percentage amount of at least two percent and no more than 15 percent of the employee's daily compensation. There were 300,000 shares of Common Stock originally authorized for issuance under the Employee Stock Purchase Plan, which amount reflects our 3 for 2 stock-split in July 1994. The purchase price for each share of Common Stock is the fair market value of the Common Stock on the last day of the applicable period. The Board of Directors may terminate this plan at any time. As of December 31, 2006, 241,736 shares of Common Stock remained available for grant under this plan.

Stock Bonus Plan

Our Board of Directors adopted the Wabash National Corporation Stock Bonus Plan effective January 1, 1997. This plan provides that stock may be awarded as supplementary compensation as an incentive and reward to eligible long service employees who, through industry, ability and exceptional service, contribute materially to our success. There were 500,000 shares of stock originally authorized for issuance under the Stock Bonus Plan, which amount reflects our 3 for 2 stock-split in July 1994. The Board of Directors has the authority to determine, in its sole discretion, the amount of individual stock bonus awards. This plan may be amended, suspended or terminated by the Board of Directors at any time. As of December 31, 2006, 453,490 shares of Common Stock remained available for grant under this plan.

Inducement Grants

We have issued non-qualified stock options outside of any plan in connection with inducing certain individuals to accept employment by us. In the aggregate, we have issued options to purchase 385,000 shares of Common Stock to three individuals. The exercise price for each option granted was set by the Compensation Committee at the fair market value of the shares subject to that option. The Compensation Committee set vesting schedules that vest over three years. Upon a change-in-control of Wabash, all outstanding shares subject to options vest. The term of each option is 10 years.

PROPOSAL THREE

Ratification of Appointment of Independent Registered Public Accounting Firm

Independent Registered Public Accounting Firm

The Audit Committee of the Board of Directors has appointed the accounting firm of Ernst & Young LLP the independent registered public accounting firm for the Company for the year ending December 31, 2007. Ernst & Young acted as our independent auditors for the year ended December 31, 2006. Representatives of Ernst & Young are expected to be present at the Annual Meeting and will have an opportunity to make a statement if they desire and are expected to be available to respond to appropriate questions. The Audit Committee is responsible for hiring, compensating and overseeing the independent registered public accounting firm, and reserves the right to exercise that responsibility at any time. If the appointment of Ernst & Young is not ratified by the stockholders, the Audit Committee is not obligated to appoint other registered public accounting firm, but the Audit Committee will give consideration to such unfavorable vote. THE BOARD OF DIRECTORS RECOMMEND THAT YOU VOTE FOR RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

Principal Accounting Fees and Services

The fees billed by Ernst & Young for professional services provided to us for the years ended December 31, 2006 and December 31, 2005 were as follows:

FEE CATEGORY	2006	2005
	(dollars in thousands)	
Audit Fees	$1,958	$1,250
Audit-Related Fees	79	15
Tax Fees	40	107
All Other Fees	150	177
Total Fees	$2,227	$1,549

Audit Fees. Consist of fees billed for professional services rendered for the audit of our consolidated financial statements, review of the interim consolidated financial statements included in quarterly reports and services provided by Ernst & Young in connection with our securities offerings and registration statements.

Audit-Related Fees. Consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under "Audit Fees." In 2005 and 2006, these services included audits of benefit plans, audits, accounting consultation, consulting on internal controls and other audit-related services.

Tax Fees. Consist of fees billed for professional services for tax compliance, tax advice and tax planning. In 2005 and 2006, these services include assistance related to state tax filing and incentives reviews of corporation tax filings, consulting or net operating loss treatments, and review of tax audits.

All Other Fees. In 2005, these services include the performance of financial due diligence and other related services provided in connection with our acquisition of the outstanding stock of Transcraft Corporation, which transaction closed in March 2006, and other potential transactions.

In 2006, all Ernst & Young LLP fees were pre-approved by the Audit Committee pursuant to the policy described below. After consideration, the Audit Committee has concluded that the provision of non-audit services by Ernst & Young LLP to Wabash is compatible with maintaining the independence of Ernst & Young LLP.

Pre-Approval Policy for Audit and Non-Audit Fees

The Audit Committee's policy is to pre-approve all audit and permissible non-audit services performed by our independent public accountants. These services may include audit services, audit-related services, tax services and other services. For audit services, the independent auditor provides an engagement letter in advance of the meeting of the Audit Committee that occurs in connection with our annual meeting of stockholders, outlining the scope of the audit and related audit fees. If agreed to by the Audit Committee, this engagement letter is formally accepted by the Audit Committee at the meeting of the Audit Committee.

For all services, our senior management submits to the Audit Committee a request that the Audit Committee approve specific services recommended by management and engage our independent auditor to provide such services. In addition, the Audit Committee pre-approves all non-audit services that the independent auditor is permitted to provide from time-to-time during the year. Prior to approval by the Audit Committee, all fee proposals for non-audit services must be approved in advance in writing by the requesting department head and by the Corporate Controller; any fee proposal greater than $25,000 must also be approved in advance in writing by the Chief Financial Officer; and any fee proposal greater than $100,000 must also be approved in advance in writing by the Chairman of the Audit Committee. The Audit Committee will be informed routinely as to the non-audit services actually provided by the independent auditor pursuant to this pre-approval process.

Audit Committee Report

THE FOLLOWING REPORT OF THE AUDIT COMMITTEE DOES NOT CONSTITUTE SOLICITING MATERIAL AND SHOULD NOT BE DEEMED FILED OR INCORPORATED BY REFERENCE INTO ANY OTHER FILING BY US UNDER THE SECURITIES ACT OF 1933 OR THE SECURITIES EXCHANGE ACT OF 1934, EXCEPT TO THE EXTENT WE SPECIFICALLY INCORPORATE THIS REPORT.

The Audit Committee of the Board of Directors in fiscal 2006 consisted of Ms. Kushner and Messrs. Magee and Sorensen. Mr. Hackett was also a member of the Audit Committee in fiscal 2006 until his retirement from the Board of Directors at the 2006 Annual Meeting of Stockholders. The Committee's responsibilities are described in a written charter adopted by the Board of Directors in May, 2006. The charter is available on our website at www.wabashnational.com or by writing to us at Wabash National Corporation, Attention: Corporate Secretary, P.O. Box 6129, Lafayette, Indiana 47903.

As part of its ongoing activities, the Audit Committee has:

- Reviewed and discussed with management our audited consolidated financial statements for the fiscal year ended December 31, 2006;
- Discussed with Ernst & Young, our independent auditors for fiscal 2006, the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees, as currently in effect; and
- Received the written disclosures and the letter from the independent auditors required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, as currently in effect, and has discussed with the independent auditors their independence.

On the basis of these reviews and discussions, the Audit Committee recommended that our audited consolidated financial statements be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2006, for filing with the SEC.

AUDIT COMMITTEE
Stephanie K. Kushner
Larry J. Magee
Scott K. Sorensen

General Matters

Availability of Certain Documents

A copy of our 2006 Annual Report on Form 10-K is enclosed with the mailing of this Proxy Statement. You also may obtain additional copies without charge and without the exhibits by writing to: Wabash National Corporation, Attention: Corporate Secretary, P.O. Box 6129, Lafayette, Indiana 47903. These documents also are available through our website at www.wabashnational.com.

The charters for our Audit, Compensation and Nomination and Corporate Governance Committees, as well as our Corporate Governance Guidelines and our Code of Business Conduct and Ethics, are available on the Investors page of the Company Info section of our website at www.wabashnational.com and are available in print without charge by writing to: Wabash National Corporation, Attention: Corporate Secretary, P.O. Box 6129, Lafayette, Indiana 47903.

Stockholder Proposals and Nominations

Stockholder Proposals for Inclusion in 2008 Proxy Statement. To be eligible for inclusion in the proxy statement for our 2008 annual meeting, stockholder proposals must be received by the Company's Corporate Secretary no later than the close of business on December 27, 2007. Proposals should be sent to Wabash National Corporation, Attention: Corporate Secretary, P.O. Box 6129, Lafayette, Indiana 47903 and follow the procedures required by Rule 14a-8 of the Securities Exchange Act of 1934.

Stockholder Director Nominations and other Stockholder Proposals for Presentation at the 2008 Annual Meeting. Under our Bylaws, written notice of stockholder nominations to the Board of Directors and any other business proposed by a stockholder that is not to be included in our proxy statement must be delivered to the Company's Corporate Secretary not less than 90 nor more than 120 days prior to the first anniversary of the preceding year's annual meeting. Accordingly, any stockholder who wishes to have a nomination or other business considered at the 2008 annual meeting of stockholders must deliver a written notice (containing the information specified in our Bylaws regarding the stockholder, the nominee and the proposed action, as appropriate) to the Company's Corporate Secretary between January 26, 2008 and February 25, 2008. SEC rules permit management to vote proxies in its discretion with respect to such matters if we advise stockholders how management intends to vote. A nomination or other proposal will be disregarded if it does not comply with the above procedure and any additional requirements set forth in our Bylaws. Please note that these requirements are separate from the SEC's requirements to have your proposal included in our proxy materials.

Other Matters

As of the date of this Proxy Statement, the Board of Directors does not intend to present at the Annual Meeting any matters other than those described herein and does not know of any matters that will be presented by other parties. If any other matter is properly brought before the meeting for action by the stockholders, proxies in the enclosed form returned to Wabash will be voted in accordance with the recommendation of the Board of Directors or, in the absence of such a recommendation, in accordance with the judgment of the proxy holder.

By Order of the Board of Directors

CYNTHIA J. KRETZ
Vice President General Counsel
and Corporate Secretary

April 24, 2007

Annex A

WABASH NATIONAL CORPORATION

2007 OMNIBUS INCENTIVE PLAN

WABASH NATIONAL CORPORATION

2007 OMNIBUS INCENTIVE PLAN

Wabash National Corporation, a Delaware corporation (the "Company"), sets forth herein the terms of its 2007 Omnibus Incentive Plan (the "Plan"), as follows:

1. PURPOSE

The Plan is intended to enhance the Company's and its Affiliates' (as defined herein) ability to attract and retain highly qualified officers, directors, key employees, and other persons, and to motivate such persons to serve the Company and its Affiliates and to expend maximum effort to improve the business results and earnings of the Company, by providing to such persons an opportunity to acquire or increase a direct proprietary interest in the operations and future success of the Company. To this end, the Plan provides for the grant of stock options, stock appreciation rights, restricted stock, stock units, unrestricted stock, dividend equivalent rights and cash awards. Any of these awards may, but need not, be made as performance incentives to reward attainment of annual or long-term performance goals in accordance with the terms hereof. Stock options granted under the Plan may be non-qualified stock options or incentive stock options, as provided herein.

2. DEFINITIONS

For purposes of interpreting the Plan and related documents (including Award Agreements), the following definitions shall apply:

2.1 **"Affiliate"** means, with respect to the Company, any company or other trade or business that controls, is controlled by or is under common control with the Company within the meaning of Rule 405 of Regulation C under the Securities Act, including, without limitation, any Subsidiary.

2.2 **"Annual Incentive Award"** means an Award made subject to attainment of performance goals (as described in **Section 14**) over a performance period of up to one year (the Company's fiscal year, unless otherwise specified by the Committee).

2.3 **"Award"** means a grant of an Option, Stock Appreciation Right, Restricted Stock, Unrestricted Stock, Stock Unit, Dividend Equivalent Rights, or cash award under the Plan.

2.4 **"Award Agreement"** means the written agreement between the Company and a Grantee that evidences and sets out the terms and conditions of an Award.

2.5 **"Benefit Arrangement"** shall have the meaning set forth in **Section 15** hereof.

2.6 **"Board"** means the Board of Directors of the Company.

2.7 **"Cause"** means, as determined by the Board and unless otherwise provided in an applicable agreement with the Company or an Affiliate, (i) gross negligence or willful misconduct in connection with the performance of duties; (ii) conviction of a criminal offense (other than minor traffic offenses); or (iii) material breach of any term of any employment, consulting or other services, confidentiality, intellectual property or non-competition agreements, if any, between the Service Provider and the Company or an Affiliate.

2.8 **"Code"** means the Internal Revenue Code of 1986, as now in effect or as hereafter amended.

2.9 **"Committee"** means a committee of, and designated from time to time by resolution of, the Board, which shall be constituted as provided in **Section 3.2.**

2.10 **"Company"** means Wabash National Corporation.

2.11 **"Corporate Transaction"** means (i) the dissolution or liquidation of the Company or a merger, consolidation, or reorganization of the Company with one or more other entities in which the Company is not the surviving entity, (ii) a sale of substantially all of the assets of the Company to another person or entity, or (iii) any transaction (including without limitation a merger or reorganization in which the Company is the surviving entity) which results in any person or entity (other than persons who are stockholders or Affiliates immediately prior to the transaction) owning 50% or more of the combined voting power of all classes of stock of the Company.

2.12 **"Covered Employee"** means a Grantee who is a covered employee within the meaning of Section 162(m)(3) of the Code.

2.13 **"Disability"** means the Grantee is unable to perform each of the essential duties of such Grantee's position by reason of a medically determinable physical or mental impairment which is potentially permanent in character or which can be expected to last for a continuous period of not less than 12 months; provided, however, that, with respect to rules regarding expiration of an Incentive Stock Option following termination of the Grantee's Service, Disability shall mean the Grantee is unable to engage in any substantial gainful activity by reason of a medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than 12 months.

2.14 **"Dividend Equivalent Right"** means a right, granted to a Grantee under **Section 13** hereof, to receive cash, Stock, other Awards or other property equal in value to dividends paid with respect to a specified number of shares of Stock, or other periodic payments.

2.15 **"Effective Date"** means , 2007, the date the Plan is approved by the Shareholders.

2.16 **"Exchange Act"** means the Securities Exchange Act of 1934, as now in effect or as hereafter amended.

2.17 **"Fair Market Value"** means the value of a share of Stock, determined as follows: if on the Grant Date or other determination date the Stock is listed on an established national or regional stock exchange, is admitted to quotation on The NASDAQ Stock Market or is publicly traded on an established securities market, the Fair Market Value of a share of Stock shall be the closing price of the Stock on such exchange or in such market (if there is more than one such exchange or market the Board shall determine the appropriate exchange or market) on the Grant Date or such other determination date (or if there is no such reported closing price, the Fair Market Value shall be the mean between the highest bid and lowest asked prices or between the high and low sale prices on such trading day) or, if no sale of Stock is reported for such trading day, on the next preceding day on which any sale shall have been reported. If the Stock is not listed on such an exchange, quoted on such system or traded on such a market, Fair Market Value shall be the value of the Stock as determined by the Board in good faith in a manner consistent with Code Section 409A.

2.18 **"Family Member"** means a person who is a spouse, former spouse, child, stepchild, grandchild, parent, stepparent, grandparent, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother, sister, brother-in-law, or sister-in-law, including adoptive relationships, of the Grantee, any person sharing the Grantee's household (other than a tenant or employee), a trust in which any one or more of these persons have more than fifty percent of the beneficial interest, a foundation in which any one or more of these persons (or the Grantee) control the management of assets, and any other entity in which one or more of these persons (or the Grantee) own more than fifty percent of the voting interests.

2.19 **"Grant Date"** means, as determined by the Board, the latest to occur of (i) the date as of which the Board approves an Award, (ii) the date on which the recipient of an Award first becomes eligible to receive an Award under **Section 6** hereof, or (iii) such other date as may be specified by the Board.

2.20 **"Grantee"** means a person who receives or holds an Award under the Plan.

2.21 **"Incentive Stock Option"** means an "incentive stock option" within the meaning of Section 422 of the Code, or the corresponding provision of any subsequently enacted tax statute, as amended from time to time.

2.22 **"Non-qualified Stock Option"** means an Option that is not an Incentive Stock Option.

2.23 **"Option"** means an option to purchase one or more shares of Stock pursuant to the Plan.

2.24 **"Option Price"** means the exercise price for each share of Stock subject to an Option.

2.25 **"Other Agreement"** shall have the meaning set forth in **Section 15** hereof.

2.26 **"Outside Director"** means a member of the Board who is not an officer or employee of the Company.

2.27 **"Performance Award"** means an Award made subject to the attainment of performance goals (as described in **Section 14**) over a performance period of up to ten (10) years.

2.28 **"Plan"** means this Wabash National Corporation 2007 Omnibus Incentive Plan.

2.29 **"Purchase Price"** means the purchase price for each share of Stock pursuant to a grant of Restricted Stock or Unrestricted Stock.

2.30 **"Reporting Person"** means a person who is required to file reports under Section 16(a) of the Exchange Act.

2.31 **"Restricted Stock"** means shares of Stock, awarded to a Grantee pursuant to **Section 10** hereof.

2.32 **"SAR Exercise Price"** means the per share exercise price of an SAR granted to a Grantee under **Section 9** hereof.

2.33 **"Securities Act"** means the Securities Act of 1933, as now in effect or as hereafter amended.

2.34 **"Service"** means service as a Service Provider to the Company or an Affiliate. Unless otherwise stated in the applicable Award Agreement, a Grantee's change in position or duties shall not result in interrupted or terminated Service, so long as such Grantee continues to be a Service Provider to the Company or an Affiliate. Subject to the preceding sentence, whether a termination of Service shall have occurred for purposes of the Plan shall be determined by the Board, which determination shall be final, binding and conclusive.

2.35 **"Service Provider"** means an employee, officer or director of the Company or an Affiliate, or a consultant or adviser currently providing services to the Company or an Affiliate.

2.36 **"Stock"** means the common stock, par value $.01 per share, of the Company.

2.37 **"Stock Appreciation Right"** or **"SAR"** means a right granted to a Grantee under **Section 9** hereof.

2.38 **"Stock Unit"** means a bookkeeping entry representing the equivalent of one share of Stock awarded to a Grantee pursuant to **Section 10** hereof.

2.39 **"Subsidiary"** means any "subsidiary corporation" of the Company within the meaning of Section 424(f) of the Code.

2.40 **"Substitute Awards"** means Awards granted upon assumption of, or in substitution for, outstanding awards previously granted by a company or other entity acquired by the Company or any Affiliate or with which the Company or any Affiliate combines.

2.41 **"Termination Date"** means the date upon which an Option shall terminate or expire, as set forth in **Section 8.3** hereof.

2.42 **"Ten Percent Stockholder"** means an individual who owns more than ten percent (10%) of the total combined voting power of all classes of outstanding stock of the Company, its parent or any of its Subsidiaries. In determining stock ownership, the attribution rules of Section 424(d) of the Code shall be applied.

2.43 **"Unrestricted Stock"** means an Award pursuant to **Section 11** hereof.

3. ADMINISTRATION OF THE PLAN

3.1. Board

The Board shall have such powers and authorities related to the administration of the Plan as are consistent with the Company's certificate of incorporation and by-laws and applicable law. The Board shall have full power and authority to take all actions and to make all determinations required or provided for under the Plan, any Award or any Award Agreement, and shall have full power and authority to take all such other actions and make all such other determinations not inconsistent with the specific terms and provisions of the Plan that the Board deems to be necessary or appropriate to the administration of the Plan, any Award or any Award Agreement. All such actions and determinations shall be by the affirmative vote of a majority of the members of the Board present at a meeting or by unanimous consent of the Board executed in writing in accordance with the Company's certificate of incorporation and by-laws and applicable law. The interpretation and construction by the Board of any provision of the Plan, any Award or any Award Agreement shall be final, binding and conclusive.

3.2. Committee.

The Board from time to time may delegate to the Committee such powers and authorities related to the administration and implementation of the Plan, as set forth in **Section 3.1** above and other applicable provisions, as the Board shall determine, consistent with the certificate of incorporation and by-laws of the Company and applicable law.

(i) Except as provided in Subsection (ii) and except as the Board may otherwise determine, the Committee, if any, appointed by the Board to administer the Plan shall consist of two or more Outside Directors of the Company who: (a) qualify as "outside directors" within the meaning of Section 162(m) of the Code and who (b) meet such other requirements as may be established from time to time by the Securities and Exchange Commission for plans intended to qualify for exemption under Rule 16b — 3 (or its successor) under the Exchange Act and who (c) comply with the independence requirements of the stock exchange on which the Common Stock is listed.

(ii) The Board may also appoint one or more separate committees of the Board, each composed of one or more directors of the Company who need not be Outside Directors, who may administer the Plan with respect to employees or other Service Providers who are not officers or directors of the Company, may grant Awards under the Plan to such employees or other Service Providers, and may determine all terms of such Awards.

In the event that the Plan, any Award or any Award Agreement entered into hereunder provides for any action to be taken by or determination to be made by the Board, such action may be taken or such determination may be made by the Committee if the power and authority to do so has been delegated to the Committee by the Board as provided for in this Section. Unless otherwise expressly determined by the Board, any such action or determination by the Committee shall be final, binding and conclusive. To the extent permitted by law, the Committee may delegate its authority under the Plan to a member of the Board.

3.3. Terms of Awards.

Subject to the other terms and conditions of the Plan, the Board shall have full and final authority to:

(i) designate Grantees,

(ii) determine the type or types of Awards to be made to a Grantee,

(iii) determine the number of shares of Stock to be subject to an Award,

(iv) establish the terms and conditions of each Award (including, but not limited to, the exercise price of any Option, the nature and duration of any restriction or condition (or provision for lapse thereof) relating to the vesting, exercise, transfer, or forfeiture of an Award or the shares of Stock subject thereto, and any terms or conditions that may be necessary to qualify Options as Incentive Stock Options),

(v) prescribe the form of each Award Agreement evidencing an Award, and

(vi) amend, modify, or supplement the terms of any outstanding Award. Such authority specifically includes the authority, in order to effectuate the purposes of the Plan but without amending the Plan, to modify Awards to eligible individuals who are foreign nationals or are individuals who are employed outside the United States to recognize differences in local law, tax policy, or custom. Notwithstanding the foregoing, no amendment, modification or supplement of any Award shall, without the consent of the Grantee, impair the Grantee's rights under such Award.

The Company may retain the right in an Award Agreement to cause a forfeiture of the gain realized by a Grantee on account of actions taken by the Grantee in violation or breach of or in conflict with any employment agreement, non-competition agreement, any agreement prohibiting solicitation of employees or clients of the Company or any Affiliate thereof or any confidentiality obligation with respect to the Company or any Affiliate thereof or otherwise in competition with the Company or any Affiliate thereof, to the extent specified in such Award Agreement applicable to the Grantee. Furthermore, the Company may annul an Award if the Grantee is an employee of the Company or an Affiliate thereof and is terminated for Cause as defined in the applicable Award Agreement or the Plan, as applicable.

Notwithstanding the foregoing, no amendment or modification may be made to an outstanding Option or SAR which reduces the Option Price or SAR Exercise Price, either by lowering the Option Price or SAR Exercise Price or by canceling the outstanding Option or SAR and granting a replacement Option or SAR with a lower exercise price or other form of equity award without the approval of the stockholders of the Company, provided, that, appropriate adjustments may be made to outstanding Options and SARs pursuant to **Section 17**.

3.4. Deferral Arrangement.

The Board may permit or require the deferral of any award payment into a deferred compensation arrangement, subject to such rules and procedures as it may establish, which may include provisions for the payment or crediting of interest or dividend equivalents, including converting such credits into deferred Stock equivalents. Any such deferrals shall be made in a manner that complies with Code Section 409A.

3.5. No Liability.

No member of the Board or of the Committee shall be liable for any action or determination made in good faith with respect to the Plan or any Award or Award Agreement.

3.6. Share Issuance/Book-Entry

Notwithstanding any provision of this Plan to the contrary, the issuance of the Stock under the Plan may be evidenced in such a manner as the Board, in its discretion, deems appropriate, including, without limitation, book-entry registration or issuance of one or more Stock certificates.

4. STOCK SUBJECT TO THE PLAN

Subject to adjustment as provided in **Section 17** hereof, the number of shares of Stock available for issuance under the Plan shall be two million five hundred thousand (2,500,000) plus shares of Stock that are subject to outstanding awards granted under the Company's 2004 Stock Incentive Plan that expire or are forfeited, canceled or settled for cash after the Effective Date without delivery of shares of Stock. Notwithstanding the preceding sentence and also subject to adjustment as provided in **Section 17** hereof, the aggregate number of shares of Stock which cumulatively may be available for issuance pursuant to Awards other than Awards of Options or SARs shall not exceed one million two hundred fifty thousand (1,250,000). Stock issued or to be issued under the Plan shall be authorized but unissued shares; or, to the extent permitted by applicable law, issued shares that have been reacquired by the Company. If any shares covered by an Award are not purchased or are forfeited, or if an Award otherwise terminates without delivery of any Stock subject thereto, then the number of shares of Stock counted against the aggregate number of shares available under the Plan with respect to such Award shall, to the extent of any such forfeiture or termination, again be available for making Awards under the Plan. The number of shares available for issuance under the Plan shall be reduced by the number of shares subject to SARs.

The Board shall have the right to substitute or assume Awards in connection with mergers, reorganizations, separations, or other transactions to which Section 424(a) of the Code applies. The number of shares of Stock reserved pursuant to **Section 4** may be increased by the corresponding number of Awards assumed and, in the case of a substitution, by the net increase in the number of shares of Stock subject to Awards before and after the substitution.

5. EFFECTIVE DATE, DURATION AND AMENDMENTS

5.1. Effective Date.

The Plan shall be effective as of the Effective Date, the date the Plan is approved by the Shareholders.

5.2. Term.

The Plan shall terminate automatically ten (10) years after its adoption by the Board and may be terminated on any earlier date as provided in **Section 5.3.**

5.3. Amendment and Termination of the Plan

The Board may, at any time and from time to time, amend, suspend, or terminate the Plan as to any shares of Stock as to which Awards have not been made. An amendment shall be contingent on approval of the Company's stockholders to the extent stated by the Board, required by applicable law or required by applicable stock exchange listing requirements. In addition, an amendment will be contingent on approval of the Company's stockholders if the amendment would: (i) materially increase the benefits accruing to participants under the Plan, (ii) materially increase the aggregate number of shares of Stock that may be issued under the Plan, or (iii) materially modify the requirements as to eligibility for participation in the Plan. No Awards shall be made after termination of the Plan. No amendment, suspension, or termination of the Plan shall, without the consent of the Grantee, impair rights or obligations under any Award theretofore awarded under the Plan.

6. AWARD ELIGIBILITY AND LIMITATIONS

6.1. Service Providers and Other Persons

Subject to this **Section 6**, Awards may be made under the Plan to: (i) any Service Provider to the Company or of any Affiliate, including any Service Provider who is an officer or director of the Company, or of any Affiliate, as the Board shall determine and designate from time to time and (ii) any other individual whose participation in the Plan is determined to be in the best interests of the Company by the Board.

6.2. Successive Awards and Substitute Awards.

An eligible person may receive more than one Award, subject to such restrictions as are provided herein. Notwithstanding **Sections 8.1** and **9.1**, the Option Price of an Option or the grant price of an SAR that is a Substitute Award may be less than 100% of the Fair Market Value of a share of Common Stock on the original date of grant; provided, that, the Option Price or grant price is determined in accordance with the principles of Code Section 424 and the regulations thereunder.

6.3. Limitation on Shares of Stock Subject to Awards and Cash Awards.

During any time when the Company has a class of equity security registered under Section 12 of the Exchange Act:

(i) the maximum number of shares of Stock subject to Options or SARs that can be awarded under the Plan to any person eligible for an Award under **Section 6** hereof is six hundred twenty-five thousand (625,000) per calendar year;

(ii) the maximum number of shares that can be awarded under the Plan, other than pursuant to an Option or SARs, to any person eligible for an Award under **Section 6** hereof is three hundred seventy-five thousand (375,000) per calendar year; and

(iii) the maximum amount that may be earned as an Annual Incentive Award or other cash Award in any calendar year by any one Grantee shall be $1,500,000 and the maximum amount that may be earned as a Performance Award or other cash Award in respect of a performance period by any one Grantee shall be $2,000,000.

The preceding limitations in this **Section 6.3** are subject to adjustment as provided in **Section 17** hereof.

7. AWARD AGREEMENT

Each Award granted pursuant to the Plan shall be evidenced by an Award Agreement, in such form or forms as the Board shall from time to time determine. Award Agreements granted from time to time or at the same time need not contain similar provisions but shall be consistent with the terms of the Plan. Each Award Agreement evidencing an Award of Options shall specify whether such Options are intended to be Non-qualified Stock Options or Incentive Stock Options, and in the absence of such specification such options shall be deemed Non-qualified Stock Options.

8. TERMS AND CONDITIONS OF OPTIONS

8.1. Option Price

The Option Price of each Option shall be fixed by the Board and stated in the Award Agreement evidencing such Option. The Option Price of each Option shall be at least the Fair Market Value on the Grant Date of a share of Stock; provided, however, that in the event that a Grantee is a Ten Percent Stockholder, the Option Price of an Option granted to such Grantee that is intended to be an Incentive Stock Option shall be not less than 110 percent of the Fair Market Value of a share of Stock on the Grant Date. In no case shall the Option Price of any Option be less than the par value of a share of Stock.

8.2. Vesting.

Subject to **Sections 8.3 and 17.3** hereof, each Option granted under the Plan shall become exercisable at such times and under such conditions as shall be determined by the Board and stated in the Award Agreement. For purposes of this **Section 8.2**, fractional numbers of shares of Stock subject to an Option shall be rounded down to the next nearest whole number.

8.3. Term.

Each Option granted under the Plan shall terminate, and all rights to purchase shares of Stock thereunder shall cease, upon the expiration of ten years from the date such Option is granted, or under such circumstances and on such date prior thereto as is set forth in the Plan or as may be fixed by the Board and stated in the Award Agreement relating to such Option (the "Termination Date"); provided, however, that in the event that the Grantee is a Ten Percent Stockholder, an Option granted to such Grantee that is intended to be an Incentive Stock Option shall not be exercisable after the expiration of five years from its Grant Date.

8.4. Termination of Service.

Each Award Agreement shall set forth the extent to which the Grantee shall have the right to exercise the Option following termination of the Grantee's Service. Such provisions shall be determined in the sole discretion of the Board, need not be uniform among all Options issued pursuant to the Plan, and may reflect distinctions based on the reasons for termination of Service.

8.5. Limitations on Exercise of Option.

Notwithstanding any other provision of the Plan, in no event may any Option be exercised, in whole or in part, prior to the date the Plan is approved by the stockholders of the Company as provided herein or after the occurrence of an event referred to in **Section 17** hereof which results in termination of the Option.

8.6. Method of Exercise.

An Option that is exercisable may be exercised by the Grantee's delivery to the Company of written notice of exercise on any business day, at the Company's principal office, on the form specified by the Company. Such notice shall specify the number of shares of Stock with respect to which the Option is being exercised and shall be accompanied by payment in full of the Option Price of the shares for which the Option is being exercised plus the amount (if any) of federal and/or other taxes which the Company may, in its judgment, be required to withhold with respect to an Award. The minimum number of shares of Stock with respect to which an Option may be exercised, in whole or in part, at any time shall be the lesser of (i) 100 shares or such lesser number set forth in the applicable Award Agreement and (ii) the maximum number of shares available for purchase under the Option at the time of exercise.

8.7. Rights of Holders of Options

Unless otherwise stated in the applicable Award Agreement, an individual holding or exercising an Option shall have none of the rights of a stockholder (for example, the right to receive cash or dividend payments or distributions attributable to the subject shares of Stock or to direct the voting of the subject shares of Stock) until the shares of Stock covered thereby are fully paid and issued to him. Except as provided in **Section 17** hereof, no adjustment shall be made for dividends, distributions or other rights for which the record date is prior to the date of such issuance.

8.8 Delivery of Stock Certificates.

Promptly after the exercise of an Option by a Grantee and the payment in full of the Option Price, such Grantee shall be entitled to the issuance of a stock certificate or certificates evidencing his or her ownership of the shares of Stock subject to the Option.

8.9. Transferability of Options

Except as provided in **Section 8.10**, during the lifetime of a Grantee, only the Grantee (or, in the event of legal incapacity or incompetency, the Grantee's guardian or legal representative) may exercise an Option. Except as provided in **Section 8.10**, no Option shall be assignable or transferable by the Grantee to whom it is granted, other than by will or the laws of descent and distribution.

8.10. Family Transfers.

If authorized in the applicable Award Agreement, a Grantee may transfer, not for value, all or part of an Option which is not an Incentive Stock Option to any Family Member. For the purpose of this **Section 8.10**, a "not for value" transfer is a transfer which is (i) a gift, (ii) a transfer under a domestic relations order in settlement of marital property rights; or (iii) a transfer to an entity in which more than fifty percent of the voting interests are owned by Family Members (or the Grantee) in exchange for an interest in that entity. Following a transfer under this **Section 8.10**, any such Option shall continue to be subject to the same terms and conditions as were applicable immediately prior to transfer. Subsequent transfers of transferred Options are prohibited except to Family Members of the original Grantee in accordance with this **Section 8.10** or by will or the laws of descent and distribution. The events of termination of Service of **Section 8.4** hereof shall continue to be applied with respect to the original Grantee, following which the Option shall be exercisable by the transferee only to the extent, and for the periods specified, in **Section 8.4.**

8.11. Limitations on Incentive Stock Options.

An Option shall constitute an Incentive Stock Option only (i) if the Grantee of such Option is an employee of the Company or any Subsidiary of the Company; (ii) to the extent specifically provided in the related Award Agreement; and (iii) to the extent that the aggregate Fair Market Value (determined at the time the Option is granted) of the shares of Stock with respect to which all Incentive Stock Options held by such Grantee become exercisable for the first time during any calendar year (under the Plan and all other plans of the Grantee's employer and its Affiliates) does not exceed $100,000. This limitation shall be applied by taking Options into account in the order in which they were granted.

8.12. Notice of Disqualifying Disposition.

If any Grantee shall make any disposition of shares of Stock issued pursuant to the exercise of an Incentive Stock Option under the circumstances described in Code Section 421(b) (relating to certain disqualifying dispositions), such Grantee shall notify the Company of such disposition within ten (10) days thereof.

9. TERMS AND CONDITIONS OF STOCK APPRECIATION RIGHTS

9.1. Right to Payment and Grant Price.

A SAR shall confer on the Grantee to whom it is granted a right to receive, upon exercise thereof, the excess of (A) the Fair Market Value of one share of Stock on the date of exercise over (B) the grant price of the SAR as determined by the Board. The Award Agreement for a SAR shall specify the grant price of the SAR, which shall be at least the Fair Market Value of a share of Stock on the date of grant. SARs may be granted in conjunction with all or part of an Option granted under the Plan or at any subsequent time during the term of such Option, in conjunction with all or part of any other Award or without regard to any Option or other Award; provided that an SAR that is granted subsequent to the Grant Date of a related Option must have an SAR Price that is no less than the Fair Market Value of one share of Stock on the SAR Grant Date.

9.2. Other Terms.

The Board shall determine at the date of grant or thereafter, the time or times at which and the circumstances under which an SAR may be exercised in whole or in part (including based on achievement of performance goals and/or future service requirements), the time or times at which SARs shall cease to be or become exercisable following termination of Service or upon other conditions, the method of exercise, method of settlement, form of consideration payable in settlement, method by or forms in which Stock will be delivered or deemed to be delivered to Grantees, whether or not an SAR shall be in tandem or in combination with any other Award, and any other terms and conditions of any SAR.

9.3. Term.

Each SAR granted under the Plan shall terminate, and all rights thereunder shall cease, upon the expiration of ten years from the date such SAR is granted, or under such circumstances and on such date prior thereto as is set forth in the Plan or as may be fixed by the Board and stated in the Award Agreement relating to such SAR.

9.4. Transferability of SARS.

Except as provided in **Section 9.5**, during the lifetime of a Grantee, only the Grantee (or, in the event of legal incapacity or incompetency, the Grantee's guardian or legal representative) may exercise a SAR. Except as provided in **Section 9.5**, no SAR shall be assignable or transferable by the Grantee to whom it is granted, other than by will or the laws of descent and distribution.

9.5. Family Transfers.

If authorized in the applicable Award Agreement, a Grantee may transfer, not for value, all or part of a SAR to any Family Member. For the purpose of this **Section 9.5**, a "not for value" transfer is a transfer which is (i) a gift, (ii) a transfer under a domestic relations order in settlement of marital property rights; or (iii) a transfer to an entity in which more than fifty percent of the voting interests are owned by Family Members (or the Grantee) in exchange for an interest in that entity. Following a transfer under this **Section 9.5**, any such SAR shall continue to be subject to the same terms and conditions as were applicable immediately prior to transfer. Subsequent transfers of transferred SARs are prohibited except to Family Members of the original Grantee in accordance with this **Section 9.5** or by will or the laws of descent and distribution.

10. TERMS AND CONDITIONS OF RESTRICTED STOCK AND STOCK UNITS

10.1. Grant of Restricted Stock or Stock Units.

Awards of Restricted Stock or Stock Units may be made for no consideration (other than par value of the shares which is deemed paid by Services already rendered).

10.2. Restrictions.

At the time a grant of Restricted Stock or Stock Units is made, the Board may, in its sole discretion, establish a period of time (a "restricted period") applicable to such Restricted Stock or Stock Units. Each Award of Restricted Stock or Stock Units may be subject to a different restricted period. The Board may, in its sole discretion, at the time a grant of Restricted Stock or Stock Units is made, prescribe restrictions in addition to or other than the expiration of the restricted period, including the satisfaction of corporate or individual performance objectives as described in **Article 14**, which may be applicable to all or any portion of the Restricted Stock or Stock Units. Notwithstanding the foregoing, (i) Restricted Stock and Stock Units that vest solely by the passage of time shall not vest in full in less than three (3) years from the Grant Date, and (ii) Restricted Stock and Stock Units for which vesting may be accelerated by achieving performance targets shall not vest in full in less than one (1) year from the Grant Date. Neither Restricted Stock nor Stock Units may be sold, transferred, assigned, pledged or otherwise encumbered or disposed of during the restricted period or prior to the satisfaction of any other restrictions prescribed by the Board with respect to such Restricted Stock or Stock Units.

10.3. Restricted Stock Certificates.

The Company shall issue, in the name of each Grantee to whom Restricted Stock has been granted, stock certificates representing the total number of shares of Restricted Stock granted to the Grantee, as soon as reasonably practicable after the Grant Date. The Board may provide in an Award Agreement that either (i) the Secretary of the Company shall hold such certificates for the Grantee's benefit until such time as the Restricted Stock is forfeited to the Company or the restrictions lapse, or (ii) such certificates shall be delivered to the Grantee, provided, however, that such certificates shall bear a legend or legends that comply with the applicable securities laws and regulations and makes appropriate reference to the restrictions imposed under the Plan and the Award Agreement.

10.4. Rights of Holders of Restricted Stock.

Unless the Board otherwise provides in an Award Agreement, holders of Restricted Stock shall have the right to vote such Stock and the right to receive any dividends declared or paid with respect to such Stock. The Board may provide that any dividends paid on Restricted Stock must be reinvested in shares of Stock, which may or may not be subject to the same vesting conditions and restrictions applicable to such Restricted Stock. All distributions, if any, received by a Grantee with respect to Restricted Stock as a result of any stock split, stock dividend, combination of shares, or other similar transaction shall be subject to the restrictions applicable to the original Grant.

10.5. Rights of Holders of Stock Units.

10.5.1. Voting and Dividend Rights.

Holders of Stock Units shall have no rights as stockholders of the Company. The Board may provide in an Award Agreement evidencing a grant of Stock Units that the holder of such Stock Units shall be entitled to receive, upon the Company's payment of a cash dividend on its outstanding Stock, a cash payment for each Stock Unit held equal to the per-share dividend paid on the Stock. Such Award Agreement may also provide that such cash payment will be deemed reinvested in additional Stock Units at a price per unit equal to the Fair Market Value of a share of Stock on the date that such dividend is paid.

10.5.2. Creditor's Rights.

A holder of Stock Units shall have no rights other than those of a general creditor of the Company. Stock Units represent an unfunded and unsecured obligation of the Company, subject to the terms and conditions of the applicable Award Agreement.

10.6. Termination of Service.

Unless the Board otherwise provides in an Award Agreement or in writing after the Award Agreement is issued, upon the termination of a Grantee's Service, any Restricted Stock or Stock Units held by such Grantee that have not vested, or with respect to which all applicable restrictions and conditions have not lapsed, shall immediately be deemed forfeited. Upon forfeiture of Restricted Stock or Stock Units, the Grantee shall have no further rights with respect to such Award, including but not limited to any right to vote Restricted Stock or any right to receive dividends with respect to shares of Restricted Stock or Stock Units.

10.7. Purchase of Restricted Stock.

The Grantee shall be required, to the extent required by applicable law, to purchase the Restricted Stock from the Company at a Purchase Price equal to the greater of (i) the aggregate par value of the shares of Stock represented by such Restricted Stock or (ii) the Purchase Price, if any, specified in the Award Agreement relating to such Restricted Stock. The Purchase Price shall be payable in a form described in **Section 12** or, in the discretion of the Board, in consideration for past Services rendered to the Company or an Affiliate.

10.8. Delivery of Stock.

Upon the expiration or termination of any restricted period and the satisfaction of any other conditions prescribed by the Board, the restrictions applicable to shares of Restricted Stock or Stock Units settled in Stock shall lapse, and, unless otherwise provided in the Award Agreement, a stock certificate for such shares shall be delivered, free of all such restrictions, to the Grantee or the Grantee's beneficiary or estate, as the case may be. Neither the Grantee, nor the Grantee's beneficiary or estate, shall have any further rights with regard to a Stock Unit once the share of Stock represented by the Stock Unit has been delivered.

11. TERMS AND CONDITIONS OF UNRESTRICTED STOCK AWARDS

Notwithstanding the provisions of **Section 10.2**, the Board may, in its sole discretion, grant (or sell at par value or such other higher purchase price determined by the Board) an Unrestricted Stock Award to any Grantee pursuant to which such Grantee may receive shares of Stock free of any restrictions ("Unrestricted Stock") under the Plan in an aggregate amount of up to 5% of the number of shares of Stock available for issuance under the Plan. Unrestricted Stock Awards may be granted or sold as described in the preceding sentence in respect of past services and other valid consideration, or in lieu of, or in addition to, any cash compensation due to such Grantee.

12. FORM OF PAYMENT FOR OPTIONS AND RESTRICTED STOCK

12.1. General Rule.

Payment of the Option Price for the shares purchased pursuant to the exercise of an Option or the Purchase Price for Restricted Stock shall be made in cash or in cash equivalents acceptable to the Company.

12.2. Surrender of Stock.

To the extent the Award Agreement so provides, payment of the Option Price for shares purchased pursuant to the exercise of an Option or the Purchase Price for Restricted Stock may be made all or in part through the tender to the Company of shares of Stock, which shall be valued, for purposes of determining the extent to which the Option Price or Purchase Price has been paid thereby, at their Fair Market Value on the date of exercise or surrender.

12.3. Cashless Exercise.

With respect to an Option only (and not with respect to Restricted Stock), to the extent permitted by law and to the extent the Award Agreement so provides, payment of the Option Price for shares purchased pursuant to the exercise of an Option may be made all or in part by delivery (on a form acceptable to the Board) of an irrevocable direction to a licensed securities broker acceptable to the Company to sell shares of Stock and to deliver all or part of the sales proceeds to the Company in payment of the Option Price and any withholding taxes described in **Section 18.3.**

12.4. Other Forms of Payment.

To the extent the Award Agreement so provides, payment of the Option Price for shares purchased pursuant to exercise of an Option or the Purchase Price for Restricted Stock may be made in any other form that is consistent with applicable laws, regulations and rules.

13. TERMS AND CONDITIONS OF DIVIDEND EQUIVALENT RIGHTS

13.1. Dividend Equivalent Rights.

A Dividend Equivalent Right is an Award entitling the recipient to receive credits based on cash distributions that would have been paid on the shares of Stock specified in the Dividend Equivalent Right (or other award to which it relates) if such shares had been issued to and held by the recipient. A Dividend Equivalent Right may be granted hereunder to any Grantee. The terms and conditions of Dividend Equivalent Rights shall be specified in the grant. Dividend equivalents credited to the holder of a Dividend Equivalent Right may be paid currently or may be deemed to be reinvested in additional shares of Stock, which may thereafter accrue additional equivalents. Any such reinvestment shall be at Fair Market Value on the date of reinvestment. Dividend Equivalent Rights may be settled in cash or Stock or a combination thereof, in a single installment or installments, all determined in the sole discretion of the Board. A Dividend Equivalent Right granted as a component of another Award may provide that such Dividend Equivalent Right shall be settled upon exercise, settlement, or payment of, or lapse of restrictions on, such other award, and that such Dividend Equivalent Right shall expire or be forfeited or annulled under the same conditions as such other award. A Dividend Equivalent Right granted as a component of another Award may also contain terms and conditions different from such other award.

13.2. Termination of Service.

Except as may otherwise be provided by the Board either in the Award Agreement or in writing after the Award Agreement is issued, a Grantee's rights in all Dividend Equivalent Rights or interest equivalents shall automatically terminate upon the Grantee's termination of Service for any reason.

14. TERMS AND CONDITIONS OF PERFORMANCE AND ANNUAL INCENTIVE AWARDS

14.1. Performance Conditions

The right of a Grantee to exercise or receive a grant or settlement of any Award, and the timing thereof, may be subject to such performance conditions as may be specified by the Board. The Board may use such business criteria and other measures of performance as it may deem appropriate in establishing any performance conditions, and may exercise its discretion to reduce the amounts payable under any Award subject to performance conditions, except as limited under **Sections 14.2** hereof in the case of a Performance Award or Annual Incentive Award intended to qualify under Code Section 162(m). If and to the extent required under Code Section 162(m), any power or authority relating to a Performance Award or Annual Incentive Award intended to qualify under Code Section 162(m), shall be exercised by the Committee and not the Board.

14.2. Performance or Annual Incentive Awards Granted to Designated Covered Employees

If and to the extent that the Committee determines that a Performance or Annual Incentive Award to be granted to a Grantee who is designated by the Committee as likely to be a Covered Employee should qualify as "performance-based compensation" for purposes of Code Section 162(m), the grant, exercise and/or settlement of such Performance or Annual Incentive Award shall be contingent upon achievement of pre-established performance goals and other terms set forth in this **Section 14.2.**

14.2.1. Performance Goals Generally.

The performance goals for such Performance or Annual Incentive Awards shall consist of one or more business criteria and a targeted level or levels of performance with respect to each of such criteria, as specified by the Committee consistent with this **Section 14.2.** Performance goals shall be objective and shall otherwise meet the requirements of Code Section 162(m) and regulations thereunder including the requirement that the level or levels of performance targeted by the Committee result in the achievement of performance goals being "substantially uncertain." The Committee may determine that such Performance or Annual Incentive Awards shall be granted, exercised and/or settled upon achievement of any one performance goal or that two or more of the performance goals must be achieved as a condition to grant, exercise and/or settlement of such Performance or Annual Incentive Awards. Performance goals may differ for Performance or Annual Incentive Awards granted to any one Grantee or to different Grantees.

14.2.2. Business Criteria.

One or more of the following business criteria for the Company, on a consolidated basis, and/or specified subsidiaries or business units of the Company (except with respect to the total stockholder return and earnings per share criteria), shall be used exclusively by the Committee in establishing performance goals for such Performance or Annual Incentive Awards: (1) total stockholder return; (2) such total stockholder return as compared to total return (on a comparable basis) of a publicly available index such as, but not limited to, the Standard & Poor's 500 Stock Index; (3) net income; (4) pretax earnings; (5) earnings before interest expense, taxes, depreciation and amortization; (6) pretax operating earnings after interest expense and before bonuses, service fees, and extraordinary or special items; (7) operating margin; (8) earnings per share; (9) return on equity; (10) return on capital; (11) return on investment; (12) operating earnings; (13) working capital; (14) ratio of debt to stockholders' equity and (15) revenue. Business criteria may be measured on an absolute basis or on a relative basis (i.e., performance relative to peer companies) and on a GAAP or non-GAAP basis. The Committee may provide, in a manner that meets the requirements of Code Section 162(m) that any evaluation of performance may include or exclude any of the following events that occur during the applicable performance period: (a) asset write-downs; (b) litigation or claim judgments or settlements; (c) the effect of changes in tax laws, accounting principles or other laws or provisions affecting reported results;

(d) any reorganization or restructuring programs; (e) extraordinary nonrecurring items; (f) acquisitions or divestitures; and (g) foreign exchange gains and losses.

14.2.3. Timing For Establishing Performance Goals.

Performance goals shall be established not later than 90 days after the beginning of any performance period applicable to such Performance or Annual Incentive Awards, or at such other date as may be required or permitted for "performance-based compensation" under Code Section 162(m).

14.2.4. Settlement of Performance or Annual Incentive Awards; Other Terms.

Settlement of such Performance or Annual Incentive Awards shall be in cash, Stock, other Awards or other property, in the discretion of the Committee. The Committee may, in its discretion, reduce the amount of a settlement otherwise to be made in connection with such Performance or Annual Incentive Awards. The Committee shall specify the circumstances in which such Performance or Annual Incentive Awards shall be paid or forfeited in the event of termination of Service by the Grantee prior to the end of a performance period or settlement of Performance Awards.

14.3. Written Determinations.

All determinations by the Committee as to the establishment of performance goals, the amount of any potential Performance Awards and as to the achievement of performance goals relating to Performance Awards, and the amount of any potential individual Annual Incentive Awards and the amount of final Annual Incentive Awards, shall be made in writing in the case of any Award intended to qualify under Code Section 162(m). To the extent permitted by Section 162(m), the Committee may delegate any responsibility relating to such Performance Awards or Annual Incentive Awards.

14.4. Status of Section 14.2 Awards Under Code Section 162(m)

It is the intent of the Company that Performance Awards and Annual Incentive Awards under **Section 14.2** hereof granted to persons who are designated by the Committee as likely to be Covered Employees within the meaning of Code Section 162(m) and regulations thereunder shall, if so designated by the Committee, constitute "qualified performance-based compensation" within the meaning of Code Section 162(m) and regulations thereunder. Accordingly, the terms of **Section 14.2**, including the definitions of Covered Employee and other terms used therein, shall be interpreted in a manner consistent with Code Section 162(m) and regulations thereunder. The foregoing notwithstanding, because the Committee cannot determine with certainty whether a given Grantee will be a Covered Employee with respect to a fiscal year that has not yet been completed, the term Covered Employee as used herein shall mean only a person designated by the Committee, at the time of grant of Performance Awards or an Annual Incentive Award, as likely to be a Covered Employee with respect to that fiscal year. If any provision of the Plan or any agreement relating to such Performance Awards or Annual Incentive Awards does not comply or is inconsistent with the requirements of Code Section 162(m) or regulations thereunder, such provision shall be construed or deemed amended to the extent necessary to conform to such requirements.

15. PARACHUTE LIMITATIONS

Notwithstanding any other provision of this Plan or of any other agreement, contract, or understanding heretofore or hereafter entered into by a Grantee with the Company or any Affiliate, except an agreement, contract, or understanding that expressly addresses Section 280G of the Code (an "Other Agreement"), and notwithstanding any formal or informal plan or other arrangement for the direct or indirect provision of compensation to the Grantee (including groups or classes of Grantees or beneficiaries of which the Grantee is a member), whether or not such compensation is deferred, is in cash, or is in the form of a benefit to or for the Grantee (a "Benefit Arrangement"), if the Grantee is a "disqualified individual," as defined in Section 280G(c) of the Code, any Option, Restricted Stock or Stock Unit held by that Grantee and any right to receive any payment or other benefit under this Plan shall not become exercisable or vested (i) to the extent that such right to exercise, vesting, payment, or benefit, taking into account all other rights, payments, or benefits to or for the Grantee under this Plan, all Other Agreements, and all Benefit Arrangements, would cause any payment or benefit to the Grantee under this Plan to be considered a "parachute payment" within the meaning of Section 280G(b)(2) of the Code as then in effect (a "Parachute Payment") and (ii) if, as a result of receiving a Parachute Payment, the aggregate after-tax amounts received by the Grantee from the Company under this Plan, all Other Agreements, and all Benefit Arrangements would be less than the maximum after-tax amount that could be received by the Grantee without causing any such payment or benefit to be considered a Parachute Payment. In the event that the receipt of any such right to exercise, vesting, payment, or benefit under this Plan, in conjunction with all other rights, payments, or benefits to or for the Grantee under any Other Agreement or any Benefit Arrangement would cause the Grantee to be considered to have received a Parachute Payment under this Plan that would have the effect of decreasing the after-tax amount received by the Grantee as described in clause (ii) of the preceding sentence, then the Grantee shall have the right, in the Grantee's sole discretion, to designate those rights, payments, or benefits under this Plan, any Other Agreements, and any Benefit Arrangements that should be reduced or eliminated so as to avoid having the payment or benefit to the Grantee under this Plan be deemed to be a Parachute Payment.

16. REQUIREMENTS OF LAW

16.1. General.

The Company shall not be required to sell or issue any shares of Stock under any Award if the sale or issuance of such shares would constitute a violation by the Grantee, any other individual exercising an Option, or the Company of any provision of any law or regulation of any governmental authority, including without limitation any federal or state securities laws or regulations. If at any time the Company shall determine, in its discretion, that the listing, registration or qualification of any shares subject to an Award upon any securities exchange or under any governmental regulatory body is necessary or desirable as a condition of, or in connection with, the issuance or purchase of shares hereunder, no shares of Stock may be issued or sold to the Grantee or any other individual exercising an Option pursuant to such Award unless such listing, registration, qualification, consent or approval shall have been effected or obtained free of any conditions not acceptable to the Company, and any delay caused thereby shall in no way affect the date of termination of the Award. Without limiting the generality of the foregoing, in connection with the Securities Act, upon the exercise of any Option or the delivery of any shares of Stock underlying an Award, unless a registration statement under such Act is in effect with respect to the shares of Stock covered by such Award, the Company shall not be required to sell or issue such shares unless the Board has received evidence satisfactory to it that the Grantee or any other individual exercising an Option may acquire such shares pursuant to an exemption from registration under the Securities Act. Any determination in this connection by the Board shall be final, binding, and conclusive. The Company may, but shall in no event be obligated to, register any securities covered hereby pursuant to the Securities Act. The Company shall not be obligated to take any affirmative action in order to cause the exercise of an Option or the issuance of shares of Stock pursuant to the Plan to comply with any law or regulation of any governmental authority. As to any jurisdiction that expressly imposes the requirement that an Option shall not be exercisable until the shares of Stock covered by such Option are registered or are exempt from registration, the exercise of such Option (under circumstances in which the laws of such jurisdiction apply) shall be deemed conditioned upon the effectiveness of such registration or the availability of such an exemption.

16.2. Rule 16b-3.

During any time when the Company has a class of equity security registered under Section 12 of the Exchange Act, it is the intent of the Company that Awards pursuant to the Plan and the exercise of Options granted hereunder will qualify for the exemption provided by Rule 16b-3 under the Exchange Act. To the extent that any provision of the Plan or action by the Board does not comply with the requirements of Rule 16b-3, it shall be deemed inoperative to the extent permitted by law and deemed advisable by the Board, and shall not affect the validity of the Plan. In the event that Rule 16b-3 is revised or replaced, the Board may exercise its discretion to modify this Plan in any respect necessary to satisfy the requirements of, or to take advantage of any features of, the revised exemption or its replacement.

17. EFFECT OF CHANGES IN CAPITALIZATION

17.1. Changes in Stock.

If the number of outstanding shares of Stock is increased or decreased or the shares of Stock are changed into or exchanged for a different number or kind of shares or other securities of the Company on account of any recapitalization, reclassification, stock split, reverse split, combination of shares, exchange of shares, stock dividend or other distribution payable in capital stock, or other increase or decrease in such shares effected without receipt of consideration by the Company occurring after the Effective Date, the number and kinds of shares for which grants of Options and other Awards may be made under the Plan shall be adjusted proportionately and accordingly by the Company. In addition, the number and kind of shares for which Awards are outstanding shall be adjusted proportionately and accordingly so that the proportionate interest of the Grantee immediately following such event shall, to the extent practicable, be the same as immediately before such event. Any such adjustment in outstanding Options or SARs shall not change the aggregate Option Price or SAR Exercise Price payable with respect to shares that are subject to the unexercised portion of an outstanding Option or SAR, as applicable, but shall include a corresponding proportionate adjustment in the Option Price or SAR Exercise Price per share. The conversion of any convertible securities of the Company shall not be treated as an increase in shares effected without receipt of consideration. Notwithstanding the foregoing, in the event of any distribution to the Company's stockholders of securities of any other entity or other assets (including an extraordinary dividend but excluding a non-extraordinary dividend of the Company) without receipt of consideration by the Company, the Company shall, in such manner as the Company deems appropriate, adjust (i) the number and kind of shares subject to outstanding Awards and/or (ii) the exercise price of outstanding Options and Stock Appreciation Rights to reflect such distribution.

17.2. Reorganization in Which the Company Is the Surviving Entity Which does not Constitute a Corporate Transaction.

Subject to **Section 17.3** hereof, if the Company shall be the surviving entity in any reorganization, merger, or consolidation of the Company with one or more other entities which does not constitute a Corporate Transaction, any Option or SAR theretofore granted pursuant to the Plan shall pertain to and apply to the securities to which a holder of the number of shares of Stock subject to such Option or SAR would have been entitled immediately following such reorganization, merger, or consolidation, with a corresponding proportionate adjustment of the Option Price or SAR Exercise Price per share so that the aggregate Option Price or SAR Exercise Price thereafter shall be the same as the aggregate Option Price or SAR Exercise Price of the shares remaining subject to the Option or SAR immediately prior to such reorganization, merger, or consolidation. Subject to any contrary language in an Award Agreement evidencing an Award, any restrictions applicable to such Award shall apply as well to any replacement shares received by the Grantee as a result of the reorganization, merger or consolidation. In the event of a transaction described in this Section 17.2, Stock Units shall be adjusted so as to apply to the securities that a holder of the number of shares of Stock subject to the Stock Units would have been entitled to receive immediately following such transaction.

17.3. Corporate Transaction.

Subject to the exceptions set forth in the last sentence of this **Section 17.3** and the last sentence of **Section 17.4**, upon the occurrence of a Corporate Transaction:

(i) all outstanding shares of Restricted Stock shall be deemed to have vested, and all Stock Units shall be deemed to have vested and the shares of Stock subject thereto shall be delivered, immediately prior to the occurrence of such Corporate Transaction, and

(ii) either of the following two actions shall be taken:

(A) fifteen days prior to the scheduled consummation of a Corporate Transaction, all Options and SARs outstanding hereunder shall become immediately exercisable and shall remain exercisable for a period of fifteen days, or

(B) the Board may elect, in its sole discretion, to cancel any outstanding Awards of Options, Restricted Stock, Stock Units, and/or SARs and pay or deliver, or cause to be paid or delivered, to the holder thereof an amount in cash or securities having a value (as determined by the Board acting in good faith), in the case of Restricted Stock or Stock Units, equal to the formula or fixed price per share paid to holders of shares of Stock and, in the case of Options or SARs, equal to the product of the number of shares of Stock subject to the Option or SAR (the "Award Shares") multiplied by the amount, if any, by which (I) the formula or fixed price per share paid to holders of shares of Stock pursuant to such transaction exceeds (II) the Option Price or SAR Exercise Price applicable to such Award Shares. Award Shares for which the Option Price or SAR Exercise Price exceeds the amount which are paid to holders of shares of Stock pursuant to such transaction will be canceled without receipt of any consideration.

With respect to the Company's establishment of an exercise window, (i) any exercise of an Option or SAR during such fifteen-day period shall be conditioned upon the consummation of the event and shall be effective only immediately before the consummation of the event, and (ii) upon consummation of any Corporate Transaction the Plan, and all outstanding but unexercised Options and SARs shall terminate. The Board shall send written notice of an event that will result in such a termination to all individuals who hold Options and SARs not later than the time at which the Company gives notice thereof to its stockholders. This **Section 17.3** shall not apply to any Corporate Transaction to the extent that provision is made in writing in connection with such Corporate Transaction for the assumption or continuation of the Options, SARs, Stock Units and Restricted Stock theretofore granted, or for the substitution for such Options, SARs, Stock Units and Restricted Stock for new common stock options and stock appreciation rights and new common stock units and restricted stock relating to the stock of a successor entity, or a parent or subsidiary thereof, with appropriate adjustments as to the number of shares (disregarding any consideration that is not common stock) and option and stock appreciation right exercise prices, in which event the Plan, Options, SARs, Stock Units and Restricted Stock theretofore granted shall continue in the manner and under the terms so provided.

17.4. Adjustments.

Adjustments under this **Section 17** related to shares of Stock or securities of the Company shall be made by the Board, whose determination in that respect shall be final, binding and conclusive. No fractional shares or other securities shall be issued pursuant to any such adjustment, and any fractions resulting from any such adjustment shall be eliminated in each case by rounding downward to the nearest whole share. The Board shall determine the effect of a Corporate Transaction upon Awards other than Options, SARs, Stock Units and Restricted Stock, and such effect shall be set forth in the appropriate Award Agreement. The Board may provide in the Award Agreements at the time of grant, or any time thereafter with the consent of the Grantee, for different provisions to apply to an Award in place of those described in **Sections 17.1, 17.2** and **17.3.**

17.5. No Limitations on Company.

The making of Awards pursuant to the Plan shall not affect or limit in any way the right or power of the Company to make adjustments, reclassifications, reorganizations, or changes of its capital or business structure or to merge, consolidate, dissolve, or liquidate, or to sell or transfer all or any part of its business or assets.

18. GENERAL PROVISIONS

18.1. Disclaimer of Rights

No provision in the Plan or in any Award or Award Agreement shall be construed to confer upon any individual the right to remain in the employ or service of the Company or any Affiliate, or to interfere in any way with any contractual or other right or authority of the Company either to increase or decrease the compensation or other payments to any individual at any time, or to terminate any employment or other relationship between any individual and the Company. In addition, notwithstanding anything contained in the Plan to the contrary, unless otherwise stated in the applicable Award Agreement, no Award granted under the Plan shall be affected by any change of duties or position of the Grantee, so long as such Grantee continues to be a director, officer, consultant or employee of the Company or an Affiliate. The obligation of the Company to pay any benefits pursuant to this Plan shall be interpreted as a contractual obligation to pay only those amounts described herein, in the manner and under the conditions prescribed herein. The Plan shall in no way be interpreted to require the Company to transfer any amounts to a third party trustee or otherwise hold any amounts in trust or escrow for payment to any Grantee or beneficiary under the terms of the Plan.

18.2. Nonexclusivity of the Plan

Neither the adoption of the Plan nor the submission of the Plan to the stockholders of the Company for approval shall be construed as creating any limitations upon the right and authority of the Board to adopt such other incentive compensation arrangements (which arrangements may be applicable either generally to a class or classes of individuals or specifically to a particular individual or particular individuals) as the Board in its discretion determines desirable, including, without limitation, the granting of stock options otherwise than under the Plan.

18.3. Withholding Taxes

The Company or an Affiliate, as the case may be, shall have the right to deduct from payments of any kind otherwise due to a Grantee any federal, state, or local taxes of any kind required by law to be withheld with respect to the vesting of or other lapse of restrictions applicable to an Award or upon the issuance of any shares of Stock upon the exercise of an Option or pursuant to an Award. At the time of such vesting, lapse, or exercise, the Grantee shall pay to the Company or the Affiliate, as the case may be, any amount that the Company or the Affiliate may reasonably determine to be necessary to satisfy such withholding obligation. Subject to the prior approval of the Company or the Affiliate, which may be withheld by the Company or the Affiliate, as the case may be, in its sole discretion, the Grantee may elect to satisfy such obligations, in whole or in part, (i) by causing the Company or the Affiliate to withhold shares of Stock otherwise issuable to the Grantee or (ii) by delivering to the Company or the Affiliate shares of Stock already owned by the Grantee. The shares of Stock so delivered or withheld shall have an aggregate Fair Market Value equal to such withholding obligations. The Fair Market Value of the shares of Stock used to satisfy such withholding obligation shall be determined by the Company or the Affiliate as of the date that the amount of tax to be withheld is to be determined. A Grantee who has made an election pursuant to this **Section 18.3** may satisfy his or her withholding obligation only with shares of Stock that are not subject to any repurchase, forfeiture, unfulfilled vesting, or other similar requirements. The maximum number of shares of Stock that may be withheld from any Award to satisfy any federal, state or local tax withholding requirements upon the exercise, vesting, lapse of restrictions applicable to such Award or payment of shares pursuant to such Award, as applicable, cannot exceed such number of shares having a Fair Market Value equal to the minimum statutory amount required by the Company to be withheld and paid to any such federal, state or local taxing authority with respect to such exercise, vesting, lapse of restrictions or payment of shares.

18.4. Captions

The use of captions in this Plan or any Award Agreement is for the convenience of reference only and shall not affect the meaning of any provision of the Plan or such Award Agreement.

18.5. Other Provisions

Each Award granted under the Plan may contain such other terms and conditions not inconsistent with the Plan as may be determined by the Board, in its sole discretion.

18.6. Number and Gender

With respect to words used in this Plan, the singular form shall include the plural form, the masculine gender shall include the feminine gender, etc., as the context requires.

18.7. Severability

If any provision of the Plan or any Award Agreement shall be determined to be illegal or unenforceable by any court of law in any jurisdiction, the remaining provisions hereof and thereof shall be severable and enforceable in accordance with their terms, and all provisions shall remain enforceable in any other jurisdiction.

18.8. Governing Law

The validity and construction of this Plan and the instruments evidencing the Awards hereunder shall be governed by the laws of the State of Delaware, other than any conflicts or choice of law rule or principle that might otherwise refer construction or interpretation of this Plan and the instruments evidencing the Awards granted hereunder to the substantive laws of any other jurisdiction.

18.9. Section 409A of the Code

The Board intends to comply with Section 409A of the Code ("Section 409A"), or an exemption to Section 409A, with regard to Awards hereunder that constitute nonqualified deferred compensation within the meaning of Section 409A. To the extent that the Board determines that a Grantee would be subject to the additional 20% tax imposed on certain nonqualified deferred compensation plans pursuant to Section 409A as a result of any provision of any Award granted under this Plan, such provision shall be deemed amended to the minimum extent necessary to avoid application of such additional tax. The nature of any such amendment shall be determined by the Board.

* * *

To record adoption of the Plan by the Board as of , 2007, and approval of the Plan by the stockholders on , 2007, the Company has caused its authorized officer to execute the Plan.

WABASH NATIONAL CORPORATION

By: ______________________________

Title: ______________________________

Wabash National Corporation
Annual Report on Form 10-K/A
Fiscal Year Ended December 31, 2006
Errata

Subsequent to the printing of the enclosed copy of Wabash National Corporation's Annual Report on Form 10-K/A for the fiscal year ended December 31, 2006, a typographical error was identified in the table showing the changes in the product warranty accrual in Note 2, Summary of Significant Accounting Policies (*p. Other Accrued Liabilities*), of the Company's consolidated financial statements. The error appeared on page 43, and the following correctly states how Note 2.(p) should have appeared:

p. Other Accrued Liabilities

The following table presents the major components of *Other Accrued Liabilities* (in thousands):

	Years Ended December 31,	
	2006	2005
Customer deposits	$ 8,257	$ 11,067
Warranty	14,978	10,217
Payroll and related taxes	13,020	9,832
Accrued taxes	6,536	7,851
Self-insurance	8,742	7,733
All other	7,173	12,051
	$ 58,706	$ 58,751

The following table presents the changes in the product warranty accrual included in *Other Accrued Liabilities* (in thousands):

	2006	2005
Balance at January 1	$ 10,217	$ 8,399
Provision for warranties issued in current year	5,333	4,974
Additional provisions for pre-existing warranties	3,547	3,298
Transcraft acquisition	2,100	—
Payments	(6,219)	(6,454)
Balance at December 31	$ 14,978	$ 10,217

The Company's warranty policy generally provides coverage for components of the trailer the Company produces or assembles. Typically, the coverage period is five years for trailers sold prior to 2005. Beginning in 2005, the coverage period for DuraPlate® trailer panels was extended to 10 years, with all other components remaining at five years. The Company's policy is to accrue the estimated cost of warranty coverage at the time of the sale.

The following table presents the changes in the self-insurance accrual included in *Other Accrued Liabilities* (in thousands):

	Self-Insurance Accrual
Balance as of January 1, 2005	$ 8,159
Expense	24,442
Payments	(24,868)
Balance as of December 31, 2005	$ 7,733
Expense	26,295
Payments	(25,286)
Balance as of December 31, 2006	$ 8,742

The Company is self-insured up to specified limits for medical and workers' compensation coverage. The self-insurance reserves have been recorded to reflect the undiscounted estimated liabilities, including claims incurred but not reported, as well as catastrophic claims as appropriate.

WABASH NATIONAL

OUR INNOVATION MOVES THE WORLD™

LETTER FROM THE PRESIDENT

2006 in Retrospect

In 2006, the company faced many challenges, but also had many notable achievements. Going into 2007, Wabash National is now much better positioned to deal with new challenges facing us today and in the years to come.

2006 was a year of significant change and serious challenges for Wabash National. We again faced higher raw materials costs, fueled by rising energy costs and strong overseas materials demand. Aluminum hit all-time highs and stainless steel costs more than doubled. As would be expected, customers became much more sensitive to trailer price increases and a number of competitors exhibited undisciplined pricing practices.

The implementation of our Enterprise Resource Management (ERP) system proved to be more challenging than expected, resulting in disruptions in material supply, which impacted production schedules and trailer deliveries. I thank our many customers for their understanding and patience during that period. I know the results of this difficult transition period are now paying off and will continue to help us operate more efficiently.

Due to these challenges, we did not deliver the results that our shareholders expect. No excuses, we simply didn't deliver. Yet, despite these difficulties, we did achieve a number of noteworthy successes.

First and foremost, I am very pleased to say that the safety of our workplace is the best it has been in our history. It is truly the number one value and priority of all our associates. I am proud of the significant progress that we have made.

The quality and fit and finish of our products today is considerably improved, and our customers have taken notice. Process yield is now at levels never before achieved in our business. Doing the job right the first time has become a source of pride for all the associates of Wabash National.

Our acquisition of Transcraft Corporation has been an undeniable success, as the company set an all-time production record in 2006, exceeding 6,000 units. As the leading flatbed and drop deck manufacturer in North America, Transcraft brings Wabash National additional product breadth that will allow us to better meet our customers' growing needs.

Our mid-market growth initiative, begun in late 2003, continues to provide the customer base diversification that was lacking during the downturn in 2000 and 2001. Our sales team has been successful in adding over 200 new customers, accounting for 15,000 in new trailer orders over the past three years. During 2006 alone, these efforts accounted for 70 new customers and 4,000 new trailer orders.

The development of our workforce continues to make great strides. Over the last two and a half years, 175 supervisors and managers have successfully completed our 50-hour Wabash Leadership Series and nearly 200 have participated in general supervisory training. In addition, we have initiated partnerships with Purdue University, University of Chicago, Duke University and Cornell University to help us with key development needs.

Finally, the efforts of our Strategic Sourcing team are gaining true traction. We have initiatives underway in the areas of long-term supply agreements, supplier quality, on-time delivery and alternative sourcing.

2007 and Beyond

Going forward, many of the initiatives we started in 2006 have established a solid foundation for our future.

Implementing our ERP system was the right thing to do, was long overdue, and now provides the capabilities we lacked with the limitations of our old systems.

As the innovation leader in the industry, we have introduced automation into the trailer assembly process. Our Alpha line project has helped take trailer manufacturing to levels of automation and quality not before seen in our industry. The knowledge gained from this effort will be very beneficial in the years to come. We will now be selectively implementing the best ideas and features from Alpha into future line upgrades.

The competitive landscape is evolving. Just a short time ago, Wabash National enjoyed the position as the only manufacturer of composite-panel trailers. Today, that is no longer the case. Competitors have introduced imitation composite-panel trailers to the market, most using panels imported from Taiwan and China, that are designed to appear to be very similar to our DuraPlate trailer. There is, however, no substitute for the real thing.

Nevertheless, we must continue to be smarter, faster, and more cost effective than the competition. We must work to protect our intellectual property and technological advantages from those who wish to unfairly benefit from our innovation. We must provide superior products, new innovations, and produce trailers more efficiently than our competition. We must be committed to finding ways to create value for our many stakeholders. And, we must execute effectively.

Planning for the Future

Our purpose is to create value for all of our stakeholders, including customers, associates, suppliers, our community, and most importantly, our shareholders. To help maintain our focus on creating this value, we have established five key value drivers.

- Operational Optimization – a focus on improving business processes and reducing costs.
- Customer Focus – a commitment to customer satisfaction and a focus on diversifying our customer base.
- Product Innovation – a drive to continue to be the leader in bringing new products and technology to market, adding to our competitive advantage.
- People Development – to train and develop our associates and to be a strong corporate citizen in the community.
- Strategic Growth – delivering an effective plan to find and develop new growth opportunities, both organically and through acquisition.

These drivers are being used as a platform to establish a comprehensive, long-term strategic plan for our business. At the core of this effort is a "focus on execution" that will ensure all company initiatives align with our long-term strategy.

I would like to express my sincere thanks and gratitude to all of Wabash National's associates who worked so diligently during this past year. We truly are fortunate to have such a dedicated and committed group of associates.

Finally, on behalf of the senior leadership team and all associates, I would like to extend a special thanks to Bill Greubel for his outstanding leadership as CEO in guiding Wabash National through a complete transformation during the past five years. We are a much better company today as a result of Bill's leadership, and I look forward to his continued guidance as a Director.

In closing, I want to affirm that the leadership team of Wabash National is committed to creating value for all stakeholders, including our customers, associates, suppliers, our community, and, of course, our shareholders whose investment in the company make our growth and improvement efforts possible. Together, we will continue build a strong future for the company.

Sincerely,

R J Giromini

Richard J. Giromini
President and Chief Executive Officer

STOCKHOLDER INFORMATION

Executive Officers
Richard J. Giromini
President, Chief Executive Officer and Director

Rodney P. Ehrlich
Senior Vice President – Chief Technology Officer

Bruce N. Ewald
Senior Vice President – Sales and Marketing

William P. Greubel
Chairman and Executive Director

Timothy J. Monahan
Senior Vice President – Human Resources

Robert J. Smith
Senior Vice President – Chief Financial Officer

Joseph M. Zachman
Senior Vice President - Manufacturing

Auditors
Ernst & Young LLP
111 Monument Circle
Suite 2600
Indianapolis, Indiana 46204-5120

Transfer Agent
LaSalle Bank NA
PO Box 3319
South Hackensack, NJ 07606-1919
(800) 791-3932

Requests
For stockholder requests for information or assistance,
Please write or telephone:
Wabash National Corporation
c/o Investor Relations
PO Box 6129
Lafayette, Indiana 47903-6129
(765) 771-5310

Form 10-K/A
In lieu of a separate annual report to stockholders, enclosed is Wabash National Corporation's Form 10-K/A, which included as an exhibit the certifications required by Section 302 of the Sarbanes Oxley Act.

Directors
David C. Burdakin
Executive Vice President
HNI Corporation

Richard J. Giromini
President and Chief Executive Officer

William P. Greubel
Chairman and Executive Director

Dr. Martin C. Jischke
President
Purdue University

J.D. (Jim) Kelly
President, Engine Business and
Vice President, Cummins Inc.

Stephanie K. Kushner
Vice President and Chief Financial Officer
Federal Signal Corporation

Larry J. Magee
Chairman, CEO and President
BFS Retail & Commercial Operations, LLC

Scott K. Sorensen
Chief Financial Officer
Headwaters, Inc.

Ronald L. Stewart
Director
Wabash National Corporation

Stock Listing
Symbol: WNC
New York Stock Exchange

Internet Address
http://www.wabashnational.com

WABASH NATIONAL

April 24, 2007

Wabash National Corporation
P.O. Box 6129 · Lafayette, IN 47903
Phone: (765) 771-5300
www.wabashnational.com

END